    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2004


                                                     REGISTRATION NO. 333-101921
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 8 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                     TODCO
             (Exact name of registrant as specified in its charter)

              DELAWARE                               1381                              76-0544217
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                  2000 W. SAM HOUSTON PARKWAY SOUTH, SUITE 800
                              HOUSTON, TEXAS 77042
                                 (713) 278-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                T. SCOTT O'KEEFE
                                     TODCO
                  2000 W. SAM HOUSTON PARKWAY SOUTH, SUITE 800
                              HOUSTON, TEXAS 77042
                                 (713) 278-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

                GENE J. OSHMAN, ESQ.                                ALAN J. SINSHEIMER, ESQ.
                JOHN D. GEDDES, ESQ.                                 SULLIVAN & CROMWELL LLP
                 BAKER BOTTS L.L.P.                                     125 BROAD STREET
                3000 ONE SHELL PLAZA                              NEW YORK, NEW YORK 10004-2498
                    910 LOUISIANA                                        (212) 558-4000
              HOUSTON, TEXAS 77002-4995
                   (713) 229-1234

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING      REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)         PER UNIT(1)            PRICE(2)               FEE
--------------------------------------------------------------------------------------------------------------------------------
Class A common stock........................          --                   --              $250,000,000          $23,000(4)
--------------------------------------------------------------------------------------------------------------------------------
Preferred stock purchase rights(3)..........          --                   --                   --                   --
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Each share of our Class A common stock includes an associated preferred stock purchase right. Rights initially will trade together with the Class A common stock. The value attributable to the rights, if any, will be reflected in the market price of the Class A common stock.

(4) $23,000 was previously paid with the initial filing of this registration statement.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell shares of Class A common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell shares of Class A common stock and we are not soliciting offers to buy shares of Class A common stock in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)


Issued February 3, 2004


                               12,000,000 Shares

                                  [TODCO LOGO]

                              CLASS A COMMON STOCK
                            ------------------------
TRANSOCEAN HOLDINGS INC., A SUBSIDIARY OF TRANSOCEAN INC., AS SELLING STOCKHOLDER, IS SELLING 12,000,000 SHARES OF OUR CLASS A COMMON STOCK. WE WILL NOT RECEIVE ANY PROCEEDS FROM THE CLASS A COMMON STOCK SOLD BY THE SELLING STOCKHOLDER. THIS IS AN INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE CURRENTLY ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $11.00 AND $13.00 PER SHARE.
                            ------------------------
WE HAVE APPLIED TO LIST OUR CLASS A COMMON STOCK ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "THE."
                            ------------------------

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12.

                            ------------------------
                           PRICE $            A SHARE
                            ------------------------

                                                                 UNDERWRITING    PROCEEDS TO
                                                      PRICE TO   DISCOUNTS AND     SELLING
                                                       PUBLIC     COMMISSIONS    STOCKHOLDER
                                                      --------   -------------   -----------
Per Share...........................................     $            $               $
Total...............................................  $            $               $

The selling stockholder has granted the underwriters the right to purchase up to an additional 1,800,000 shares from the selling stockholder to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the shares of the Class A common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 2004.
                            ------------------------
                                 MORGAN STANLEY
                            ------------------------
BANC OF AMERICA SECURITIES LLC
                                   CITIGROUP
                                       CREDIT SUISSE FIRST BOSTON
                                                     UBS INVESTMENT BANK
                            ------------------------
                        SIMMONS & COMPANY, INTERNATIONAL

          , 2004

    [PHOTOGRAPHS of jackup rig THE 150, barge Rig 55 and jackup rig THE 207]



         Our jackup rig, THE 150, is a 150 foot independent leg cantilevered rig. It is shown here working in the U.S. Gulf of Mexico.


         Our Rig 55 shown here is a 3,000 horsepower posted inland barge rig. This rig is capable of drilling to 30,000 ft.


         Our jackup rig, THE 207, is a 200 foot mat-supported cantilevered rig. It is shown here working in the U.S. Gulf of Mexico.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................   12
Cautionary Statement About Forward-
  Looking Statements..................   23
Use of Proceeds.......................   25
Dividend Policy.......................   25
Dilution..............................   26
Capitalization........................   27
Selected Historical Financial Data....   28
Unaudited Pro Forma Financial
  Information.........................   30
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   36
Our Business..........................   58
Management............................   72



                                        PAGE
                                        ----
Certain Relationships and Related
  Party Transactions..................   83
Relationship Between Us and
  Transocean..........................   89
Principal and Selling Stockholders....   98
Description of Capital Stock..........   99
Shares Eligible for Future Sale.......  111
Material U.S. Federal Income Tax
  Considerations For Non-U.S.
  Holders.............................  112
Underwriters..........................  116
Validity of Class A Common Stock......  118
Experts...............................  118
Where You Can Find More Information...  119
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

                            ------------------------

     UNTIL           , 2004 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE SHARES OF OUR CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision with respect to our Class A common stock. References in this prospectus to the terms "we," "us" or other similar terms mean TODCO and its subsidiaries, references to "Transocean" mean Transocean Inc. and its subsidiaries (excluding us), unless the context indicates otherwise, and references to "Transocean Holdings" mean Transocean Holdings Inc. Except for information related to historical financial data, the information in this prospectus relating to us assumes that we have completed our separation from Transocean, unless the context indicates otherwise.

                                     TODCO

OVERVIEW

     We are a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast and believe that, as a result of our leading position and geographic focus, we are well-positioned to benefit from the potential increased drilling activity for natural gas in this region.

     We own, have partial ownership in or operate a fleet of 70 drilling rigs. Our U.S. Gulf Coast jackup fleet consists of 19 rigs, including independent leg cantilever jackup rigs, mat-supported cantilever jackup rigs and mat-supported slot-type jackup rigs that drill in water depths up to 250 feet. Our U.S. Gulf Coast drilling barge fleet consists of 30 rigs, including posted and conventional barges that operate in inland waters, bays and coastal transition zones. We own three submersible drilling rigs located in the U.S. Gulf Coast, two jackup rigs and a platform rig located in Trinidad and nine land rigs as well as three lake barges located in Venezuela. Additionally, we have one independent leg cantilever jackup rig that began operating in Venezuela in mid-December 2003. We also have two mat-supported cantilever jackup rigs working in Mexico.

     Our core business is to contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mostly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

     After the closing of this offering, we will continue to be controlled by Transocean. For a discussion of related risks, see "Risk Factors--Risks Related to Our Principal Stockholder Transocean."

RECENT INDUSTRY TRENDS

     The drilling industry in the U.S. Gulf Coast is highly cyclical and is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. We believe that both our earnings and demand for our rigs will typically be correlated to our customers' expectations of energy prices, particularly natural gas prices, and that sustained energy price increases will generally have a positive impact on our earnings. We believe that the drilling industry is emerging from a cyclical low point and that there are several trends that should benefit our operations, including:

      -- Increasing Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has increased from January 1994 to December 2003, as shown in the chart below. We believe recent increases in natural gas pricing in the United States, if sustained, should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.

                             U.S. NATURAL GAS PRICE
                          ROLLING TWELVE MONTH AVERAGE

                                    (GRAPH)

Source: Bloomberg (last twelve months rolling average of historical Henry Hub prices). As of December 31, 2003.


                       MONTH AND YEAR                          DOLLARS
                       --------------                            PER
                                                                MMBTU
                                                              ----------
January 94..................................................     2.15756

May 94......................................................     2.18452

September 94................................................     2.04316

January 95..................................................     1.81612

May 95......................................................     1.62876

September 95................................................     1.57232

January 96..................................................     1.83932

May 96......................................................       2.246

September 96................................................     2.46364

January 97..................................................     2.68144

May 97......................................................       2.475

September 97................................................       2.551

January 98..................................................      2.3752

May 98......................................................      2.4348

September 98................................................     2.29852

January 99..................................................      2.0624

May 99......................................................     1.97588

September 99................................................     2.12572

January 00..................................................     2.31992

May 00......................................................      2.6612

September 00................................................     3.32292

January 01..................................................      4.7856

May 01......................................................     5.43592

September 01................................................     4.95692

January 02..................................................     3.46324

May 02......................................................     2.83008

September 02................................................     2.89008

January 03..................................................     3.63784

May 03......................................................     4.66176

September 03................................................     5.32176

           -- Need for Increased Natural Gas Drilling Activity. From 1994 to 2002, U.S. demand for natural gas grew at an annual rate of 1.1% while its supply grew at an annual rate of 0.2%. We believe that this supply and demand imbalance will continue if demand for natural gas continues to increase and production decline rates continue to accelerate. Even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

            U.S. ANNUAL NATURAL GAS PRODUCTION AND GAS WELLS DRILLED

                                    (GRAPH)

Source: EIA. As of December 31, 2003.


                                                                U.S. NATURAL
                                                                    GAS
                                                                 PRODUCTION         U.S. GAS
                                                                   (TCF)             WELLS
                                                              ----------------   --------------
1994........................................................       19.71              9,538
1995........................................................       19.51              8,354
1996........................................................       19.81              9,302
1997........................................................       19.87             11,327
1998........................................................       19.96             11,308
1999........................................................       19.80             10,877
2000........................................................       20.20             16,455
2001........................................................       20.63             22,083
2002........................................................       19.97             15,947

           -- Trend Towards Drilling Deeper Shallow Water Gas Wells. A current trend by oil and gas companies is to drill deep gas wells along the U.S. Gulf Coast in search of new and potentially prolific untapped natural gas reserves. We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, the trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

           -- Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last two years has reduced the overall supply of jackups in the U.S. Gulf Coast as reflected in the chart below. This has created a more favorable supply environment for the remaining jackups, including ours.

                            JACKUP SUPPLY AND DEMAND
                              U.S. GULF OF MEXICO
                                    (GRAPH)

Source: ODS-Petrodata. As of December 31, 2003.


                       MONTH AND YEAR                         SUPPLY     DEMAND
------------------------------------------------------------  ------     ------
January 00..................................................   144        118

March 00....................................................   146        124

May 00......................................................   146        131

July 00.....................................................   148        133

September 00................................................   153        137

November 00.................................................   152        136

January 01..................................................   154        137

March 01....................................................   157        143

May 01......................................................   156        136

July 01.....................................................   155        136

September 01................................................   154        107

November 01.................................................   150         76

January 02..................................................   147         79

March 02....................................................   147         86

May 02......................................................   145         93

July 02.....................................................   143         96

September 02................................................   143         98

November 02.................................................   137         87

January 03..................................................   132         87

March 03....................................................   131         83

May 03......................................................   129         89

July 03.....................................................   123         85

May 03......................................................   120         87

September 03................................................   121         88

OUR STRENGTHS

     We believe that we have the following strengths:

      -- Leading Presence in the U.S. Gulf Coast. We have the largest combined jackup and inland barge fleet in the U.S. Gulf Coast. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. Our size also generates economies of scale and helps us attract, train and retain qualified crew personnel.

      -- Well-Positioned to Benefit from an Upturn in Natural Gas Drilling Activity. Our customers in the U.S. Gulf Coast drill primarily for natural gas. Given our leading presence in this market, we believe we are well-positioned to benefit from any significant increases in U.S. natural gas drilling activity in the U.S. Gulf Coast. Because operating costs in our industry are largely fixed, our earnings and cash flow are very sensitive to improvements in utilization rates and dayrates.

      -- Strong Pro Forma Balance Sheet. On a pro forma basis, we have a strong balance sheet, with approximately $36 million of total debt and a total debt to total capitalization ratio of 6.5% as of September 30, 2003. We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

      -- Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf Coast. Their considerable knowledge of and experience with the cyclical nature of our business should enhance our ability to operate effectively through industry cycles. Additionally, our management's participation in incentive compensation plans is designed to align their interests with our operating and financial performance. For a discussion of risks related to potential conflicts of interest involving our management, see "Risk Factors--Risks Related to Our Principal Stockholder Transocean--Most of our executive officers and most of our directors may have potential conflicts of interest because of their ownership of Transocean ordinary shares or their role as directors or executive officers of Transocean."

OUR STRATEGY

     Our objective is to continue to be a leading offshore drilling company with a focus on the North American natural gas industry. Specifically, we intend to:

      -- Focus on Marine Assets and Drilling for Natural Gas along the U.S. Gulf Coast. We plan to maintain our position as the leading contractor of jackup rigs and drilling barges in the U.S. Gulf Coast. We believe that this approach will allow us to take advantage of improvements in dayrates and rig demand that may result from increased drilling activity in this region. We believe that our focus on this region will also allow us to take advantage of deep gas drilling opportunities. Although we intend to focus on the U.S. Gulf Coast, we also plan to pursue selective opportunities for our rigs in Venezuela, Trinidad and Mexico.

      -- Pursue Efficient, Low-Cost Operations and a Disciplined Approach to Capital Spending. We intend to be a low-cost contractor in the U.S. Gulf Coast drilling market. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. We believe that this operational flexibility will provide us with an important competitive advantage and allow us to compete effectively with competitors with higher specification fleets and higher cost structures than ours. We plan to pursue a disciplined approach to capital spending in increasing the size and upgrading the capabilities of our fleet.

      -- Maintain High Operating Standards. We plan to continue to maintain a high level of quality service and safety. We have in place a comprehensive set of safety management systems, standards and procedures that we believe benefit our employees, our margins and our reputation.

      -- Maintain a Conservative Capital Structure. We intend to maintain our conservative capital structure with a low percentage of debt. We believe this is a prudent financial strategy given that our industry is highly cyclical.

OUR RELATIONSHIP WITH TRANSOCEAN

     We are currently a wholly owned subsidiary of Transocean. Transocean is a leading international provider of offshore contract oil and gas drilling services. Upon the closing of this offering, Transocean will own 100% of our outstanding Class B common stock, giving it 95% of the combined voting power of our outstanding common stock. Transocean will not own any of our outstanding Class A common stock. The foregoing percentage relating to Transocean's combined voting power of our outstanding common stock would be reduced to 94% if the underwriters exercise their over-allotment option in full. The Class B common stock is not offered by this prospectus. We expect that immediately following the offering, Transocean will continue to provide contract oil and gas drilling services but will have no U.S. inland marine or Gulf of Mexico shallow water jackup operations.

     Transocean has advised us that its current long term intent is to dispose of our common stock owned by it following this offering. Transocean could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings of our common stock, open market sales of our common stock, sales of our common stock to one or more third parties, spin-off distributions of our common stock to

Transocean's shareholders, split-off offerings to Transocean's shareholders that would allow for the opportunity to exchange Transocean shares for shares of our common stock or a combination of these transactions. However, the determination whether, and if so, when, to proceed with any of these transactions is entirely within the discretion of Transocean. Transocean has also advised us that its current preference would be to receive cash in any transaction disposing of our common stock owned by it following this offering. Transocean is not subject to any contractual obligation to maintain its share ownership, except that Transocean has agreed not to sell or otherwise dispose of any shares of our common stock for a period of 155 days after the date of this prospectus without the prior written consent of the underwriters, subject to the exceptions described in "Underwriters." For more information on the potential effect of sales of our common stock by Transocean, see "Risk Factors--Risks Related to this Offering, the Securities Markets and Ownership of Our Class A Common Stock--Substantial sales of our common stock by Transocean or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company."

     We have transferred to Transocean assets not included in the TODCO business, as defined in the master separation agreement and described in "Relationship Between Us and Transocean--Master Separation Agreement--TODCO Business." See "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean." Prior to the closing of the offering we will enter into various agreements to complete the separation of our business from Transocean, including a master separation agreement and a tax sharing agreement. The master separation agreement will provide for, among other things, the assumption by us of liabilities relating to our business and the assumption by Transocean of liabilities unrelated to our business. Under the tax sharing agreement, Transocean will indemnify us against most pre-closing income tax liabilities. However, we must pay Transocean for most pre-closing income tax benefits that we utilize after the closing of this offering. See "Relationship Between Us and Transocean--Tax Sharing Agreement." The separation agreements between us and Transocean will also govern our various interim and ongoing relationships. In particular, we will enter into agreements under which Transocean will continue to provide various interim services to us, including financial, accounting, information technology and other services.


     See the diagram on page 83 for an illustration of our drilling units and non-drilling units as of December 31, 2000 and as of the closing of this offering.


                            ------------------------

     We were incorporated in Delaware on July 7, 1997. On December 13, 2002, we changed our name from R&B Falcon Corporation to TODCO. Our executive offices are located at 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042, and our telephone number is (713) 278-6000.

                                  THE OFFERING

Class A common stock
offered.......................   12,000,000 shares

Common stock to be outstanding
after the offering:
  Class A common stock........   12,000,000 shares
  Class B common stock........   48,000,000 shares
     Total....................   60,000,000 shares

Common stock to be held by
Transocean after the offering:
  Class A common stock........             0 shares
  Class B common stock........   48,000,000 shares
     Total....................   48,000,000 shares

Use of proceeds...............   We will not receive any of the proceeds from
                                 this offering. All proceeds from this offering will be received by the selling stockholder.

Voting rights:
  Class A common stock........   One vote per share
  Class B common stock........   Five votes per share

Dividend policy:..............   We do not intend to declare or pay regular
                                 dividends on our common stock in the
                                 foreseeable future. Instead, we generally intend to invest any future earnings for use in our business.

Proposed New York Stock
Exchange symbol for the Class
A common stock................   "THE"

The number of shares of our common stock to be outstanding after this offering excludes:

      -- 1,633,617 shares of Class A common stock issuable in connection with the exercise of stock options we plan to issue immediately prior to the closing of this offering with an exercise price equal to the initial public offering price,

      -- 247,294 shares of Class A common stock we plan to issue as restricted stock (1) pursuant to an employment agreement immediately prior to the closing of this offering (100,487 shares based on an assumed initial public offering price of $12.00 per share and assuming this offering occurred on December 31, 2003), (2) to other employees immediately prior to the closing of this offering and (3) to our outside directors following this offering, and

      -- 1,119,089 additional shares of Class A common stock reserved for issuance under our stock option plans.

Unless we specifically state otherwise:

      -- the information in this prospectus does not take into account the sale of up to 1,800,000 shares of Class A common stock which the underwriters have the option to purchase from the selling stockholder to cover over-allotments, and

      -- the share-related information in this prospectus assumes that we have completed the reclassification of our common stock into Class B common stock and the conversion of the shares to be sold in this offering into Class A common stock.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The summary historical financial data set forth below for the years ended December 31, 2000 and 2002, the one month ended January 31, 2001 and the eleven months ended December 31, 2001 has been prepared using our audited consolidated financial statements. The summary historical financial data set forth below for the nine months ended September 30, 2002 and 2003 has been prepared using our unaudited consolidated financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year 2003. It is important that you read the following summary historical financial data together with our financial statements and the related notes and with the sections titled "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     On January 31, 2001, we became a wholly owned subsidiary of Transocean as a result of our merger transaction with Transocean. The merger was accounted for as a purchase, with Transocean as the accounting acquiror. The purchase price was allocated to our assets and liabilities based on their estimated fair values on the date of the merger. The purchase price adjustments were "pushed down" to our consolidated financial statements. Accordingly, our financial statements for periods subsequent to January 31, 2001 are not comparable in material respects to those of prior periods since those financial statements report financial position, results of operations and cash flows using a different basis of accounting.

                                  PRE-TRANSOCEAN MERGER                    POST-TRANSOCEAN MERGER
                                --------------------------   --------------------------------------------------
                                                                                                NINE MONTHS
                                                ONE MONTH    ELEVEN MONTHS                         ENDED
                                 YEAR ENDED       ENDED          ENDED        YEAR ENDED       SEPTEMBER 30,
                                DECEMBER 31,   JANUARY 31,   DECEMBER 31,    DECEMBER 31,   -------------------
                                    2000          2001           2001            2002         2002       2003
                                ------------   -----------   -------------   ------------   --------   --------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues..........    $ 406.1         $ 48.5       $  441.0        $  187.8     $  135.8   $  167.3
  Operating and maintenance
    expense...................      317.4           23.2          282.7           202.8        150.8      189.8
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle.................     (131.9)         (90.1)         (96.7)         (529.1)      (105.8)    (192.4)
PER SHARE DATA:
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle and after
    preferred share dividends
    per common share Basic and
    diluted...................    $ (1.72)        $(0.43)      $ (96.70)       $(529.10)    $(105.80)  $(192.40)
  Average common shares
    outstanding:
  Basic and diluted...........      196.6          211.3            1.0             1.0          1.0        1.0

                                             PRE-TRANSOCEAN
                                                 MERGER                 POST-TRANSOCEAN MERGER
                                             --------------   -------------------------------------------
                                                 AS OF           AS OF          AS OF           AS OF
                                              DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                  2000            2001           2002           2003
                                             --------------   ------------   ------------   -------------
                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
  Cash and cash equivalents................     $  184.4        $   15.0       $     --        $ 29.7
  Working capital..........................        406.9           222.4          199.1         (54.9)
  Total assets.............................      4,804.4         8,838.8        2,227.2         787.1
  Total debt...............................      2,702.9         1,538.0           40.7          36.3
  Total debt--related party................           --            55.0        1,080.1         523.8
  Shareholders' equity.....................      1,373.5         6,496.5          561.9          80.5

                        SUMMARY PRO FORMA FINANCIAL DATA

     We have included the following unaudited pro forma summary financial information only for the purposes of illustration. The pro forma balance sheet data assumes the retirement of all of our notes payable to Transocean and Transocean's notes payable to us (the "retirement") and the separation of our business from Transocean were completed on September 30, 2003. The pro forma statement of operations data for the year ended December 31, 2002 and for the nine months ended September 30, 2003 reflect our continuing operations and assumes the retirement was completed on January 1, 2002. The pro forma information does not necessarily indicate what the operating results or financial position would have been if the retirement had been completed at the dates indicated. Moreover, this information does not necessarily indicate what our future operating results or financial position will be.


     You should read this summary unaudited pro forma financial information in conjunction with the "Unaudited Pro Forma Financial Information" and the related notes beginning on page 30.


                                                          YEAR ENDED       NINE MONTHS ENDED
                                                       DECEMBER 31, 2002   SEPTEMBER 30, 2003
                                                       -----------------   ------------------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues.................................       $ 187.8             $ 167.3
  Costs and expenses
     Operating and maintenance.......................         202.8               189.8
     Depreciation....................................          91.9                69.2
     General and administrative......................          11.8                 1.4
     Impairment loss on long-lived assets............         399.4                11.6
     Gain from disposal of assets....................          (1.0)               (0.5)
                                                            -------             -------
  Operating loss.....................................        (517.1)             (104.2)
  Other income (expense)
     Interest income.................................           9.6                 3.8
     Interest expense................................          (2.3)               (1.9)
     Loss on retirement of debt......................         (18.8)              (79.5)
     Impairment of investment in and advance to joint
       venture.......................................            --               (21.3)
     Other, net......................................          (2.4)               (4.2)
                                                            -------             -------
  Loss from continuing operations before income taxes
     and minority interest...........................        (531.0)             (207.3)
  Income tax benefit.................................         (49.1)              (64.2)
  Minority interest..................................          (0.1)                0.6
                                                            -------             -------
  Net loss from continuing operations................       $(481.8)            $(143.7)
                                                            =======             =======
  Net loss from continuing operations per share
     Basic and diluted...............................       $ (8.03)            $ (2.40)
  Weighted average shares outstanding
     Basic and diluted...............................          60.0                60.0

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  2003
                                                              -------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................     $ 29.7
  Working capital...........................................       51.2
  Total assets..............................................      812.6
  Total debt................................................       36.3
  Shareholder's equity......................................      518.6

                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  2002           2003
                                                              ------------   -------------
OPERATING DATA:
  Number of drilling rigs (end of period):
     U.S. jackups and submersibles..........................         30              25
     U.S. barges............................................         31              30
     Other..................................................         15              15
  Average revenue per day(a):
     U.S. jackups and submersibles..........................    $21,300         $21,800
     U.S. barges............................................     19,900          18,400
     Other..................................................     21,900          19,900
  Rig utilization(b):
     U.S. jackups and submersibles..........................         29%             43%
     U.S. barges............................................         39%             42%
     Other..................................................         35%             39%

---------------

(a)Average revenue per day in the table above and elsewhere in this prospectus is defined as operating revenue earned per revenue earning day in the period.

(b)Utilization shown in the table above and elsewhere in this prospectus is the total number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

                                 RECENT EVENTS



     Included below is unaudited summary financial data for our recently completed fourth quarter of 2003. We have prepared the summary financial data set forth below for the three months ended December 31, 2003 using our unaudited consolidated financial statements. It is important that you read the following summary financial data together with our financial statements and the related notes and with the sections titled "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                THREE MONTHS ENDED
                                                                 DECEMBER 31, 2003
                                                               ---------------------
                                                               (DOLLARS IN MILLIONS,
                                                               EXCEPT PER DAY DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues........................................          $  60.4
  Costs and expenses
     Operating and maintenance..............................             52.5
     Depreciation...........................................             23.0
     General and administrative.............................               --
     Gain from disposal of assets...........................             (0.3)
     Other..................................................             (0.3)
                                                                      -------
     Operating loss.........................................          $ (14.5)
                                                                      =======
OPERATING DATA:
  Number of drilling rigs (end of period)
     U.S. jackups and submersibles..........................               22
     U.S. barges............................................               30
     Other..................................................               18
  Average revenue per day:
     U.S. jackups and submersibles..........................          $26,700
     U.S. barges............................................           18,700
     Other..................................................           25,600
  Rig utilization:
     U.S. jackups and submersibles..........................               50%
     U.S. barges............................................               40%
     Other..................................................               28%



     During the three months ended December 31, 2003, we recognized $3.9 million of equity in loss of our Delta Towing joint venture, including a $1.9 million asset impairment relating to Delta Towing's fleet. At December 31, 2003, our cash and cash equivalents were $20.0 million. We entered into a two-year $75 million floating-rate secured revolving credit facility in late December 2003, and we had no borrowings outstanding under this credit facility as of December 31, 2003. Also, in December 2003, we made a $10.2 million scheduled debt payment.

                                  RISK FACTORS

     You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR BUSINESS DEPENDS ON THE LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY IN THE U.S. GULF COAST, WHICH IS SIGNIFICANTLY AFFECTED BY OFTEN VOLATILE OIL AND GAS PRICES.

     Our business depends on the level of activity in oil and gas exploration, development and production primarily in the U.S. Gulf Coast (our term for the U.S. Gulf of Mexico shallow water and inland marine region) where we are active. Oil and gas prices and our customers' expectations of potential changes in these prices significantly affect this level of activity. In particular, changes in the price of natural gas materially affect our operations because we primarily drill in the U.S. Gulf Coast where the focus of drilling has tended to be on the search for natural gas. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

      --   the demand for oil and gas in the United States and elsewhere,

      --   economic conditions in the United States and elsewhere,

      --   weather conditions in the United States and elsewhere,

      --   advances in exploration, development and production technology,

      -- the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing,

      --   the level of production in non-OPEC countries,

      -- the policies of various governments regarding exploration and development of their oil and gas reserves, and

      -- the worldwide military and political environment, including the recent war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the geographic areas in which we operate or further acts of terrorism in the United States, or elsewhere.

     Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. In the U.S. Gulf Coast, drilling contracts are generally short term, and oil and gas companies tend to respond quickly to upward or downward changes in prices. Any reduction in the demand for drilling services may materially erode dayrates and utilization rates for our rigs and adversely affect our financial results.

     The U.S. Gulf Coast is a mature oil and gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, oil and gas companies may be unable to obtain financing necessary to drill prospects in this region. This could result in reduced drilling activity in the U.S. Gulf Coast region. We expect demand for drilling services in this area to continue to fluctuate with the cycles of reduced and increased rig demand, and demand at similar points in future cycles could be lower than levels experienced in past cycles.

     THE CURRENT LEVEL OF ACTIVITY IN THE OIL AND GAS INDUSTRY IS RELATIVELY LOW IN OUR MARKET SEGMENTS, WHICH ADVERSELY AFFECTS OUR DAYRATES AND RIG UTILIZATION.

     The U.S. natural gas market strongly influences the level of U.S. Gulf Coast drilling activity. U.S. natural gas prices increased significantly during 2000, which resulted in improved demand for offshore drilling rigs and increased dayrates for rigs in the Gulf of Mexico. U.S. natural gas prices declined during 2001 and oil and gas companies reduced Gulf of Mexico exploration and development spending beginning in the second half of 2001. As a result, demand for drilling rigs declined, industry utilization and dayrates for Gulf of Mexico shallow water jackup rigs and drilling barges decreased significantly and our operations were adversely impacted. Current U.S. Gulf Coast dayrates for jackups are significantly lower than those experienced during 2000 and the first half of 2001, and there remains surplus rig capacity for jackups and barges. There has not yet been an increase in drilling activity in the U.S. Gulf Coast that corresponds to the increase in natural gas prices since September 2002, and such an increase may not occur. The U.S. Gulf Coast may not yet have experienced the bottom of the current drilling cycle. In addition, dayrates and utilization may not rise to the extent of prior drilling cycles, or at all, as prior results may not be predictive of future results. If natural gas prices decline, demand for our drilling services could be further reduced, which would adversely affect both utilization and dayrates.

     OUR INDUSTRY IS HIGHLY CYCLICAL, AND OUR RESULTS OF OPERATIONS MAY BE VOLATILE.

     Our industry is highly cyclical, with periods of high demand and high dayrates followed by periods of low demand and low dayrates. Periods of low rig demand intensify the competition in the industry and often result in rigs being idle for long periods of time. We may be required to idle rigs or enter into lower rate contracts in response to market conditions in the future. Due to the short-term nature of most of our drilling contracts, changes in market conditions can quickly affect our business. As a result of the cyclicality of our industry, our results of operations have been volatile, and we expect this volatility to continue.

     OUR INDUSTRY IS HIGHLY COMPETITIVE, WITH INTENSE PRICE COMPETITION.

     The U.S. Gulf of Mexico shallow water and U.S. inland marine market sectors in which we operate are highly competitive. Drilling contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and gas companies have reduced the number of available customers. Many other offshore drilling companies are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than we have. This allows them to better withstand industry downturns, better compete on the basis of price and build new rigs or acquire existing rigs, all of which could affect our revenues and profitability. We believe that competition for drilling contracts will continue to be intense in the foreseeable future.

     AN EXCESS SUPPLY OF DRILLING UNITS CURRENTLY EXISTS IN THE U.S. GULF COAST, AND ACTIVATION OF NON-MARKETED RIGS, MOVEMENT OF RIGS TO THIS REGION AND NEWBUILDS COULD INCREASE THIS EXCESS.

     An excess supply of jackups and other mobile offshore drilling units currently exists in the U.S. Gulf Coast. If industry conditions improve, inactive rigs that are not currently being marketed could be reactivated to meet an increase in demand for drilling rigs. Improved market conditions, particularly relative to other drilling markets, could also lead to jackups and other mobile offshore drilling units being moved into the U.S. Gulf Coast or could lead to increased rig construction and rig upgrade programs by our competitors. Some of our competitors have already announced plans to upgrade existing equipment or build additional jackups with higher specifications than our jackups. A significant increase in the supply of jackup rigs or other mobile offshore drilling units could adversely affect both utilization and dayrates.

     OUR JACKUP RIGS ARE AT A RELATIVE DISADVANTAGE TO HIGHER SPECIFICATION
RIGS.

     Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. Particularly during market downturns when there is decreased rig demand, higher specification jackups and other rigs may be more likely to obtain contracts than lower specification jackups. As a result, our lower specification jackups have in the past been stacked earlier in the cycle of decreased rig demand than most of our competitors' jackups and have been reactivated later in the cycle. This pattern has adversely impacted our business and could be repeated. In addition, higher specification rigs have greater flexibility to move to areas of demand in response to changes in market conditions. Because many of our rigs were designed specifically for drilling in the U.S. Gulf Coast, our ability to move them to other regions in response to changes in market conditions is limited. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deep water drilling programs and deeper formations, including deep gas prospects, requiring higher specification jackups, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours.

     OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OF THEM.

     Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. For instance, in June 2003, our inland barge Rig 62 experienced a well blowout and in September 2003 our inland barge Rig 20 experienced a fire. See "Management's Discussion and Analysis of Financial Condition and Results of Operations "--Results of Continuing Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2003." The occurrence of these events could result in the suspension of drilling operations, claims by the operator, damage to or destruction of the equipment involved and injury or death to rig personnel. We may also be subject to personal injury and other claims of rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services and personnel shortages. In addition, offshore and inland marine drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not totally insurable.

     Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation to their customers for war risk, terrorism and political risk insurance in respect of a wide variety of insurance coverages, including liability and aviation coverages. Insurance markets are volatile and the cost of insurance has generally increased significantly for most companies in 2003 compared to prior years. We have increased our insurance deductibles in 2003 to mitigate these rising costs. Insurance premiums and/or deductibles could be increased further or coverages may be unavailable in the future.

     If a significant accident or other event, including terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks, particularly in light of the instability and developments in the insurance markets following the September 11, 2001 terrorist attacks.

     FAILURE TO RETAIN KEY PERSONNEL COULD HURT OUR OPERATIONS.

     We require highly skilled personnel to operate and provide technical services and support for our drilling rigs. To the extent that demand for drilling services and the number of operating rigs increases, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing rigs.

     LOSS OF KEY MANAGEMENT COULD HURT OUR OPERATIONS.

     Our success is to a considerable degree dependent on the services of our key management, including Jan Rask, our President and Chief Executive Officer. The loss of any member of our key management could adversely affect our results of operations.

     UNIONIZATION EFFORTS COULD INCREASE OUR COSTS OR LIMIT OUR FLEXIBILITY.

     On December 31, 2003, approximately 5% of our employees worldwide were working under collective bargaining agreements, all of whom were working in Venezuela and Trinidad. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs or limit our flexibility.

     GOVERNMENTAL LAWS AND REGULATIONS MAY ADD TO OUR COSTS OR LIMIT DRILLING ACTIVITY.

     Our operations are affected in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally. We may be required to make significant capital expenditures to comply with laws and regulations. It is also possible that these laws and regulations may in the future add significantly to operating costs or may limit drilling activity.

     COMPLIANCE WITH OR A BREACH OF ENVIRONMENTAL LAWS CAN BE COSTLY AND COULD LIMIT OUR OPERATIONS.

     Our operations are subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position or results of operations.

     OUR NON-U.S. OPERATIONS INVOLVE ADDITIONAL RISKS NOT ASSOCIATED WITH OUR U.S. OPERATIONS.

     We operate in regions that may expose us to political and other uncertainties, including risks of:

      --   terrorist acts, war and civil disturbances,

      --   expropriation or nationalization of equipment, and

      --   the inability to repatriate income or capital.

     Our insurance policies and indemnity provisions in our drilling contracts generally do not protect us from loss of revenue. If a significant accident or other event occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial position or results of operations.

     Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.

     Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

     Another risk inherent in our operations is the possibility of currency exchange losses where revenues are received and expenses are paid in foreign currencies. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation.

     OUR VENEZUELA OPERATIONS ARE SUBJECT TO ADVERSE POLITICAL AND ECONOMIC CONDITIONS, AND OUR VENEZUELAN LAKE BARGES WOULD REQUIRE SUBSTANTIAL REFURBISHMENT TO RETURN TO SERVICE.

     A portion of our operations is conducted in the Republic of Venezuela, which has been experiencing political and economic turmoil, including labor strikes and demonstrations, and in 2002 experienced an attempt to overthrow the government. The implications and results of the political, economic and social instability in Venezuela are uncertain at this time, but the instability could have an adverse effect on our business. Depending on future developments, we could decide to cease operations in Venezuela. Venezuela has also implemented foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Our drilling contracts in Venezuela typically call for payments to be made in local currency, even when the dayrate is denominated in U.S. dollars. The exchange controls could also result in an artificially high value being placed on the local currency. As of September 30, 2003, we had working capital in Venezuela of approximately $8 million, including $4 million in U.S. dollar denominated spare parts inventory and $4 million in U.S. dollar denominated accounts receivable, and our total assets in Venezuela had a net book value of $56.4 million (including a joint venture interest). Two of our nine land rigs located in Venezuela were operating as of December 31, 2003. None of our lake barges in Venezuela have operated since January 2000. If or when those barges will return to work is uncertain, and all of these barges would require substantial refurbishment to be ready for service.

RISKS RELATED TO OUR PRINCIPAL STOCKHOLDER TRANSOCEAN

     TRANSFERS OF OUR COMMON STOCK BY TRANSOCEAN COULD ADVERSELY AFFECT YOUR RIGHTS AS A STOCKHOLDER AND CAUSE OUR STOCK PRICE TO DECLINE.

     Transocean will be permitted to transfer a controlling interest in us without allowing you to participate or realize a premium for your shares of common stock. For a description of Transocean's current plans with respect to our common stock that it will continue to own after the closing of this offering, see "Prospectus Summary--Our Relationship With Transocean." A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change of management decisions and business policy.

     WE WILL BE CONTROLLED BY TRANSOCEAN AS LONG AS IT OWNS A MAJORITY OF THE VOTING POWER OF OUR OUTSTANDING COMMON STOCK, AND YOU WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING THAT TIME.

     As long as Transocean owns, directly or indirectly, a majority of the voting power of our outstanding common stock, Transocean will be able to exert significant control over us, including the ability to elect or remove and replace our entire board of directors and take other actions without calling a special meeting. Investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, Transocean, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control all matters affecting us, including:

      -- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers,

      -- the determination of incentive compensation, which may affect our ability to retain key employees,

      --   the allocation of business opportunities between Transocean and us,

      -- any determinations with respect to mergers or other business combinations,

      --   our acquisition or disposition of assets,

      --   our financing decisions and our capital raising activities,

      --   the payment of dividends on our common stock,

      -- amendments to our amended and restated certificate of incorporation or bylaws, and

      --   determinations with respect to our tax returns.

In addition, Transocean may enter into credit agreements, indentures or other contracts that limit our activities and the activities of Transocean's other subsidiaries. Transocean's representatives on our board could direct our business so as not to breach any of these agreements.

     Transocean is generally not prohibited from selling a controlling interest in us to a third party. Because of exemptions granted under our rights agreement and because we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, Transocean, as a controlling stockholder, may find it easier to sell its controlling interest to a third party than if we had not taken such actions. See "Description of Capital Stock--Delaware Business Combination Statute" for a description of Section 203 and the potential positive and negative consequences, depending on the circumstances, of electing not to be subject to it.

     OUR INTERESTS MAY CONFLICT WITH THOSE OF TRANSOCEAN WITH RESPECT TO OUR PAST AND ONGOING BUSINESS RELATIONSHIPS, AND BECAUSE OF TRANSOCEAN'S INITIAL CONTROLLING OWNERSHIP, WE MAY NOT BE ABLE TO RESOLVE THESE CONFLICTS ON TERMS COMMENSURATE WITH THOSE POSSIBLE IN ARMS-LENGTH TRANSACTIONS.

     Our interests may conflict with those of Transocean in a number of areas relating to our past and ongoing relationships, including:

      --   the solicitation and hiring of employees from each other,

      -- the timing and manner of any sales or distributions by Transocean of all or any portion of its ownership interest in us,

      -- agreements with Transocean and its affiliates relating to corporate services that may be material to our business,

      -- business opportunities that may be presented to Transocean and to our officers and directors associated with Transocean,

      -- competition between Transocean and us within the same lines of business, and

      --   our dividend policy.

     We may not be able to resolve any potential conflicts with Transocean, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our certificate of incorporation provides that Transocean has no duty to refrain from engaging in activities or lines of business similar to ours and that Transocean and its officers and directors will not be liable to us or our stockholders for failing to present specified corporate opportunities to us. See "Description of Capital Stock--Transactions and Corporate Opportunities." In addition, in the master separation agreement, we agree not to compete with Transocean in specified lines of business. See "Relationship Between Us and Transocean--Master Separation Agreement--Noncompetition and Other Covenants."

     THE TERMS OF OUR SEPARATION FROM TRANSOCEAN, THE RELATED AGREEMENTS AND OTHER TRANSACTIONS WITH TRANSOCEAN WERE DETERMINED IN THE CONTEXT OF A PARENT-SUBSIDIARY RELATIONSHIP AND THUS MAY BE LESS FAVORABLE TO US THAN THE TERMS WE COULD HAVE OBTAINED FROM AN UNAFFILIATED THIRD PARTY.

     Transactions and agreements entered into after our acquisition by Transocean and on or before the closing of this offering presented conflicts between our interests and those of Transocean. These transactions and agreements included the following:

      -- agreements related to the separation of our business from Transocean that will provide for, among other things, the assumption by us of liabilities related to our business, the assumption by Transocean of liabilities unrelated to our business, our respective rights, responsibilities and obligations with respect to taxes and tax benefits and the terms of our various interim and ongoing relationships, as described under "Relationship Between Us and Transocean,"

      -- the transfer to Transocean of assets that are not related to our business, as described under "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean," "Relationship Between Us and Transocean--Master Separation Agreement--TODCO Business" and "--Transfer of Assets and Assignment of Liabilities,"

      -- charters of drilling units with Transocean, borrowings from Transocean, administrative support services provided by Transocean to us and other transactions with Transocean, as described under "Certain Relationships and Related Party Transactions," and

     Because these transactions and agreements were entered into in the context of a parent-subsidiary relationship, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In addition, while we are controlled by Transocean, it is possible for Transocean to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We may not be able to resolve any potential conflict, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. See "Prospectus Summary--Our Relationship With Transocean" and "Relationship Between Us and Transocean."

     MOST OF OUR EXECUTIVE OFFICERS AND MOST OF OUR DIRECTORS MAY HAVE POTENTIAL CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF TRANSOCEAN ORDINARY SHARES OR THEIR ROLE AS DIRECTORS OR EXECUTIVE OFFICERS OF TRANSOCEAN.

     Most of our executive officers and directors own Transocean ordinary shares or options to purchase Transocean ordinary shares, which are of greater value than their ownership of our common stock and options. Ownership of Transocean ordinary shares by our directors and executive officers could create, or appear to create, potential conflicts of interest when directors and executive officers are faced with decisions that could have different implications for Transocean than they do for us.

     We expect that, following this offering, most of our directors will also be directors or executive officers of Transocean. These directors owe fiduciary duties to the shareholders of each company. As a result, in connection with any transaction or other relationship involving both companies, these directors may need to recuse themselves and not participate in any board action relating to these transactions or relationships.

     OUR TAX SHARING AGREEMENT WITH TRANSOCEAN HOLDINGS COULD REQUIRE SUBSTANTIAL PAYMENTS BY US IN THE EVENT THAT A THIRD PARTY BECOMES THE OWNER OF A MAJORITY OF OUR VOTING POWER OR ANY OF OUR SUBSIDIARIES ARE DECONSOLIDATED.

     Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean for most pre-closing tax benefits that we utilize after the closing of this offering. See "Relationship Between Us and Transocean--Tax Sharing Agreement." On a pro forma basis as of September 30, 2003, we had approximately $450 million of pre-closing tax benefits subject to our obligation to reimburse Transocean. See Note (a) to our unaudited condensed pro forma consolidated financial statements. The tax sharing agreement also provides that if any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the total voting power of our outstanding voting stock, we will be deemed to have utilized these pre-closing tax benefits, and we will be required to pay Transocean Holdings an amount for the deemed utilization of these tax benefits adjusted by a specified discount factor.

     If an acquisition of beneficial ownership had occurred on September 30, 2003, the estimated amount that we would have been required to pay to Transocean would have been approximately $360 million. We may not have the ability to prevent or influence a transaction requiring this payment, particularly in the case of an acquisition by a third party of a substantial amount of voting stock from Transocean. Our requirement to make this payment could have the effect of delaying or preventing a change of control.

     Our tax sharing agreement with Transocean Holdings also provides that if any of our subsidiaries that join with us in the filing of consolidated returns ceases to do so, we will be deemed to have used that portion of any pre-closing tax benefits that will be allocable to the subsidiary following that cessation, and we will generally be required to pay Transocean Holdings the amount of this deemed tax benefit, adjusted by a specified discount factor, at the time the subsidiary ceases to join in the filing of these returns.

     Payment of amounts for the deemed utilization of tax benefits by us would require additional financing. The amount of our payments to Transocean will not be adjusted for any difference between the tax benefits that we are deemed to utilize and the tax benefits that we actually utilize, and the difference between these amounts could be substantial. Among other considerations, applicable tax laws may, as a result of another person becoming the owner of greater than 50% of the total voting power of our outstanding voting stock, significantly limit our use of these tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean. Additionally, Transocean Holdings' right to receive this payment could result in a conflict of interest between us and Transocean and for those of our directors who are officers or directors of Transocean in considering any potential transaction.

     OUR TAX SHARING AGREEMENT WITH TRANSOCEAN HOLDINGS COULD DELAY OR PRECLUDE US FROM REALIZING TAX BENEFITS CREATED AFTER THE CLOSING OF THIS OFFERING.

     Our tax sharing agreement with Transocean Holdings provides that we must pay Transocean Holdings for most pre-closing tax benefits that we utilize on a tax return with respect to a period after the closing of this offering. If the utilization of a pre-closing tax benefit defers or precludes our utilization of any post-closing tax benefit, our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually utilize that post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the utilization of pre-closing tax benefits to the extent of,

      -- up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes, and

      -- 100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

Therefore, we may not realize the full economic value of tax deductions, credits and other tax benefits that arise post-closing until we have utilized all of the pre-closing tax benefits, if ever.

RISKS RELATED TO OUR SEPARATION FROM TRANSOCEAN

     WE ANTICIPATE INCURRING SUBSTANTIAL LOSSES DURING INDUSTRY DOWNTURNS AND MAY NEED ADDITIONAL FINANCING TO WITHSTAND INDUSTRY DOWNTURNS.

     On a pro forma basis, our net losses from continuing operations were approximately $482 million and $144 million during the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, and we anticipate incurring substantial losses during future cyclical downturns in our industry. On a pro forma basis, during the year ended December 31, 2002 and the nine months ended September 30, 2003, our operating and maintenance expense exceeded our operating revenues. On a pro forma basis as of September 30, 2003, we had working capital of approximately $51 million. We will not receive any of the proceeds from this offering. During cyclical downturns in our industry, we may need additional financing in order to satisfy our cash requirements. If we are not able to obtain financing in sufficient amounts and on acceptable terms, we may be required to reduce our business activities, seek financing on unfavorable terms or pursue a business combination with another company.

     WE DO NOT HAVE A RECENT HISTORY OF OPERATING AS A STAND-ALONE COMPANY, WE MAY ENCOUNTER DIFFICULTIES IN MAKING THE CHANGES NECESSARY TO OPERATE AS A STAND-ALONE COMPANY, AND WE MAY INCUR GREATER COSTS AS A STAND-ALONE COMPANY THAT MAY ADVERSELY AFFECT OUR RESULTS.

     Since our merger with Transocean and prior to our separation, Transocean performed various corporate functions for us, including the following:

      --   information technology and communications,

      -- human resource services such as payroll and benefit plan administration,

      --   legal,

      --   tax,

      --   accounting,

      --   office space and office support,

      --   risk management,

      --   treasury and corporate finance, and

      --   investor services, investor relations and corporate communications.

     Following the separation, Transocean will have no obligation to provide these functions to us other than the interim services that will be provided by Transocean and which are described in "Relationship Between Us and Transocean." Under the transition services agreement, we are required to use Transocean's accounting and information technology systems for so long as Transocean owns at least 50% of the voting power of our voting stock. We are in the process of creating, or engaging third parties to provide, our own systems and business functions to replace many of the systems and business functions Transocean provides and we may incur difficulties in the replacement process. We may also incur higher costs for these functions than the amounts we were allocated as a wholly owned subsidiary of Transocean. If we do not have in place our own systems and business functions or if we do not have agreements with other providers of these services once our interim services agreement with Transocean expires, we may operate our business less efficiently and our results may suffer.

RISKS RELATED TO THIS OFFERING, THE SECURITIES MARKETS AND OWNERSHIP OF OUR CLASS A COMMON STOCK

     SUBSTANTIAL SALES OF OUR COMMON STOCK BY TRANSOCEAN OR US COULD CAUSE OUR STOCK PRICE TO DECLINE AND ISSUANCES BY US MAY DILUTE YOUR OWNERSHIP INTEREST IN OUR COMPANY.

     We are unable to predict whether significant amounts of our common stock will be sold by Transocean after the offering. Any sales of substantial amounts of our common stock in the public market by Transocean or us, or the perception that these sales might occur, could lower the market price of our common stock. For a description of Transocean's current plans with respect to our common stock that it will continue to own after the closing of this offering, see "Prospectus Summary--Our Relationship With Transocean." Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read "Shares Eligible for Future Sale" for information about the number of shares that will be outstanding and could be sold after this offering.

     THE INITIAL PUBLIC OFFERING PRICE OF OUR CLASS A COMMON STOCK MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR CLASS A COMMON STOCK AFTER THIS OFFERING.

     Prior to this offering, Transocean held all of our outstanding common stock, and therefore, there has been no public market for our Class A common stock. An active market for our Class A common stock may not develop or be sustained after this offering. The initial public offering price of our Class A common stock will be determined by negotiations between Transocean and representatives of the underwriters, based on numerous factors that we discuss in the "Underwriters" section of this prospectus. This price may not be indicative of the market price at which our Class A common stock will trade after this initial public offering.

     THE PRICE OF OUR CLASS A COMMON STOCK MAY BE VOLATILE.

     The market price of our Class A common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

      --   our operating and financial performance and prospects,

      -- quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues,

      --   changes in revenue or earnings estimates,

      --   publication of research reports by analysts,

      --   speculation in the press or investment community,

      -- strategic actions by us or our competitors, such as acquisitions or restructurings,

      --   sales of our common stock by stockholders,

      --   actions by institutional investors or by Transocean,

      --   fluctuations in oil and gas prices,

      --   general market conditions, and

      -- U.S. and international economic, legal and regulatory factors unrelated to our performance.

     The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

     THE DISPARATE VOTING RIGHTS OF OUR CLASS A COMMON STOCK AND CLASS B COMMON STOCK MAY ADVERSELY AFFECT THE VALUE AND LIQUIDITY OF OUR CLASS A COMMON STOCK.

     The differential in the voting rights of the Class A common stock and Class B common stock both prior to and following any spin-off, exchange offer or sale of Class B common stock by Transocean could adversely affect the value of our Class A common stock to the extent that investors or any potential future purchaser of our common stock ascribes value to the superior voting rights of our Class B common stock. The existence of two separate classes of common stock could result in less liquidity for either class of common stock than if there were only one class of common stock. In particular, the consummation of a complete spin-off or exchange offer by Transocean of its Class B common stock could result in decreased liquidity for the Class A common stock as investors may prefer the more liquid Class B common stock. This greater liquidity could also cause the Class B common stock to trade at a higher market price than the Class A common stock.

     WE HAVE NO PLANS TO PAY REGULAR DIVIDENDS ON OUR COMMON STOCK, SO YOU MAY NOT RECEIVE FUNDS WITHOUT SELLING YOUR COMMON STOCK.

     We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our credit facility also includes limitations on our payment of dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

     OUR RIGHTS AGREEMENT, PROVISIONS IN OUR CHARTER DOCUMENTS OR DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR CLASS A COMMON STOCK.

     Our amended and restated certificate of incorporation, bylaws and rights agreement, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. Many of these provisions, though not our rights agreement, become effective at the time Transocean ceases to own a majority of the voting power of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could decline.

     PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE.

     Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our Class A common stock. Purchasers of our common stock in this offering will experience immediate dilution of $3.36 in pro forma net tangible book value per share as of September 30, 2003, based on an assumed initial public offering price of $12.00 per share.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

      --   our strategy,

      --   improvement in the fundamentals of the oil and gas industry,

      --   the supply and demand imbalance in the oil and gas industry,

      -- the correlation between demand for our rigs and our earnings and customers' expectations of energy prices,

      -- our plans, expectations and any effects of focusing on marine assets and drilling for natural gas along the U.S. Gulf Coast, pursuing efficient, low-cost operations and a disciplined approach to capital spending, maintaining high operating standards and maintaining a conservative capital structure,

      --   the emergence of the drilling industry from a low point in the cycle,

      -- expected revenues, operating loss and net loss from continuing operations for the fourth quarter of 2003,

      --   estimated tax benefits,

      --   expected capital expenditures,

      --   expected general and administrative expense,

      --   refurbishment costs,

      -- our ability to take advantage of opportunities for growth and our ability to respond effectively to market downturns,

      -- sufficiency of funds for required capital expenditures, working capital and debt service,

      --   deep gas drilling opportunities,

      --   operating standards,

      --   payment of dividends,

      --   competition for drilling contracts,

      --   matters relating to derivatives,

      --   matters related to our letters of credit and surety bonds,

      --   future restructurings,

      -- matters relating to our future transactions, agreements and relationship with Transocean,

      --   payments under agreements with Transocean,

      --   interests conflicting with those of Transocean,

      --   liabilities under laws and regulations protecting the environment,

      --   results and effects of legal proceedings,

      --   future utilization rates,

      --   future dayrates, and

      -- expectations regarding improvements in offshore drilling activity, demand for our drilling rigs, our plan to operate primarily in the U.S. Gulf Coast, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook.

     Forward-looking statements in this prospectus are identifiable by use of the following words and other similar expressions:

      --   "anticipate,"

      --   "believe,"

      --   "budget,"

      --   "could,"

      --   "estimate,"

      --   "expect,"

      --   "forecast,"

      --   "intent,"

      --   "may,"

      --   "might,"

      --   "plan,"

      --   "predict,"

      --   "project," and

      --   "should."

     The following factors could affect our future results of operations and could cause those results to differ materially from those expressed in the forward-looking statements included in this prospectus:

      --   worldwide demand for oil and gas,

      --   exploration success by producers,

      --   demand for offshore and inland water rigs,

      --   our ability to enter into and the terms of future contracts,

      --   labor relations,

      -- political and other uncertainties inherent in non-U.S. operations (including exchange controls and currency fluctuations),

      --   the impact of governmental laws and regulations,

      --   the adequacy of sources of liquidity,

      -- uncertainties relating to the level of activity in offshore oil and gas exploration and development,

      --   oil and natural gas prices (including U.S. natural gas prices),

      --   competition and market conditions in the contract drilling industry,

      --   work stoppages,

      --   the availability of qualified personnel,

      --   operating hazards,

      -- war, terrorism and cancellation or unavailability of insurance coverage,

      --   compliance with or breach of environmental laws,

      --   the effect of litigation and contingencies,

      --   our inability to achieve our plans or carry out our strategy,

      --   the matters discussed in "Risk Factors," and

      --   other factors discussed in this prospectus.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder in this offering.

                                DIVIDEND POLICY

     We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

      -- any applicable contractual restrictions limiting our ability to pay dividends,

      --   our earnings and cash flows,

      --   our capital requirements,

      --   our financial condition, and

      --   other factors our board of directors deems relevant.

     Our credit facility includes limitations on our payment of dividends.

                                    DILUTION

     The net tangible book value per share of our Class A common stock, adjusted to reflect the retirement transactions described in "Unaudited Pro Forma Financial Information," will be substantially below the initial public offering price. You will therefore incur immediate and substantial dilution of $3.36 per share, based on an assumed initial public offering price of $12.00 per share. As a result, if we are liquidated, you may not receive the full value of your investment.

     Dilution in pro forma net tangible book value per share represents the difference between the amount per share of our Class A common stock that you pay in this offering and the pro forma net tangible book value per share of our Class A common stock immediately afterwards. Pro forma net tangible book value per share represents (1) the total pro forma net tangible assets after the retirement transactions divided by (2) the pro forma number of shares of our common stock outstanding after the retirement transactions.

     After giving effect to the retirement transactions, our pro forma net tangible book value at September 30, 2003 would have been approximately $519 million, or $8.64 per share. This amount represents an immediate dilution in pro forma net tangible book value of $3.36 per share to you. The following table illustrates this dilution per share:

Assumed initial public offering price per share.............  $12.00
  Pro forma net tangible book value per share as of
     September 30, 2003.....................................    8.64
                                                              ------
Dilution per share to you...................................  $ 3.36
                                                              ======

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2003 on an actual basis and on a pro forma basis to give effect to the retirement of all of our currently outstanding notes payable to Transocean and Transocean's notes payable to us and the completion of our separation from Transocean, as described in "Unaudited Pro Forma Financial Information," as adjusted for this offering. We will not receive any proceeds from this offering.

                                                                             PRO FORMA,
                                                        HISTORICAL          AS ADJUSTED
                                                        -----------         ------------
                                                        (IN MILLIONS, EXCEPT SHARE DATA)
Debt due within one year.............................    $    10.9           $    10.9
Long-term debt.......................................         25.4                25.4
Long-term debt-related party.........................        523.8                  --
                                                         ---------           ---------
          Total debt.................................        560.1                36.3
                                                         ---------           ---------
Shareholder's equity:
  Common stock, $.01 par value: (1) 1,200,000 shares
     authorized, 1,000,000 shares issued and
     outstanding actual; and (2) 500,000,000 shares
     of Class A common stock authorized, 12,000,000
     shares issued and outstanding pro forma, as
     adjusted, and 260,000,000 shares of Class B
     common stock authorized, 48,000,000 shares
     issued and outstanding pro forma, as adjusted...           --                  --
  Additional paid-in capital.........................      6,051.7             6,441.1
  Retained deficit...................................     (5,971.2)           (5,922.5)
                                                         ---------           ---------
  Shareholder's equity...............................         80.5               518.6
                                                         ---------           ---------
          Total capitalization.......................    $   640.6           $   554.9
                                                         =========           =========

                       SELECTED HISTORICAL FINANCIAL DATA

     We prepared the selected historical financial data in the following table using our consolidated financial statements. We prepared the historical statement of operations data for the years ended December 31, 2000 and 2002, the one month ended January 31, 2001 and the eleven months ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from our financial statements, which have been audited by Ernst & Young LLP, independent auditors. We prepared the historical statement of operations data for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 2002 and 2003 and the historical balance sheet data as of December 31, 1998 and 1999 and September 30, 2003 from our unaudited consolidated financial statements, which, in the case of the September 30, 2003 and 2002 data, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

     The selected historical financial data should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus.

     On January 31, 2001, we became a wholly owned subsidiary of Transocean as a result of our merger transaction with Transocean. The merger was accounted for as a purchase, with Transocean as the accounting acquiror. The purchase price was allocated to our assets and liabilities based on their estimated fair values on the date of the merger with the excess accounted for as goodwill. The purchase price adjustments were "pushed down" to our consolidated financial statements. Accordingly, our financial statements for periods subsequent to January 31, 2001 are not comparable to those of prior periods in material respects since those financial statements report financial position, results of operations and cash flows using a different basis of accounting.

                                          PRE-TRANSOCEAN MERGER
                                 ----------------------------------------
                                                               ONE MONTH
                                  YEARS ENDED DECEMBER 31,       ENDED
                                 --------------------------   JANUARY 31,
                                  1998     1999      2000        2001
                                 ------   -------   -------   -----------
                                     (IN MILLIONS, EXCEPT PER SHARE)
HISTORICAL STATEMENT OF
  OPERATIONS DATA:
  Operating revenues...........  $462.5   $ 406.5   $ 406.1      $ 48.5
  Operating and maintenance
    expense....................   251.9     324.2     317.4        23.2
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle..................    (1.4)(a)  (139.0)(b)  (131.9)     (90.1)(c)
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle and after
    preferred share dividends
    per common share basic and
    diluted....................  $(0.01)  $ (0.90)  $ (1.72)     $(0.43)
  Weighted average common
    shares outstanding:
    Basic......................   167.5     192.7     196.6       211.3
    Diluted....................   168.8     192.7     196.6       211.3

                                                   POST-TRANSOCEAN MERGER
                                 ----------------------------------------------------------
                                 ELEVEN MONTHS                       NINE MONTHS ENDED
                                     ENDED        YEAR ENDED           SEPTEMBER 30,
                                 DECEMBER 31,    DECEMBER 31,   ---------------------------
                                     2001            2002             2002           2003
                                 -------------   ------------   ----------------   --------
                                              (IN MILLIONS, EXCEPT PER SHARE)
HISTORICAL STATEMENT OF
  OPERATIONS DATA:
  Operating revenues...........     $ 441.0        $  187.8         $  135.8       $  167.3
  Operating and maintenance
    expense....................       282.7           202.8            150.8          189.8
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle..................       (96.7)(d)      (529.1)(e)       (105.8)(f)     (192.4)(g)
  Loss from continuing
    operations before
    cumulative effect of a
    change in accounting
    principle and after
    preferred share dividends
    per common share basic and
    diluted....................     $(96.70)       $(529.10)        $(105.80)      $(192.40)
  Weighted average common
    shares outstanding:
    Basic......................         1.0             1.0              1.0            1.0
    Diluted....................         1.0             1.0              1.0            1.0

                                                   PRE-TRANSOCEAN MERGER                  POST-TRANSOCEAN MERGER
                                               ------------------------------   -------------------------------------------
                                                     AS OF DECEMBER 31,            AS OF          AS OF           AS OF
                                               ------------------------------   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                 1998       1999       2000         2001           2002           2003
                                               --------   --------   --------   ------------   ------------   -------------
                                                                              (IN MILLIONS)
BALANCE SHEET DATA:
  Total assets...............................  $3,714.0   $4,924.3   $4,804.4     $8,838.8       $2,227.2        $787.1
  Long-term debt (including current portion)
    and redeemable preferred shares..........   1,872.5    2,979.5    2,702.9      1,538.0           40.7          36.3
  Long-term debt--related party..............        --         --         --         55.0        1,080.1         523.8
  Total shareholders' equity.................   1,250.2    1,194.7    1,373.5      6,496.5          561.9          80.5

------------

(a)Included in 1998 is a $37.2 million loss on retirement of debt.

(b)Included in 1999 is a $2.6 million loss on retirement of debt.

(c)Included in the one month ended January 31, 2001 are $58.1 million of merger related expenses and a $64.0 million impairment loss on long-lived assets related to the disposal of the inland marine support vessel business.

(d)Included in the eleven months ended December 31, 2001 are a $1.1 million impairment loss on long-lived assets and a $27.5 million loss on retirement of debt.

(e)Included in 2002 are a $17.5 million impairment loss on long-lived assets, a $381.9 million goodwill impairment and a $18.8 million loss on retirement of debt.

(f)Included in the nine months ended September 30, 2002 is a $16.3 million impairment loss on long-lived assets.

(g)Included in the nine months ended September 30, 2003 is a $11.6 million impairment loss on long-lived assets, a $21.3 million impairment loss on a note receivable from an unconsolidated joint venture and a $79.5 million loss on retirement of debt.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

BACKGROUND

     As of September 30, 2003, we had completed the transfer to Transocean of all assets not related to our shallow and inland water business, including all revenue-producing assets not related to such business. See the description of these transfers in "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean." Accordingly, these transferred assets and related operations have been reflected as discontinued operations in our historical financial statements. Prior to the closing, we will complete the separation of our business from Transocean as described under "Relationship Between Us and Transocean," including under "--Master Separation Agreement--TODCO Business," "--Transfer of Assets and Assignment of Liabilities" and "--Working Capital" and under "--Tax Sharing Agreement."

     Prior to the closing of this offering, we will complete the retirement of all of our notes payable to Transocean and Transocean's notes payable to us (the "retirement"), as described under "Certain Relationships and Related Party Transactions--Debt Retirement and Debt Exchange Offers."

HOW WE PREPARED THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The pro forma balance sheet assumes the retirement and the completion of the separation of our business from Transocean was completed on September 30, 2003. The pro forma results of operations for the nine months ended September 30, 2003 and for the year ended December 31, 2002 reflect our continuing operations and assume the retirement was completed on January 1, 2002.

     The pro forma information does not necessarily indicate what the operating results or financial position would have been if the retirement and the completion of the separation of our business from Transocean had been completed at the dates indicated. Moreover, this information does not necessarily indicate what our future operating results or financial position will be.

     We derived this information from our financial statements for the periods presented. The information is only a summary, and you should read it in conjunction with the other financial information included elsewhere in this prospectus.

OFFERING-RELATED EXPENSES

     The third-party expenses related to this offering will be borne by Transocean.

                                     TODCO

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2003

                                                                  PRO FORMA
                                               ------------------------------------------------
                                                INTERCOMPANY
                                                SETTLEMENT &       RETIREMENT       PRO FORMA
                                 HISTORICAL    INDEMNITIES(a)    ADJUSTMENTS(b)    CONSOLIDATED
                                 ----------    --------------    --------------    ------------
                                                         (IN MILLIONS)
Cash and cash equivalents......    $ 29.7          $   --           $    --           $ 29.7
Accounts receivable............      56.8              --                --             56.8
Accounts receivable from
  Transocean...................        --            12.2                --             12.2
Interest receivable--related
  party........................       4.0              --                --              4.0
Other current assets...........       8.6              --                --              8.6
Deferred income taxes..........        --            15.3                --             15.3
Current assets related to
  discontinued operations......       0.1              --                --              0.1
                                   ------          ------           -------           ------
  Total current assets.........      99.2            27.5                --            126.7
Property and equipment, net....     624.4              --                --            624.4
Investments in and advances to
  joint ventures...............      53.6              --                --             53.6
Other assets...................       9.9              --              (2.0)             7.9
                                   ------          ------           -------           ------
  Total assets.................    $787.1          $ 27.5           $  (2.0)          $812.6
                                   ======          ======           =======           ======
Debt due within one year.......    $ 10.9          $   --           $    --           $ 10.9
Accounts payable--trade........      16.1              --                --             16.1
Accounts payable--Transocean
  business.....................       0.5              --                --              0.5
Accounts payable to
  Transocean...................      65.4           (65.2)               --              0.2
Accounts payable to related
  party........................       1.6              --                --              1.6
Interest payable--related
  party........................      13.4              --             (13.4)              --
Other current liabilities......      34.6              --                --             34.6
Accrued income taxes...........      10.9              --                --             10.9
Current liabilities related to
  discontinued operations......       0.7              --                --              0.7
                                   ------          ------           -------           ------
  Total current liabilities....     154.1           (65.2)            (13.4)            75.5
Long-term debt.................      25.4              --                --             25.4
Long-term debt--related
  party........................     523.8              --            (523.8)              --
Deferred income taxes..........        --           189.8                --            189.8
Other long-term liabilities....       3.3              --                --              3.3
Shareholder's equity...........      80.5           (97.1)            535.2            518.6
                                   ------          ------           -------           ------
  Total liabilities and
     shareholder's equity......    $787.1          $ 27.5           $  (2.0)          $812.6
                                   ======          ======           =======           ======

 See Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements.

                                     TODCO

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                                           PRO FORMA
                                                                 -----------------------------
                                                                   RETIREMENT      PRO FORMA
                                                    HISTORICAL   ADJUSTMENTS(c)   CONSOLIDATED
                                                    ----------   --------------   ------------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Operating revenues................................   $  167.3        $   --         $ 167.3
Costs and expenses
  Operating and maintenance.......................      189.8            --           189.8
  Depreciation....................................       69.2            --            69.2
  General and administrative......................        1.4            --             1.4
  Impairment loss on long-lived assets............       11.6            --            11.6
  Gain from disposal of assets, net...............       (0.5)           --            (0.5)
                                                     --------        ------         -------
                                                        271.5            --           271.5
                                                     --------        ------         -------
Operating loss....................................     (104.2)           --          (104.2)
                                                     --------        ------         -------
Other income (expense)
  Interest income.................................        3.8            --             3.8
  Interest expense................................      (37.3)         35.4            (1.9)
  Loss on retirement of debt(d)...................      (79.5)           --           (79.5)
  Impairment of investment in and advance to joint
     venture......................................      (21.3)           --           (21.3)
  Other, net......................................       (4.2)           --            (4.2)
                                                     --------        ------         -------
                                                       (138.5)         35.4          (103.1)
                                                     --------        ------         -------
Income (loss) from continuing operations before
  income taxes and minority interest..............     (242.7)         35.4          (207.3)
Income tax benefit................................      (50.9)        (13.3)          (64.2)
Minority interest.................................        0.6            --             0.6
                                                     --------        ------         -------
Net loss from continuing operations...............   $ (192.4)       $ 48.7         $(143.7)
                                                     ========        ======         =======
Net loss from continuing operations per share
  basic and diluted...............................   $(192.40)                      $ (2.40)
                                                     ========                       =======
Weighted average shares outstanding basic and
  diluted(e)......................................        1.0                          60.0

 See Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements.

                                     TODCO

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                            PRO FORMA
                                                                  -----------------------------
                                                                    RETIREMENT      PRO FORMA
                                                     HISTORICAL   ADJUSTMENTS(c)   CONSOLIDATED
                                                     ----------   --------------   ------------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
Operating revenues.................................   $  187.8        $   --         $ 187.8
Costs and expenses
  Operating and maintenance........................      202.8            --           202.8
  Depreciation.....................................       91.9            --            91.9
  General and administrative.......................       11.8            --            11.8
  Impairment loss on long-lived assets.............      399.4            --           399.4
  Gain from disposal of assets, net................       (1.0)           --            (1.0)
                                                      --------        ------         -------
                                                         704.9            --           704.9
                                                      --------        ------         -------
Operating loss.....................................     (517.1)           --          (517.1)
                                                      --------        ------         -------
Other income (expense)
  Interest income..................................       36.6         (27.0)            9.6
  Interest expense.................................     (102.1)         99.8            (2.3)
  Loss on retirement of debt(d)....................      (18.8)           --           (18.8)
  Other, net.......................................       (2.4)           --            (2.4)
                                                      --------        ------         -------
                                                         (86.7)         72.8           (13.9)
                                                      --------        ------         -------
Income (loss) from continuing operations before
  income taxes and minority interest...............     (603.8)         72.8          (531.0)
Income tax expense (benefit).......................      (74.6)         25.5           (49.1)
Minority interest..................................       (0.1)           --            (0.1)
                                                      --------        ------         -------
Net loss from continuing operations................   $ (529.1)       $ 47.3         $(481.8)
                                                      ========        ======         =======
Net loss from continuing operations per share basic
  and diluted......................................   $(529.10)                      $ (8.03)
                                                      ========                       =======
Weighted average shares outstanding basic and
  diluted(e).......................................        1.0                          60.0

 See Notes to Unaudited Condensed Pro Forma Consolidated Financial Statements.

                                     TODCO

    NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     (a) Pro forma adjustments to our consolidated balance sheet required to reflect the settlement of intercompany receivable and payable balances with Transocean, the establishment of receivable and payable balances with Transocean for items related to Transocean's business that will remain in our financial statements (as discussed below), and our arrangements with Transocean with respect to specified tax matters (as discussed below).

        Some items related to Transocean's business, which in the aggregate net to zero, will remain in our financial statements until those items are collected and/or paid in accordance with the master separation agreement. A summary of those pro forma items and amounts is as follows (in millions):

         Current assets related to discontinued operations...........  $  0.1
         Accounts payable--Transocean business.......................    (0.5)
         Accounts payable to Transocean..............................    (0.2)
         Accrued income taxes........................................   (10.9)
         Current liabilities related to discontinued operations......    (0.7)
         Accounts receivable from Transocean.........................    12.2
                                                                       ------
         Net amount..................................................  $   --
                                                                       ======

        In accordance with the tax sharing agreement, we will reimburse Transocean in the future for the use with respect to periods following this offering of most pre-closing income tax benefits. The amount of such benefits subject to our obligation to reimburse Transocean was approximately $450 million on a pro forma basis as of September 30, 2003, after elimination of those benefits we expect to use in connection with our separation from Transocean. This amount includes approximately $175 million of tax benefits reflected in our September 30, 2003 historical financial statements and additional tax benefits that we expect to result from the closing of the offering, specified ownership changes, statutory allocations of tax benefits among Transocean Holdings consolidated group members and other events. The actual amount of these additional tax benefits will depend on market conditions at the time these events occur. See "Relationship Between Us and Transocean--Tax Sharing Agreement." The pro forma adjustment relating to this arrangement is a net deferred tax liability of $174.5 million and is recorded as a pro forma adjustment to deferred income taxes.

     (b) Pro forma adjustments to our consolidated balance sheet required to reflect the exchange of the balance of the promissory notes due to Transocean along with the related accrued interest payable for newly issued shares of our common stock.

        In connection with the above-mentioned exchange with Transocean, we will write off the $2.0 million unamortized balance of deferred consent payments related to the notes.

     (c) Pro forma adjustments to our consolidated statements of operations required to remove the interest income related to Transocean's notes payable to us, the interest expense related to our notes payable to Transocean and the related income tax effect as if the exchange transactions had occurred at the beginning of the period. Income taxes for the nine months ended September 30, 2003 include a $25.7 million increase in the valuation allowances for net tax operating and other loss carryforwards as a result of the increase in net deferred tax assets during the period. This valuation allowance adjustment was eliminated in the pro forma adjustment as a result of the pro forma increase in deferred tax liabilities.

     (d) The loss on retirement of debt of $18.8 million and $79.5 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, resulted from the retirement of notes payable to Transocean in conjunction with the transfer of the assets not related to our shallow and inland water business to Transocean.

     (e) Pro forma net income (loss) from continuing operations applicable to common shareholders per weighted average share outstanding (basic and diluted) for the year ended December 31, 2002 and the nine months ended September 30, 2003 is computed using the total estimated shares to be issued to Transocean in the retirement.

     (f) Restricted stock and stock options will be granted to some of our officers on the closing date of this offering. See
        "Management -- Employment Agreements and Change of Control Arrangements." No pro forma adjustments have been made to the historical general and administrative expense included in the unaudited condensed pro forma consolidated statements of operations as the financial statement effect of such grants is currently not determinable.

        Based upon an assumed initial public offering price of $12.00 per share and assuming the closing of this offering occurred on December 31, 2003, the value of these stock awards and stock options to be recognized as compensation expense would be approximately $12.9 million. Based upon these assumptions, $4.4 million of the $12.9 million would be recognized as compensation expense at the closing of this offering. The remaining $8.5 million would be amortized to compensation expense over three years with $3.9 million recognized in year one, $3.6 million in year two and $1.0 million in year three.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our historical consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the historical financial information contained herein, the matters discussed below may be considered "forward-looking" statements. Please see "Cautionary Statement About Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW OF OUR HISTORICAL BUSINESS AND OUR SEPARATION FROM TRANSOCEAN

     Effective January 31, 2001, we completed a merger transaction with Transocean, a change of control occurred, and we became a wholly owned subsidiary of Transocean. The merger was accounted for as a purchase with Transocean as the accounting acquiror. Accordingly, the purchase price was allocated to our assets and liabilities based on estimated fair values as of January 31, 2001 with the excess accounted for as goodwill. The purchase price adjustments were "pushed down" to our consolidated financial statements, which affects the comparability of the consolidated financial statements for periods before and after the merger. Accordingly, the financial statements for the periods ended on or before January 31, 2001 were prepared using our historical basis of accounting and the financial statements for the periods subsequent to January 31, 2001 include the effects of the merger. See Note 4 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

     Transocean previously announced plans to divest its U.S. Gulf of Mexico shallow and inland water ("Shallow Water") business through an initial public offering of TODCO. As of September 30, 2003, we had completed the transfer to Transocean of all assets not related to our Shallow Water business (the "Transocean Assets"), including the transfer of all revenue-producing Transocean Assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in our historical financial statements. See "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean" and "Relationship between Us and Transocean--Master Separation Agreement--TODCO Business" and "--Transfer of Assets and Assignment of Liabilities" for a description of the separation of our respective businesses.

OVERVIEW OF OUR BUSINESS FOLLOWING THE OFFERING

     We are a provider of contract oil and natural gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We provide these services primarily to independent oil and natural gas companies, but we also service major international and government-controlled oil and natural gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

     Because of the transfer of the Transocean Assets, we are a smaller company with fewer assets. As a result of the retirement of all of our notes payable to Transocean, we will have significantly less debt than our historical financial statements reflect. The expected changes resulting from the retirement are reflected in our "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus.

     The following table shows the number and type of drilling rigs we historically owned, had partial ownership in or operated as of the dates indicated (excluding the Transocean Assets):

                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                  2000           2001           2002           2003
                              ------------   ------------   ------------   -------------
Jackups.....................       30             28             29             24
Inland Barges...............       33             31             31             30
Submersibles................        3              3              3              3
Venezuela Land and Barge
  Rigs......................       16             10             12             12
Platform Rig................        1              1              1              1
                                   --             --             --             --
Total.......................       83             73             76             70
                                   ==             ==             ==             ==

OUTLOOK

     Beginning in mid-2001, an economic contraction in the United States contributed to lower natural gas consumption, causing prices to fall and, eventually, a decline in the utilization and average dayrates paid for our jackup and barge drilling rigs operating in the natural gas-sensitive U.S. Gulf Coast. Market conditions for our U.S. Gulf Coast jackup fleet have improved since early 2003 as a result of declining rig supply in the region. These improved conditions have resulted in increased utilization of our jackup fleet and higher contractual dayrates. As of January 12, 2004, our nine jackup rigs working in the U.S. Gulf Coast were contracted at dayrates ranging from $24,000 to $29,000. We anticipate that the declining jackup rig supply in the U.S. Gulf Coast will continue to result in increased utilization and ultimately higher dayrates. We have experienced reduced utilization and dayrates in our U.S. Gulf Coast barge market since early 2003 as a result of reduced demand for these rigs. Although we experienced some increase in utilization during the second quarter of 2003 in Venezuela, political unrest and exchange controls continue to negatively impact our operations. We believe that a stable economic recovery in the United States, if it continues, should eventually lead to an improvement in offshore drilling activity.

     In the third quarter of 2003, we were awarded contracts with PEMEX, the Mexican national oil company, for two of our jackup rigs and a platform rig. After upgrades to comply with contract specifications, one rig began operating on a 720-day contract in early November 2003 at a contract dayrate of $42,000. The other jackup rig began operating in early December 2003 on a 1,081-day contract at a contract dayrate of $39,000. The cost to prepare the two jackup rigs to work in Mexico, including mobilization costs which are deferred and will be recognized over the primary contract term, was approximately $29 million in the aggregate. The platform rig contract is 1,289 days in duration beginning in mid-2004 at a contract dayrate of approximately $29,000. We expect the upgrade to the platform rig necessary to comply with contract specifications to occur in 2004 and cost approximately $6 million to $8 million. Each of the contracts is subject to termination by PEMEX on five days' notice.

     Another of our jackup rigs began operating in Venezuela in mid-December 2003 under a 120-day contract with ConocoPhillips at a contract dayrate of $48,000. The cost of the upgrades to the rig to comply with contract specifications and the cost of mobilization to Venezuela was approximately $4 million in the aggregate.

     We expect that our revenues for the fourth quarter of 2003 will increase between 2% to 3% from our $58.5 million of operating revenues for the third quarter of 2003. We also expect to incur an operating loss and a net loss from continuing operations during the fourth quarter of 2003.

     In December 2003, Transocean made an equity contribution to us of $84.7 million in intercompany payable balances owed to Transocean.

     The following table shows our average revenue per day and utilization for the quarterly periods ending on or prior to September 30, 2003. Average revenue per day is defined as operating revenue earned per revenue earning day in the period. Utilization in the table below is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet, as adjusted to include calendar days available for rigs that were held for sale during the periods ended on or prior to December 31, 2002.

                                                                  THREE MONTHS ENDED
                       ---------------------------------------------------------------------------------------------------------
                       DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                           2001         2002        2002         2002            2002         2003        2003         2003
                       ------------   ---------   --------   -------------   ------------   ---------   --------   -------------
AVERAGE REVENUE PER
  DAY:
  U.S. Gulf Coast
    Jackups and
    Submersibles.....    $30,500       $21,900    $19,900       $22,400        $21,000       $22,600    $20,200       $22,900
    Inland Barges....     22,800        19,200     20,200        20,700         19,600        19,100     17,600        18,300
  Venezuela and
    Trinidad Rigs....     20,800        21,000     24,100        23,500         19,400        19,700     19,100        21,000
UTILIZATION:
  U.S. Gulf Coast
    Jackups and
    Submersibles.....        38%           21%        29%           32%            34%           31%        44%           54%
    Inland Barges....        55%           41%        24%           47%            44%           47%        39%           38%
  Venezuela and
    Trinidad Rigs....        46%           39%        27%           23%            27%           35%        44%           38%

     Operating Revenues. Our operating revenues are based on dayrates received for our drilling services and the number of operating days during the relevant periods. The level of our operating revenues depends on dayrates, which in turn are primarily a function of industry supply and demand for drilling units in the markets in which we operate. Supply and demand for drilling units in the U.S. Gulf Coast, which is our primary operating region, has historically been volatile. During periods of high demand, our rigs typically achieve higher utilization and dayrates than during periods of low demand.

     Operating and Maintenance Costs. Our operating and maintenance costs represent all direct and indirect costs associated with the operation and maintenance of our drilling rigs. The principal elements of these costs are direct and indirect labor and benefits, freight costs, repair and maintenance, insurance, general taxes and licenses, boat and helicopter rentals, communications, tool rentals and services. Labor, repair and maintenance and insurance costs represent the most significant components of our operating and maintenance costs.

     We do not expect operating and maintenance expenses to necessarily fluctuate in proportion to changes in operating revenues because we seek to preserve crew continuity and maintain equipment when our rigs are idle. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. In addition, due to unfavorable insurance market conditions and the resulting increase in premiums, our insurance deductibles increased effective December 2002. Our current deductible level under our hull and machinery and our protection and indemnity policies is $10.0 million per occurrence, compared to recent historical deductibles that ranged from $0.5 million to $1.0 million per occurrence.

     Some costs historically included in operating and maintenance costs will be included in general and administrative costs after the closing of this offering.

     General and Administrative Expense. For the periods after our merger transaction with Transocean and before the closing of this offering, general and administrative expense represents an allocation from Transocean for certain administrative support. After the closing of this offering, general and administrative expense will include all costs related to our corporate executives, directors, investor relations, corporate accounting and reporting, engineering, health, safety and environment, information technology, marketing, operations management, tax, treasury, risk management and human resource functions, some of which we did not incur before this offering and most of which were included in operating and maintenance expense. In addition, general and administrative expense will include costs for services provided to us under our transition services agreement with Transocean. Compared to 2002, we expect to incur approximately an additional $3 million of general and administrative expense annually after the closing of this offering as a result of additional costs associated with being a separate public company. In addition, we expect to incur additional general and administrative expense associated with the vesting of stock options and restricted stock grants expected to be issued at the closing of this offering.

     Interest Income (Expense). For periods before the closing of this offering, interest income consisted of interest earned on our cash balances and, for periods before June 30, 2003, on notes receivable from our joint venture formed to own and operate our U.S. inland marine support vessel business consisting primarily of shallow water tugs, crewboats and utility barges ("Delta Towing"). After the closing of this offering, we expect interest income to consist of interest earned on our cash balances. For periods before the closing of this offering, interest expense consists of financing cost amortization and interest associated with our senior notes, other debt and other related party debt as described in the notes to our financial statements contained elsewhere in this prospectus. After the closing of this offering, we expect interest expense will include interest on borrowings under our credit facility and interest on approximately $34 million face value of our senior notes. As a result of the retirement of notes payable to Transocean, and to a much lesser extent, the expected lower working capital requirements following the transfer of the Transocean Assets, we expect our debt levels and, therefore, our interest expense to be substantially lower immediately following the offering than the interest expense reflected in our historical operating results.

     Income Taxes. Transocean will indemnify us against most income tax liabilities accruing on or before the closing of this offering. However, we must pay Transocean for most income tax benefits created on or before the closing of this offering that we utilize after the closing of this offering, including those utilized in determining any installment of estimated taxes. For purposes of the tax sharing agreement, deferred tax liabilities reflected in our financial statements, which represent the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities, are not considered to constitute income tax liabilities accrued on or before the closing of this offering. See "Relationship Between Us and Transocean--Tax Sharing Agreement." On a pro forma basis as of September 30, 2003, we had approximately $450 million of income tax benefits subject to our obligation to reimburse Transocean. The tax basis in most of our assets is substantially lower than their book value, and we expect our tax depreciation to be substantially lower than the depreciation reflected in our financial statements. As a result, we could be required to pay income taxes or utilize income tax benefits that are disproportionate to the income or loss reflected on our financial statements for the applicable period following this offering.

     Depreciation Expense. Our depreciation expense is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our assets. We generally compute depreciation using the straight-line method after allowing for salvage values.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, intangible assets and goodwill, property, equipment and other long-lived assets, income taxes, workers' injury claims, employment benefits and contingent liabilities. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     We believe the following are our most critical accounting policies. These policies require significant judgments and estimates used in the preparation of our consolidated financial statements.

     Property and Equipment. Our property and equipment represent approximately 79% of our total assets as of September 30, 2003. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of these assets may be impaired. Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. Our estimates, assumptions and judgments used in the application of our property and equipment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations.

     Allowance for Doubtful Accounts. We establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed to us is unlikely to occur. Our operating revenues are principally derived from services to U.S. independent oil and natural gas companies and international and government-controlled oil companies and our receivables are concentrated in the United States. We generally do not require collateral or other security to support customer receivables. If the financial condition of our customers deteriorates, we may be required to establish additional reserves.

     Goodwill Impairment. Effective January 1, 2002, we adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangibles, and established October 1 as our annual test of impairment date. The cyclical nature of our business can significantly affect the fair value of our business, which is, for accounting purposes, based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. Estimated discounted cash flows are based on projected utilization and dayrates. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value and, therefore, an impairment of goodwill. In addition to the annual review, we also test for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value.

     After giving effect to the cumulative effect of a change in accounting principle and the goodwill impairments in 2002, we no longer have a goodwill balance as of December 31, 2002 (see Note 2 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus).

     Contingent Liabilities. We establish reserves for estimated loss contingencies when we believe a loss is probable and we can reasonably estimate the amount of the loss. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates, we would make revisions to the estimated reserves for contingent liabilities, and such revisions could be material.

POST-OFFERING LIQUIDITY AND CAPITAL RESOURCES

     Sources of Liquidity and Capital Expenditures. Following the closing of this offering, we anticipate that we will rely primarily on internally generated cash flows to maintain liquidity. From time to time, we may also make use of our revolving line of credit for cash liquidity. In December 2003, we entered into a two-year $75 million floating-rate secured revolving credit facility that will decline to $60 million at the beginning of the second year.

     The facility is secured by most of our drilling rigs, our receivables, the stock of most of our U.S. subsidiaries and is guaranteed by some of our subsidiaries. The facility bears interest at our option at either (1) the higher of (A) the prime rate and (B) the federal funds rate plus 0.5%, plus a margin in either case of 2.50% or (2) the eurodollar rate plus a margin of 3.50%. Borrowings and letters of credit issued under the facility are limited by a borrowing base equal to the lesser of (A) 20% of the orderly liquidated value of the drilling rigs securing the facility, as determined from time to time by a third party selected by the agent under the facility, and (B) the sum of 10% of the orderly liquidated value of the drilling rigs securing the facility plus 80% of the U.S. accounts receivable outstanding less than 90 days, net of any provision for bad debt associated with such U.S. accounts receivable. Financial covenants include maintenance of the following:

      -- a ratio of (1) current assets plus unused availability under the facility to (2) current liabilities (excluding specified subordinated liabilities owed to Transocean) of at least 1.2 to 1,

      -- a ratio of total debt to total capitalization of not more than 20% (excluding specified subordinated liabilities owed to Transocean from debt but including those liabilities in total capitalization),

      -- tangible net worth plus specified subordinated liabilities owed to Transocean of not less than the sum of (1) $425 million plus (2) to the extent positive, 50% of net income after December 31, 2003,

      -- a ratio of (1) the orderly liquidation value of the drilling rigs securing the facility to (2) the amount of borrowings and letters of credit outstanding under the facility of not less than 3 to 1, and

      -- in the event liquidity (defined as working capital (excluding specified subordinated liabilities owed to Transocean) plus availability under the facility) is less than $25 million, a ratio of
           (1) EBITDA minus capital expenditures during the preceding 12 fiscal months to (2) interest expense (excluding interest on specified subordinated debt owed to Transocean) during such period of not less than 2 to 1.

The revolving credit facility provides, among other things, for the issuance of letters of credit that we may utilize to guarantee our performance under some drilling contracts, as well as insurance, tax and other obligations in various jurisdictions. The facility also provides for customary fees and expense reimbursements and to include other covenants (including limitations on the incurrence of debt, mergers and other fundamental changes, asset sales and dividends) and events of default (including a change of control) that are customary for similar secured non-investment grade facilities.

     We intend to use our cash from operations to fund capital expenditures and to pay debt as it comes due. Capital expenditures were approximately $15 million for 2003, including approximately $9 million for rig upgrades on two of our jackup rigs that have been awarded contracts for work in Mexico. Additionally, we incurred approximately $20 million in mobilization and other contract preparation costs relating to these rigs that have been deferred and will be recognized over the primary contract term. We expect capital expenditures to be approximately $7 million in 2004, primarily for rig refurbishments and the purchase of capital equipment. The timing and amounts we actually spend in connection with our plans to upgrade and refurbish other selected rigs, including rigs requiring substantial refurbishment, is subject to our discretion and will depend on our view of market conditions and our cash flows. We would expect capital expenditures to increase as market conditions improve. Our rigs requiring substantial refurbishment to be ready for service are noted in the tables in "Our Business--Drilling Rig Fleet." Our ability to fund capital expenditures would be adversely affected if conditions deteriorate in our business, we experience poor results in our operations or we fail to meet covenants under the line of credit described in the previous paragraph.

     We anticipate that our available funds, together with our cash generated from operations and amounts that we may borrow, will be sufficient to fund our required capital expenditures, working capital and debt service requirements for the foreseeable future. Future cash flows and the availability of outside funding sources, however, are subject to a number of uncertainties, especially the condition of the oil and natural gas industry. Accordingly, these resources may not be available or sufficient to fund our cash requirements.

     As of September 30, 2003, the pro forma contractual obligations and potential other commercial commitments we expect to have post-offering are presented in the table below with debt obligations presented at face value:

                                                           FOR THE PERIODS ENDING
                                                               SEPTEMBER 30,
                                                     ----------------------------------
                                                             2005    2007
                                                              TO      TO
                                            TOTAL    2004    2006    2008    THEREAFTER
                                            ------   -----   -----   -----   ----------
                                                           (IN MILLIONS)
PRO FORMA CONTRACTUAL OBLIGATIONS
  Debt (at face value)(a).................  $33.8    $10.2   $ 7.7   $2.2      $13.7
  Capital Lease...........................    1.0      0.6     0.4     --         --
  Operating Leases........................    9.4      5.0     2.6    1.2        0.6
                                            -----    -----   -----   ----      -----
     Total Obligations....................  $44.2    $15.8   $10.7   $3.4      $14.3
                                            =====    =====   =====   ====      =====
PRO FORMA OTHER COMMERCIAL COMMITMENTS
  Standby Letters of Credit(b)............  $ 0.7    $ 0.7   $  --   $ --      $  --
  Surety Bonds(c).........................   13.4      1.5      --    7.8        4.1
  Other...................................    0.5       --     0.5     --         --
                                            -----    -----   -----   ----      -----
     Total................................  $14.6    $ 2.2   $ 0.5   $7.8      $ 4.1
                                            =====    =====   =====   ====      =====

------------

(a)The $33.8 million of debt represents the face amount of senior notes outstanding as of September 30, 2003. The $33.8 million will remain outstanding after the closing of this offering. See "Certain Relationships and Related Party Transactions--Debt Retirement and Debt Exchange Offers." The debt was adjusted to fair market value in connection with our merger transaction with Transocean and as of September 30, 2003 had a net book value of $35.3 million.

(b)Includes $0.7 million of standby letters of credit related to Transocean's business. Transocean is indemnifying us for these obligations under the master separation agreement. See "Relationship Between Us and Transocean--Master Separation Agreement--Letters of Credit and Guarantees."

(c)Includes $11.9 million of surety bonds relating to our contracts with PEMEX for our two jackup rigs and a platform rig.

     Other commercial commitments that we are contractually obligated to fulfill with cash should the obligations be called will consist primarily of standby letters of credit and surety bonds that guarantee our performance as it relates to our drilling contracts, insurance, tax and other obligations in various jurisdictions. These obligations could be called at any time prior to their expiration dates.


     Prior to the closing of this offering, letters of credit and surety bonds supporting our business were provided by several institutions with the direct or indirect support of Transocean. Therefore, our access to these instruments has been dependent on the credit standing of Transocean. After the closing of this offering, we will be required to relieve Transocean of its obligations with respect to this credit support. Similarly, to the extent we provided support for letters of credit and surety bonds supporting Transocean's business, Transocean will be required to relieve us of our obligations with respect to such credit support. We therefore expect to obtain letters of credit under the line of credit mentioned above. We also expect to obtain surety bonds directly.

RESULTS OF CONTINUING OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                                 NINE MONTHS
                                                                    ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               2002      2003     CHANGE
                                                              -------   -------   -------
                                                               (IN MILLIONS, EXCEPT DAY
                                                               AMOUNTS AND PERCENTAGES)
Operating days..............................................    6,544     8,348     1,804
Utilization.................................................       33%       41%        8%
Average revenue per day.....................................  $20,800   $20,000   $  (800)
Operating revenues..........................................  $ 135.8   $ 167.3   $  31.5
Operating and maintenance expenses..........................    150.8     189.8      39.0
Depreciation expense........................................     68.8      69.2       0.4
General and administrative expenses.........................     11.1       1.4      (9.7)
Impairment loss on long-lived assets........................     16.3      11.6      (4.7)
Gain on disposal of assets, net.............................     (0.7)     (0.5)      0.2
                                                              -------   -------   -------
  Operating loss............................................   (110.5)   (104.2)      6.3
                                                              -------   -------   -------
Other income (expense), net
  Equity in loss of joint ventures..........................     (2.1)     (2.7)     (0.6)
  Interest income...........................................      1.7       0.5      (1.2)
  Interest income--related party............................     25.6       3.3     (22.3)
  Interest expense, net of amounts capitalized..............    (21.3)     (2.3)     19.0
  Interest expense--related party...........................    (55.8)    (35.0)     20.8
  Loss on retirement of debt................................       --     (79.5)    (79.5)
  Impairment of investment in and advance to joint
     venture................................................       --     (21.3)    (21.3)
  Other, net................................................     (1.1)     (1.5)     (0.4)
                                                              -------   -------   -------
                                                                (53.0)   (138.5)    (85.5)
                                                              -------   -------   -------
Loss from continuing operations before income taxes,
  minority interest and cumulative effect of a change in
  accounting principle......................................   (163.5)   (242.7)    (79.2)
Income tax benefit..........................................    (57.7)    (50.9)      6.8
Minority interest...........................................       --       0.6       0.6
                                                              -------   -------   -------
Loss from continuing operations.............................  $(105.8)  $(192.4)  $ (86.6)
                                                              =======   =======   =======

     The increase in operating revenues for the nine months ended September 30, 2003 compared to the same period in the preceding year was due to increased utilization, which resulted in a $41.7 million increase in revenues. This increase was partially offset by a decrease in average revenue per day, which resulted in a $8.2 million decrease in operating revenues. Additionally, during the second quarter of 2002, we transferred a jackup rig to Transocean and sold two other rigs that resulted in a $2.0 million decrease in operating revenues.

     The increase in operating and maintenance expenses was primarily due to increased activity ($25.7 million) during the nine months ended September 30, 2003, as compared to the same period in 2002, coupled with costs associated with a well control incident on inland barge Rig 62 ($7.5 million), a write-down of other receivables ($3.6 million), a fire on inland barge Rig 20 ($3.5 million) and repairs for damages sustained to the mat finger on jackup rig THE 207 ($2.3 million). These increases were partially offset by a decrease in the provision for doubtful accounts ($1.8 million) during the first nine months of 2003 as a result of the collection of amounts previously reserved and by lower expenses ($1.8 million) resulting from the transfer of a jackup rig to Transocean and the sale of two other rigs during the second quarter of 2002.

     The decrease in general and administrative expense of $9.7 million was primarily due to reduced allocations from Transocean for support provided related to the Transocean Assets ($7.4 million), since these assets had been sold or transferred prior to the second quarter of 2003. Additionally, during the first nine months of 2002, we incurred $1.8 million of costs in connection with the exchange of our notes for Transocean notes as more fully described in
Note 6 to our condensed consolidated financial statements for the period ended September 30, 2003 included elsewhere in this prospectus.

     During the nine months ended September 30, 2003, we recorded a non-cash impairment charge of $10.6 million resulting from our decision to take five jackup rigs out of drilling service and market the rigs for alternative uses. We do not anticipate returning these rigs to drilling service, as we believe it would be cost prohibitive to do so. As a result of this decision, and in accordance with SFAS 144, the carrying value of these assets was adjusted to fair market value. The fair market values of these units as non-drilling rigs were based on third party valuations. We also recorded a $1.0 million non-cash impairment resulting from our determination that the assets of entities in which we have an investment did not support our recorded investment during the nine months ended September 30, 2003. The impairment was determined and measured based upon the remaining book value of the assets and our assessment of the fair value at the time the decision was made. The entities are currently in the process of being liquidated. During the nine months ended September 30, 2002, we recorded non-cash impairment charges of $15.2 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management's assessment that these assets no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying value of these assets was adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market values were based on third party valuations. We also recorded non-cash impairment charges of $1.1 million in 2002 relating to an asset held for sale. The impairment resulted from deterioration in market conditions and was determined and measured based on an estimate of fair market value derived from an offer from a potential buyer.

     The decrease in interest income--related party of $22.3 million was primarily due to interest earned in 2002 on the notes receivable from Transocean, which were repaid in December 2002.

     The decrease in third party interest expense and interest expense--related party was due to lower debt balances owed to both third parties and Transocean. Debt has been reduced in 2003 in conjunction with the transfer of the Transocean Assets.

     In conjunction with the transfer of the Transocean Assets, we retired $529.7 million in related party debt to Transocean during the first nine months of 2003. In conjunction with this debt retirement, we recorded a $79.5 million loss on retirement of the related party debt.

     Based on cash flow projections and industry conditions, we recorded a $21.3 million impairment of the notes receivable due from Delta Towing during the nine months ended September 30, 2003 as more fully discussed in "-- Related Party Transactions" and Note 5 to our condensed consolidated financial statements for the period ended September 30, 2003 included elsewhere in this prospectus.

     Other expense for the nine months ended September 30, 2003 includes a $2.4 million pre-tax loss on revaluation of our local currency in Venezuela. In January 2003, Venezuela implemented foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Our drilling contracts in Venezuela typically call for payments to be made in local currency, even though the dayrate is denominated in U.S. dollars. The exchange controls could also result in an artificially high value being placed on the local currency. As a result, we recognized the loss on revaluation of the local currency into functional U.S. dollars during the nine months ended September 30, 2003.

     The income tax benefit decreased for the nine months ended September 30, 2003 as a result of valuation allowances recorded on net operating loss carryforwards and foreign tax credits generated in the first nine months of 2003.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2002

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                          -----------------
                                                           2001      2002     CHANGE
                                                          -------   -------   -------
                                                           (IN MILLIONS, EXCEPT DAY
                                                           AMOUNTS AND PERCENTAGES)
Operating days..........................................   18,143     9,101    (9,042)
Utilization.............................................       64%       34%      (30)%
Average revenue per day.................................  $27,000   $20,600   $(6,400)
Operating revenues......................................  $ 489.5   $ 187.8   $(301.7)
Operating and maintenance expenses......................    305.9     202.8    (103.1)
Depreciation expense....................................    102.8      91.9     (10.9)
Goodwill amortization expense...........................     43.1        --     (43.1)
General and administrative expenses.....................     67.5      11.8     (55.7)
Impairment loss on long-lived assets....................     65.1     399.4     334.3
Gain on disposal of assets, net.........................     (3.7)     (1.0)      2.7
                                                          -------   -------   -------
  Operating loss........................................    (91.2)   (517.1)   (425.9)
Other income (expense), net
  Equity in loss of joint ventures......................     (0.9)     (2.7)     (1.8)
  Interest income.......................................      6.3       3.0      (3.3)
  Interest income--related party........................     16.4      33.6      17.2
  Interest expense, net of amounts capitalized..........   (108.0)    (22.4)     85.6
  Interest expense--related party.......................    (36.8)    (79.7)    (42.9)
  Loss on retirement of debt............................    (27.5)    (18.8)      8.7
  Other, net............................................     (0.1)      0.3       0.4
                                                          -------   -------   -------
                                                           (150.6)    (86.7)     63.9
                                                          -------   -------   -------
Loss from continuing operations before income taxes,
  minority interest and cumulative effect of a change in
  accounting principle..................................   (241.8)   (603.8)   (362.0)
Income tax benefit......................................    (55.0)    (74.6)    (19.6)
Minority interest.......................................       --      (0.1)     (0.1)
                                                          -------   -------   -------
Loss from continuing operations.........................  $(186.8)  $(529.1)  $(342.3)
                                                          =======   =======   =======

     The decrease in operating revenues was primarily due to the further weakening in 2002 of the U.S. Gulf of Mexico shallow and inland water market sector, a decline that began in mid-2001. This weak market demand caused a decline in our rig utilization and a decrease in our average revenue per day, which combined to account for a $301.9 million decrease in operating revenues. Included in this decrease was the absence of revenues attributable to three jackup rigs that were transferred to Transocean in late 2001 and in mid-2002 ($27.8 million) and the contribution of our inland marine support vessel business to Delta Towing ($2.7 million) in January 2001 as described below under "--Related Party Transactions."

     The decrease in operating and maintenance expenses was primarily a result of the stacking of idle rigs ($74.1 million) in response to the weakening of the U.S. Gulf of Mexico shallow and inland water market sector. The contribution of our inland marine support vessel business to Delta Towing in January 2001 ($2.9 million) and the transfer of three jackup rigs to Transocean in late 2001 and in mid-2002 ($17.6 million) further contributed to the decrease in operating and maintenance expense. These decreases were partially offset by an increase in expenses of $4.4 million resulting from severance-related costs and other restructuring charges related to our decision to close an administrative office and warehouse in Louisiana and relocate most of the operations and administrative functions previously conducted at that location, as well as compensation-related expenses resulting from executive management changes in the third quarter of 2002.

     Depreciation expense decreased primarily as a result of depreciation on rigs sold, scrapped or classified as held for sale from late 2001 and during 2002 ($3.2 million), the transfer of three rigs to Transocean in late 2001 and in mid-2002 ($12.7 million) and the contribution of our inland marine support vessel business to Delta Towing ($0.8 million), partially offset by increased expense as a result of conforming estimated rig lives and salvage values to Transocean's policies ($3.4 million) subsequent to the merger.

     As a result of our adoption of SFAS 142 as of January 1, 2002, goodwill is no longer amortized but is reviewed at least annually for impairment. See Note 2 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus. During the fourth quarter of 2002, we completed our annual impairment test and recognized a non-cash impairment of our remaining goodwill balance of $381.9 million.

     During 2002, we recorded non-cash impairment charges of $16.4 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management's assessment that these assets no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying value of these assets was adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market values were based on third party valuations. We also recorded non-cash impairment charges of $1.1 million in 2002 relating to an asset held for sale. The impairment resulted from deterioration in market conditions and was determined and measured based on an offer from a potential buyer. During 2001, we recorded non-cash impairment charges of $64.0 million related to the contribution of our inland marine support vessel to Delta Towing. We also recorded a non-cash impairment charge related to an asset held and used of $1.1 million as a result of deterioration in market conditions.

     During the year ended December 31, 2002, we recognized losses of $1.4 million from the sale of two mobile offshore production units and two land rigs. We also sold other non-strategic assets during the period and recognized gains of $2.4 million. During 2001, we recognized a gain of $2.1 million related to the disposal of an inland drilling barge and gains of $3.9 million on the sale of other non-strategic assets partially offset by a loss of $2.3 million related to the contribution of our inland marine support vessel business to Delta Towing.

     The decrease in general and administrative expense of $55.7 million was primarily attributable to expenses incurred in connection with the closing of our merger transaction with Transocean in January 2001 of approximately $58 million with no comparable expenses in 2002. The January 2001 expenses included an investment advisory fee, termination benefits to seven employees in accordance with employment contracts and an additional expense due to the acceleration of vesting of certain stock options and unearned compensation of restricted stock grants previously awarded to certain employees. The year ended December 31, 2001 included a reduction in unemployment tax expense related to a claim settlement.

     The decrease in equity in earnings of joint ventures was primarily related to our 25% share of losses from Delta Towing ($2.3 million). See
"-- Relationships with Variable Interest Entities" for a discussion regarding Delta Towing.

     The increase in interest income--related party of $17.2 million was primarily due to interest earned on the notes receivable from Transocean and interest earned on notes from Delta Towing. The decrease in third party interest expense of $85.6 million was primarily due to the early retirement of debt in 2001 and the exchange by Transocean of third party debt for notes issued by Transocean, partially offset by an increase in interest expense in 2002 due to the absence of capitalized interest associated with the construction of Transocean newbuild rigs in 2001. The increase in interest expense--related party of $42.9 million resulted from interest on third party debt acquired by Transocean and additional interest on the two-year revolver with Transocean partially offset by a decrease in interest expense from the early retirement of debt in 2001.

     During the years ended December 31, 2002 and 2001, we recognized charges of $18.8 million and $27.5 million, respectively, related to the early retirement of debt as described in Note 6 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

     The amount of tax benefit recognized is primarily dependent on the loss realized and the valuation of operating loss carryforwards utilized during the period. The year ended December 31, 2002 included a larger amount of expenses not deductible for tax purposes than the 2001 period, primarily due to the impairment charge to goodwill in 2002, partially offset by goodwill amortization expense in 2001.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 2001

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                          -----------------
                                                           2000      2001     CHANGE
                                                          -------   -------   -------
                                                           (IN MILLIONS, EXCEPT DAY
                                                           AMOUNTS AND PERCENTAGES)
Operating days..........................................   13,729    18,143     4,414
Utilization.............................................       55%       64%        9%
Average revenue per day.................................  $29,600   $27,000   $(2,600)
Operating revenues......................................  $ 406.1   $ 489.5   $  83.4
Operating and maintenance expenses......................    317.4     305.9     (11.5)
Depreciation expense....................................     73.3     102.8      29.5
Goodwill amortization expense...........................      2.2      43.1      40.9
General and administrative expenses.....................     33.5      67.5      34.0
Impairment loss on long-lived assets....................       --      65.1      65.1
(Gain) loss on disposal of assets, net..................      1.0      (3.7)     (4.7)
                                                          -------   -------   -------
  Operating loss........................................    (21.3)    (91.2)    (69.9)
Other income (expense), net
  Equity in loss of joint ventures......................     (0.8)     (0.9)     (0.1)
  Interest income.......................................     35.3       6.3     (29.0)
  Interest income--related party........................      3.3      16.4      13.1
  Interest expense, net of amounts capitalized..........   (216.9)   (108.0)    108.9
  Interest expense--related party.......................       --     (36.8)    (36.8)
  Loss on retirement of debt............................       --     (27.5)    (27.5)
  Other, net............................................      1.2      (0.1)     (1.3)
                                                          -------   -------   -------
                                                           (177.9)   (150.6)     27.3
                                                          -------   -------   -------

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                          -----------------
                                                           2000      2001     CHANGE
                                                          -------   -------   -------
                                                           (IN MILLIONS, EXCEPT DAY
                                                           AMOUNTS AND PERCENTAGES)
Loss from continuing operations before income taxes.....   (199.2)   (241.8)    (42.6)
Income tax benefit......................................    (67.3)    (55.0)     12.3
                                                          -------   -------   -------
Loss from continuing operations.........................   (131.9)   (186.8)    (54.9)
Preferred stock dividends and accretion.................    206.8        --     206.8
                                                          -------   -------   -------
Net loss from continuing operations applicable to common
  shareholders..........................................  $(338.7)  $(186.8)  $ 151.9
                                                          =======   =======   =======

     Although our average revenue per day decreased in 2001 compared to 2000, rig utilization was 9% higher, thereby increasing our operating revenues by $130.6 million. The effect of the decrease in average revenue per day was a $47.2 million decrease in operating revenues and included the revenue attributable to the inland marine support vessels business which was contributed to Delta Towing in January 2001 ($31.3 million).

     Operating and maintenance expense decreased primarily as a result of reduced operating expenses as a result of the disposal of our inland marine support vessel business in January 2001 ($39.0 million). Additional expense reductions resulted in part from the winding up of our turnkey drilling business in early 2001 ($18.7 million). Partially offsetting these decreases were increased expenses resulting from higher utilization ($44.3 million) for 2001 as compared to 2000.

     The increase in depreciation expense was primarily a result of conforming our policies to Transocean's policies for estimated rig lives and fair value adjustments to asset valuations in conjunction with our merger transaction with Transocean ($36.9 million), offset partially by depreciation associated with three jackup rigs that were transferred to Transocean in late 2001 ($5.7 million).

     The increase in goodwill amortization was a result of the addition to goodwill resulting from our merger transaction with Transocean.

     We recorded a non-cash impairment charge of $64.0 million related to the contribution of our inland marine support vessel business to Delta Towing in January 2001. We also recorded a $1.1 million non-cash impairment charge in the fourth quarter 2001 related to a mobile offshore production unit that was held and used. The impairment resulted from deterioration in market conditions with the fair value of the asset determined based on projected cash flows, industry knowledge and third-party appraisals.

     The gain on disposal of assets recognized in 2001 primarily relates to a pre-tax gain on Rig 63 ($2.1 million) and the sale of other non-strategic assets partially offset by a pre-tax loss recognized on the contribution of the inland support vessel business to Delta Towing. This gain in 2001 is compared to the loss recognized in 2000 related to a blowout on drilling rig THE 153 and unrecoverable hurricane damage costs on drilling rig THE 204.

     The increase in general and administrative expense of $34.0 million in 2001 was primarily attributable to expenses incurred in January 2001 in connection with our merger transaction with Transocean of approximately $58 million. The January 2001 expenses included an investment advisory fee, termination benefits to seven employees in accordance with employment contracts and additional expense related to the acceleration of vesting of certain stock options and restricted stock grants previously awarded to certain employees. This increase in expense was partially offset by a reduction in general and administrative expenses in the eleven months ended December 31, 2001 as a result of our merger transaction with Transocean.

     Interest income from related parties for the year ended December 31, 2001 consisted primarily of interest earned on secured contingent notes from Delta Towing and interest earned on promissory notes due from Transocean. Third party interest income was $29.0 million lower in 2001 compared to 2000 due to decreased interest income resulting from the sale of short-term securities in 2000 and decreased cash and cash equivalents as a result of the early retirement of debt. The decrease in third party interest expense of $108.9 million was primarily due to the early retirement of debt in 2001 offset by less interest capitalized in 2001 as a result of the completion of construction of Transocean newbuild rigs in early 2001 and the contribution of our inland marine support vessel business to Delta Towing, which included interest expense for the construction of 10 crewboats. The increase in interest expense-related party of $36.8 million resulted from interest on borrowings from the $1.8 billion two-year revolving credit agreement entered into in April 2001 with Transocean partially offset by the early retirement of debt in 2001. During the year ended December 31, 2001, we recognized a $27.5 million loss on retirement of debt, related to the early retirement of debt as more fully described in Note 6 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

     The amount of income tax expense recognized is primarily dependent on the income (loss) realized and the valuation of operating loss carryforwards utilized during the period. Income tax benefit decreased in 2001 compared to 2000 because 2001 included greater expenses not deductible for tax purposes than the 2000 period, consisting primarily of goodwill amortization and some merger related expenses.

     The charge to net loss applicable to common shareholders in 2000 resulted from our tender offer for and acquisition of all our outstanding 13.875% Senior Cumulative Redeemable Preferred Stock in December 2000 and consisted primarily of the tender offer premium and the write-off of unamortized discount and expenses.

DISCONTINUED OPERATIONS

     Transocean previously announced plans to divest its Shallow Water business through an initial public offering of TODCO. As of September 30, 2003, we had completed the transfer to Transocean of the Transocean Assets, including all revenue-producing Transocean Assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in our historical financial statements. See Note 23 to our consolidated financial statements for the year ended December 31, 2002 and Note 14 to our condensed consolidated financial statements for the period ended September 30, 2003, included in this prospectus, for a discussion of discontinued operations. See "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean" and "Relationship between Us and Transocean--Master Separation Agreement--TODCO Business" and--"Transfer of Assets and Assignment of Liabilities" for a description of the separation of our respective businesses.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

     During the year ended December 31, 2002, we recognized a non-cash impairment charge to goodwill of $1,363.7 million as a cumulative effect of a change in accounting principle related to the implementation of SFAS 142. Additionally, due to a general decline in market conditions and other factors, we recorded a $3,153.3 million impairment charge to goodwill related to our discontinued operations as a cumulative effect of a change in accounting principle. See Note 2 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

RESTRUCTURING CHARGE

     In September 2002, we committed to a restructuring plan to consolidate some functions and offices. The plan resulted in the closure of an administrative office and warehouse in Louisiana and relocation of most of the operations and administrative functions previously conducted at that location. We established a liability of $1.2 million for the estimated severance-related costs associated with the involuntary termination of 57 employees pursuant to this plan. The charge was reported as operating and maintenance expense in our consolidated statements of operations for the year ended December 31, 2002. As of September 30, 2003, substantially all severance-related costs had been paid. We do not currently expect other significant restructuring plans in the near term.

FINANCIAL CONDITION

     At September 30, 2003 and December 31, 2002, we had total assets of $787.1 million and $2,227.2 million, respectively. The $1,440.1 million decrease in assets in the first nine months of 2003 is primarily attributable to the distribution and sale of Transocean Assets ($891.5 million) (see "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean") and the transfer of $103.9 million in cash in connection with the distribution of some of our subsidiaries to Transocean. The remaining decrease in assets is primarily attributable to normal depreciation of $69.2 million, a $345.7 million decrease in amounts receivable from Transocean and a non-cash impairment loss on our note receivable from Delta Towing of $21.3 million in the first nine months of 2003.

     At December 31, 2002 and 2001, we had total assets of $2,227.2 million and $8,838.8 million, respectively. The $6,611.6 million decrease in assets in 2002 as compared to 2001 is primarily attributable to the adoption and application of SFAS 142 in 2002, which resulted in a non-cash impairment loss of $1,745.6 million related to our goodwill and a non-cash impairment loss of $3,703.6 million related to goodwill included in the Transocean Assets, including the related cumulative effect of a change in accounting principle. After giving effect to these goodwill impairments, we no longer have a goodwill balance as of December 31, 2002. The distribution and sale of Transocean Assets of $538.2 million (see "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean"), repayment of a note receivable by Transocean of $425.0 million and normal depreciation of $91.9 million further decreased assets in 2002. These decreases in assets were partially offset by a $151.0 increase in amounts receivable from Transocean.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES

  SOURCES OF LIQUIDITY AND CAPITAL EXPENDITURES

     Our primary sources of liquidity for the nine months ended September 30, 2003 were our cash flows from operations and asset sales. Our primary sources of liquidity for the year ended December 31, 2002 were our cash flows from operations, asset sales, repayment of notes receivable from Transocean and proceeds from long-term debt with related party. Primary uses of cash for the nine months ended September 30, 2003 were debt repayments and the transfer of cash balances in conjunction with the sale or distribution of subsidiaries to affiliates. Primary uses of cash for the year ended December 31, 2002 were capital expenditures and debt repayments. At September 30, 2003, we had $29.7 million in cash and cash equivalents.

     During 2002 and the first four months of 2003, we had access to a $1.8 billion line of credit under a revolving credit agreement with Transocean. At December 31, 2002, $100.0 million was outstanding under this line of credit. This line of credit expired on April 6, 2003. As of that date, the approximately $81.2 million then outstanding under this line of credit was converted to a two year, 2.76% fixed rate note issued by us to Transocean, scheduled to mature on April 6, 2005. This note was cancelled in connection with the transfer of some of the Transocean Assets to Transocean.

     Capital expenditures were $7.4 million and $17.7 million for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively. The majority of our capital expenditures for the nine months ended September 30, 2003 and for the year ended December 31, 2002 related to upgrades and replacements of equipment.

  SOURCES AND USES OF CASH

     The following discussion relates to our historical sources and uses of cash which includes components from both continuing operations and discontinued operations.

  Historical September 30, 2003 Compared to Historical September 30, 2002

     Net cash provided by operating activities was $94.6 million for the nine months ended September 30, 2003 compared to $56.3 million for the same period in 2002. The $38.3 million increase is primarily related to a $390.4 million greater loss before cumulative effect of a change in accounting principle in the first nine months of 2002, as compared to the same period in 2003, a $79.5 million non-cash loss from the retirement of debt in the first nine months of 2003 and a $21.3 million non-cash impairment charge of our investment in and advance to Delta Towing recorded in June 2003. These increases in net cash provided by operating activities are partially offset by $592.9 million of greater impairment losses recorded in the first nine months of 2002, as compared to the 2003 period, and $53.7 million lower depreciation expense in 2003. Cash provided by changes in operating assets and liabilities, net of effect of distributions to affiliates, was $209.2 million for the nine months ended September 30, 2003 as compared to $28.7 million for the same period in 2002. The $180.5 million increase is primarily due to lower activity with related parties and the working capital effect of reduced operating levels in 2003 as compared to 2002, as a result of the transfer of the Transocean Assets to Transocean.

     Net cash provided by investing activities amounted to $67.2 million for the nine months ended September 30, 2003 compared to $24.3 million for the same period in 2002. The $42.9 million increase in net cash provided by investing activities relates primarily to $35.7 million higher proceeds from the disposal of assets as a result of the sale of some of the Transocean Assets to Transocean and lower capital expenditures in the first nine months of 2003 as compared to the same period in 2002.

     Net cash used in financing activities amounted to $235.0 million for the nine months ended September 30, 2003, compared to $33.2 million for the same period in 2002, primarily due to the transfer of cash balances in connection with the sale and distribution of subsidiaries to Transocean during the nine months ended September 30, 2003 and higher repayments of related party debt in 2003 compared to 2002. In 2002 we made $8.3 million in consent payments in connection with the exchange offer for our senior notes. See "--Related Party Transactions--Long Term Debt--Related Party".

  Historical 2002 Compared to Historical 2001

     Net cash provided by operating activities amounted to $14.1 million for the year ended December 31, 2002 compared to $63.0 million for the same period in 2001. The $48.9 million decrease in net cash provided by operating activities is primarily related to a $797.8 million greater loss before cumulative effect of a change in accounting principle and $186.4 million lower depreciation and amortization for the year ended December 31, 2002, as a result of the transfer to Transocean of Transocean Assets in the second half of 2002 and the write-off of goodwill in 2002. Additionally, other non-cash adjustments to net income related to deferred taxes, gain on disposal of assets, impairment losses on long-lived assets, equity in losses of joint ventures and other deferred items were $87.0 million lower in 2002 as compared to 2001, which further decreased net cash provided by operating activities. These decreases were partially offset by a $932.2 non-cash impairment loss on goodwill recognized in 2002 and an $89.5 million increase in cash provided by changes in operating assets and liabilities, net of effect of distributions to affiliates for the year ended December 31, 2002.

     Net cash provided by investing activities amounted to $555.8 million for the year ended December 31, 2002 compared to a use of $79.4 million for the same period in 2001 primarily as a result of $518.0 million in proceeds from settlement of notes receivable with Transocean (See "--Related Party Transactions"), coupled with significantly lower capital expenditures due to the completion of the Transocean rig expansion program in 2001.

     Net cash used in financing activities amounted to $535.5 million for the year ended December 31, 2002 compared to a use of $273.1 million for the same period in 2001 primarily as a result of $529.2 million in repayments of debt to Transocean (See "--Related Party Transactions"). During the year ended December 31, 2001, we made $1.5 billion of early repayments of debt instruments, partially offset by proceeds from long-term advances from Transocean of $1.2 billion in 2001 to finance the early repayment of debt. We also made net repayments of our debt of $38.6 million during 2002 compared to $35.9 million in 2001. During the year ended December 31, 2002, we paid $8.3 million in financing costs related to the exchange of our notes for Transocean notes.

  Historical 2001 Compared to Historical 2000

     Net cash provided by operating activities increased to $63.0 million for the year ended December 31, 2001 from net cash used by operating activities of $119.2 million for the same period in 2000. The $182.2 million increase in net cash provided by operating activities reflects higher favorable non-cash adjustments to net income in 2001, as compared to 2000, including higher depreciation and amortization of $165.8 million, primarily as a result of goodwill recorded in connection with the merger transaction with Transocean and increased depreciation expense associated with conforming policies relating to estimated rig lives and salvage values to Transocean's policies, lower gain on disposal of assets of $209.0 million and higher impairment loss on long-lived assets of $55.9 million, including a $64.0 million impairment loss recognized in connection with the transfer of our inland marine support vessel business to Delta Towing in January 2001. These increases in net cash provided by operating activities were partially offset by a $193.1 million higher net loss due to higher general and administrative costs in 2001, including approximately $58 million of expenses in connection with the merger transaction with Transocean. Cash used by changes in operating assets and liabilities, net of effect of distributions to affiliates increased $52.7 million to $139.9 million for the year ended December 31, 2001 from $87.2 million for the same period in 2000.

     Net cash used in investing activities increased to $79.4 million for the year ended December 31, 2001 from $303.3 million in cash provided by investing activities for the same period in 2000 primarily as a result of lower proceeds from asset sales for the year ended December 31, 2001, a decrease in cash dedicated to capital projects in 2001, the sale of short-term investments in 2000 with no comparable activity in 2001 and the purchase of a minority interest investment in a majority owned subsidiary in 2001, partially offset by lower capital expenditures due to the completion of the rig expansion program in 2001 relating to Transocean Assets and proceeds received from the sale of our interest in a subsidiary.

     Net cash used in financing activities increased to $273.1 million for the year ended December 31, 2001 from $81.2 million for the same period in 2000 primarily as a result of early repayments of debt instruments in 2001 and a decrease in cash dedicated to debt service in 2001, partially offset by proceeds from long-term debt to related parties received in 2001. In 2000, we sold shares of common stock resulting in net proceeds of $400.2 million to fund a significant portion of our tender offer to purchase our outstanding preferred stock and for general corporate purposes.

DERIVATIVE INSTRUMENTS

     We have established policies and procedures for derivative instruments that have been approved by our board of directors. These policies and procedures provide for the prior approval of derivative instruments by our board of directors. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in foreign exchange rates and interest rates. We do not plan to enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

     Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as accumulated other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At September 30, 2003, we did not have any outstanding foreign exchange derivative instruments.

     From time to time, we may use interest rate swaps to manage the effect of interest rate changes on future income. Interest rate swaps would be designated as a hedge of underlying future interest payments and would not be used for speculative purposes. The interest rate differential to be received or paid under the swaps is recognized over the lives of the swaps as an adjustment to interest expense. If an interest rate swap is terminated, the gain or loss is amortized over the life of the underlying debt. At September 30, 2003, we did not have any outstanding interest rate swaps.

RELATIONSHIPS WITH VARIABLE INTEREST ENTITIES


     We own a 25% equity interest in Delta Towing, which was formed to own and operate our U.S. inland marine support vessel business consisting primarily of shallow water tugs, crewboats and utility barges. We contributed this business to Delta Towing in return for a 25% ownership interest and secured notes issued by Delta Towing with a face value of $144.0 million. No value was assigned to the ownership interest in Delta Towing. The remaining ownership interest is held by an unrelated third party, which also loaned Delta Towing $3.0 million. At September 30, 2003, we accounted for our investment in Delta Towing under the equity method. At September 30, 2003, investments in and advances to Delta Towing had a carrying value of $53.6 million.


     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 requires that an enterprise consolidate a variable interest entity ("VIE") if the enterprise has a variable interest that will absorb a majority of the entity's expected losses and/or receives a majority of the entity's expected residual returns as a result of ownership, contractual or other financial interests in the entity, if such a loss or residual return occurs. If one enterprise absorbs a majority of a VIE's expected losses and another enterprise receives a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses is required to consolidate the VIE and will be deemed the primary beneficiary. FIN 46 is effective immediately for new interests. In December 2003, the FASB agreed to defer the effective date of FIN 46 for interests acquired prior to February 1, 2003 for some enterprises. Giving effect to the deferral, we will be required to consolidate existing interests for financial statements issued for periods ending after March 15, 2004; however, the provisions of FIN 46 may be adopted earlier.

     Under FIN 46, Delta Towing will be considered a VIE because its equity is not sufficient to absorb its expected future losses. We are the primary beneficiary of Delta Towing for accounting purposes because we have the largest percentage of investment at risk through the secured notes that we hold and would thereby absorb the majority of the expected losses of Delta Towing. We will early adopt the provisions of FIN 46 and consolidate Delta Towing in our December 31, 2003 consolidated financial statements. While we expect the consolidation of Delta Towing to result in a decrease in net assets of approximately $1.0 million, based on balances at September 30, 2003, the expected amounts may be adjusted upon consolidation.

RELATED PARTY TRANSACTIONS

     For a description of the risks related to the transactions with Transocean described below, see "Risk Factors--Risks Related to Our Principal Stockholder Transocean--The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party."

     Allocation of Administrative Costs--Transocean has historically provided specified administrative support to us. Transocean has charged us a proportional share of its administrative costs based on estimates of the percentage of work each Transocean department performs for us. The amount of expense allocated to us was $1.4 million for the nine month period ended September 30, 2003, which was classified as general and administrative--related party expense. The amount of expenses allocated to us for the year ended December 31, 2002 of $9.7 million was classified as general and administrative--related party. Following this offering, some of these functions will be provided to us under the transition services agreement described under "Relationship Between Us and Transocean--Transition Services Agreement."

     Delta Towing--In connection with the formation of Delta Towing in January 2001, we received secured notes from Delta Towing of which the principal amounts totaled $144 million. (See "--Relationships with Variable Interest Entities"). We valued these notes at $80 million immediately prior to the closing of the merger transaction with Transocean. In December 2001, the note agreement was amended to provide for a $4 million, three year-revolving credit facility (the "Delta Towing Revolver"). During the nine month period ended September 30, 2003 and the year ended December 31, 2002, we earned interest income on the notes and the Delta Towing Revolver of $3.3 million and $6.6 million, respectively.

     During the year ended December 31, 2001, Delta Towing paid approximately $1.1 million in principal payments on the notes from net proceeds on assets sold during the year. During the year ended December 31, 2002, and the nine months ended September 30, 2003, Delta Towing paid approximately $0.1 million and $1.1 million, respectively, on the Delta Towing Revolver.

     During the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, our equity in losses of Delta Towing reduced the carrying value of the notes by $2.7 million, $3.2 million and $0.9 million, respectively.

     As a result of its issuance of notes to us, Delta Towing is highly leveraged. Delta Towing defaulted on the notes in January 2003 by failing to make its scheduled quarterly interest payment and remains in default as a result of its continued failure to make its quarterly interest payments. As a result of our continued evaluation of the collectibility of the notes, we recorded a $21.3 million impairment of the notes in June 2003 based on Delta Towing's discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing's business outlook. As permitted in the notes in the event of default, we began offsetting a portion of the amount owed by us to Delta Towing against the interest due under the notes. Additionally, in September 2003, we established a reserve of $1.6 million for interest income earned during the third quarter on the notes receivable and will continue to reserve future interest income earned until the scheduled quarterly payments have been brought current. We will apply future cash payments to interest receivable currently outstanding and then to interest income for which a reserve has been established.

     The outstanding carrying amount of the notes and the Delta Towing Revolver at September 30, 2003 and December 31, 2002, was $53.6 million and $78.7 million, respectively. Interest receivable on the notes and the Delta Towing Revolver at September 30, 2003 and December 31, 2002, was $4.0 million and $1.7 million, respectively, net of the related allowance for credit losses.

     As part of the formation of the joint venture on January 31, 2001, we entered into a charter arrangement with Delta Towing under which we committed to charter certain vessels for a period of one year ending January 31, 2002, and committed to charter for a period of 2.5 years from date of delivery 10 crewboats then under construction, all of which were in service as of December 31, 2002. We also entered into an alliance agreement with Delta Towing under which we agreed to treat Delta Towing as a preferred supplier for the provision of marine support services. During the nine month period ended September 30, 2003, we incurred charges totaling $9.2 million from Delta Towing for services rendered, which were reflected in operating and maintenance--related party expense. During the year ended December 31, 2002, we incurred charges totaling $10.7 million from Delta Towing for services rendered, of which $1.6 million was rebilled to our customers and $9.1 million was reflected in operating and maintenance--related party expense.

     As a result of restrictions on the ownership or operation of vessels involved in the coastwise trade by non-U.S. citizens, our ability to take ownership of the assets owned by Delta Towing in the event of its default under its notes issued to us would be restricted. These restrictions apply to us because Transocean, a company organized under the laws of the Cayman Islands, currently owns all of our common stock, and our chief executive officer is not a U.S. citizen.

     Long-Term Debt--Related Party--We were a party to a $1.8 billion two-year revolving credit agreement (the "Two-Year Revolver") with Transocean, dated April 6, 2001. During the nine months ended September 30, 2003 and the year ended December 31, 2002, we recognized $0.8 million and $1.8 million, respectively, in interest expense related to the Two-Year Revolver. See "Certain Relationships and Related Party Transactions--Revolving Credit Agreement." This line of credit expired on April 6, 2003. As of that date, the approximately $81.2 million then outstanding under the line was converted to a 2.76% fixed rate promissory note issued by us to Transocean which will mature on April 6, 2005. This note was cancelled in connection with the series of transactions described below.

     In March 2002, together with Transocean, we completed exchange offers and consent solicitations for our 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the "Exchange Offer"). As a result of the Exchange Offer, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of our outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, for newly issued 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates. As of September 30, 2003, we had approximately $7.7 million, $2.2 million, $3.5 million, $10.2 million and $10.2 million principal amount of the 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, outstanding that were not exchanged in the Exchange Offer. Both the exchanged notes and the notes not exchanged remained our obligation. As a result of the consent payments made in connection with the Exchange Offer, interest expense for 2002 increased by approximately $1.3 million.

     In June 2003, we sold to Transocean our membership interests in our wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC. As consideration for the interests sold, Transocean cancelled $238.8 million of our debt held by Transocean.

     In May 2003, we sold Cliffs Platform Rig 1 to Transocean in consideration for the cancellation of $13.9 million of our debt held by Transocean.

     In May 2003, we sold to Transocean our 50% interest in Deepwater Drilling LLC and our 60% interest in Deepwater Drilling II LLC in consideration for the cancellation of $43.7 million principal amount of our debt held by Transocean.

     In March 2003, we sold our investment in Arcade Drilling AS. In consideration for the sale of our investment, Transocean cancelled $233.3 million principal amount outstanding of our debt held by Transocean.

     In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount outstanding of our 6.5% and 9.125% Senior Notes held by Transocean, respectively, and approximately $189.8 million principal amount outstanding of our 6.75% Senior Notes held by Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean's repayment of approximately $518.0 million aggregate principal amount of outstanding notes receivable plus accrued and unpaid interest.

     The book value of the senior notes Transocean acquired in the Exchange Offer was $523.8 million at September 30, 2003 and $980.1 million at December 31, 2002. We recognized $34.2 million and $77.9 million in interest expense related to these notes for the nine months ended September 30, 2003 and for the year ended December 31, 2002, respectively. Prior to the closing of this offering, these notes will be retired. As a result, we expect to expense approximately $2.0 million of unamortized consent payments in connection with the Exchange Offer. See "Certain Relationships and Related Party Transactions--Debt Retirement and Debt Exchange Offers" and "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean."

     Transfer of Transocean Assets--We transferred the Transocean Assets to Transocean primarily as in-kind dividends and transfers in exchange for the cancellation of debt to Transocean and, in some instances, for cash. Specified contracts were assigned to Transocean for no consideration. These transactions had no effect on our results of continuing operations except to the extent that debt was retired and any gain or loss was recognized. See "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean."

NEW ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 requires that an enterprise consolidate a variable interest entity ("VIE") if the enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. If one enterprise absorbs a majority of a VIE's expected losses and another enterprise receives a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses is required to consolidate the VIE and will be called the primary beneficiary. FIN 46 is effective immediately for new interests. In December 2003, the FASB agreed to defer the effective date of FIN 46 for interests acquired prior to February 1, 2003 for some enterprises. Giving effect to the deferral, we will be required to consolidate existing interests for financial statements issued for periods ending after March 15, 2004; however, the provisions of FIN 46 may be adopted earlier. See "--Relationships with Variable Interest Entities."

CHANGE IN ACCOUNTANTS

     Arthur Andersen LLP originally audited our financial statements for the year ended December 31, 2000. On February 8, 2001, after our merger with Transocean, our board of directors engaged Ernst & Young LLP to serve as our independent public accountants for the fiscal year 2001. Subsequently, we engaged Ernst & Young LLP to audit our financial statements for the year ended December 31, 2000.

     During the year ended December 31, 2000 and through February 8, 2001 there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations.

     In the first quarter of 2001, we provided Arthur Andersen LLP with a copy of the above disclosures. In a letter dated February 12, 2001, Arthur Andersen LLP confirmed its agreement with these statements.

     During the year ended December 31, 2000 and through the date of their engagement, we did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in applicable SEC regulations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  INTEREST RATE RISK--POST-OFFERING

     After the closing of this offering, our exposure to market risk for changes in interest rates will relate primarily to our long-term and short-term debt obligations. The table below presents scheduled debt maturities and related weighted-average interest rates for each of the twelve month periods ending September 30, relating to pro forma debt obligations as of September 30, 2003, after giving effect to the retirement in connection with our separation from
Transocean:

                                         SCHEDULED MATURITY DATE                    FAIR VALUE
                          ------------------------------------------------------   SEPTEMBER 30,
                          2004    2005   2006   2007   2008   THEREAFTER   TOTAL       2003
                          -----   ----   ----   ----   ----   ----------   -----   -------------
                                     (IN MILLIONS, EXCEPT INTEREST RATE PERCENTAGES)
PRO FORMA TOTAL DEBT
  Fixed Rate(a).........  $10.2   $7.7   $ --   $ --   $2.2     $13.7      $33.8       $37.7
     Average interest
       rate.............    9.1%  6.8%     --     --   7.0%       9.0%      8.4%

------------

(a)Expected maturity amounts are based on the face value of debt and do not reflect fair market value of the debt.

  INTEREST RATE RISK--HISTORICAL

     Prior to the closing of this offering, our exposure to market risk for changes in interest rates related primarily to our long-term and short-term debt obligations. The table below presents scheduled debt maturities and related weighted-average interest rates for each of the twelve month periods ending September 30, relating to debt obligations as of September 30, 2003, before giving effect to the retirement in connection with our separation from
Transocean:

                                          SCHEDULED MATURITY DATE                      FAIR VALUE
                        -----------------------------------------------------------   SEPTEMBER 30,
                        2004     2005    2006    2007    2008   THEREAFTER   TOTAL        2003
                        -----   ------   -----   -----   ----   ----------   ------   -------------
                                      (IN MILLIONS, EXCEPT INTEREST RATE PERCENTAGES)
HISTORICAL TOTAL DEBT
  Fixed Rate(a).......  $10.2   $160.2   $ --    $ --    2.2      $348.9     $521.5      $615.3
     Average interest
       rate...........    9.1%     6.8%    --      --    7.0%        9.2%       8.4%

------------

(a)Expected maturity amounts are based on the face value of debt and do not reflect fair market value of debt.

  FOREIGN EXCHANGE RISK

     Our international operations, primarily in Venezuela and Trinidad, expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. We may also use foreign exchange derivative instruments or spot purchases. We do not enter into derivative transactions for speculative purposes. At September 30, 2003, we did not have any outstanding foreign exchange contracts.

     In January 2003, Venezuela implemented foreign exchange controls that limit our ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. Our drilling contracts in Venezuela typically call for payments to be made in local currency, even when the dayrate is denominated in U.S. dollars. The exchange controls could also result in an artificially high value being placed on the local currency.

     Due to the continuation of these foreign exchange controls as well as continuing political instability in Venezuela, we established a currency valuation allowance pertaining to receivables in Venezuela of $2.4 million in the second quarter of 2003 to adjust our Venezuelan financial assets to net realizable value. As of September 30, 2003, no additional currency valuation allowance was deemed necessary, and we do not anticipate having to continue to provide a currency valuation allowance related to our Venezuelan operations.

                                  OUR BUSINESS

OVERVIEW

     We are a leading provider of contract oil and gas drilling services, primarily in the U.S. Gulf of Mexico shallow water and inland marine region, an area that we refer to as the U.S. Gulf Coast. We have the largest fleet of drilling rigs in the U.S. Gulf Coast and believe that, as a result of our leading position and geographic focus, we are well-positioned to benefit from the potential increased drilling activity for natural gas in this region.

     We own, have partial ownership in or operate a fleet of 70 drilling rigs consisting of jackups, barges, submersibles, a platform rig and land rigs. Our U.S. Gulf Coast jackup fleet drills in water depths up to 250 feet and consists of three independent leg cantilever jackup rigs, eight mat-supported cantilever jackup rigs and eight mat-supported slot-type jackup rigs. Our U.S. Gulf Coast drilling barge fleet operates in inland waters, bays and coastal transition zones and consists of 18 posted barges and 12 conventional barges. We also own three submersible drilling rigs located in the U.S. Gulf Coast that can drill in water depths of between 12 and 85 feet. In addition to our U.S. Gulf Coast operations, we own two mat-supported cantilever jackup rigs and one platform rig located in Trinidad, and nine land rigs as well as three lake barges located in Venezuela. Additionally, we have one independent leg cantilever jackup rig that began operating in Venezuela in mid-December 2003. We also have two mat-supported cantilever jackup rigs working in Mexico.

     Our core business is to contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to customers who are drilling oil and gas wells. We provide these services mostly to independent oil and gas companies, but we also service major international and government-controlled oil and gas companies. Our customers in the U.S. Gulf Coast typically focus on drilling for natural gas.

     The description of our business above and in the remainder of this section reflects our separation from Transocean. Historically, we also provided contract oil and gas drilling services in deepwater areas and areas outside of the United States other than Mexico, Trinidad and Venezuela.


     See the diagram on page 83 for an illustration of our drilling units and non-drilling units as of December 31, 2000 and as of the closing of this offering.


RECENT INDUSTRY TRENDS

     The drilling industry in the U.S. Gulf Coast is highly cyclical, with periods of high demand and high dayrates followed by periods of low demand and low dayrates. The industry cycle is typically driven by general economic activity and changes in actual or anticipated oil and gas prices. In particular, we believe that our earnings and demand for our rigs will both typically be correlated to our customers' expectations of energy prices, particularly natural gas prices, and that sustained energy price increases will generally have a positive impact on our earnings. We believe that the drilling industry is currently emerging from a cyclical low point and that there are several trends that should benefit our operations, including:

      -- Increasing Natural Gas Prices. While U.S. natural gas prices are volatile, the rolling twelve-month average price of natural gas has been increasing. We believe that if the U.S. economy improves and the demand for natural gas continues to grow, the price of natural gas will also improve. We also believe recent increases in natural gas prices in the United States, if sustained, should have a favorable impact on our business, as it typically leads to increased exploration and development budgets by oil and gas companies. This should result in more exploration and development drilling activity and higher utilization and dayrates for drilling companies like us.

      -- Need for Increased Natural Gas Drilling Activity. From 1994 to 2002, U.S. demand for natural gas grew at an annual rate of 1.1% while its supply grew at an annual rate of 0.2%. We believe that this supply and demand imbalance will continue if demand for natural gas continues to increase and the production decline rates that have increased from 16% in 1992 to 25% in 2000 continue to accelerate. The increase in production decline rates is primarily a result of the maturity of existing reservoirs, improved drilling and production technology and the exploitation of generally smaller remaining oil and gas reservoirs. Even though the number of U.S. gas wells drilled has increased overall in recent years, a corresponding increase in production has not been realized. We believe that an increase in U.S. drilling activity will be required for the natural gas industry to meet the expected increased demand for, and compensate for the slowing production of, natural gas in the United States.

      -- Trend Towards Drilling Deeper Shallow Water Gas Wells. We believe the current trend by oil and gas companies to drill deep gas wells (that is, wells drilled to depths of more than 15,000 feet) along the U.S. Gulf Coast will benefit our fleet. This trend focuses on utilizing improved seismic and drilling technologies to drill wells at greater depths to seek new untapped natural gas reserves. The deep gas zones along the U.S. Gulf Coast shelf could potentially be prolific. In addition, the economic viability of deep gas drilling in this area benefits from the extensive infrastructure that is already in place, as well as the new royalty relief incentives announced by the U.S. Minerals Management Service on March 26, 2003 relating to initial gas production from wells producing from depths of 15,000 feet or more.

           We believe that this trend towards deeper drilling will benefit premium jackup rigs as well as barge rigs and submersible rigs that are capable of drilling deep gas wells. In addition, the trend will indirectly benefit conventional jackup fleets as the use of premium rigs in the U.S. Gulf Coast to drill deep wells should reduce the supply of rigs available to drill conventional wells.

      -- Redeployment of Jackup Rigs. Greater demand for jackup rigs in international areas over the last two years has resulted in the mobilization and redeployment of some higher specification jackup rigs out of the Gulf of Mexico. In addition, recent increases in activity in Mexico have resulted in the redeployment of some lower specification jackup rigs. Pursuant to recently awarded contracts, two of our jackups began working in Mexico in the fourth quarter of 2003. These withdrawals have reduced the overall supply of jackups in the U.S. Gulf Coast and created a more favorable supply environment for the remaining jackups, including ours.

OUR STRENGTHS

     We believe that we have the following strengths:

      -- Leading Presence in the U.S. Gulf Coast. We have the largest combined jackup and inland barge fleet in the U.S. Gulf Coast. The U.S. Gulf of Mexico continues to be the largest offshore drilling market in the world. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. In particular, during periods of high rig demand, we can effectively meet the needs of our customers who favor contracting rigs that are close to targeted drilling sites and can be mobilized quickly. Our size also generates economies of scale, including increased bargaining power with suppliers, and helps us attract, train and retain qualified crew personnel.

      -- Well-Positioned to Benefit From an Upturn in Natural Gas Drilling Activity. Our customers in the U.S. Gulf Coast drill primarily for natural gas. Given our leading presence in this market, we believe we are well-positioned to benefit from any significant increases in U.S. natural gas drilling activity in the U.S. Gulf Coast. Further, because operating costs in our industry are largely fixed, our earnings and cash flow are very sensitive to fluctuations in utilization rates and dayrates.

      -- Strong Pro Forma Balance Sheet. On a pro forma basis, we have a strong balance sheet, with approximately $36 million of total debt and a total debt to total capitalization ratio of 6.5% as of September 30, 2003. We also have a $75 million line of credit for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Post-Offering Liquidity and Capital Resources--Sources of Liquidity and Capital Expenditures." We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

      -- Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf Coast. Their considerable knowledge of and experience with the cyclical nature of our business should enhance our ability to operate effectively through industry cycles. Jan Rask, our Chief Executive Officer, and T. Scott O'Keefe, our Chief Financial Officer, held the same positions at Marine Drilling Companies, Inc., a publicly traded contract drilling company that was focused on the U.S. Gulf Coast. Mr. Rask and Mr. O'Keefe successfully operated and grew Marine Drilling until its sale in September 2001. Mr. Rask had previously been Chief Executive Officer of Arethusa (Off-Shore) Limited, a contract drilling company with worldwide operations, including operations in the U.S. Gulf Coast.

           Additionally, our management's participation in incentive compensation plans is designed to align their interests with our operating and financial performance. At the closing of the offering, Mr. Rask and Mr. O'Keefe will own options to purchase shares of Class A common stock representing approximately 2.4% of the aggregate number of shares of common stock outstanding. In addition, Mr. Rask and Mr. O'Keefe will participate in a performance bonus plan that is linked to specific performance targets.

OUR STRATEGY

     Our objective is to continue to be a leading offshore drilling company with a focus on the North American natural gas industry. Specifically, we intend to:

      -- Focus on Marine Assets and Drilling for Natural Gas Along the U.S. Gulf Coast. We plan to maintain our position as the leading contractor of jackup rigs and drilling barges in the U.S. Gulf Coast. We believe that this approach will allow us to take advantage of improvements in dayrates and rig demand that may result from increased drilling activity in this region.

           We believe that our focus on this region will also allow us to take advantage of deep gas drilling opportunities. Deep gas wells are generally more difficult to drill, take longer to complete and require equipment with higher specifications. As a result, these opportunities are particularly attractive as they tend to involve longer contracts and, frequently, higher dayrates. Over half of our barge rigs and all of our submersible rigs were designed to drill up to 30,000 feet deep. As the deep gas opportunity develops, we may selectively upgrade our barges and submersibles to participate further in deep gas drilling activity in the U.S. Gulf Coast.

           Although we intend to focus on the U.S. Gulf Coast, we also plan to pursue selective opportunities for our rigs in Venezuela, Trinidad and Mexico. In Venezuela, we believe that increased drilling will be required to reestablish the country's prior production levels. However, Venezuela is currently experiencing significant political and economic turmoil which could affect our ongoing business in the country. In Trinidad, we expect drilling activity to increase in order to meet the growing demand for natural gas, which supplies the country's liquefied natural gas plants as well as local industry. We were recently awarded contracts for two jackup rigs and one platform rig in Mexico. Two of our jackup rigs began operating in Mexico in the fourth quarter of 2003. We expect the platform rig will begin working in Mexico in mid-2004.

      -- Pursue Efficient, Low-Cost Operations and a Disciplined Approach to Capital Spending. We intend to be a low-cost contractor in the U.S. Gulf Coast drilling market. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. During rising market periods, we will seek to maximize the utilization and operating margins of our assets and pursue longer-term contracts at attractive dayrates. During depressed market periods, we will seek to maintain utilization of our assets, even if it means accepting lower dayrates. Lowering our cost structure should increase our ability to maintain utilization of our assets during market downturns. We believe that this operational flexibility will provide us with an important competitive advantage as we seek to maintain the operating continuity of our rigs and crews and allow us to compete effectively with competitors with higher specification fleets and higher cost structures than ours.

           We will pursue a disciplined approach to capital spending in increasing the size and upgrading the capabilities of our fleet. We plan to pursue rig acquisitions and cost-effective upgrades to our fleet when we believe we can achieve an attractive return on our investment and there is a clear market demand and the opportunity for improvements in dayrates and operating margins. For future expansion of our fleet, we intend to target reasonably priced assets that complement our existing fleet and serve our existing markets.

      -- Maintain High Operating Standards. We plan to continue to maintain a high level of quality service and safety. We have in place a comprehensive set of safety management systems, standards and procedures, including improvements to regularly scheduled maintenance of active drilling units and training and safety programs for all of our employees. We believe that these systems, standards and procedures allow us to maintain a higher level of safety, benefiting our employees, our margins and our reputation while also helping to control our insurance costs, claims and unscheduled rig downtime. Our strategy is to maintain a consistent, ongoing level of operational expertise by retaining our critical employees through cyclical downturns in our industry.

      -- Maintain a Conservative Capital Structure. We intend to maintain our conservative capital structure, with a low percentage of debt. We believe this is a prudent financial strategy given that our industry is highly cyclical. Because our significant operational leverage causes our earnings and cash flow to be very sensitive to improvements in utilization rates and dayrates, we do not expect to expose our company to significant financial leverage that would further magnify the effect of changes in our drilling markets. We further believe that the strength of our balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

DRILLING RIG FLEET

     Our drilling rig fleet consists of:

      --   jackups rigs,

      --   barge rigs, and

      -- other rigs (which include submersible rigs, a platform drilling rig, land drilling rigs and Lake Maracaibo barge rigs).

     There are several factors that determine the type of rig most suitable for a particular drilling contract. The most significant factors are water depth and seabed conditions (in offshore and inland marine environments), whether drilling is being done over a platform or other structure, and the intended well depth. Our fleet allows us to meet a broad range of needs in the U.S. Gulf Coast, while being focused on shallow water drilling. Most of our drilling equipment is suitable for both exploration and development drilling, and we are normally engaged in both types of drilling activity. All of our mobile offshore drilling units are designed for operations away from port for extended periods of time and most have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

     Following are brief descriptions of the types of rigs we operate. Rigs described in the charts below as "operating" are under contract (including rigs being mobilized under contract). Rigs described as "warm stacked" are not under contract and may require the hiring of additional crew (and, in some cases, an entire crew), but are generally ready for service with little or no capital expenditures and are available to be actively marketed. Rigs described as "cold stacked" are not available to be actively marketed, generally cannot be ready for service for a longer period of time and normally require the hiring of an entire crew, a maintenance review and significant refurbishment before they can be mobilized. We include information in the charts below for rated drilling depth, which means drilling depth stated by the manufacturer of the rig. A rig may not have the actual capacity to drill at the rated drilling depth.

  JACKUP DRILLING RIGS (24)

     Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jackup system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment.

     Jackup rig legs may operate independently or have a lower hull referred to as a "mat" attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harder or uneven seabed conditions while mat rigs are better suited for soft bottom conditions. Some of our jackup rigs have a cantilever design, a feature that permits the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over some types of preexisting platforms or structures. Our other jackup rigs have a slot-type design, permitting the rig to be configured for drilling operations to take place through a slot in the hull. Slot-type rigs are usually used for exploratory drilling, in that their configuration makes them difficult to position over existing platforms or structures. Jackup rigs with the cantilever feature historically have achieved higher dayrates and utilization rates.

     The following table contains information regarding our jackup rig fleet as of January 12, 2004:

                                ORIGINAL     WATER DEPTH   RATED DRILLING
                              YEAR ENTERED    CAPACITY         DEPTH
         RIG           TYPE     SERVICE       (IN FEET)      (IN FEET)      LOCATION       STATUS
---------------------  ----   ------------   -----------   --------------   ---------   ------------
THE 156..............  ILC        1983           150           20,000       Venezuela    Operating
THE 185..............  ILC        1982           120           20,000         U.S.      Cold Stacked
THE 150..............  ILC        1979           150           20,000         U.S.       Operating
THE 155..............  ILC        1980           150           20,000         U.S.      Cold Stacked
THE 110..............   MC        1982           100           20,000       Trinidad     Operating
THE 152..............   MC        1980           150           20,000         U.S.      Warm Stacked
THE 153..............   MC        1980           150           20,000         U.S.      Cold Stacked
THE 200..............   MC        1979           200           20,000         U.S.      Warm Stacked
THE 201..............   MC        1981           200           20,000         U.S.       Operating
THE 202..............   MC        1982           200           20,000         U.S.       Operating
THE 203..............   MC        1981           200           20,000         U.S.       Operating
THE 204..............   MC        1981           200           20,000         U.S.       Operating
THE 205..............   MC        1979           200           20,000        Mexico      Operating
THE 206..............   MC        1980           200           20,000        Mexico      Operating
THE 207..............   MC        1981           200           20,000         U.S.       Operating
THE 208(a)...........   MC        1980           200           20,000       Trinidad    Cold Stacked
THE 191..............   MS        1978           160           20,000         U.S.      Cold Stacked
THE 250..............   MS        1974           250           20,000         U.S.       Operating
THE 251..............   MS        1978           250           20,000         U.S.       Operating
THE 252..............   MS        1978           250           20,000         U.S.      Cold Stacked

                            (footnotes on next page)

                                ORIGINAL     WATER DEPTH   RATED DRILLING
                              YEAR ENTERED    CAPACITY         DEPTH
         RIG           TYPE     SERVICE       (IN FEET)      (IN FEET)      LOCATION       STATUS
---------------------  ----   ------------   -----------   --------------   ---------   ------------
THE 253..............   MS        1982           250           20,000         U.S.       Operating
THE 254..............   MS        1976           250           20,000         U.S.      Cold Stacked
THE 255(b)...........   MS        1976           250           20,000         U.S.      Cold Stacked
THE 256(b)...........   MS        1975           250           20,000         U.S.      Cold Stacked

------------

"ILC" means an independent leg cantilevered jackup rig.

"MC" means a mat-supported cantilevered jackup rig.

"MS" means a mat-supported slot-type jackup rig.

(a)This rig is currently unable to operate in the U.S. Gulf of Mexico due to regulatory restrictions.

(b)These rigs would require substantial refurbishment to be ready for service.

     The estimated costs to prepare for service those rigs in the preceding table that (1) are noted as requiring substantial refurbishment, range from $7.7 million to $9.5 million per rig and (2) are otherwise listed as cold stacked, range from $1.0 million to $3.5 million per rig. These estimated amounts will be subject to variables including the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

  BARGE DRILLING RIGS (30)

     Barge drilling rigs are mobile drilling platforms that are submersible and are built to work in eight to 20 feet of water. They are towed by tugboats to the drill site with the derrick lying down. The lower hull is then submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling operations are conducted with the barge in this position. Our barge drilling fleet consists of conventional and posted barge rigs. A posted barge is identical to a conventional barge except that the hull and superstructure are separated by 10- to 14-foot columns, which increases the water depth capabilities of the rig. Most of our barge drilling rigs are suitable for deep gas drilling.

     The following table contains information regarding our barge drilling rig fleet as of January 12, 2004:

                                  ORIGINAL                  RATED DRILLING
                                YEAR ENTERED   HORSEPOWER       DEPTH
         RIG            TYPE      SERVICE        RATING       (IN FEET)      LOCATION      STATUS
---------------------  ------   ------------   ----------   --------------   --------   ------------
11...................  Conv.        1982         3,000          30,000         U.S.      Operating
28...................  Conv.        1979         3,000          30,000         U.S.     Cold Stacked
29...................  Conv.        1980         3,000          30,000         U.S.      Operating
30(a)................  Conv.        1981         3,000          30,000         U.S.     Cold Stacked
31(a)................  Conv.        1981         3,000          30,000         U.S.     Cold Stacked
32...................  Conv.        1982         3,000          30,000         U.S.     Cold Stacked
15...................  Conv.        1981         2,000          25,000         U.S.      Operating
1....................  Conv.        1980         2,000          20,000         U.S.     Cold Stacked
21(a)................  Conv.        1982         1,500          15,000         U.S.     Cold Stacked
19...................  Conv.        1996         1,000          14,000         U.S.     Warm Stacked
20(a)(b).............  Conv.        1998         1,000          14,000         U.S.     Cold Stacked
23...................  Conv.        1995         1,000          14,000         U.S.     Cold Stacked
17...................  Posted       1981         3,000          30,000         U.S.     Cold Stacked

                            (footnotes on next page)

                                  ORIGINAL                  RATED DRILLING
                                YEAR ENTERED   HORSEPOWER       DEPTH
         RIG            TYPE      SERVICE        RATING       (IN FEET)      LOCATION      STATUS
---------------------  ------   ------------   ----------   --------------   --------   ------------
27...................  Posted       1978         3,000          30,000         U.S.      Operating
41...................  Posted       1981         3,000          30,000         U.S.      Operating
46...................  Posted       1981         3,000          30,000         U.S.      Operating
47(a)................  Posted       1982         3,000          30,000         U.S.     Cold Stacked
48...................  Posted       1982         3,000          30,000         U.S.      Operating
49...................  Posted       1980         3,000          30,000         U.S.     Cold Stacked
55...................  Posted       1981         3,000          30,000         U.S.      Operating
61(a)................  Posted       1978         3,000          30,000         U.S.     Cold Stacked
62(a)(c).............  Posted       1978         3,000          30,000         U.S.     Cold Stacked
64...................  Posted       1979         3,000          30,000         U.S.     Warm Stacked
75(a)(d).............  Posted       1979         3,000          30,000         U.S.     Cold Stacked
7....................  Posted       1981         2,000          25,000         U.S.     Cold Stacked
9....................  Posted       1975         2,000          25,000         U.S.      Operating
10...................  Posted       1981         2,000          25,000         U.S.     Cold Stacked
52...................  Posted       1981         2,000          25,000         U.S.      Operating
57...................  Posted       1978         2,000          25,000         U.S.      Operating
74(a)(d).............  Posted       1981         2,000          25,000         U.S.     Cold Stacked

------------

"Conv." means a conventional barge rig.

"Posted" means a posted barge rig.

(a)These rigs would require substantial refurbishment to be ready for service.

(b)In September 2003, our inland barge Rig 20 experienced a fire while working in Lake Washington near Port Sulphur, Louisiana. The incident resulted in the loss of drilling equipment and damage to the rig. The rig is no longer operating and will require substantial refurbishment to return to service. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Outlook."

(c)In June 2003, our inland barge Rig 62 experienced a well control incident commonly referred to as a blowout while working in a bay near Galveston, Texas. The rig is no longer operating and will require substantial refurbishment to return to service. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Continuing Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2003."

(d)These rigs are not owned by us, but are bareboat chartered from a third party. Under these bareboat charters, we charter the rigs from a third party, operate, maintain and insure them and are obligated to return them at the end of the charter period in accordance with the terms of the charters, which generally require the rigs to be in the same condition as received, ordinary wear and tear excepted. Each charter expires in February 2005.

     The estimated costs to prepare for service those rigs in the preceding table that (1) are noted as requiring substantial refurbishment, range from $2.4 million to $4.5 million per rig (except for Rig 62, which will cost approximately $7.0 million to repair) and (2) are otherwise listed as cold stacked are $1.1 million per rig or less. These estimated amounts will be subject to variables including the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

     In May 2003, we decided to remove barge Rig 56 (not included in the table above) from service and use the rig for spare parts.

  OTHER DRILLING RIGS (16)

     A submersible rig is a mobile drilling platform that is towed to the well site where it is submerged by flooding its superstructure until it rests on the sea floor, with the upper hull above the water surface. After completion of the drilling operation, the rig is refloated by pumping the water out of the lower hull, so that it can be towed to another location. Submersible rigs typically operate in water depths of 12 to 85 feet. Our three submersible rigs are suitable for deep gas drilling.

     A platform drilling rig is placed on a production platform and is similar to a modular land rig. The production platform's crane is capable of lifting the modularized rig crane that subsequently sets the rig modules. The assembled rig has all the drilling, housing and support facilities necessary for drilling multiple production wells. Most platform drilling rig contracts are for multiple wells and extended periods of time on the same platform. Once work has been completed on a particular platform, the rig can be redeployed to another platform for further work. We have one platform drilling rig.

     Our nine land drilling rigs are completely equipped to drill oil and gas wells. These rigs are designed to be transported by truck and assembled by crane. They require a firm, level area to be erected and sometimes require foundation work to be performed to support the drill floor and derrick.

     Our three Lake Maracaibo barge rigs are designed to work in Lake Maracaibo, Venezuela, which requires operation in a floating mode in up to 150 feet of water. These rigs were modified by widening the hull to 100 feet, installing a mooring system and cantilevering the drill floor. As a result of these modifications, these rigs are generally not suitable for deployment to other locations. None of these rigs have operated since January 2000 and future prospects are uncertain.

     The following table contains information regarding our other rigs as of January 12, 2004:

                                   ORIGINAL                        RATED
                                 YEAR ENTERED     HORSEPOWER   DRILLING DEPTH
         RIG           TYPE    SERVICE/UPGRADED     RATING       (IN FEET)      LOCATION       STATUS
---------------------  -----   ----------------   ----------   --------------   ---------   ------------
THE 77...............  Subm.       1983               N/A          30,000         U.S.      Cold Stacked
THE 78...............  Subm.       1983               N/A          30,000         U.S.      Cold Stacked
THE 75...............  Subm.       1983               N/A          25,000         U.S.       Operating
Rig 3(a).............  Plat.    1993/1998             N/A          25,000       Trinidad    Cold Stacked
55...................  Land        1983             3,000          35,000       Venezuela   Warm Stacked
54...................  Land        1981             3,000          30,000       Venezuela   Warm Stacked
40...................  Land        1980             2,000          25,000       Venezuela    Operating
42...................  Land        1981             2,000          25,000       Venezuela   Warm Stacked
43...................  Land        1981             2,000          25,000       Venezuela    Operating
36...................  Land        1982             2,000          18,000       Venezuela   Warm Stacked
37...................  Land        1982             2,000          18,000       Venezuela   Warm Stacked
26(b)................  Land     1980/1998             750           6,500       Venezuela   Warm Stacked
27(b)................  Land     1981/1997             900           8,000       Venezuela   Warm Stacked
40...................  LMB      1980/1994           3,000          25,000       Venezuela   Cold Stacked
42...................  LMB      1982/1994           2,000          25,000       Venezuela   Cold Stacked
43...................  LMB      1982/1994           3,000          25,000       Venezuela   Cold Stacked

------------

"Subm." means a submersible rig.

"Plat." means a platform drilling rig.

"LMB" means a Lake Maracaibo barge rig.

(a)Our platform rig has been awarded a contract with PEMEX in Mexico to begin working in mid-2004. The expected cost of upgrades to the platform rig necessary to comply with the contract specifications is approximately $4 million to $6 million.

(b)These rigs are owned by a joint venture in which we have a 66.70% ownership interest.

     The estimated costs to prepare for service those rigs in the preceding table that are listed as cold stacked range from $1.9 million to $5.3 million per rig. These estimated amounts will be subject to variables including the availability and cost of shipyard facilities, cost of equipment and materials and the actual extent of required repairs and maintenance. Actual amounts could vary substantially.

OTHER OFFSHORE EQUIPMENT

     We own additional offshore equipment that consists of five jackup rigs that we do not anticipate returning to drilling service as we believe doing so would be cost prohibitive. In May 2003, we decided to market these units for non-drilling uses such as production platforms or accommodation units. The following table contains information regarding our other offshore equipment as of January 12, 2004:

                                     ORIGINAL     WATER DEPTH
                                   YEAR ENTERED    CAPACITY
               RIG                   SERVICE       (IN FEET)    LOCATION       STATUS
---------------------------------  ------------   -----------   ---------   ------------
THE 100..........................      1982           100       U.S. Gulf   Cold Stacked
THE 151..........................      1981           150       U.S. Gulf   Cold Stacked
THE 154..........................      1979           150       U.S. Gulf   Cold Stacked
THE 190..........................      1978           160       U.S. Gulf   Cold Stacked
THE 192..........................      1981           160       U.S. Gulf   Cold Stacked

DRILLING CONTRACTS

     Our contracts to provide drilling services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other factors. Historically, most of our drilling contracts have been short-term or on a well-to-well basis.

     A dayrate drilling contract generally extends over a period of time covering the drilling of a single well or group of wells or covering a stated term. These contracts typically can be terminated by the customer under various circumstances such as the loss or destruction of the drilling unit or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term, or by exercising a right of first refusal.

CUSTOMERS

     We engage in offshore and inland marine drilling primarily for independent oil and gas companies, although we also work for large international oil companies and government-controlled oil companies. No single customer accounted for 10% or more of our pro forma 2002 operating revenues. Nonetheless, the loss of any significant customer could, at least in the short term, have a material adverse effect on our results of operations.

COMPETITORS

     The U.S. Gulf of Mexico shallow water and U.S. inland marine market sectors in which we operate are highly competitive. In the U.S. inland marine market sector, our principal competitor is Parker Drilling Co. In the U.S. Gulf of Mexico shallow water market sector, we compete with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job, although rig availability, safety record, crew quality and technical capability of service and equipment may also be considered. Many of our competitors in the U.S. Gulf of Mexico shallow water market sector have greater financial and other resources than we have and may be better able to make technological improvements to existing equipment or replace equipment that becomes obsolete.

KEY MARKETS

     GENERAL

     Most jackup and submersible rigs can be moved from one region to another, and in this sense the marine contract drilling market is a global market. Because the cost of a rig move is significant, there is limited availability of rig moving vessels and some rigs are designed to work in specific regions, the demand/supply balance for jackup and submersible rigs may vary somewhat from region to region. However, significant variations between regions tend not to exist on a long-term basis due to the ability to move rigs. Because many of our rigs were designed for drilling in the U.S. Gulf Coast, our ability to move our rigs to other regions in response to changes in market conditions is limited.

     U.S. INLAND BARGE MARKET SECTOR

     Our barge rig fleet operates in marshes, rivers, lakes and shallow bay and coastal water tidal areas that are known as the "transition zone." Our primary barge market sector consists of the inland shallow water areas of the U.S. Gulf Coast, where jackup rigs are unable to operate. This area historically has been the world's largest market sector for barge rigs.

     U.S. GULF OF MEXICO SHALLOW WATER MARKET SECTOR

     The U.S. Gulf of Mexico shallow water market sector is serviced by our jackups and submersibles. This market sector begins at the outer limit of the transition zone and extends to water depths of about 300 feet. Oil and gas reserves in these water depths have been developed to a significantly greater degree than reserves in deeper water (beginning at water depths of 300 feet and extending to approximately 10,000 feet).

     OTHER OPERATIONS

     We have jackup rig and platform drilling rig operations in Trinidad. Our land rig and Lake Maracaibo barge rig operations are located in Venezuela, where we also have a jackup rig that began operating in mid-December 2003. We were recently awarded contracts with PEMEX for two of our jackup rigs and our platform rig. One jackup rig began working in Mexico in early November 2003 and the other began operating in early December 2003. The platform rig will begin operations in Mexico in mid-2004.

OTHER ASSETS

     We have a 25% equity interest in Delta Towing, which operates a U.S. inland and shallow water marine support vessel business. Beta Marine Services, LLC owns the remaining 75% equity interest in Delta Towing. In connection with its formation, Delta Towing issued notes to us with principal amounts totalling $144 million, secured by Delta Towing's assets described in the following paragraph. Immediately prior to the closing of the merger with Transocean, we valued these notes at $80 million. Delta Towing has failed to make some of its scheduled quarterly interest payments on these notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Related Party Transactions."

     Delta Towing owns and operates towing vessels and barges used primarily to transport and store equipment and material to support jackup and barge rig drilling operations. Delta Towing utilizes rig moving tugs, utility barges, service tugs and crew boats in connection with its operations. Although these assets can be deployed to other uses, any continuation of the current downturn, or further significant downturn, in oil and gas activity in the transition zone would have a negative impact on Delta Towing's business that could not be fully offset by deployment of such assets to other markets. As of December 31, 2003, according to information supplied by Delta Towing, Delta Towing's operating assets consisted of 52 inland tugs, 29 offshore tugs, 36 crewboats, 35 deck barges, 17 shale barges, five spud barges and three offshore barges.

REGULATION

     Our operations are affected in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally.

     The transition zone and shallow water areas of the U.S. Gulf of Mexico are ecologically sensitive. Environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of oil and gas companies to drill in these areas. In the United States, regulations applicable to our operations include regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from or related to those operations. Laws and regulations protecting the environment have become more stringent, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts which were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position or results of operations.

     The U.S. Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act, prohibits the discharge of specified substances into the navigable waters of the United States without a permit. The regulations implementing the Clean Water Act require permits to be obtained by an operator before specified exploration activities occur. Offshore facilities must also prepare plans addressing spill prevention control and countermeasures. Violations of monitoring, reporting and permitting requirements can result in the imposition of civil and criminal penalties.

     The U.S. Oil Pollution Act of 1990 ("OPA") and related regulations impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by OPA, and the liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in the event of a spill could subject a responsible party to civil or criminal enforcement action.

     The U.S. Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     The U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability without regard to fault or the legality of the original conduct on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a facility where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. We could be subject to liability under CERCLA principally in connection with our onshore activities. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

     Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position.

EMPLOYEES

     As of December 31, 2003, we had approximately 1,800 employees. We require highly skilled personnel to operate and provide technical services and support for our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs.

     As of December 31, 2003, approximately 98 (or 5%) of our employees worldwide were working under collective bargaining agreements, approximately 35 of whom were working in Trinidad and 63 of whom were working in Venezuela. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico.

PROPERTIES

     We maintain our principal executive offices in Houston, Texas and have operational offices in Houma, Louisiana, Maturin, Venezuela, La Romaine, Trinidad and Ciudad del Carmen, Mexico. We also have warehouse and yard facilities in Abbeville, Louisiana, Broussard, Louisiana, La Romaine, Trinidad and Maturin, Venezuela. We lease all of these facilities, except for the warehouse and yard facilities in Abbeville and Maturin.

LEGAL PROCEEDINGS

     In October 2001, we were notified by the U.S. Environmental Protection Agency ("EPA") that the EPA had identified one of our subsidiaries as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and our review of our internal records to date, we dispute our designation as a potentially responsible party and do not expect that the ultimate outcome of this case will have a material adverse effect on our business or consolidated financial position. We continue to investigate the matter.

     In December 2002, we received an assessment for corporate income taxes in Venezuela of approximately $16 million relating to calendar years 1998-2000 (based on current exchange rates). In March 2003, we paid approximately $2.6 million of the assessment, plus approximately $0.3 million in interest, and are contesting the remainder of the assessment. The resolution is not expected to impact us as Transocean will indemnify us against any payments so long as we cooperate and provide assistance to Transocean in the resolution of the assessment. See "Relationship Between Us and Transocean--Tax Sharing Agreement."

     In connection with our separation from Transocean, Transocean has agreed to indemnify us for any losses we incur as a result of the legal proceedings described in the following three paragraphs. See "Relationship Between Us and Transocean--Master Separation Agreement--Indemnification and Release."

     In March 1997, an action was filed by Mobil Exploration and Producing U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates Inc. against our subsidiary Cliffs Drilling, its underwriters at Lloyd's (the "Underwriters") and its insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. We and the Underwriters appealed such judgment, and the Louisiana Court of Appeals reduced the amount for which we may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. We and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. Prior to the Supreme Court of Louisiana ruling on these petitions, we settled with the St. Mary group of plaintiffs and the State of Louisiana. Subsequently, the Supreme Court of Louisiana denied the applications of all remaining parties. We have settled with all remaining plaintiffs. We believe that any amounts, apart from a small deductible, paid in settlement are covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. We have instituted litigation against those insurers and Underwriters to enforce our rights under the relevant policies. One group of insurers has asserted a counterclaim against us claiming that they issued the policy as a result of a misrepresentation. The settlements did not have a material adverse effect on our business or consolidated financial position, and we do not expect that the ultimate outcome of the case involving the insurers and Underwriters will have a material adverse effect on our business or consolidated financial position.

     In 1984, in connection with the financing of the corporate headquarters, at that time, for Reading & Bates Corporation ("R&B"), a predecessor to one of our subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation ("Southwestern") issued and sold, among other instruments, Zero Coupon Series B Bonds due 1999-2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. R&B's rental obligation was the primary source for repayment of the bonds. In connection with the offering, R&B entered into an indemnification agreement indemnifying Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, R&B defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, R&B agreed in 1997 to retain counsel for Paine Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to R&B made in certain sections of the prospectus or registration statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations of the case. The trial court has denied class certification, and the plaintiffs' appeal of this denial to a higher court has been denied. The plaintiffs have further appealed that decision. We dispute that there are any matters requiring us to indemnify Paine Webber. In any event, we do not expect that the ultimate outcome of this matter will have a material adverse effect on our business or consolidated financial position.

     In April 2003, Gryphon Exploration Company ("Gryphon") filed suit against some of our subsidiaries, Transocean and other third parties in the United States District Court in Galveston, Texas claiming damages in excess of $6 million. In its complaint, Gryphon alleges the defendants were responsible for well problems experienced by Gryphon with respect to a well in the Gulf of Mexico drilled by our subsidiaries in 2001. We dispute the allegations of Gryphon and intend to vigorously defend this claim. While we continue to investigate this matter, we do not currently expect the ultimate outcome of this matter to have a material adverse effect on our business or consolidated financial position.

     We and our subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on our business or consolidated financial position.

     We cannot predict with certainty the outcome or effect of any of the litigation or regulatory matters specifically described above or of any other pending litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and positions of our directors and executive officers as of January 16, 2004:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Gregory L. Cauthen........................  46    Director
Thomas R. Hix(1)..........................  56    Director
Arthur Lindenauer(1)......................  66    Director
Robert L. Long............................  57    Director
J. Michael Talbert........................  56    Director and Chairman of the Board
Jan Rask..................................  48    President and Chief Executive Officer and
                                                  Director
T. Scott O'Keefe..........................  47    Senior Vice President and Chief Financial
                                                  Officer
David J. Crowley..........................  45    Vice President--Marketing
Michael L. Kelley(2)......................  45    Vice President--Domestic Operations
Lloyd M. Pellegrin........................  56    Vice President--Human Resources
Randall A. Stafford.......................  48    Vice President, General Counsel and
                                                  Corporate Secretary
Dale W. Wilhelm...........................  40    Vice President and Controller

------------

(1)Expected to be appointed as a director at our first board meeting following the offering.

(2)Mr. Kelley will begin in this position in February 2004.

     Gregory L. Cauthen has served as director since July 2002. He is Senior Vice President and Chief Financial Officer of Transocean. He was also Treasurer of Transocean until July 2003. Mr. Cauthen served as Vice President, Chief Financial Officer and Treasurer from December 2001 until he was elected Senior Vice President in July 2002. From March 2001 until December 2001, Mr. Cauthen served as Vice President, Finance of Transocean. Prior to joining Transocean, he served as President and Chief Executive Officer of WebCaskets.com, Inc., a provider of death care services, from June 2000 until February 2001. Prior to June 2000, he was employed at Service Corporation International, a provider of death care services, where he served as Senior Vice President, Financial Services from July 1998 to August 1999 and Vice President, Treasurer from July 1995 to July 1998, was assigned to various special projects from August 1999 to May 2000 and had been employed in various other positions since February 1991.

     Thomas R. Hix was Senior Vice President and Chief Financial Officer of Cooper Cameron Corporation, a petroleum and industrial equipment and services company, from January 1995 until December 2002. Mr. Hix has been retired since December 2002. Previously, he was Senior Vice President of Finance, Treasurer and Chief Financial Officer of The Western Company of North America from 1993 to January 1995. We expect to appoint Mr. Hix as one of our directors following the offering.

     Arthur Lindenauer has been a director of Transocean since 1999. He became Chairman of the Board of Schlumberger Technology Corporation, the principal U.S. subsidiary of Schlumberger Limited, a global oilfield and information services company, in December 1998. He previously served as Executive Vice President--Finance and Chief Financial Officer of Schlumberger from January 1980 to December 1998. Mr. Lindenauer was a partner with the accounting firm of Price Waterhouse from 1972 to 1980. Mr. Lindenauer is also a director of the New York Chapter of the Cystic Fibrosis Foundation and a Trustee of the American University in Cairo. We expect to appoint Mr. Lindenauer as one of our directors following the offering.

     Robert L. Long has served as director since our merger transaction with Transocean in January 2001. He is President and Chief Executive Officer and a director of Transocean. Mr. Long served as Chief Financial Officer of Transocean from August 1996 until December 2001, at which time he assumed the position of President. Mr. Long also served as Chief Operating Officer from June 2002 until October 2002, when he assumed the additional position of Chief Executive Officer. Mr. Long served as Senior Vice President of Transocean from May 1990 until the time of Transocean's merger transaction with Sedco Forex, at which time he assumed the position of Executive Vice President. Mr. Long also served as Treasurer of Transocean from September 1997 until March 2001. Mr. Long has been employed by Transocean since 1976 and was elected Vice President in 1987.

     J. Michael Talbert has served as director since July 2002. He is Chairman of the Board of Directors of Transocean. He has served as a member of the Board of Directors of Transocean since August 1994. Mr. Talbert served as Chief Executive Officer of Transocean from August 1994 until October 2002, at which time he became Chairman of the Board of Directors. Mr. Talbert also served as Chairman of the Board of Transocean from August 1994 until the time of Transocean's merger transaction with Sedco Forex and as President of Transocean from the time of such merger until December 2001. Prior to assuming his duties with Transocean, Mr. Talbert was President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is also a director of El Paso Corporation, a diversified natural gas company.

     Jan Rask has been our President and Chief Executive Officer and has served as a director since July 2002. Mr. Rask was Managing Director, Acquisitions and Special Projects, of Pride International, Inc., a contract drilling company, from September 2001 to July 2002, when he joined our company. From July 1996 to September 2001, Mr. Rask was President, Chief Executive Officer and a director of Marine Drilling Companies, Inc., a contract drilling company. Mr. Rask served as President and Chief Executive Officer of Arethusa (Off-Shore) Limited from May 1993 until the acquisition of Arethusa (Off-Shore) Limited by Diamond Offshore Drilling, Inc. in May 1996. Mr. Rask joined Arethusa (Off-Shore) Limited's principal operating subsidiary in 1990 as its President and Chief Executive Officer.

     T. Scott O'Keefe has been our Senior Vice President and Chief Financial Officer since July 2002. From April 2002 to July 2002, Mr. O'Keefe was an independent financial consultant. Mr. O'Keefe was Vice President of Pride International, Inc. from September 2001 until April 2002. Mr. O'Keefe was Senior Vice President, Chief Financial Officer and Secretary of Marine Drilling Companies, Inc. from January 1998 until September 2001. From April 1996 to January 1998, Mr. O'Keefe was a consultant to and Senior Vice President and Chief Financial Officer of Grey Wolf, Inc., a contract drilling company. From March 1995 to April 1996, Mr. O'Keefe provided financial consulting services to various energy companies. From June 1980 to March 1995, Mr. O'Keefe held various financial management positions with public and private oil and gas related companies. He began his professional career with Price Waterhouse & Co. in 1978.

     David J. Crowley has been our Vice President--Marketing since April 2003. Mr. Crowley was Director of Marketing at ENSCO International, Inc. from February 2001 to April 2003, when he joined our company. Mr. Crowley served as Manager of Marketing for the Schlumberger--Integrated Project Management group from November 1999 to January 2001. From February 1997 to October 1999, Mr. Crowley served as Manager of Marketing for Schlumberger Oilfield Services UK Ltd. Prior to February 1997, Mr. Crowley held various management positions in operations, engineering and marketing spanning 17 years for Sedco Inc. and Sedco Forex in Europe, West Africa, Middle East, India and Southeast Asia.

     Michael L. Kelley will become our Vice President--Domestic Operations in February 2004. Mr. Kelley was Manager--Operations at ENSCO Offshore Company, the domestic offshore drilling division of ENSCO International, Inc., from April 1999 to January 2004. From June 1982 to April 1999, Mr. Kelley served in various capacities at R&B Falcon Corporation, the latest of which was as Drilling Superintendent from July 1991 to April 1999. Prior to June 1982, Mr. Kelley held various positions with Tierra Drilling Company.

     Lloyd M. Pellegrin has been our Vice President--Human Resources since November 2002. Mr. Pellegrin was Region Human Resource Manager, Shallow and Inland Water Region of Transocean from February 2001 until November 2002. From January 1998 until January 2001, Mr. Pellegrin served as Vice President, Administration of R&B Falcon Drilling USA, Inc. Mr. Pellegrin also served as Vice President, Administration with Falcon Drilling Company, Inc. from November 1992 until January 1998. Prior to November 1992, Mr. Pellegrin worked for Atlantic Pacific Marine Corp. for 15 years, most recently as Vice President, Administration.

     Randall A. Stafford became our Vice President, General Counsel and Corporate Secretary in January 2003. From January 2001 until January 2003, Mr. Stafford served as Associate General Counsel of Transocean. From January 2000 until January 2001, Mr. Stafford served as Counsel to R&B Falcon. From January 1990 until January 2000, Mr. Stafford was employed as Associate General Counsel of Pool Energy Services Company, an international oil and gas drilling and well servicing company that was acquired by Nabors Industries in November 1999.

     Dale W. Wilhelm has been our Vice President and Controller since July 2003. From July 2002 to July 2003, Mr. Wilhelm was an independent financial consultant. Mr. Wilhelm was Vice President and Controller of Marine Drilling Companies, Inc., a contract drilling company, from May 1998 to July 2002. From August 1997 to May 1998, Mr. Wilhelm was Corporate Controller of Continental Emsco Company, an oilfield equipment manufacturer and distributor, and from September 1994 to August 1997, he was Corporate Controller of Serv-Tech, Inc., an industrial maintenance provider. Mr. Wilhelm was Assistant Corporate Controller for CRSS Inc., an engineering and construction company, from May 1990 to September 1994. Prior to May 1990, Mr. Wilhelm was with the public accounting firm of KPMG, LLP as Audit Manager. Mr. Wilhelm is a certified public accountant.

BOARD STRUCTURE AND COMPENSATION OF DIRECTORS

     We plan to recruit one additional director who satisfies the New York Stock Exchange and Securities and Exchange Commission requirements for independence of members of audit committees within one year from the date of this prospectus.

     Beginning at the time Transocean ceases to own at least a majority of the voting power of our outstanding capital stock, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. Following this classification of the board, in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. Prior to this classification of the board, each director will serve for a term ending on the next annual meeting date or until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal.

     Because we are considered to be controlled by Transocean under New York Stock Exchange Corporate Governance Rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating/corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We have elected to take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

     Directors who are also full-time officers or employees of our company or officers or employees of Transocean will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $25,000. The audit committee chairman will receive an additional $15,000 annual retainer. The compensation committee chairman will receive an additional $10,000 annual retainer. Nonemployee directors will also receive a fee of $1,500 for each board or board committee meeting attended in person and

$750 for each board or board committee meeting attended by telephone, plus incurred expenses where appropriate.

     When elected, each outside director will be granted 5,000 restricted shares of our Class A common stock. Following this restricted stock grant, if the outside director remains in office, the director will be granted an option to purchase 5,000 shares of Class A common stock after each annual meeting of stockholders at the fair market value of those shares on the date of grant. Because awards to outside directors are not specified in our Long-Term Incentive Plan, the board will have authority to determine the awards made to outside directors under the plan from time to time without the prior approval of our stockholders.

     The master separation agreement provides Transocean with continuing rights to nominate board and committee members. See "Relationship Between Us and Transocean--Master Separation Agreement."

BOARD COMMITTEES

     Our board of directors plans to have an audit committee and an executive compensation committee following this offering.

     The audit committee, which is expected to consist of Messrs. Hix, Lindenauer (chairman) and one other current director we plan to appoint prior to the closing of this offering, will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditor the adequacy of our system of internal controls. It will review transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditor for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor. We expect to appoint one additional director to this committee within one year to replace the director we plan to appoint prior to the closing of this offering in order to satisfy the New York Stock Exchange and Securities and Exchange Commission requirements for independence of members of audit committees.

     The executive compensation committee, which is expected to consist of Messrs. Hix and Long (chairman), will review and recommend to the board of directors the compensation and benefits of our executive officers, establish and review general policies relating to our compensation and benefits and administer our stock plans. We expect to appoint one additional director to this committee within one year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     All of our outstanding common stock is currently owned by Transocean and thus none of our officers or directors own any of our common stock. As described below under "--Employment Agreements and Change of Control Arrangements," Mr. Rask and Mr. O'Keefe will receive options to purchase shares of Class A common stock representing 2% and 0.35%, respectively, of the outstanding aggregate number of shares of our common stock following the closing of this offering at an exercise price equal to the price to the public in this offering. Mr. Crowley, Mr. Kelley, Mr. Stafford and Mr. Wilhelm will receive options to purchase 100,000, 50,000, 7,367 and 50,000 shares of Class A common stock, respectively, on the same terms. Information on director restricted stock and option grants is included under "--Board Structure and Compensation of Directors" above. Mr. Rask will also be entitled to receive restricted shares of Class A Common Stock as described under "--Employment Agreements and Change of Control Arrangements." If the closing of this offering were to have occurred on December 31, 2003, 100,487 restricted shares would have been issuable to

Mr. Rask based on an assumed initial public offering price of $12.00 per share. Mr. Stafford will also receive 2,394 shares of restricted stock.

     The following table sets forth information as of December 31, 2003 with respect to the beneficial ownership of Transocean ordinary shares by each of our directors and executive officers, and all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes, each individual has sole voting and investment power with respect to the shares set forth in the following table. Each director and officer and the directors and officers as a group beneficially own less than 1% of Transocean's ordinary shares.

                                                                 SHARES OWNED
                NAME OF BENEFICIAL OWNER(a)                   BENEFICIALLY(b)(c)
------------------------------------------------------------  ------------------
Jan Rask....................................................             --
T. Scott O'Keefe............................................             --
David J. Crowley............................................             --
Michael L. Kelley...........................................             --
Lloyd M. Pellegrin(d).......................................         34,912
Randall A. Stafford.........................................         23,259
Dale W. Wilhelm.............................................          1,250
Thomas R. Hix...............................................             --
Arthur Lindenauer...........................................         14,000
Gregory L. Cauthen(d).......................................         35,423
Robert L. Long(d)(e)........................................        234,096
J. Michael Talbert(d)(f)....................................        794,906
All directors and executive officers as a group(d)..........      1,135,973

------------

(a)The business address of each director and executive officer is c/o TODCO, 2000 W. Sam Houston Parkway South, Suite 800, Houston, Texas 77042.

(b)Beneficial ownership means the sole or shared power to vote, or to direct the voting of, Transocean ordinary shares, or investment power with respect to Transocean ordinary shares, or any combination of the foregoing.

(c)Includes options exercisable within 60 days held by Messrs. Pellegrin (21,426), Stafford (23,259), Cauthen (33,333), Lindenauer (14,000), Long
   (190,999) and Talbert (713,792).

(d)Includes:

                                                                                                         ALL DIRECTORS AND
                                                                    MR.        MR.      MR.      MR.     EXECUTIVE OFFICERS
                                                                 PELLEGRIN   CAUTHEN   LONG    TALBERT       AS A GROUP
                                                                 ---------   -------   -----   -------   ------------------
   Shares held by Trustee under 401(k) plan....................    2,493        --     3,646    2,295           8,435
   Shares held in Employee Stock Purchase Plan.................      769       590     3,422       --           3,781

(e)Includes 30,029 shares held in a joint account with his wife.

(f)Includes 78,536 shares held in a joint account with his wife.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows the aggregate compensation paid to our chief executive officer and four other most highly compensated executive officers by Transocean or its subsidiaries during the years ended December 31, 2002 and 2003. All information set forth in this table reflects compensation earned by these individuals for the years ended December 31, 2002 and 2003.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION                LONG-TERM COMPENSATION AWARDS
                                    -----------------------------------------   ----------------------------------
                                                                                                     SECURITIES       ALL OTHER
                                                               OTHER ANNUAL     RESTRICTED STOCK     UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)(a)   COMPENSATION($)     AWARD($)(b)      OPTIONS/SARS(c)      ($)(d)
---------------------------  ----   ---------   -----------   ---------------   ----------------   ---------------   ------------
Jan Rask...................  2003    530,000           --             --              --                   --            2,347
 President and Chief         2002    242,917(e)   194,103             --              --                   --              150
 Executive Officer
T. Scott O'Keefe...........  2003    260,000           --             --              --                   --            9,360
 Senior Vice President and   2002    118,333(e)    66,207             --              --                   --            1,125
 Chief Financial Officer
David J. Crowley...........  2003    129,026(f)        --         39,808(g)           --                   --            3,709
 Vice President--Marketing   2002         --           --             --              --                   --               --
Rodney W.                    2003    178,861           --             --              --                   --            8,566
 Meisetschlaeger...........
 Vice President--Offshore    2002    174,580       36,941             --              --               10,500            8,068
 Operations(h)
Randall A. Stafford........  2003    170,000           --             --              --                   --              360
 Vice President, General     2002    145,000       23,849             --              --                6,500              360
 Counsel and Corporate
 Secretary

------------

(a) No amounts are shown under "Bonus" for 2003, because amounts earned will not be determined and paid until the first quarter of 2004. The amounts under "Bonus" for 2002 represent amounts earned with respect to the year 2002 but paid in the first quarter of 2003.

(b) Represents the number of restricted shares times the market price of the shares on the date of grant. Dividends are paid on all restricted shares.

(c) Represents options to purchase Transocean ordinary shares at fair market value on the date of the grants.

(d) The amounts shown as "All Other Compensation" represent:

                                      SAVINGS PLAN     PAYMENTS UNDER
                                        MATCHING       LIFE INSURANCE
                              YEAR    CONTRIBUTIONS       PROGRAM
                              ----    -------------    --------------
Mr. Rask..................    2003       $1,987             $360
                              2002           --              150

Mr. O'Keefe...............    2003        9,000              360
                              2002          975              150

Mr. Crowley...............    2003        3,469              240
                              2002           --               --

Mr. Meisetschlaeger.......    2003        8,100              466
                              2002        7,856              212

Mr. Stafford..............    2003           --              360
                              2002           --              360

(e) Mr. Rask and Mr. O'Keefe began their employment with us on July 16, 2002 and July 18, 2002, respectively. Their annual base salaries are $530,000 and $260,000, respectively.

(f) Mr. Crowley began his employment with us on April 21, 2003. His annual base salary is $185,000.

(g) Represents moving expense reimbursements.

(h) Mr. Meisetschlaeger left our company in January 2004.

GRANTS AND EXERCISES OF TRANSOCEAN STOCK OPTIONS

     There were no grants of options to acquire Transocean ordinary shares to the executive officers named in the summary compensation table above, or exercises of such options by such executive officers, in the year ended December 31, 2003.

INCENTIVE PLAN

     Our board of directors plans to adopt a Long-Term Incentive Plan prior to the closing of this offering. Its objectives are to advance the best interests of our company and its subsidiaries by providing employees and outside directors with additional incentives through the grant of awards and to increase the personal stake of outside directors and employees in our continued success and growth.

     Prior to the closing of this offering, our board will administer the plan and will have authority to interpret and amend the plan and adopt administrative regulations for the operation of the plan. In addition, prior to the closing of this offering, our board designated the employees and outside directors of our company and our subsidiaries to receive awards under the plan and the type and amount of awards to be granted. However, prior to the closing of this offering, the executive compensation committee of Transocean designated the type and amount of initial awards to be granted to our President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Vice President--Marketing, and Vice President and Controller (collectively, the "Senior Executives").

     Following the closing of this offering, the executive compensation committee or other designated committee of our board of directors will administer the plan and will have authority to interpret and amend the plan, adopt administrative regulations for the operation of the plan and determine and amend the terms of awards to employees under the plan. Our board of directors will designate the outside directors of our company and our subsidiaries to receive awards under the plan and the type and amount of awards to be granted and will have the authority to amend the terms of awards to outside directors.

     We currently intend that the grant of awards under the plan will satisfy the requirements of Rule 16b-3 under the Securities Exchange Act of 1934. Additionally, we currently intend that the grant of awards under the plan to the Senior Executives will satisfy the requirements of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), as applicable to limitations on deductions of compensation expenses in excess of $1 million for specified executive officers. Other grants to executive officers may not satisfy the requirements of Section 162(m), but we do not expect the effects of such grants to be material.

     Under the plan, options to purchase our Class A common stock, stock appreciation rights (in tandem or freestanding), restricted stock awards of shares of Class A common stock, deferred stock units, cash performance awards and supplemental payments may be granted to employees and outside directors, at the discretion of our board or committee. Awards that are already contemplated to be made to the Senior Executives have been approved by the executive compensation committee of Transocean. See "Management -- Stock Ownership of Directors and Executive Officers" for a description of these awards.

     The aggregate number of shares of common stock that may be awarded under the plan may not exceed 3,000,000 shares of common stock. Of those shares, the aggregate number of shares of restricted stock and deferred stock units which may be issued under the plan may not exceed 50% of the aggregate number of shares of common stock available for awards under the plan. The aggregate number of shares of common stock which may be subject to incentive stock options must not exceed the aggregate number of shares of common stock available for awards under the plan. Lapsed, forfeited or canceled awards will not count against these limits and can be regranted under the plan. If the exercise price of an option is paid in shares of common stock or if shares of common stock are withheld from payment of an award to satisfy tax obligations with respect to the award, those shares will also not count against the above limits. In any fiscal year, no employee or outside director may be granted options, freestanding stock appreciation rights, shares of restricted stock, deferred stock units, or any combination of the foregoing, with respect to more than 25% of the aggregate number of shares of common stock available for awards under the plan. No employee or outside director may be granted a supplemental payment in any fiscal year with respect to more than the number of shares of common stock covered by options, freestanding stock appreciation rights, awards of restricted stock and deferred stock units granted to such employee or outside director in any fiscal year. Freestanding stock appreciation rights which may only be settled in cash may be issued with respect to no more than 50% of the aggregate number of shares of common stock available for awards under the plan. The shares of common stock issued under the plan may be shares of common stock held in treasury or authorized but unissued shares of common stock.


     The plan requires that the exercise price of options be at least equal to fair market value on the date of grant, except with respect to options granted on or before the closing date of this offering. The exercise price of options granted on or before the closing date of this offering must equal the price to the public of a share of Class A common stock sold in this offering. The term of options under the plan may not exceed 10 years, except that our board or committee may extend the term for up to one year following the death of the participant.


     Any award under the plan may be designated as a performance award or as a "qualified performance-based compensation" under Code Section 162(m). If so designated, the award will be contingent on our performance during the performance period, as measured by targets established by our board or committee, based on any one or more of the following criteria:

      --   sales,

      --   operating profits before interest expense and taxes,

      --   earnings per share,

      --   return on assets,

      --   total shareholder return,

      --   debt-to-equity ratio,

      --   stock price,

      --   operating profits,

      --   net earnings,

      --   return on equity,

      --   return on invested capital,

      --   cash flow,

      --   market share,

      --   economic value added, and

      --   market value added.

     These performance measures may be applied on a consolidated basis or on a business unit basis, as an absolute measure or as a measure relative to a peer group of companies.

     In the case of a change in control of our company (as defined in the plan), following the grant of an award, all deferred stock units and outstanding shares of restricted stock will immediately vest and all options and stock appreciation rights held by then-current employees and outside directors will become immediately exercisable and will remain exercisable for the remainder of their term.

     In general, awards under the plan may not be transferred or pledged by a participant other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order. The number and kind of shares covered by the plan and by outstanding awards under the plan and the exercise price of outstanding awards are subject to antidilution adjustments including those in the case of specified recapitalizations and reclassifications, distributions to shareholders and specified corporate transactions.

     The plan is not limited in duration by its terms. However, pursuant to Code
Section 422(b)(2), no option that is intended to constitute an incentive stock option may be granted under the plan after ten years from the adoption of the plan. Our board may at any time amend, suspend or terminate the plan, but in doing so cannot adversely affect any outstanding awards without the participant's written consent. In addition, our board may not increase the number of shares reserved for issuance under the plan or change the minimum option price without shareholder approval.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We entered into an employment agreement with Mr. Jan Rask effective as of July 16, 2002, as amended on December 12, 2003, to serve as Chief Executive Officer and President of our company in exchange for specified compensation and benefits. The initial term of his employment agreement ends on January 16, 2007. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. Rask's employment agreement calls for a minimum base salary of $530,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. Rask the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. Rask's annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For each year of the initial term of his employment agreement, Mr. Rask's annual target bonus will be no less than 70% of his base salary. Under the agreement, Mr. Rask also is eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

     The employment agreement provides that if Mr. Rask is still employed under the agreement on the closing date of this offering, then he will receive a nonqualified stock option to purchase a number of shares of Class A common stock equal to 2% of the aggregate number of outstanding shares of common stock immediately after the closing of this offering. The exercise price of the shares subject to the option is equal to the price to the public for the shares sold in this offering. The option has a ten-year term (except in the case of Mr. Rask's termination) and one-half of the shares subject to the option become exercisable on the closing date of this offering. The remaining shares subject to the option become exercisable on the first two anniversaries of the closing date of this offering in equal increments. In addition to the option, if Mr. Rask is employed under the agreement on the closing date of this offering, he will receive a number of restricted shares of Class A common stock equal to the quotient obtained by dividing an incentive amount by the price to the public for the shares sold in this offering. The incentive amount is the excess, if any, of $9,387,000 multiplied by the percentage change since July 16, 2002 in an index based upon the market value of specified drilling company stocks, over $1,043,000. The restricted shares vest on July 16, 2005. The option and restricted shares are subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement. The employment agreement also provides that Mr. Rask may voluntarily terminate his employment and receive specified benefits if an initial public offering or a sale of our company does not occur prior to July 16, 2005.

     We entered into an employment agreement with Mr. T. Scott O'Keefe effective as of July 18, 2002, as amended on December 12, 2003, to serve as Chief Financial Officer and Senior Vice President of our company in exchange for specified compensation and benefits. The initial term of his employment agreement ends on January 18, 2006. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. O'Keefe's employment agreement calls for a minimum base salary of $260,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. O'Keefe the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. O'Keefe's annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For each year of the initial term of his employment agreement, Mr. O'Keefe's annual target bonus will be no less than 50% of his base salary. Under the agreement, Mr. O'Keefe also is eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

     The employment agreement provides that if Mr. O'Keefe is still employed under the agreement on the closing date of this offering, then he will receive a nonqualified stock option to purchase a number of shares of Class A common stock equal to 0.35% of the aggregate number of outstanding shares of common stock immediately after the closing of this offering, but which will in no event be less than 150,000 shares and no more than 250,000 shares. The exercise price of the shares subject to the option is equal to the price to the public for the shares sold in this offering. The option has a 10-year term (except in the case of Mr. O'Keefe's termination) and one-half of the shares subject to the option become exercisable on the closing date of this offering. The remaining shares subject to the option become exercisable on the first two anniversaries of the closing date of this offering in equal increments. The option is subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement. The employment agreement also provides that Mr. O'Keefe may voluntarily terminate his employment for any reason and receive specified benefits if an initial public offering or a sale of our company does not occur prior to July 18, 2005.

     We entered into an employment agreement with Mr. David J. Crowley effective as of April 21, 2003, to serve as Vice President--Marketing of our company in exchange for specified compensation and benefits. The initial term of his employment ends on April 21, 2005. Afterwards, the agreement automatically renews for an additional one-year term on each anniversary of the effective date of the agreement unless either party gives at least a six-month advance written notice of nonrenewal. Mr. Crowley's employment agreement calls for a minimum base salary of $185,000 per year, which will be reviewed at least annually and may be increased afterwards. The agreement also affords Mr. Crowley the opportunity to receive an annual discretionary bonus that is tied to his achievement of specified performance objectives established by our board of directors. Mr. Crowley's annual discretionary bonus is calculated by multiplying his percentage of attained objectives by his annual target bonus, which is a specified percentage of his base salary. For the term of his employment agreement, Mr. Crowley's annual bonus target will be no less than 50% of his base salary. Mr. Crowley is also eligible to receive stock option awards at the discretion of the board and is entitled to participate in our applicable incentive, savings, retirement and welfare plans and to receive specified perquisites.

     The employment agreement provides that if Mr. Crowley is still employed under the agreement on the closing date of this offering, then he will receive a nonqualified stock option to purchase no less than 100,000 shares of Class A common stock. The exercise price of the shares subject to the option is equal to the price to the public for the shares sold in the offering. The option has a 10-year term (except in the case of Mr. Crowley's termination) and one-third of the shares subject to the option become exercisable on each of the first three anniversaries of the closing date of this offering. The option is subject to the other terms and conditions, consistent with the foregoing, of our incentive plan and applicable award agreement. The employment agreement also provides that Mr. Crowley may voluntarily terminate his employment with us for any reason and receive specified benefits if an initial public offering or a sale of our company does not occur within 18 months of the effective date of the agreement.

     Under these employment agreements, if any of Mr. Rask, Mr. O'Keefe or Mr. Crowley voluntarily terminates his employment (other than in connection with a "change in control" as defined in the agreements) with 90 days' advance written notice or if his employment is terminated due to death or disability, he will receive his unpaid base salary through his termination date, any bonus payable for the relevant year and any other benefits to which he has a vested right. Additionally, in the event of a termination due to death or disability, the option and restricted shares awarded to him, if any, will fully vest and the option will remain exercisable for its full term.

     Upon termination of his employment by us (except under limited circumstances defined as for "cause" in the agreements), the officer will receive (1) his unpaid base salary for his remaining employment term (which includes the initial term and any renewals), (2) any bonus payable for the relevant year, (3) full vesting of the option awarded to him, if any, and exercisability through its full term, (4) full vesting of restricted shares awarded to him, if any, and (5) any other benefits to which he has a vested right.

     In the event of a termination of his employment by us (except under limited circumstances defined as for "cause" in the agreements) or by the officer for specified reasons, such as his removal from the position of Chief Executive Officer and President in the case of Mr. Rask, the position of Chief Financial Officer and Senior Vice President, in the case of Mr. O'Keefe, or the position of Vice President--Marketing in the case of

Mr. Crowley, or the assignment to him of duties materially inconsistent with his position with us (for "good reason"), within the 18-month period immediately following a "change in control" as defined in the agreement (a "change in control termination"), the officer will be entitled to receive (1) three times, in the case of Mr. Rask, two and one-half times in the case of Mr. O'Keefe, and two times in the case of Mr. Crowley, his annual compensation for the year of termination (which is the sum of his base salary and his annual target bonus, or, if greater, the highest bonus paid to him under the agreement during the most recent 36-month period), (2) any bonus payable for the relevant year, (3) continuation of specified welfare benefits for three years, (4) full vesting of the option awarded to him, if any, and exercisability through its full term, and
(5) full vesting of restricted shares awarded to him, if any.

     The employment agreements also provide for covenants limiting competition with us, or any of our affiliates, and limiting solicitation for employment of any of our employees, or any of our affiliates, for 18 months following a change in control termination or for one year following any other termination of employment (except for a voluntary termination by Mr. Rask or Mr. O'Keefe in the event an initial public offering does not occur within 36 months of the effective date of Mr. Rask's and Mr. O'Keefe's employment agreements) and a covenant to keep specified nonpublic information relating to us, or any of our affiliates, confidential. With respect to any payment or distribution to Mr. Rask, Mr. O'Keefe or Mr. Crowley, the agreements provide for a tax gross-up payment designed to keep him whole with respect to any taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.


SEVERANCE POLICY AND CHANGE OF CONTROL ARRANGEMENTS



     Our board of directors has adopted a Severance Policy for specified employees who are not entitled to change of control benefits under a written employment agreement. The benefits under this policy are not available to Messrs. Rask, O'Keefe or Crowley because each of those officers is already entitled to change of control benefits under an employment agreement with us, as described above in "Employment Agreements and Change of Control Arrangements." The benefits are available to our other officers, including Mr. Stafford. In the event of a termination of the employment of Mr. Stafford by us or by him for specified reasons, such as receipt of notification of salary reduction, reduction in job title, significant reduction of responsibilities or relocation of employment, within the one-year period immediately following a "change of control" as defined in the policy, he will be entitled to receive an amount equal to his annual compensation for the year of termination (the sum of his base salary and his annual target bonus).

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MERGER WITH TRANSOCEAN

     On January 31, 2001, we completed a merger transaction with Transocean in which an indirect subsidiary of Transocean, TSF Delaware Inc., merged with and into our company, which was then named R&B Falcon Corporation. On December 13, 2002, R&B Falcon changed its name to TODCO.

ASSET TRANSFERS TO TRANSOCEAN

     For a description of the risks related to the transactions with Transocean described below, see "Risk Factors--Risks Related to Our Principal Stockholder Transocean--The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party."

     The following diagram shows our drilling units and non-drilling units as of December 31, 2000, prior to the merger transaction with Transocean, and as of the closing of this offering.

                                          TODCO (FORMERLY R&B FALCON CORPORATION)
                                                   AT DECEMBER 31, 2000

     ------------------------------------------------------       ------------------------------------------------------
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                   Drilling Units                   |       |                  Non-Drilling Units                |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     ------------------------------------------------------       ------------------------------------------------------
       |         |   |       |      |         |         |                        |                      |
---------------  |   |       |      |  ---------------  |                        |                      |
| Semisubmer- |  |   |  ----------  |  |  Venezuela  |  |                        |                      |
| sibles and  |  |   |  | Inland |  |  |  Land Rigs  |  |                        |                      |
| Drillships  |  |   |  | Barges |  |  |  and Barges |  |                        |                      |
|     19      |  |   |  |   33   |  |  |      16     |  |                        |                      |
---------------  |   |  ----------  |  ---------------  |                        |                      |
        -----------  |              |                   |                  --------------         ------------
        | Tenders |  |              |                   |                  |  Support   |         |   MOPU   |
        |    2    |  |              |                   |                  | Vessels(a) |         |     3    |
        -----------  |        -------------             |                  --------------         ------------
            -----------       |   Sub-    |        -------------
            | Jackups |       | mersibles |        | Platforms |
            |   39    |       |    3      |        |     3     |
            -----------       -------------        -------------

=========================================================================================================================

                                                     TODCO AT THE CLOSING
                                                       OF THIS OFFERING

     ------------------------------------------------------       ------------------------------------------------------
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                   Drilling Units                   |       |                  Non-Drilling Units                |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     |                                                    |       |                                                    |
     ------------------------------------------------------       ------------------------------------------------------
        |          |           |          |          |                            |                       |
        |          |           |   ---------------   |                            |                       |
        |     ----------       |   |  Venezuela  |   |                            |                       |
        |     | Inland |       |   |  Land Rigs  |   |                            |                       |
        |     | Barges |       |   |  and Barges |   |                     ----------------        ----------------
        |     |   30   |       |   |      12     |   |                     | 25% Interest |        |              |
        |     ----------       |   ---------------   |                     | in the Delta |        |   Jackups    |
        |                      |                     |                     | Towing Joint |        |      5       |
        |                -------------               |                     |  Venture(a)  |        |              |
   -----------           |    Sub-   |          ------------               ----------------        ----------------
   | Jackups |           | mersibles |          | Platform |
   |   24    |           |     3     |          |    1     |
   -----------           -------------          ------------

--------------
(a) Includes inland tugs, offshore tugs, crewboats, deck barges, shale barges, spud barges, offshore barges and other service vessels.



     The following describe transfers of assets from our company to Transocean between the date of our acquisition by Transocean and the closing of this offering. None of the drilling rigs transferred to Transocean are currently involved in the businesses and activities that fall within the TODCO business as defined in the master separation agreement. See "Relationship Between Us and Transocean--Master Separation Agreement."

     In August 2001, we sold, in separate transactions, the drilling units Jack Bates, Deepwater Millennium, Deepwater Expedition, Peregrine I, Deepwater Horizon, C. Kirk Rhein, Falcon 100, Deepwater Navigator and Deepwater Discovery to Transocean for net proceeds of $1,615.0 million. The sale prices for these units were determined by Transocean based on appraisals by R. S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, $1,190.0 million of debt we owed to Transocean was cancelled. We incurred this debt in connection with the retirement of some of our then-outstanding public debt. In addition, Transocean delivered to us promissory notes due August 17, 2011 bearing interest at 5.72% payable annually in an aggregate principal amount of $425.0 million. In December 2002, Transocean repaid to us the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest. At the time of the sales, each of the drilling units was being utilized under a drilling contract between one of our subsidiaries and a customer. These contracts were not transferred and we secured the continued use of the drilling units for the purpose of performing these contracts through charters or other arrangements. These charters or other arrangements have terminated or been transferred or will terminate or be transferred to Transocean prior to the closing of this offering.

     In April 2002, we sold, in separate transactions, the drilling units Harvey
H. Ward and Roger W. Mowell to Transocean for an aggregate net price of $93.0 million. The sale prices for these units were determined by Transocean based on appraisals by R. S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, Transocean delivered to us promissory notes due April 3, 2012 bearing interest at 5.5% payable annually in an aggregate principal amount of $93.0 million. The notes can be prepaid at any time at Transocean's option, without penalty. In December 2002, Transocean repaid to us the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

     In July 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units W. D. Kent, Charley Graves and J.W. McLean to Transocean. Simultaneous with the distributions, we entered into a demise party charter agreement with Transocean for each rig whereby Transocean chartered the drilling units to us at a fixed daily rate aggregating $49,800. Additionally, we entered into a master brokerage agreement with Transocean for each drilling unit whereby we will market that drilling unit in exchange for a fee equal to 2% of the payment due Transocean under the demise charter. Both the master brokerage agreements and the demise party charters were terminated on September 30, 2002.

     Also in July 2002, we sold, in separate transactions, the following subsidiaries to Transocean, in exchange for total cash consideration of approximately $1.1 million: (1) RB Mediterranean Ltd., which holds oil and gas interests outside the United States, (2) RB Anton Ltd., which holds oil and gas interests outside the United States, (3) RB Astrid Ltd., which holds oil and gas interests outside the United States, and (4) PT RBF Offshore Drilling, which has drilling operations in Indonesia. The sale prices for RB Mediterranean Ltd. and PT RBF Offshore Drilling were determined by Transocean based on internal valuations. The sale prices for RB Anton Ltd. and RB Astrid Ltd. were determined by Transocean based on recommendations by Argonauta Exploration & Production Services, a third party consulting firm that manages the assets held by those entities.

     Effective August 1, 2002, Transocean assumed sponsorship of specified employee benefits plans, as more fully described in "Relationship Between Us and Transocean--Employee Matters Agreement."

     In September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the stock of the following subsidiaries to Transocean: (1) R&B Falcon Canada Co., which has drilling operations in Canada, (2) Shore Services, LLC, which has shore base operations in Italy, (3) R&B Falcon Inc., LLC, which has a branch in Saudi Arabia, (4) R&B Falcon (M) Sdn. Bhd., which has drilling operations in Malaysia, (5) R&B Falcon International Energy Services BV, which has drilling operations outside the United States, (6) R&B Falcon BV, which has operations outside the United States, (7) Transocean Offshore Drilling Services LLC, which owns the drilling unit J. T. Angel, and (8) RBF Rig Corporation LLC, which owns the drilling unit
C. E. Thornton. Additionally, in September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units F.
G. McClintock, Peregrine III and Land Rig 34 as well as certain surplus equipment to Transocean.

     Also in September 2002, we sold the stock of R&B Falcon (Ireland) Limited, which has drilling operations outside the United States, to Transocean for cash consideration of approximately $1.4 million. The sale price was determined by Transocean based on internal valuations.

     In October 2002, we assigned our leasehold interest in the drilling unit M.
G. Hulme, Jr. to Transocean for no consideration. Additionally, we assigned the drilling contract for the drilling unit Deepwater Horizon to Transocean for no consideration in the same month.

     In November 2002, we distributed as an in-kind dividend for no consideration the drilling unit Randolph Yost to Transocean. Additionally, we assigned the drilling contract for the drilling unit Deepwater Discovery to Transocean for no consideration in the same month.

     In December 2002, we distributed to Transocean as an in-kind dividend for no consideration the stock of the following subsidiaries: (1) Falcon Atlantic Ltd., which has operations outside the United States; and (2) R&B Falcon Drilling do Brasil, Ltda., which has shore base operations in Brazil. Also in December 2002, we transferred the drilling units D. R. Stewart and George H. Galloway to Transocean for no consideration and we assigned our rights and obligations under a rig sharing agreement for the drilling unit Deepwater Millenium to Transocean for no consideration.

     Also in December 2002, we assigned the drilling contracts for the drilling units Deepwater Navigator and Peregrine I to Transocean for no consideration.

     In January 2003, we assigned to Transocean for no consideration a 12.5% undivided interest in an aircraft at net book value of $1.0 million. The transaction was recorded as a decrease to additional paid-in capital.

     Also in January 2003, we distributed to Transocean as an in-kind dividend for no consideration some accounts receivable balances from related parties in the amount of $200.9 million. The transaction was recorded as a decrease to additional paid-in capital.

     In February 2003, we distributed to Transocean for no consideration the stock of our subsidiaries R&B Falcon (A) Pty. Ltd., which owns the drilling unit Ron Tappmeyer and Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda., a dormant Brazilian entity. The aggregate net book value of $44.6 million for these transfers was recorded as a decrease to additional paid-in capital.

     In March 2003, we sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales price was determined based on an appraisal by Professor Terje Hansen of the Norwegian School of Economics and Business Administration, taking into account the values of the drilling units provided by R.S. Platou (U.S.A.) Inc. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of our 6.95% notes due April 2008. The market value attributed to the notes, 113.21% of the principal amount, was determined by Transocean based on available market information.

     In March 2003, we assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration. Additionally, in March 2003, we distributed to Transocean miscellaneous deepwater assets with a value of $1.4 million for no consideration. The transactions were recorded as a decrease to additional paid-in capital.

     In May 2003, we sold to Transocean Cliffs Platform Rig 1 in consideration for the cancellation of $13.9 million principal amount of the 6.95% Senior Notes held by Transocean. The sales price was determined based on an appraisal by R.S. Platou (U.S.A.) Inc. We recorded the excess of the sales price over the net book value of the rig of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million.

     In May 2003, we sold to Transocean our 50% interest in Deepwater Drilling L.L.C. ("DD LLC"), which leases the drilling unit Deepwater Pathfinder, and our 60% interest in Deepwater Drilling II L.L.C. ("DDII LLC"), which leases the Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of our debt held by Transocean. The value of our interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. We recorded the excess of the sales price

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over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital in the nine months ended September 30, 2003.

     In June 2003, we sold to Transocean our membership interests in our wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes, repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of our outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account the valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. We recorded the excess of the net book value over the sales price of our membership interests of $60.9 million as a loss on sale of assets and a pre-tax loss on the retirement of debt of $48.0 million in the nine months ended September 30, 2003.

     At the time of the transactions, some of the drilling units discussed above were being utilized in connection with drilling contracts between our subsidiaries and customers. These contracts were not transferred and we secured the use of the drilling units for the purpose of performing these contracts through charters or other arrangements. The costs of these charters or other arrangements are included in discontinued operations and totaled $0.8 million and $184.5 million for the nine months ended September 30, 2003 and 2002, respectively, and $233.8 million and $96.8 million for the year ended December 31, 2002 and the eleven months ended December 31, 2001, respectively.

     Prior to the closing of this offering, we expect to complete the following transactions:

      -- We will assign to Transocean for no consideration any other agreements relating to drilling units and other assets that will not be owned by us or our subsidiaries upon the closing of this offering.

      -- We will assign to Transocean the rights to any receivables outstanding upon the closing of this offering which are not related to the "TODCO business" as that term is used in the master separation agreement. We will remit the proceeds from those receivables as they are collected.

      -- We will transfer to Transocean any remaining miscellaneous equipment and other assets that do not relate to our business following the closing of this offering.

     To the extent the transfer of legal title to any of the above assets cannot be completed prior to the closing of this offering, beneficial ownership of such assets will be transferred to Transocean, and we or our applicable subsidiary will hold such asset as agent for the other party until such time as legal title can be transferred. See "Relationship Between Us and Transocean--Master Separation Agreement--Transfer of Assets and Assignment of Liabilities."

     In August 2003, Transocean made a payment to us of $11.4 million in order for us to have the amount of cash and cash equivalents agreed to between us and Transocean, as more fully described in "Relationship Between Us and Transocean--Master Separation Agreement--Transfer of Assets and Assignment of Liabilities."

     In December 2003, Transocean made an equity contribution to us of $84.7 million in intercompany payable balances owed to Transocean.

DEBT RETIREMENT AND DEBT EXCHANGE OFFERS

     In March 2002, in conjunction with Transocean, we completed exchange offers and consent solicitations for our 6.50% notes due 2003, 6.75% notes due 2005, 6.95% notes due 2008, 7.375% notes due 2018, 9.125% notes due 2003 and 9.50%
notes due 2008. As a result of these exchange offers and consent solicitations, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 mil-

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lion, $76.9 million and $289.8 million principal amount of our outstanding
6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes, respectively, for newly issued 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes of Transocean having the same principal amount, interest rate, redemption terms and payment and maturity dates. Approximately $38.8 million principal amount of notes were not exchanged in the exchange offers and $33.8 million principal amount of the notes remains outstanding. Because the holders of a majority in principal amount of each of these series of notes consented to amendments to the indentures under which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. In connection with the exchange offers, we made an aggregate of $8.3 million in consent payments to holders of our notes. At September 30, 2003 and December 31, 2002, $487.7 million and $936.6 million principal amount of the notes, respectively, was outstanding to Transocean. Interest expense related to these notes was $34.2 million for the nine months ended September 30, 2003 and $77.9 million for the year ended December 31, 2002.

     In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount of the 6.50% and 9.125% notes payable to Transocean, respectively, and approximately $189.8 million of the principal amount of the 6.75% notes payable to Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean's repurchase of approximately $518.0 million aggregate principal amount of the notes receivable plus accrued and unpaid interest.

     In March 2003, we acquired approximately $233.3 million principal amount of the 6.95% notes due April 2008 in exchange for the stock of Arcade. See "--Asset Transfers to Transocean."

     In April 2003, we repaid all of the $5.0 million principal amount of the 6.50% notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. We funded the repayment from a capital contribution received from Transocean.

     In May 2003, we repurchased and retired the entire $50.0 million principal amount of the 9.41% Nautilus Class A2 Notes due May 2005. We recorded a pre-tax loss on retirement of debt of approximately $5.5 million. We funded the repurchases from a capital contribution received from Transocean as well as cash on hand.

     In May 2003, we acquired $13.9 million principal amount of the 6.95% notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. We recorded a pre-tax loss on retirement of debt of approximately $1.5 million. See "--Asset Transfers to Transocean."

     In May 2003, we acquired $43.7 million principal amount of the 2.76% fixed rate promissory note issued by us to Transocean, scheduled to mature on April 6, 2005 in exchange for the sale of our 50% interest in DD LLC and our 60% interest in DDII LLC to Transocean. See --"Asset Transfers to Transocean."

     In June 2003, we acquired $200.7 million principal amount of the 7.375% notes, the remaining $37.5 million principal amount of the 2.76% fixed rate promissory note and $0.6 million principal amount of the 6.95% notes in exchange for the sale to Transocean of our wholly owned subsidiary R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. We recorded a pre-tax loss on retirement of debt of approximately $48.0 million. See "--Asset Transfers to Transocean."

     As described above, Transocean has exchanged a portion of the notes it acquired in the exchange offer as consideration for the asset transfers described in "--Asset Transfers to Transocean." Before the closing of this offering, Transocean will exchange the balance of the notes for newly issued shares of our Class B common stock. The determination of the number of shares issued will be based on a method that takes into account the

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initial public offering price. Prior to these retirement transactions, our outstanding common stock, which will then be held by Transocean, will be reclassified into shares of Class B common stock. Following the reclassification, the retirement transactions and a stock split, Transocean will hold an aggregate of 60,000,000 shares of Class B common stock prior to the closing of this offering. A portion of these shares of Class B common stock will be sold and converted into shares of Class A common stock in this offering.

REVOLVING CREDIT AGREEMENT

     Prior to this offering, we were a party to a $1.8 billion two-year revolving credit agreement with Transocean, dated April 6, 2001. Amounts outstanding under the revolver bore interest payable quarterly at LIBOR plus 0.575% to 1.300% depending on our senior unsecured public debt rating. In April 2001 we borrowed approximately $1.3 billion under this credit agreement to retire some of our then-outstanding public debt. For a description of the debt retirements, see "Third Party Debt--Redeemed and Repurchased Debt" in Note 6 to our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus. This line of credit expired April 6, 2003 and, as of that date, the approximately $81.2 million then outstanding under the line was converted into the 2.76% fixed rate promissory note. This note was cancelled in connection with the sale of some of the Transocean Assets to Transocean, as described in "--Asset Transfers to Transocean" above.

ADMINISTRATIVE SUPPORT SERVICES

     Prior to this offering, Transocean provided administrative support services to us. Transocean charged us a proportional share of its administrative costs based on estimates of the percentage of work the relevant Transocean departments performed for us. We expect that this arrangement will be terminated prior to the closing of this offering and that specified administrative support services will be provided by Transocean to us under the transition services agreement. See "Relationship Between Us and Transocean--Transition Services Agreement."

PURCHASE OF MINORITY INTERESTS IN READING & BATES DEVELOPMENT CO.

     In January 2001, prior to our merger transaction with Transocean, we purchased for $34.7 million the minority interest of approximately 13.6% in Reading & Bates Development Co. ("Devco"), which was owned by our former directors and employees and directors and employees of Devco (including our former directors Paul B. Loyd, Jr., a current director of Transocean, and Charles A. Donabedian, a former director of Transocean). In connection with the purchase, a $300,000 bonus was paid to our former director Richard A. Pattarozzi, a current director of Transocean. The purchase price was based on a valuation by a third party advisor.

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                     RELATIONSHIP BETWEEN US AND TRANSOCEAN

     We have provided below a summary description of the material terms and conditions of the master separation agreement and several other important related agreements between Transocean and us. We encourage you to read the full text of these agreements, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

MASTER SEPARATION AGREEMENT

     The master separation agreement between Transocean and us provides for the completion of the separation of our assets and businesses from those of Transocean. It also contains agreements relating to the conduct of this offering and subsequent transactions. In addition, it contains several agreements governing the relationship between us and Transocean following this offering and specifies the ancillary agreements that we and Transocean will sign.

  TODCO BUSINESS

     The master separation agreement defines the TODCO business to mean the following businesses and activities:

      -- contract drilling, workover, production and similar services for oil and gas wells using jackup, submersible, barge (including workover) and platform drilling rigs in the U.S. Gulf of Mexico and U.S. inland waters, including maintenance and mobilization activities to the extent related to rigs providing these services,

      -- contract drilling, workover, production and similar services for oil and gas wells in and offshore Mexico, Trinidad, Colombia and Venezuela (including the turnkey drilling services formerly provided by our subsidiaries in Venezuela), including maintenance and mobilization activities to the extent related to rigs providing these services,

      -- construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs owned by us or our subsidiaries after the closing of this offering,

      -- office or yard facilities owned or used by us and our subsidiaries to the extent related to the services and activities described in this definition,

      -- our joint venture interest in Delta Towing Holdings, LLC, the operation of the business transferred to Delta Towing prior to that transfer and the notes issued in connection with that transfer,

      -- our investment in Energy Virtual Partners, Inc. and Energy Virtual Partners, LP,

      -- activities that were related primarily to the above activities at the time those activities ceased, and

      -- any business conducted by TODCO or any of its subsidiaries after the closing of this offering.

The following businesses and activities are excluded from the definition of the TODCO business to the extent they were conducted before the closing of this offering:

      -- contract drilling, workover, production or similar services for oil and gas wells using semisubmersibles and drillships in the U.S. Gulf of Mexico, including maintenance and mobilization activities to the extent related to rigs providing these services,

      -- contract drilling, workover, production or similar services for oil and gas wells in geographic regions outside of the U.S. Gulf of Mexico, U.S. inland waters, Mexico, Colombia, Trinidad and Venezuela, including maintenance and mobilization activities to the extent related to rigs providing these services and such services using land rigs,

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      --   construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs or other assets owned by (1) Transocean or its subsidiaries (excluding us) after the closing of this offering or (2) neither Transocean nor us after the closing of this offering,

      -- oil and gas exploration and production activities (but not including our ownership interest in Energy Virtual Partners),

      --   coal production activities, and

      -- the turnkey drilling business that we formerly operated in the U.S. Gulf of Mexico and offshore Mexico, except that contract drilling services provided to that business which otherwise fall within the definition of TODCO business are not excluded.

  TRANSFER OF ASSETS AND ASSIGNMENT OF LIABILITIES

     We have transferred the stock of various subsidiaries and other assets to Transocean and Transocean has assumed liabilities associated with the transferred assets and businesses. See "Certain Relationships and Related Party Transactions--Asset Transfers to Transocean." The master separation agreement provides for any additional transfers of assets and assumptions of liabilities necessary to effect the separation of the TODCO business from the business of Transocean. The master separation agreement provides that assets or liabilities that cannot legally be transferred or assumed prior to the closing of this offering will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement provides that the party retaining the assets or liabilities will hold the assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining these assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We refer to all of these transfers of assets and assumptions of liabilities together as the "separation."

     Except as set forth in the master separation agreement, no party is making any representation or warranty as to the assets or liabilities transferred or assumed as a part of the separation and all assets were and will be transferred on an "as is, where is" basis. As a result, we and Transocean each have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest good and marketable title to such assets in the party who should have title under the master separation agreement.

     The parties have also agreed that for a period of one year following this offering, if Transocean determines in its good faith judgment that:

      -- any assets owned by us or our subsidiaries were used primarily during the prior 12 months in Transocean's business, we will transfer those assets to Transocean without additional consideration, or

      -- any assets owned by Transocean were used primarily during the prior 12 months in our business, Transocean will transfer those assets to us without additional consideration.

     All of the rigs listed in "Our Business--Drilling Rig Fleet" are deemed to have been used primarily in our business during the 12 months prior to the closing of this offering.

  WORKING CAPITAL

     The master separation agreement contains an acknowledgement that our cash and cash equivalents as of June 30, 2003 were $25.0 million after giving effect to a subsequent payment by Transocean to us of $11.4 million. The amount paid to us by Transocean equals the difference between $25.0 million and the amount of our cash and cash equivalents as of June 30, 2003 prior to giving effect to the payment by Transocean. The master separation agreement provides that we will retain all cash and cash equivalents

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generated by our business following June 30, 2003. Transocean will not be required to make any additional payments to us for our working capital needs under the master separation agreement.

  LETTERS OF CREDIT AND GUARANTEES

     The master separation agreement requires that we and Transocean use our reasonable best efforts to terminate (or have us or one of our subsidiaries substituted for Transocean, or Transocean or one of its subsidiaries substituted for us, as applicable, under) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We have also agreed with Transocean that each party will use its reasonable best efforts to have the other party substituted under letters of credit or other surety instruments issued by third parties for the account of either party or any of its subsidiaries issued on behalf of the other party's business.

  INDEMNIFICATION AND RELEASE

     The master separation agreement provides for cross-indemnities that will generally place financial responsibility on us and our subsidiaries for all liabilities associated with the businesses and operations falling within the definition of TODCO business, and that will generally place financial responsibility for liabilities associated with all of Transocean's businesses and operations with Transocean and its subsidiaries, regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Transocean each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreements. We have also agreed to indemnify Transocean against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information regarding Transocean provided by Transocean in writing for inclusion in this prospectus or the registration statement.

     In connection with our separation from Transocean, the allocation of liabilities related to taxes and employment matters will be governed separately in a tax sharing agreement and an employee matters agreement. See "--Tax Sharing Agreement" and "--Employee Matters Agreement."

     Under the master separation agreement, we will generally release Transocean and its affiliates, agents, successors and assigns, and Transocean will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Transocean or its subsidiaries on the other hand, arising from acts or events occurring on or before the closing of this offering, including acts or events occurring in connection with the separation or this offering. The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified debt and other ongoing contractual arrangements.

     Under the master separation agreement, we will be strictly liable to Transocean for any misstatements or omissions in information supplied to Transocean in connection with SEC filings and other public disclosures.

  NONCOMPETITION AND OTHER COVENANTS

     The master separation agreement includes provisions that restrict us from competing with Transocean in specified business activities. These provisions do not restrict us from engaging in any contract drilling, workover, production or similar services for oil and gas wells using jackup, barge, platform or land rigs in the following geographic locations: U.S. onshore, U.S. inland water, U.S. Gulf of Mexico and offshore or onshore Mexico, Trinidad, Venezuela or Colombia. However, except for the activities described in the foregoing sentence, we are restricted from engaging in any contract drilling, workover, production or similar services for oil and gas wells using any type of drilling unit in the following geographic locations: offshore North America, offshore South America, offshore Europe, offshore Africa, offshore Middle East, offshore India, offshore Southeast Asia, offshore Asia, offshore Australia, the Gulf of Mexico, the North Sea, the Mediterranean Sea, the Red Sea, the Persian Gulf and the Caspian Sea. These provisions remain in effect so long as Transocean beneficially owns at least a majority of the voting power of our outstanding voting stock.

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     The master separation agreement requires us to use reasonable commercial efforts to satisfy the conditions precedent for the closing of this offering. The master separation agreement also includes provisions relating to a tax-free distribution by Transocean of the remainder of our common stock it will own after closing of this offering, but does not obligate Transocean to effect such a distribution. If Transocean chooses to conduct a tax-free distribution, we have agreed to take all action reasonably requested by Transocean to facilitate that transaction at our own expense. See "Description of Capital Stock--Common Stock--Conversion."

     The master separation agreement also contains provisions relating to the exchange of information, provision of information for financial reporting purposes, the preservation of legal privileges, dispute resolution, and provision of corporate records.

     Some of the rights granted to Transocean in the master separation agreement would apply to and be binding upon any entity that acquires control of us.

  INSURANCE

     The master separation agreement provides that we will continue to be covered under substantially all current insurance policies of Transocean (other than employee welfare or benefit plan policies, which are addressed in the employee matters agreement) and future insurance policies determined jointly by us and Transocean. We have agreed to reimburse Transocean for premium expenses related to those insurance policies. Transocean has agreed not to terminate our coverage under the insurance policies unless it provides us prior notice. However, we will cease to have coverage under Transocean's insurance policies when Transocean ceases to own at least a majority of the voting power of our outstanding voting stock, and no prior notice will be required in that case. In no event will Transocean be liable to us in the event of the termination of any insurance policy (unless in the case of termination by Transocean, Transocean failed to provide us the notice required by the master separation agreement), the failure of insurance policies to cover our liabilities or the nonrenewal of insurance policies beyond their expiration dates as of the date of the master separation agreement.

  CORPORATE GOVERNANCE

     The master separation agreement also contains several provisions regarding our corporate governance that apply as long as Transocean owns specified percentages of our common stock. As long as Transocean owns shares representing a majority of the voting power of our outstanding voting stock, Transocean will have the right to:

      -- nominate for designation by our board of directors, or a nominating committee of the board, a majority of the members of the board, as well as the chairman of the board, and

      -- designate at least a majority of the members of any committee of our board of directors.

     If Transocean's beneficial ownership of our common stock is reduced to a level of at least 10% but less than a majority of the voting power of our outstanding voting stock, Transocean will have the right to:

      -- designate for nomination a number of directors proportionate to its voting power, and

      --   designate one member of any committee of our board of directors.

     In the master separation agreement, we have also agreed to use our best efforts to cause Transocean's nominees to be elected.

     The master separation agreement specifies the form of our amended and restated certificate of incorporation and bylaws to be in effect at the time of this offering. It also provides that for so long as Transocean beneficially owns shares representing at least 15% of the voting power of our outstanding voting stock, we will not, without the prior consent of Transocean, adopt any amendments to our amended and

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restated certificate of incorporation or bylaws or take any action to recommend to our stockholders certain actions which would, among other things, limit the legal rights of Transocean, or deny any benefit to Transocean or any of its subsidiaries as our stockholders in a manner not applicable to our stockholders generally.

     We have also agreed that for so long as Transocean and its subsidiaries own 50% or more of the voting power of our outstanding voting stock, we will maintain the same accounting principles and practices as Transocean, and we will not select a different accounting firm than Transocean's, which is currently Ernst & Young LLP, to serve as our independent certified public accountants.

     We have also agreed that for so long as Transocean owns at least a majority of the voting power of all the outstanding shares of voting stock, we will not take any action or enter into any commitment or agreement that could result in a contravention or default by us or any of our affiliates, of or under any provisions of applicable law, any provision of Transocean's memorandum of association or articles of association or any credit agreement or other material agreement by which Transocean is bound. Also, for so long as Transocean owns at least a majority of the voting power of our outstanding voting stock, we will not enter into any commitment or agreement that contains provisions triggering a default or material payment when Transocean exercises its right to convert its shares of our Class B common stock into shares of our Class A common stock or otherwise disposes of its shares of our Class B common stock.

     We have agreed to grant to Transocean a continuing right to purchase from us, at the times set forth in the master separation agreement,

      -- such number of shares of our voting stock as is necessary to allow Transocean to maintain its then-current percentage following this offering, and

      --   80% of the shares of each other class of capital stock that we issue.

     These rights terminate if at any time Transocean owns less than 80% of the voting power of our outstanding voting stock.

  EXPENSES

     Transocean has agreed to pay all out-of-pocket costs and expenses incurred in connection with the separation, this offering, the master separation agreement and the ancillary agreements, except as otherwise provided in the master separation agreement, the ancillary agreements or any other agreement between us and Transocean relating to the separation and this offering.

TAX SHARING AGREEMENT

     We are currently included in Transocean Holdings' consolidated group for U.S. federal income tax purposes. Upon closing of this offering, we do not expect to be included in Transocean Holdings' U.S. federal consolidated group because no U.S. subsidiary of Transocean is expected to own at least 80% of the aggregate voting power and value of our outstanding stock.

     We will enter into a tax sharing agreement with Transocean Holdings which governs Transocean Holdings' and our respective rights, responsibilities and obligations with respect to taxes and tax benefits. References in this summary description of the tax sharing agreement to the terms "tax" or "taxes" mean taxes and any interest, penalties, additions to tax or additional amounts in respect of such taxes. The general principles of the tax sharing agreement include the following:

      -- Except for special tax items discussed in the bullet below, all U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) accruing on or before the closing of this offering generally will be for the account of Transocean Holdings. Accordingly, we generally will not be liable for any income taxes

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           accruing on or before the closing of this offering, but we generally must pay Transocean Holdings for the amount of any income tax benefits, calculated as described below, created on or before the closing of this offering ("pre-closing tax benefits") that we use or absorb on a return with respect to a period after the closing of this offering. We will have no obligation to pay Transocean Holdings for any pre-closing tax benefits arising out of or relating to the alternative minimum tax provisions of Sections 55 through 59 of the U.S. Internal Revenue Code, but we will be required to pay Transocean Holdings for any pre-closing tax benefits we use that are alternative minimum tax credits described in Section 53 of the Internal Revenue Code. Our obligation to pay Transocean Holdings for the use of pre-closing tax benefits and our potential obligation to pay alternative minimum tax to the Internal Revenue Service may result in our paying more, in the aggregate, to the Internal Revenue Service and to Transocean Holdings than we would otherwise have paid if we had utilized no pre-closing tax benefits. For purposes of the tax sharing agreement, deferred tax liabilities reflected in our financial statements, which represent the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities, are not considered to constitute income tax liabilities accrued on or before the closing of this offering. On a pro forma basis as of September 30, 2003, we had approximately $450 million of income tax benefits subject to our obligation to reimburse Transocean Holdings. See Note
           (a) to our unaudited condensed pro forma consolidated financial statements. The amount of these tax benefits will be calculated as follows:

          (1) in the case of a deduction used or absorbed, by multiplying the deduction by the highest applicable statutory tax rate in effect, and

          (2) in the case of a credit used or absorbed, by allowing 100% of the credit.

       However, if the use or absorption of a pre-closing tax benefit defers or precludes our use or absorption of any income tax benefit created after the closing of this offering ("post-closing tax benefit"), our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually use or absorb such post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the use or absorption of pre-closing tax benefits to the extent of:

          (1) up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes, and

          (2) 100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

       If any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the aggregate voting power of our outstanding voting stock, we will be deemed to have used or absorbed all pre-closing tax benefits, and we generally will be required to pay Transocean Holdings an amount for the deemed use or absorption of these pre-closing tax benefits. The amount paid for the deemed use of these tax benefits will be calculated by:

          (1) in the case of a deduction (including, for these purposes, all pre-closing income taxes, whether claimed as a deduction or credit), multiplying the deduction by the highest applicable statutory tax rate in effect,

          (2) in the case of a credit other than a pre-closing foreign tax credit, allowing 100% of such credit, and

          (3) multiplying the amounts by a specified discount factor.

       The specified discount factor will vary depending on the year in which another person becomes the beneficial owner of greater than 50% of the voting power of our stock: if in 2003, 2004, 2007 or 2008, then the factor is 0.80; if in 2005 or 2006, then the factor is 0.70; if in 2009, then the factor is 0.85; if in 2010, then the factor is 0.90; if in 2011 or 2012, then the factor is 0.95; and if in 2013 or a later year,

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       then the factor is 1.00). Moreover, if any of our subsidiaries that join with us in the filing of consolidated returns ceases to join in the filing of such returns, we will be deemed to have used that portion of the pre-closing tax benefits attributable to that subsidiary following the cessation, and we generally will be required to pay Transocean Holdings the amount of this deemed tax benefit, calculated as described above with regard to an acquisition of beneficial ownership, at the time such subsidiary ceases to join in the filing of such returns. In the case of any of our payments to Transocean resulting from another person becoming the owner of greater than 50% of our voting stock or a subsidiary ceasing to join in the filing of a consolidated return with us, the payment will in no case be deferred, regardless of whether the existence of the related pre-closing tax benefit would or could defer or preclude our use or absorption of any post-closing tax benefit. Moreover, the payment will not be subsequently adjusted for any difference between the tax benefits that we are deemed to use or absorb in such case and the tax benefits that we actually use or absorb, and the difference between those amounts could be substantial. Among other considerations, applicable tax laws may, as a result of another person becoming the owner of greater than 50% of our voting power, significantly limit our use of such tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean. A substantial portion of the pre-closing tax benefits are net operating losses, most or all of which should be eligible to be carried forward at least fourteen more years.

      -- We will be responsible for all special tax items accruing on or after the date on which we issue shares of our common stock to Transocean in repayment of our notes, as described in "Certain Relationships and Related Party Transactions--Debt Retirement and Debt Exchange Offers." For this purpose, special tax items means taxes with respect to items specified in U.S. Treasury regulation section 1.1502-76(b)(2)(ii)(C) (generally referring to transactions outside the ordinary course of our business). However, special tax items do not include taxes with respect to transactions to effect the separation of the TODCO business from the business of Transocean. See "--Master Separation Agreement." Moreover, we do not expect there to be any special tax items accruing during the period beginning on the date of issuance of such shares to Transocean and ending on the date of the closing of this offering.

      -- If we and Transocean Holdings (or any affiliate of Transocean Holdings other than us) are members of a U.S. federal consolidated group or state, local or foreign combined group for any period after the closing of this offering, we will be responsible for all income taxes attributable to us for that period, determined as if we had filed separate U.S. federal, state, local or foreign income tax returns. We will be entitled to reimbursement by Transocean Holdings for any income tax benefits realized by Transocean Holdings or any of its affiliates as a result of our being a member of any such consolidated or combined group. As indicated, however, we do not expect that Transocean Holdings and we will be members of a U.S. federal consolidated group or any state, local or combined group after the closing of this offering.


      -- We must pay Transocean Holdings for any tax benefits attributable to us resulting from (1) the payment by Transocean Holdings, after the closing of this offering, of any additional taxes of the TODCO business that are not U.S. federal income taxes or (2) the delivery by Transocean or its subsidiaries, after the closing of this offering, of stock of Transocean to an employee of ours in connection with the exercise of an employee stock option. We will generally be required to pay the deemed value of these tax benefits within 30 days of the payment of such additional taxes or the delivery of Transocean stock, whether or not we ever actually use or absorb such tax benefits. However, items in excess of $1.0 million will be subject to the same rules as discussed above for pre-closing tax benefits, and therefore the payment for these items may be deferred in some circumstances.


      -- Apart from (1) income taxes and income tax benefits accruing on or before the closing of this offering and (2) tax benefits resulting from Transocean's payment of our taxes that are not U.S. federal income taxes or delivery of stock to our employees, described above, Transocean Holdings will be responsible for all income taxes, and will be entitled to all income tax benefits, attributable to

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           Transocean Holdings or its affiliates (other than us), and we will be responsible for all income taxes, and will be entitled to all income tax benefits, attributable to us.

      -- Our ability to obtain a refund from a carryback to a year in which we and Transocean Holdings joined in a consolidated or combined return will be at the discretion of Transocean Holdings. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback that are otherwise for the account of Transocean Holdings.

      -- We will have the right to be notified of tax matters for which we are responsible under the terms of the tax sharing agreement, although Transocean Holdings will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to any Transocean Holdings consolidated, or Transocean combined, income tax returns in which we are included.

      -- Transocean Holdings will have substantial control over our filing of tax returns with respect to (1) any period in which Transocean or Transocean Holdings possess greater than 50% of the voting power of all of our outstanding stock or (2) any period after the closing of this offering so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits.

      -- We will also be responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of this offering.

      -- We generally will be required to pay Transocean Holdings for the amount of pre-closing tax benefits that we use in determining the amount of any installment of estimated taxes we pay to Transocean Holdings or any tax authority within thirty days after the installment of estimated taxes is or would have been paid. If, after any installment payment of estimated taxes or after the relevant return is due (with or without any extensions), the estimated amount of pre-closing tax benefits for which we have previously paid differs from the most recent estimate or actual amount of pre-closing tax benefits that we use or absorb on that return, we and Transocean Holdings must make appropriate true-up payments between us. However, under some circumstances, payments by us for the use of pre-closing tax benefits, whether estimated or actual, may be deferred (subject to an interest charge) under a subordination agreement between us and Transocean in favor of our third-party lenders.

     The tax sharing agreement further provides for cooperation between Transocean Holdings and us with respect to tax matters, the exchange of information and the retention of records that may affect the income tax liability of the parties to the agreement. However, if we fail to cooperate with Transocean Holdings in any tax contest with respect to taxes that are otherwise for the account of Transocean Holdings, any additional taxes resulting from such tax contest will be for our account, notwithstanding any other provision in the tax sharing agreement.

     Notwithstanding the tax sharing agreement, under U.S. treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Transocean Holdings' consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of Transocean Holdings' consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Transocean Holdings for tax liabilities allocated to Transocean Holdings under the tax sharing agreement.

REGISTRATION RIGHTS AGREEMENT

     Because our shares of common stock held by Transocean after this offering will be deemed "restricted securities" as defined in Rule 144, Transocean may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. We will enter into a registration rights agreement with Transocean under which, at the request of Transocean, we will use our best efforts to register shares of our common stock that are held by Transocean after the closing of this offering, or subsequently acquired, for public sale under the Securities Act. As long as Transocean owns a majority of the voting power

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of our outstanding common stock, there is no limit to the number of registrations that it may request. Once Transocean owns less than a majority of the voting power of our outstanding common stock, it can request a total of three additional registrations. If Transocean sells more than 10% of our outstanding shares of common stock to a transferee, Transocean may transfer all or a portion of its rights under the agreement, except that a transferee that acquires a majority of our outstanding common stock can only request two additional registrations after it owns less than a majority of our outstanding common stock, and a transferee of less than a majority of our outstanding common stock can only request either one or two registrations, depending on the percentage of our outstanding common stock it acquires. The transfer of rights under the agreement to a transferee will not limit the number of registrations Transocean may request. We will also provide Transocean and its permitted transferees with "piggy-back" rights to include its shares in future registrations of our common stock under the Securities Act. There is no limit on the number of these "piggy-back" registrations in which Transocean may request its shares be included. These rights will terminate once Transocean or a permitted transferee is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and Transocean have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party.

TRANSITION SERVICES AGREEMENT

     We will enter into a transition services agreement with Transocean under which Transocean will provide specified administrative support during the transitional period following the closing of the offering. Transocean may provide specified information technology and systems, financial reporting, accounting, human resources, treasury and claims administration services to us in exchange for agreed fees based on Transocean's actual costs. We will be required to use specified services so long as Transocean owns at least 50% of the voting power of our outstanding shares of voting stock. Only in limited circumstances will Transocean be liable to us with respect to the provision of services under the transition services agreement.

EMPLOYEE MATTERS AGREEMENT

     We will enter into an agreement with Transocean and Transocean Holdings to allocate specified assets, liabilities, and responsibilities relating to our current and former employees and their participation in Transocean's benefit plans.

     Benefits under our U.S. pension plan ceased to accrue as of July 1, 1999. As of August 1, 2001, our employees' existing accrued benefits under that plan were fully vested. Sponsorship of that plan has been assumed by Transocean Holdings effective August 1, 2002. Effective as of the date that we no longer are a part of a controlled group of companies with Transocean for U.S. federal income tax purposes, affected employees will be entitled to take a distribution from that plan, subject to the provisions of the plan and to taxation and possible early withdrawal penalties. We do not expect to establish a new pension plan for our employees.

     Our employees became eligible to participate in our U.S. savings plan effective November 1, 2002. Our employees may make pre-tax contributions to that plan. Employees who are not considered highly compensated for tax purposes may also make post-tax contributions. We provide matching contributions of up to 3.0% of the compensation contributed to the plan by each employee as well as additional discretionary matching of another 1.5% to a total 4.5% in matching contributions. Additionally, the plan allows for a discretionary annual contribution allocable to all eligible employees, subject to a two-year vesting requirement. We have agreed that we will make discretionary matching contributions of at least 0.5% of compensation for participating employees, and an additional annual contribution of 1.5% of compensation for all eligible employees (as defined in the plan) for so long as we are part of a controlled group of companies with Transocean for U.S. federal income tax purposes. Prior to November 1, 2002, our employees participated in the Transocean U.S. Savings Plan, and we have agreed to contribute 1.5% of compensation to that plan for our eligible employees for the period beginning January 1, 2002 and ending October 31, 2002. On or about January 1, 2003, liabilities for our employees' accounts under the Transocean U.S. Savings Plan, and assets associated

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with those liabilities, were transferred to our U.S. savings plan. Our employees who have invested in Transocean ordinary shares under the Transocean U.S.
Savings Plan may retain that investment, if they choose to do so, until December 31, 2005, but will not be eligible to acquire additional Transocean ordinary shares under our U.S. savings plan.

     We expect that all of our eligible employees will be entitled to continue to participate in welfare benefit plans after the closing of this offering which are substantially comparable to those in which they presently participate. Transocean has agreed to use its best efforts to retain in place coverage under existing group life, accidental death and long-term disability insurance policies for our employees after the closing of this offering until the earlier of the expiration of the policy rate guarantees or the date that Transocean is no longer a majority owner of our outstanding common stock. We will reimburse Transocean for the cost of that coverage. Our employees are not eligible for retiree medical coverage.

     Under the terms of the Transocean stock option awards granted prior to the closing of this offering, we expect our employees to continue to retain outstanding options to acquire Transocean ordinary shares for the duration of their original term.

     With some exceptions, we have agreed to indemnify Transocean for employment liabilities arising from any acts of our employees or from claims by our employees against Transocean and for liabilities relating to benefits for our employees. Transocean has agreed to similarly indemnify us.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     We are currently a wholly owned subsidiary of Transocean Holdings Inc., the selling stockholder in this offering. Transocean Holdings Inc. is a wholly owned subsidiary of Transocean Inc. Immediately prior to the closing of this offering, Transocean Inc. and Transocean Holdings Inc. will own an aggregate of 60,000,000 shares of Class B common stock, representing all of our outstanding capital stock at that time. See "Certain Relationships and Related Party Transactions--Debt Retirement and Debt Exchange Offers." Upon the closing of this offering, Transocean Inc. and Transocean Holdings Inc. will own 48,000,000 shares of Class B common stock, representing all of the outstanding shares of our Class B common stock and 80% of all of the outstanding shares of our common stock and giving them 95% of the combined voting power of our outstanding common stock. The foregoing percentages relating to the percentage owned and combined voting power of all of the outstanding shares of common stock would be reduced to 77% and 94% if the underwriters exercise their over-allotment option in full. Under Delaware corporate law and our charter documents, Transocean will be able, acting alone, to elect our entire board of directors and to approve any action requiring the approval of our stockholders. Except for Transocean, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. None of our executive officers or directors currently own any shares of our common stock. Please read "Management--Board Structure and Compensation of Directors" and "--Stock Ownership of Directors and Executive Officers" for a description of the ownership of Transocean ordinary shares by our directors and executive officers and for information about options to purchase Class A common stock and restricted shares of Class A common stock granted to our directors and executive officers. Transocean's principal executive office in the United States is located at 4 Greenway Plaza, Houston, Texas 77046.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following descriptions are summaries of material terms of our common stock, preferred stock, amended and restated certificate of incorporation and amended and restated bylaws. These summaries are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by applicable law.


     Our authorized capital stock consists of (1) 500,000,000 shares of Class A common stock, par value $.01 per share, and 260,000,000 shares of Class B common stock, par value $.01 per share, and (2) 50,000,000 shares of preferred stock, par value $.01 per share. We refer to our Class A common stock and Class B common stock collectively as our "common stock." Of the 500,000,000 authorized shares of Class A common stock, 12,000,000 shares are being offered in this offering (or 13,800,000 shares if the underwriters exercise their over-allotment option in full). Of the 50,000,000 shares of preferred stock, 760,000 shares have been designated Series A preferred stock. Immediately following this offering, 12,000,000 shares of Class A common stock and 48,000,000 shares of Class B common stock will be outstanding and there will be no outstanding shares of preferred stock.


     Immediately prior to this offering, there was no public market for our common stock. Although we have applied to list the Class A common stock on the New York Stock Exchange, we cannot assure you that a market for our Class A common stock will develop, or, if one develops, that it will be sustained.

COMMON STOCK

  VOTING RIGHTS

     The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on all matters on which stockholders are permitted to vote. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of the Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Holders of Class A common stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B common stock that would not adversely affect the rights of holders of the Class A common stock. For purposes of the foregoing provisions, any provision for the voluntary, mandatory or other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis will be deemed not to adversely affect the rights of the Class A common stock. Notwithstanding the foregoing and subject to the rights of any class of preferred stock, any amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of any class of our capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of the Class A common stock and Class B common stock, voting together as a single class.

  DIVIDENDS

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock will share equally on a per share basis any dividends when, as and if

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declared by the board of directors out of funds legally available for that purpose. Dividends payable in shares of common stock may be paid only as follows:

      -- shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock, and

      -- the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock. We may not reclassify, subdivide or combine shares of either class without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

  CONVERSION

     Each share of Class B common stock is convertible while held by Transocean at the option of Transocean into one share of Class A common stock. Following any distribution of Class B common stock to security holders of Transocean in a transaction (including any distribution in exchange for Transocean shares or securities) intended to qualify as a tax-free distribution under Section 355 of the U.S. Internal Revenue Code of 1986, as amended, or any corresponding provision of any successor statute (a "Tax-Free Spin-Off"), shares of Class B common stock will no longer be convertible into shares of Class A common stock.

     Prior to a Tax-Free Spin-Off, each share of Class B common stock transferred to a person other than Transocean or any of its affiliates (excluding us) will automatically be converted into a share of Class A common stock upon such transfer. Shares of Class B common stock transferred to shareholders of Transocean in a Tax-Free Spin-Off will not be converted into shares of Class A common stock and, following a Tax-Free Spin-Off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable law.

     If a Tax-Free Spin-Off has not occurred, all shares of Class B common stock will automatically be converted into shares of Class A common stock on the later of:

      -- the date on which the voting power of the voting stock owned by Transocean falls below 80% of the voting power of our outstanding voting stock, and

      --   the two-year anniversary of the closing date of this offering.

     All conversions will be effected on a share-for-share basis.

  OTHER RIGHTS

     If we are liquidated, dissolved or wound up, all holders of our common stock, regardless of class, will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Other than the conversion rights of the Class B common stock described above or the subscription rights granted to Transocean under the master separation agreement, our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

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PREFERRED STOCK

  GENERAL

     Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including the following:

      --   dividend rates,

      --   whether dividends will be cumulative or non-cumulative,

      --   redemption rights,

      --   liquidation rights,

      --   sinking fund provisions,

      --   conversion or exchange rights, or

      --   voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our shareholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our shareholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK


     For purposes of the stockholders' rights plan described below, our board of directors has designated 760,000 shares of Series A Junior Participating Preferred Stock, par value $.001 per share. See "--Stockholder Rights Plan." Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $20 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Class A common stock. In the event of liquidation, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the liquidation payment made per share of Class A common stock. Each share of Series A preferred stock will have 1,000 votes voting together with the Class A common stock and Class B common stock. In the event of any merger, consolidation or other transaction in which shares of Class A common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of Class A common stock. Each share of Series A preferred stock is redeemable in whole or in part for cash in a per share amount equal to 1,000 times the current market price (determined in accordance with the certificate of designation for the Series A preferred stock) of a share of Class A common stock on the date of the mailing of the redemption notice. The value of the Series A preferred stock is protected by antidilution provisions.


     Due to the nature of the Series A preferred stock's dividend, redemption, liquidation and voting rights, the value of one one-thousandth of a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of Class A common stock.

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     For a complete description of the terms of our Series A preferred stock, we encourage you to read our certificate of designations relating to the Series A preferred stock, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

STOCKHOLDER RIGHTS PLAN

  GENERAL

     Each share of Class A common stock and Class B common stock includes one right (the "Class A rights" and the "Class B rights," respectively, which are together referred to as the "rights"). Each Class A right and each Class B right entitles the holder to purchase from us a unit consisting of one-thousandth of a
share of our Series A preferred stock at a purchase price of $     per unit,
subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and The Bank of New York as rights agent. Until a right is exercised, the holder of a right, as such, will have no rights to vote or receive dividends or any other stockholder rights.

     The rights may have antitakeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by Transocean Holdings Inc., our sole stockholder prior to this offering.

     We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

  DETACHMENT OF RIGHTS; EXERCISABILITY

     The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

      -- 10 days following a public announcement that a person or group of affiliated or associated persons (collectively, an "acquiring person") has acquired or obtained the right to acquire beneficial ownership of (1) 20% or more of the outstanding shares of our Class A common stock, (2) 15% or more of the outstanding shares of our Class B common stock or (3) any combination of Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors, or

      -- 10 business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

     Transocean is excluded from the definition of "acquiring person" for purposes of the rights and therefore its ownership cannot trigger the rights. In addition, any person that acquires from Transocean shares of common stock that would otherwise result in that person becoming an "acquiring person" will not become an acquiring person due to that acquisition. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of the conversion of Class B common stock into Class A common stock, or repurchases of common stock by us, will also not become acquiring persons as a result of those transactions.

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     Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

     Until the rights distribution date:

      -- Class A common stock and Class B common stock certificates will evidence the rights, and the rights will be transferable only with those certificates,

      -- any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference, and

      -- the surrender for transfer of any Class A common stock and Class B common stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

     As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the Class A rights and Class B rights to holders of record of Class A common stock and Class B common stock, respectively, at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

     We will not issue rights with any shares of common stock we issue after the rights distribution date, except:

      --   as our board of directors may otherwise determine, and

      -- together with shares of common stock we issue as a result of previously established incentive plans or convertible securities.

  FLIP-IN EVENT

     A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our stockholders.

     If a flip-in event occurs and we do not redeem the rights as described under "--Redemption of Rights" below, each Class A right and Class B right, other than any right that has become void as we describe below, will become exercisable at the time it is no longer redeemable to receive the number of shares of Class A common stock and Class B common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of the Class A right or Class B right, respectively.

     When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

  FLIP-OVER EVENT

     A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

      -- we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above, or

      -- 50% or more of our assets, cash flow or earning power is sold or transferred.

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     If a flip-over event occurs, each holder of a Class A right or Class B right, other than any right that has become void as we describe under "--Flip-In Event," will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the Class A right or Class B right, respectively.

  ANTIDILUTION

     The number of outstanding Class A rights or Class B rights associated with a share of Class A or Class B common stock, respectively, the number of fractional shares of Series A preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of the Class A or Class B common stock, respectively, occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of Series A preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment to prevent dilution in the event of specified types of transactions affecting the Series A preferred stock.

     With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of Series A preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the Series A preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of Series A preferred stock.

  REDEMPTION OF RIGHTS

     At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

  EXCHANGE OF RIGHTS

     We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of Class A or Class B common stock (and/or other equity securities we deem to have the same value as one share of Class A or Class B common stock, respectively), per Class A right or Class B right, respectively, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

      -- any person other than Transocean becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors, or

      --   the occurrence of a flip-over event.

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  AMENDMENT OF TERMS OF RIGHTS

     During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

      --   to cure any ambiguity, defect or inconsistency,

      -- to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or

      -- to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

     We have agreed, in the master separation agreement with Transocean, not to amend or modify the terms of the rights agreement without the consent of Transocean for so long as Transocean continues to own at least 15% of the voting power of our outstanding voting stock.

CHARTER AND BYLAW PROVISIONS

  ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors will be comprised of between one and 12 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. Beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, our directors will be divided into three classes serving staggered three-year terms. Beginning at that time, at each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. Please read "Management--Board Structure and Compensation of Directors" above.

     This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding common stock, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the voting power then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office. As long as Transocean owns, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, directors may be removed with or without cause by holders of a majority of the voting power of the outstanding voting stock and directors will generally be elected annually.

  STOCKHOLDER MEETINGS

     Our amended and restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, a majority of the directors or Transocean, if it is a stockholder. Our amended and restated certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

  STOCKHOLDER ACTION BY WRITTEN CONSENT

     Our amended and restated certificate of incorporation and our bylaws provide that beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, holders of our common stock will not be able to act by written consent without a meeting. Prior to that time, stockholders will therefore be entitled to act by written consent without a meeting or notice and

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

Transocean will be able to take any action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders.

  AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

     Beginning at the time Transocean ceases to own, directly or indirectly, at least a majority of the voting power of our outstanding voting stock, the provisions of our amended and restated certificate of incorporation described below under "--Transactions and Corporate Opportunities" may be amended only by the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class, and the provisions of our amended and restated certificate of incorporation described above under "--Election and Removal of Directors," "--Stockholder Meetings" and "--Stockholder Action by Written Consent" may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock is generally required to amend other provisions of our amended and restated certificate of incorporation.

  AMENDMENT OF BYLAWS

     Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

      -- the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, or

      -- the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock, voting together as a single class.

     Any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors and committees of the board of directors requires:

      -- the affirmative vote of at least 80% of all directors in office at any regular or special meeting of the board of directors called for that purpose, or

      -- the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class.

  OTHER LIMITATIONS ON STOCKHOLDER ACTIONS

     Our bylaws also impose some procedural requirements on stockholders who wish to:

      --   make nominations in the election of directors,

      --   propose that a director be removed,

      --   propose any repeal or change in our bylaws, or

      -- propose any other business to be brought before an annual or special meeting of stockholders.

     Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

      -- a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

      --   the stockholder's name and address,

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

      -- the number of shares beneficially owned by the stockholder and evidence of such ownership, and

      -- the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

     To be timely, a stockholder must generally deliver notice:

      -- in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

      -- in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days' notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

     In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder's proposal or nominee will be ineligible and will not be voted on by our stockholders.

     We have agreed, in the master separation agreement, that for so long as Transocean owns at least 15% of the voting power of our outstanding shares of our voting stock, we will not, without the consent of Transocean, adopt any amendments to our amended and restated certificate of incorporation or bylaws or take or recommend any action to our stockholders that would:

      --   impose limits on the legal rights of Transocean,

      -- involve the issuance of specified warrants, rights, capital stock or other securities, excluding the rights described under "Preferred Stock--Stockholder Rights Plan,"

      -- deny any benefit to Transocean proportionately as holders of any class of voting securities generally, or

      -- alter voting or other rights of holders of any class of voting securities so that those rights are determined with reference to the amount of voting securities held by Transocean.

  LIMITATION ON LIABILITY OF DIRECTORS

     Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

      -- any breach of the director's duty of loyalty to our company or our stockholders,

      -- any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

      -- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

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

      -- any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

  ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS

     Some provisions of our amended and restated certificate of incorporation and bylaws could make the following more difficult:

      -- acquisition of control of us by means of a proxy contest or otherwise, or

      --   removal of our incumbent officers and directors.

These provisions, as well as our stockholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

TRANSACTIONS AND CORPORATE OPPORTUNITIES

     Our amended and restated certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, Transocean and some of our directors and officers in anticipation of the following:

      -- directors, officers and/or employees of Transocean serving as our directors and/or officers,

      -- Transocean engaging in lines of business that are the same as, or similar to, our lines of business,

      -- Transocean having an interest in the same areas of corporate opportunity as we have, and

      -- we and Transocean engaging in material business transactions, including transactions pursuant to the various agreements related to our separation from Transocean described elsewhere in this prospectus.

     We may enter into agreements with Transocean to engage in any transaction. We may also enter into agreements with Transocean to compete or not to compete with each other, including agreements to allocate, or to cause our and its respective directors, officers and employees to allocate, opportunities between Transocean and us and have done so in the master separation agreement. Our amended and restated certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of Transocean, as the controlling stockholder of our company, or of a director, officer or employee of our company or Transocean. Neither Transocean nor any of our directors, officers or employees who are also directors, officers or employees of Transocean are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of Transocean in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which Transocean and our officers and directors who are also Transocean's directors, officers or employees must comply.

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

     Under our amended and restated certificate of incorporation, Transocean has no duty to refrain from engaging in activities or lines of business similar to ours or from doing business with any of our clients, customers or vendors and, except as discussed in the above paragraph, neither Transocean nor any of its officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of any of these activities. In addition, if Transocean or a director or officer of our company who is also a director, officer or employee of Transocean acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both our company and Transocean, then neither Transocean nor any such person will have a duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that Transocean pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us, so long as Transocean or a director or officer of Transocean, as the case may be, acts in a manner consistent with the following policy: A corporate opportunity offered to Transocean or to any person who is an officer or director of our company and who is also an officer, director or employee of Transocean will belong to Transocean, unless the opportunity was expressly offered in writing to Transocean solely in its capacity as a stockholder of our company or to that person solely in his or her capacity as a director or officer of our company.

     By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Beginning at the time that Transocean ceases to own at least a majority of the voting power of our outstanding voting stock, these provisions may not be amended or repealed except by the vote of the holders of 80% of the voting power of our outstanding shares of voting stock.

DELAWARE BUSINESS COMBINATION STATUTE

     We have expressly elected not to be subject to Section 203 of the Delaware General Corporation Law, which is described below. However, our stockholders can amend our amended and restated certificate of incorporation and bylaws to elect to be subject to Section 203. Our amended and restated certificate of incorporation provides that as long as Transocean owns, directly or indirectly, a majority of the voting power of our outstanding common stock, Transocean may act by written consent in lieu of a meeting. Thus, Transocean, as a controlling stockholder, may cause such an election without a meeting of stockholders.

     Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

      -- prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

      -- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

      -- on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, "interested stockholder" means:

      -- any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting

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

           stock of the corporation at any time within three years immediately prior to the date of determination, and

      --   the affiliates and associates of any such person.

     If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. The restrictions on business combinations set forth in Section 203 are not applicable to Transocean so long as Transocean holds 15% or more of our common stock. Our board has also, to the extent allowed by law, approved in advance any transfer of shares by Transocean which would result in a direct transferee otherwise becoming an interested person under the statute. Because we are not currently subject to Section 203, Transocean, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to the third party.

LISTING OF CLASS A COMMON STOCK

     We have applied for the listing of our Class A common stock on the New York Stock Exchange under the symbol "THE."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is The Bank of New York.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our Class A common stock. The market price of our Class A common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.


     After this offering, we will have 12,000,000 shares of our Class A common stock and 48,000,000 shares of our Class B common stock outstanding. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any. Transocean, Mr. Rask, Mr. O'Keefe and we have agreed with the underwriters not to offer or sell any shares of our common stock for a period of 155 days after the date of this prospectus, without the prior written consent of the underwriters, except for issuances described under "Underwriters."


     The shares of our common stock held by Transocean following this offering are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

     In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

      -- 1% of the total number of shares of common stock then outstanding, and

      -- the average weekly trading volume of the common stock during the four weeks before the stockholder files a notice of sale with the SEC.

     Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

     We have granted Transocean registration rights with respect to our shares it will hold after this offering. Please read "Relationship Between Us and Transocean--Registration Rights Agreement."

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                        MATERIAL U.S. FEDERAL INCOME TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS

GENERAL

     The following general discussion sets forth the opinion, insofar as concerns conclusions of law, of Baker Botts L.L.P. with respect to the expected material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a Non-U.S. Holder. Generally, for purposes of this discussion a "Non-U.S. Holder" is a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a particular calendar year if he or she (1) is not a U.S. citizen, (2) has at no time during that calendar year been a permanent U.S. resident and (3) is not present in the United States a specified number of days in the current year and the prior two years or, if he or she is present in the United States for the requisite number of days, other specified conditions do not exist. A foreign estate or a foreign trust is an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from Class A common stock. Different rules apply for U.S. federal estate tax purposes. See "--Federal Estate Taxes" below.

     The following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of U.S. federal taxation other than income and estate taxation, and does not address all aspects of U.S. federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of U.S. federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, or a person whose functional currency is not the U.S. dollar. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. In addition, this discussion does not address state, local or non-U.S. tax consequences that might be relevant to a Non-U.S. Holder and does not address the applicability or effect of any specific tax treaty.

     The opinion of Baker Botts L.L.P. is not binding on the U.S. Internal Revenue Service (the "IRS") or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. Prospective purchasers of our Class A common stock are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences, as well as non-U.S. tax consequences, of acquiring, holding and disposing of shares of our Class A common stock.

DIVIDENDS

     In general, if we were to make distributions with respect to our Class A common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that exceeds our current or accumulated earnings and profits will first be applied in reduction of the Non-U.S. Holder's basis in our Class A common stock, and to the extent the distribution exceeds the Non-U.S. Holder's basis, the excess will be treated as gain from the disposition of our Class A common stock.

     Subject to the discussion below, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the United States has an income tax treaty and if the Non-U.S. Holder satisfies specified procedural requirements. A Non-U.S. Holder generally must provide IRS Form W-8BEN or a successor form to the payor of dividends in order to be eligible to claim the benefits of a U.S. income tax treaty obligation. In the case of dividend payments outside the United States to an offshore account, as specified by applicable U.S. Treasury regulations (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), the Non-U.S. Holder will be eligible, unless the withholding agent actually knows or has reason to know otherwise, to claim treaty benefits by providing other specified documentary evidence instead of IRS Form W-8BEN. However, this other specified documentary evidence will be acceptable only as long as our Class A common stock is actively traded on an established financial market, as specified by applicable U.S. Treasury regulations (for example, the NYSE).


     Withholding generally will not apply in respect of dividends if the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and, in the case of dividends to which an income tax treaty applies (and which so requires as a condition for subjecting a Non-U.S. Holder to U.S. taxation on a net income basis), the dividends are also attributable to a permanent establishment (or a fixed base through which specified personal services are performed) maintained by the Non-U.S. Holder in the United States. To claim relief from withholding on this basis, a Non-U.S. Holder generally must provide IRS Form W-8ECI or a successor form to the payor of dividends. Any such dividends received by a Non-U.S. Holder are subject to U.S. federal income tax on a net income basis (that is, after any applicable deductions) at applicable graduated individual or corporate rates. A Non-U.S. Holder that is a corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder eligible for a reduced rate of withholding of U.S. federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of our Class A common stock (including a redemption of our Class A common stock treated as a sale for U.S. federal income tax purposes), except in the following circumstances:

      -- the gain is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder,

      -- the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition, and either the individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States (the "183-day rule"),

      -- the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to some U.S. expatriates (including former citizens or residents of the United States), or

      -- we are or have been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

     The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition will be treated as a U.S. resident for U.S. federal income tax purposes and therefore will be subject to U.S. federal income tax at graduated rates applicable to individuals who are U.S. residents. If the 183-day rule applies, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by specified U.S. source capital losses realized during the same taxable year. The rules regarding taxation of gain of taxpayers to whom the 183-day rule applies are complicated, and Non-U.S. Holders should consult their tax advisers with regard to any potential application of this rule.

     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future. If we nevertheless did become a U.S. real property holding corporation then, among other circumstances, an exemption would generally apply to a Non-U.S. holder who at no time actually or constructively owned more than 5% of the outstanding Class A common stock, assuming the Class A common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

     Gains that are effectively connected with a Non-U.S. Holder's conduct of a trade or business within the United States are subject to U.S. federal income tax on a net income basis (that is, after any applicable deductions) at applicable graduated individual or corporate rates. However, if under an applicable income tax treaty such gains are not attributable to a permanent establishment (or a fixed base through which specified personal services are performed) maintained by the Non-U.S. Holder in the United States, the gains may be exempt from tax under the treaty. A Non-U.S. Holder that is a corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Non-U.S. Holders are generally exempt from backup withholding and information reporting requirements with respect to:

      --   dividend payments, and

      -- the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker,

     if one of the following two conditions is satisfied:

        -- the payor or broker does not have actual knowledge or a reason to know that a Non-U.S. Holder is a United States person and such Non-U.S. Holder has furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form certifying, under penalties of perjury, status as a non-United States person, or

        --   a Non-U.S. Holder otherwise establishes an exemption.

     However, we and other payors are required to report the entire amount of any distribution made with respect to our Class A common stock (regardless of whether the distribution is treated as a dividend) on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. This information may also be made available to tax authorities in the Non-U.S. Holder's country of residence.

     Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. For this purpose, a sale of common stock will not be considered effected at a foreign office of a broker if:

      -- the proceeds are transferred to an account maintained in the United States,

      -- the payment of proceeds or the confirmation of the sale is mailed to a United States address, or

      -- the sale has some other specified connection with the United States, as provided in U.S. Treasury regulations.

     In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

      --   a United States person,

      --   a controlled foreign corporation for U.S. tax purposes,

      -- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

      --   a foreign partnership, if at any time during its tax year:

        -- one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

        --   it is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or a reason to know that a Non-U.S. Holder is a United States person and specified documentation requirements are met or a Non-U.S. Holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that a Non-U.S. Holder is a United States person.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against that Non-U.S. Holder's U.S. federal income tax liability if the requisite procedures are followed.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who is treated as the owner of Class A common stock at the time of his or her death generally will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax on that value, unless an applicable tax treaty provides otherwise. For U.S. federal estate tax purposes, a "Non-U.S. Holder" is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for U.S. estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

     Recently enacted legislation reduces the maximum federal estate tax rate over an eight-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, UBS Securities LLC and Simmons & Company, International are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

                                                                 NUMBER
NAME                                                           OF SHARES
----                                                           ----------
Morgan Stanley & Co. Incorporated...........................
Banc of America Securities LLC..............................
Citigroup Global Markets Inc. ..............................
Credit Suisse First Boston LLC..............................
UBS Securities LLC..........................................
Simmons & Company, International............................
                                                               ----------
          Total.............................................   12,000,000
                                                               ==========

     The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of customary legal matters by their counsel and to customary other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any shares are taken.

     The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to dealers at a price that
represents a concession not in excess of $          a share under the initial
public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Transocean has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,800,000 additional shares of Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to public would be $     , the total underwriters' discounts and
commissions would be $          and total proceeds to the selling stockholders
would be $     .

     We estimate expenses payable by Transocean in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $5.5 million. The underwriters have agreed to reimburse Transocean for certain expenses in connection with this offering.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

     We have applied to list our Class A common stock on the New York Stock Exchange under the symbol "THE." The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more shares so as to meet the distribution requirements of this listing.

     We, Mr. Rask and Mr. O'Keefe, as well as Transocean and Transocean Holdings, as our sole stockholders, have agreed that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 155 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock,

whether any such transaction described above is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise.

     The restrictions described in the paragraph above do not apply to:

      -- the sale of any shares of Class A common stock to the underwriters pursuant to the underwriting agreement,

      -- any distribution of shares of our common stock by Transocean to the holders of its ordinary shares by means of a distribution or exchange offer in a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code,


      -- any issuance of our common stock or other securities pursuant to Transocean's subscription rights described in this prospectus,



      -- any private sales by Transocean of our common stock or other securities, or transfers as bona fide gifts or by will or intestacy by Mr. Rask or Mr. O'Keefe, in which the purchaser or person receiving the shares agrees to be bound by the restrictions described in the paragraph above,


      -- the reclassification of shares of our common stock into Class B Common Stock as described in this prospectus,

      -- the exchange of our notes payable to Transocean for newly issued shares of our common stock, as described in this prospectus,

      -- transactions relating to shares of Class A common stock or other securities acquired in this offering or in open market transactions after the closing of this offering, and

      -- grants pursuant to the employee benefit plans described in this prospectus.

     In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Affiliates of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC participate in our revolving credit facility and receive customary compensation. From time to time, some of the underwriters have provided, and continue to provide, investment banking and other services to us and the selling stockholders for which they receive customary fees and commissions. Affiliates of some of the underwriters are creditors of either or both of the selling stockholders under existing credit facilities or pursuant to other extensions of credit. Proceeds received by the selling stockholders in this offering may be used to repay, in whole or in part, amounts owing to those creditors.

     The underwriters and we have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiations between Transocean and the representatives. The factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our cash flow, asset values, market prices of securities and other financial and operating information in recent periods, and the cash flows, asset values, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range listed on the cover page of this preliminary prospectus may change as a result of market conditions and other factors.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the Class A common stock offered by this prospectus will be passed on for us by Baker Botts L.L.P., Houston, Texas and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of TODCO (formerly R&B Falcon Corporation and Subsidiaries) at December 31, 2002 and 2001, and for the year ended December 31, 2002, for the period from February 1, 2001 to December 31, 2001 and for the period from January 1, 2001 to January 31, 2001 and for the year ended December 31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the securities offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as "the registration statement."

     As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1 (800) 732-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

                             TODCO AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              REFERENCE
                                                              ---------
Report of Ernst & Young LLP, Independent Auditors...........     F-2
Consolidated Balance Sheets at December 31, 2001 and 2002...     F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 2000 and 2002, the One Month Ended January
  31, 2001 and the Eleven Months Ended December 31, 2001....     F-4
Consolidated Statements of Comprehensive Loss for the Years
  Ended December 31, 2000 and 2002, the One Month Ended
  January 31, 2001 and the Eleven Months Ended December 31,
  2001......................................................     F-5
Consolidated Statements of Equity for the Years Ended
  December 31, 2000 and 2002, the One Month Ended January
  31, 2001 and the Eleven Months Ended December 31, 2001....     F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000 and 2002, the One Month Ended January
  31, 2001 and the Eleven Months Ended December 31, 2001....     F-7
Notes to Consolidated Financial Statements..................     F-8
Schedule II--Valuation and Qualifying Accounts for the Years
  Ended December 31, 2000 and 2002, the One Month Ended
  January 31, 2001, and the Eleven Months Ended December 31,
  2001......................................................    F-43
Unaudited Condensed Consolidated Balance Sheets at December
  31, 2002 and September 30, 2003...........................    F-44
Unaudited Condensed Consolidated Statements of Operations
  for the Nine Months Ended September 30, 2002 and 2003.....    F-45
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Nine Months Ended September 30, 2002 and 2003.....    F-46
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................    F-47

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
TODCO and Subsidiaries

     We have audited the accompanying Post-Transocean Merger consolidated balance sheets of TODCO and Subsidiaries as of December 31, 2002 and 2001 and the related Post-Transocean Merger consolidated statements of operations, comprehensive loss, equity and cash flows for the year ended December 31, 2002 and the period from February 1, 2001 to December 31, 2001, and the related Pre-Transocean Merger consolidated statements of operations, comprehensive loss, equity and cash flows for the period from January 1, 2001 to January 31, 2001 and the year ended December 31, 2000. Our audits also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Post-Transocean Merger consolidated financial position of TODCO and Subsidiaries at December 31, 2002 and 2001, and the Post-Transocean Merger consolidated results of their operations and their cash flows for the year ended December 31, 2002 and the period from February 1, 2001 to December 31, 2001, and the Pre-Transocean Merger consolidated results of their operations and their cash flows for the period from January 1, 2001 to January 31, 2001 and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Notes 1 and 4 to the consolidated financial statements, effective January 31, 2001, the Company completed a merger transaction resulting in a change of control and a new basis of accounting. In addition, as discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets" in 2002.

                                       /s/ ERNST & YOUNG LLP

Houston, Texas
January 27, 2003,
     except for Notes 1, 12 and 23, as to
     which the date is September 9, 2003

                               TODCO AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS

                                                               POST-TRANSOCEAN MERGER
                                                              ------------------------
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                2002            2001
                                                              ---------       --------
                                                                (IN MILLIONS, EXCEPT
                                                                    SHARE DATA)
                                        ASSETS
Cash and cash equivalents...................................  $      --       $   15.0
Accounts receivable
  Trade.....................................................       40.8           61.7
  Related party.............................................      345.7          194.7
  Other.....................................................       13.4           15.2
Interest receivable--related party..........................        1.7           11.0
Materials and supplies......................................        4.9            4.9
Other current assets........................................       17.5           14.0
Current assets related to discontinued operations...........      152.9          286.7
                                                              ---------       --------
          Total current assets..............................      576.9          603.2
                                                              ---------       --------
Property and equipment......................................      871.6          858.2
Less accumulated depreciation...............................      165.2           80.4
                                                              ---------       --------
  Property and equipment, net...............................      706.4          777.8
                                                              ---------       --------
Goodwill, net...............................................         --        1,745.6
Notes receivable--related party.............................         --          425.0
Investments in and advances to joint ventures...............       79.7           81.8
Other assets................................................       21.6           45.2
Non-current assets related to discontinued operations.......      842.6        5,160.2
                                                              ---------       --------
          Total assets......................................  $ 2,227.2       $8,838.8
                                                              =========       ========

                         LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable
  Trade.....................................................  $    11.6       $   17.1
  Related party.............................................       70.1          139.9
Accrued income taxes........................................       22.5           32.7
Debt due within one year....................................       15.5             --
Debt due within one year--related party.....................      100.0             --
Interest payable--related party.............................        5.7            0.6
Other current liabilities...................................       49.8           58.3
Current liabilities related to discontinued operations......      102.6          132.2
                                                              ---------       --------
          Total current liabilities.........................      377.8          380.8
                                                              ---------       --------
Long-term debt..............................................       25.2        1,538.0
Long-term debt--related party...............................      980.1           55.0
Deferred income taxes.......................................       67.1           75.0
Other long-term liabilities.................................        5.0            0.8
Non-current liabilities related to discontinued
  operations................................................      210.1          292.7
                                                              ---------       --------
          Total long-term liabilities.......................    1,287.5        1,961.5
                                                              ---------       --------
Commitments and contingencies
Common stock, $0.01 par value, 1,200,000 shares authorized,
  1,000,000 shares issued and outstanding at December 31,
  2002 and 2001.............................................         --             --
Additional paid-in capital..................................    6,276.4        6,652.9
Accumulated other comprehensive loss........................       (2.0)          (2.3)
Retained deficit............................................   (5,712.5)        (154.1)
                                                              ---------       --------
          Total shareholder's equity........................      561.9        6,496.5
                                                              ---------       --------
          Total liabilities and shareholder's equity........  $ 2,227.2       $8,838.8
                                                              =========       ========

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                                             ----------------------------   --------------------------
                                                                            ELEVEN MONTHS    ONE MONTH
                                                              YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                                             DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                                                 2002           2001           2001           2000
                                                             ------------   -------------   -----------   ------------
                                                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES.........................................   $    187.8      $  441.0        $  48.5       $ 406.1
COSTS AND EXPENSES
  Operating and maintenance................................        193.7         273.6           23.2         317.4
  Operating and maintenance--related party.................          9.1           9.1             --            --
  Depreciation.............................................         91.9          96.5            6.3          73.3
  Goodwill amortization....................................           --          42.9             .2           2.2
  General and administrative...............................          2.1           4.7           60.8          33.5
  General and administrative--related party................          9.7           2.0             --            --
  Impairment loss on long-lived assets.....................        399.4           1.1           64.0            --
  (Gain) loss on disposal of assets, net...................         (1.0)         (3.3)          (0.4)          1.0
                                                              ----------      --------        -------       -------
                                                                   704.9         426.6          154.1         427.4
OPERATING INCOME (LOSS)....................................       (517.1)         14.4         (105.6)        (21.3)
OTHER INCOME (EXPENSE), NET
  Equity in loss of joint ventures.........................         (2.7)         (0.9)            --          (0.8)
  Interest income..........................................          3.0           4.9            1.4          35.3
  Interest income--related party...........................         33.6          16.2            0.2           3.3
  Interest expense, net of amounts capitalized.............        (22.4)        (88.2)         (19.8)       (216.9)
  Interest expense--related party..........................        (79.7)        (36.8)            --            --
  Loss on retirement of debt...............................        (18.8)        (27.5)            --            --
  Other, net...............................................          0.3          (0.4)           0.3           1.2
                                                              ----------      --------        -------       -------
                                                                   (86.7)       (132.7)         (17.9)       (177.9)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES,
  MINORITY INTEREST AND CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE.....................................       (603.8)       (118.3)        (123.5)       (199.2)
Income tax benefit.........................................        (74.6)        (21.6)         (33.4)        (67.3)
Minority interest..........................................         (0.1)           --             --            --
                                                              ----------      --------        -------       -------
LOSS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF
  A CHANGE IN ACCOUNTING PRINCIPLE.........................       (529.1)        (96.7)         (90.1)       (131.9)
DISCONTINUED OPERATIONS:
  (Loss) income from operations of discontinued segment....       (480.8)        (12.1)           2.7         214.0
  Income tax expense.......................................         27.6          44.6            1.2         103.7
  Minority interest........................................          3.7           0.7            0.7          28.7
                                                              ----------      --------        -------       -------
    Net (loss) income from discontinued operations before
      cumulative effect of a change in accounting
      principle............................................       (512.1)        (57.4)           0.8          81.6
LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE................................................     (1,041.2)       (154.1)         (89.3)        (50.3)
Cumulative effect of a change in accounting
  principle -- continuing operations.......................     (1,363.7)           --             --            --
Cumulative effect of a change in accounting principle --
  discontinued operations..................................     (3,153.3)           --             --            --
                                                              ----------      --------        -------       -------
NET LOSS...................................................     (5,558.2)       (154.1)         (89.3)        (50.3)
Preferred stock dividends and accretion....................           --            --             --         206.8
                                                              ----------      --------        -------       -------
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS.................   $ (5,558.2)     $ (154.1)       $ (89.3)      $(257.1)
                                                              ==========      ========        =======       =======
NET LOSS PER COMMON SHARE BASIC AND DILUTED
  Continuing operations after preferred stock dividends....   $  (529.10)     $ (96.70)       $ (0.43)      $ (1.72)
  Discontinued operations..................................      (512.10)       (57.40)          0.01          0.41
  Cumulative effect of a change in accounting principle....    (4,517.00)           --             --            --
                                                              ----------      --------        -------       -------
    Net loss per common share basic and diluted............   $(5,558.20)     $(154.10)       $ (0.42)      $ (1.31)
                                                              ==========      ========        =======       =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic and diluted........................................          1.0           1.0          211.3         196.6
                                                              ----------      --------        -------       -------

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                       POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                    ----------------------------   --------------------------
                                                   ELEVEN MONTHS    ONE MONTH
                                     YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                        2002           2001           2001           2000
                                    ------------   -------------   -----------   ------------
                                                          (IN MILLIONS)
Net loss..........................   $(5,558.2)       $(154.1)        $(89.3)       $(50.3)
                                     ---------        -------         ------        ------
Other comprehensive income (loss),
  net of tax
  Change in share of unrealized
     loss in unconsolidated joint
     venture's accumulated other
     comprehensive loss...........         0.3           (2.3)            --            --
  Change in unrealized gain (loss)
     on securities held for
     sale.........................          --           (0.2)          (0.1)          0.3
                                     ---------        -------         ------        ------
  Other comprehensive income
     (loss).......................         0.3           (2.5)          (0.1)          0.3
                                     ---------        -------         ------        ------
Total comprehensive loss..........   $(5,557.9)       $(156.6)        $(89.4)       $(50.0)
                                     =========        =======         ======        ======

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EQUITY

                                                                          ACCUMULATED
                                                                             OTHER
                                          COMMON STOCK      ADDITIONAL   COMPREHENSIVE   RETAINED
                                       ------------------    PAID-IN        INCOME       EARNINGS      UNEARNED      TOTAL
                                        SHARES     AMOUNT    CAPITAL        (LOSS)       (DEFICIT)   COMPENSATION    EQUITY
                                       ---------   ------   ----------   -------------   ---------   ------------   --------
                                                                           (IN MILLIONS)
PRE-TRANSOCEAN MERGER
Balance at December 31, 1999.........    193.7      $1.9     $1,113.4        $  --       $    86.2      $(6.8)      $1,194.7
  Net loss...........................                                                        (50.3)                    (50.3)
  Preferred stock dividends,
    accretion and tender offer
    premium..........................                           (88.0)                      (118.8)                   (206.8)
  Purchase of assets.................      0.1                    4.8                                                    4.8
  Common stock offering..............     16.3       0.2        400.0                                                  400.2
  Contribution to employee savings
    plans............................      0.4                    7.1                                                    7.1
  Activity in stock plans............      1.3                   12.2                                     2.7           14.9
  Tax benefit from options
    exercised........................                             6.6                                                    6.6
  Exercise of warrants...............      0.2                    2.3                                                    2.3
  Unrealized gain on securities held
    for sale.........................                                          0.3                                       0.3
  Other..............................                            (0.3)                                                  (0.3)
                                        ------      ----     --------        -----       ---------      -----       --------
Balance at December 31, 2000.........    212.0       2.1      1,458.1          0.3           (82.9)      (4.1)       1,373.5
  Net loss...........................                                                        (89.3)                    (89.3)
  Activity in stock plans............      0.1                    6.3                                     4.1           10.4
  Change in unrealized gain on
    securities held for sale.........                                         (0.1)                                     (0.1)
  Contribution to employee savings
    plans............................                             0.6                                                    0.6
                                        ------      ----     --------        -----       ---------      -----       --------
Balance at January 31, 2001..........    212.1       2.1      1,465.0          0.2          (172.2)        --        1,295.1
-------------------------------------
POST-TRANSOCEAN MERGER
  Net loss...........................                                                       (154.1)                   (154.1)
  Merger with Transocean.............   (211.1)     (2.1)     5,178.9                        172.2                   5,349.0
  Tax benefit from options
    exercised........................                             9.0                                                    9.0
  Other comprehensive loss related to
    unconsolidated joint venture.....                                         (2.3)                                     (2.3)
  Change in unrealized gain on
    securities held for sale.........                                         (0.2)                                     (0.2)
                                        ------      ----     --------        -----       ---------      -----       --------
Balance at December 31, 2001.........      1.0        --      6,652.9         (2.3)         (154.1)        --        6,496.5
  Net loss...........................                                                     (5,558.2)                 (5,558.2)
  Net distributions to parent........                          (376.8)                                                (376.8)
  Tax benefit from options
    exercised........................                             0.3                                                    0.3
  Change in other comprehensive loss
    related to unconsolidated joint
    venture..........................                                          0.3                                       0.3
  Other..............................                                                         (0.2)                     (0.2)
                                        ------      ----     --------        -----       ---------      -----       --------
Balance at December 31, 2002.........      1.0      $ --     $6,276.4        $(2.0)      $(5,712.5)     $  --       $  561.9
                                        ======      ====     ========        =====       =========      =====       ========

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                                              ----------------------------   --------------------------
                                                                             ELEVEN MONTHS    ONE MONTH
                                                               YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                                                  2002           2001           2001           2000
                                                              ------------   -------------   -----------   ------------
                                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Net loss..................................................   $(5,558.2)      $  (154.1)       $(89.3)      $ (50.3)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Cumulative effect of a change in accounting principle...     4,517.0              --            --            --
    Depreciation............................................       169.3           209.6          17.7         187.7
    Goodwill amortization...................................          --           128.2           0.2           2.2
    Impairment loss on goodwill.............................       932.2              --            --            --
    Deferred income taxes...................................       (56.5)            1.3         (33.3)        (19.0)
    Equity in earnings of joint ventures....................        (3.6)          (11.5)         (0.4)         (2.5)
    Net (gain)/loss from disposal of assets.................         2.9            32.2            --        (176.8)
    Impairment loss on long-lived assets....................        55.4            27.8          64.0          35.9
    Amortization of debt fair value adjustments.............       (10.6)          (19.9)           --            --
    Deferred compensation...................................          --              --           9.8           3.7
    Deferred income, net....................................        (2.9)            6.3          (1.0)           --
    Deferred expenses, net..................................         0.7           (13.7)          1.5         (12.9)
    Loss from retirement of debt............................        18.8            27.5            --            --
    Changes in operating assets and liabilities, net of
      effects from the Transocean Merger
      Accounts receivable, net..............................       106.0            37.8         (20.1)        (66.3)
      Accounts payable and other current liabilities........       (45.5)         (121.7)        (14.3)         (4.5)
      Accounts receivable/payable to related party, net.....      (116.8)          (64.8)           --            --
      Income taxes receivable/payable, net..................        (7.9)           (3.9)          2.9          (6.0)
      Other, net............................................        13.8            17.6          26.6         (10.4)
                                                               ---------       ---------        ------       -------
Net cash provided by (used in) operating activities.........        14.1            98.7         (35.7)       (119.2)
                                                               ---------       ---------        ------       -------
CASH FLOWS FROM INVESTING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Capital expenditures......................................       (17.7)         (216.3)        (16.5)       (465.0)
  Proceeds from settlement of notes receivable from related
    party...................................................       518.0              --            --            --
  Decrease in cash dedicated to capital projects............          --              --            --         160.4
  Proceeds from disposal of assets, net.....................        53.4            90.6           0.2         265.2
  Sale of short-term investments............................          --              --            --         301.5
  Proceeds from sale of subsidiary, net.....................          --            85.6            --            --
  Purchase of minority interest in subsidiary...............          --              --         (34.7)           --
  Joint ventures and other investments, net.................         2.1            13.6          (1.9)         41.2
                                                               ---------       ---------        ------       -------
Net cash provided by (used in) investing activities.........       555.8           (26.5)        (52.9)        303.3
                                                               ---------       ---------        ------       -------
CASH FLOWS FROM FINANCING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Net proceeds from long-term debt with related party.......        47.3         1,245.0            --            --
  Repayments on other debt instruments......................       (38.6)       (1,516.3)         (8.1)        (20.4)
  Repayments on other debt instruments to related party.....      (529.2)             --            --            --
  Net proceeds from common stock offering...................          --              --            --         400.2
  Repurchase of preferred stock.............................          --              --            --        (480.1)
  (Increase) decrease in cash dedicated to debt service.....          --             3.7           2.7         (19.5)
  Cash of subsidiaries at disposition to affiliates.........       (10.4)             --            --            --
  Exchange offer consent payments...........................        (8.3)             --            --            --
  Other, net................................................         3.7            (1.1)          1.0          38.6
                                                               ---------       ---------        ------       -------
Net cash used in financing activities.......................      (535.5)         (268.7)         (4.4)        (81.2)
                                                               ---------       ---------        ------       -------
Net increase (decrease) in cash and cash equivalents........        34.4          (196.5)        (93.0)        102.9
Cash and cash equivalents at beginning of period--continuing
  operations and discontinued operations....................        68.5           265.0         358.0         255.1
                                                               ---------       ---------        ------       -------
Cash and cash equivalents at end of period--continuing
  operations and discontinued operations....................   $   102.9       $    68.5        $265.0       $ 358.0
                                                               =========       =========        ======       =======

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

     TODCO (formerly known as "R&B Falcon Corporation", together with its subsidiaries and predecessors, unless the context requires otherwise, the "Company," "we" or "our") is a leading provider of offshore and inland marine contract oil and gas drilling services. At December 31, 2002, the Company owned, had partial ownership interests in or operated 88 drilling rigs. As of this date, the Company's active fleet of drilling rigs consisted of nine drillships and semisubmersibles, 31 jackup rigs, 31 barge rigs, three submersible rigs and two platform rigs as well as nine land rigs and three lake barge rigs in Venezuela. The Company contracts its drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. The Company wound up its turnkey operations in the second quarter of 2001 and no longer provides turnkey services.

     Intercompany transactions and accounts have been eliminated. The equity method of accounting is used for investments in joint ventures where the Company's ownership is between 20 percent and 50 percent and for investments in joint ventures owned more than 50 percent where the Company does not have control of the joint venture. The cost method of accounting is used for investments in joint ventures where the Company's ownership is less than 20 percent and the Company does not have control of the joint venture.

     Effective January 31, 2001, the merger transaction between the Company and Transocean Inc. ("Transocean", formerly known as Transocean Sedco Forex Inc.) was completed (the "Transocean Merger"). A change of control occurred and the Company became an indirect wholly owned subsidiary of Transocean. See Note 4. The merger was accounted for as a purchase with Transocean as the accounting acquiror. Accordingly, the purchase price was allocated to the assets and liabilities of the Company based on estimated fair values as of January 31, 2001 with the excess accounted for as goodwill. The purchase price adjustments were "pushed down" to the consolidated financial statements of the Company, which affects the comparability of the consolidated financial statements for periods before and after the Transocean Merger. The accompanying financial statements for the periods ended on or before January 31, 2001 were prepared using the Company's historical basis of accounting and are designated as "Pre-Transocean Merger." The accompanying consolidated financial statements for the periods subsequent to January 31, 2001 include the effects of the Transocean Merger and are designated as "Post-Transocean Merger."

     Transocean previously announced plans to divest of its Gulf of Mexico shallow and inland water ("Shallow Water") business through an initial public offering of the Company. As of June 30, 2003, the Company had substantially completed the transfer to Transocean of all assets not related to its Shallow Water business ("Transocean Assets"), including the transfer of all revenue-producing assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in the Company's historical financial statements and the notes thereto. The Company's historical financial statements and the notes thereto have been restated for the effect of discontinued operations for all periods presented, except for the statement of cash flows and related Note 11 for which restatement is not required. See Note 23.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Estimates--The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, materials and supplies obsolescence, investments, intangible assets and goodwill, property and equipment and other long-lived assets, income taxes, workers' insurance, pensions and other post-retirement and employment benefits and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the

                             TODCO AND SUBSIDIARIES
results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

     Cash and Cash Equivalents--Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less. Generally, the maturity date of the Company's cash equivalent investments is the next business day.

     Accounts and Notes Receivable--Accounts receivable trade are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts receivable. Interest receivable on delinquent accounts receivable is included in the accounts receivable trade balance and recognized as interest income when chargeable and collectibility is reasonably assured. Notes receivable, included in long-term receivable-related party and investments in and advances to joint ventures, are carried at their historical carrying amount net of write-offs and allowance for loan loss. Interest income on notes receivable, which is included in interest receivable-related party, is accrued and recognized as interest income monthly on the unimpaired loan balance. The Company's notes receivable do not have premiums or discounts associated with their balances. Uncollectible loans and accounts receivable trade are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

     Allowance for Doubtful Accounts--The Company establishes an allowance for doubtful accounts receivable on a case-by-case basis when it believes the required payment of specific amounts owed is unlikely to occur. This allowance was $6.7 million and $8.8 million at December 31, 2002 and 2001, respectively. An allowance for loan loss is established when events or circumstances indicate that both the contractual interest and principal for a note receivable are not fully collectible. A loan is considered delinquent when principal and/or interest payments have not been made in accordance with the payment terms of the loan. Collectibility is determined based on estimated future cash flows discounted at the respective loan's effective interest rate with the excess of the loan's total contractual interest and principal over the estimated discounted future cash flows recorded as an allowance for loan loss. There was no allowance for loan loss at December 31, 2002 and 2001.

     Materials and Supplies--Materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence. Such allowance was $0.2 million at December 31, 2001. There was no allowance for obsolescence at December 31, 2002.

     Property and Equipment--Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 32 percent of the Company's total assets at December 31, 2002. The carrying values of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of the Company's rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Company generally provides for depreciation using the straight-line method after allowing for salvage values. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expense as incurred. Upon sale or other disposition to third parties, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

     As a result of the Transocean Merger, property and equipment were adjusted to fair value and the Company conformed its policies relating to estimated rig lives and salvage values to Transocean's policies. Estimated useful lives of drilling units now range from 18 to 35 years, reflecting maintenance history and market demand for these drilling units, buildings and improvements from 10 to 30 years and machinery and equipment from four to 12 years. Prior to the Transocean Merger, estimated useful lives ranged from three to 30 years. Depreciation expense for the eleven months ended December 31, 2001 increased approximately

                             TODCO AND SUBSIDIARIES

$36.9 million as a result of conforming these policies, primarily due to a decrease in the useful lives of the inland barges.

     Assets Held for Sale--Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 144, Accounting for Impairment or Disposal of Long-Lived Assets. Prior to the Company's adoption of SFAS 144 (see "--New Accounting Pronouncements"), certain assets were classified as held for sale under SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Effective with the Transocean Merger, the Company established a plan to sell certain assets that were considered non-core to Transocean's business with the disposition of these assets expected to be complete by December 31, 2002. These assets included certain drilling rigs, surplus equipment and an office building. At December 31, 2001, the Company had assets held for sale in the amount of $43.1 million that were included in other assets. At December 31, 2002, the Company had either disposed of these non-core assets or reclassified them to property and equipment in accordance with SFAS 144.

     Goodwill--Prior to the adoption of SFAS 142, Goodwill and Other Intangible Assets (see "--New Accounting Pronouncements"), the excess of the purchase price over the estimated fair value of net assets acquired was accounted for as goodwill and was amortized on a straight-line basis over a 40-year life. The amortization period was based on the nature of the offshore drilling industry and the Company's long-lived drilling equipment.

     During the first quarter of 2002, the Company implemented SFAS 142 and performed the initial test of impairment of goodwill. The test was applied utilizing the estimated fair value of the Company as of January 1, 2002 and was determined based on a combination of the Company's discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. Because of deterioration in the Gulf of Mexico shallow and inland water market sector since the completion of the Transocean Merger, a $1,363.7 million impairment of goodwill was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002. Additionally, due to a general decline in market conditions and other factors, the Company recognized a $3,153.3 million impairment of goodwill related to discontinued operations, which was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002.

     During the fourth quarter of 2002, the Company performed its annual test of goodwill impairment. Due to a general decline in market conditions, the Company recognized a non-cash impairment charge of $381.9 million. After giving effect to the goodwill write-downs, the Company had no goodwill balance as of December 31, 2002.

                             TODCO AND SUBSIDIARIES

     Net loss for the year ended December 31, 2002, the eleven months ended December 31, 2001, the one month ended January 31, 2001 and the year ended December 31, 2000, adjusted for goodwill amortization, was as follows (in millions):

                                       POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                    ----------------------------   --------------------------
                                                   ELEVEN MONTHS    ONE MONTH
                                     YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                        2002           2001           2001           2000
                                    ------------   -------------   -----------   ------------
Reported net loss before
  cumulative effect of a change in
  accounting principle............   $(1,041.2)       $(154.1)        $(89.3)       $(50.3)
Add back: goodwill amortization...          --           42.9            0.2           2.2
                                     ---------        -------         ------        ------
Adjusted reported net loss before
  cumulative effect of a change in
  accounting principle............    (1,041.2)        (111.2)         (89.1)        (48.1)
Cumulative effect of a change in
  accounting principle............    (4,517.0)            --             --            --
                                     ---------        -------         ------        ------
Adjusted net loss.................   $(5,558.2)       $(111.2)        $(89.1)       $(48.1)
                                     =========        =======         ======        ======

                                       POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                    ----------------------------   --------------------------
                                                   ELEVEN MONTHS    ONE MONTH
                                     YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                        2002           2001           2001           2000
                                    ------------   -------------   -----------   ------------
Basic and diluted loss per share
Reported net loss applicable to
  common shareholders before
  cumulative effect of a change in
  accounting principle............   $(1,041.20)     $(154.10)        $(0.42)       $(1.31)
Add back: goodwill amortization...           --         42.90             --          0.01
                                     ----------      --------         ------        ------
Adjusted reported net loss before
  cumulative effect of a change in
  accounting principle............    (1,041.20)      (111.20)         (0.42)        (1.30)
Cumulative effect of a change in
  accounting principle............    (4,517.00)           --             --            --
                                     ----------      --------         ------        ------
Adjusted net loss per share basic
  and diluted.....................   $(5,558.20)     $(111.20)        $(0.42)       $(1.30)
                                     ==========      ========         ======        ======

     Impairment of Long-Lived Assets--The carrying value of long-lived assets, principally goodwill and property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Property and equipment held for sale are recorded at the lower of net book value or net realizable value. See Note 10. Prior to January 1, 2002, recoverability of goodwill was determined based upon a comparison of the Company's net book value to the undiscounted cash flows associated with the related assets. See "--Goodwill" and "--New Accounting Pronouncements".

                             TODCO AND SUBSIDIARIES

     Operating Revenues and Expenses--Operating revenues are recognized as earned, based on contractual daily rates or on a fixed price basis. Although the Company ceased providing turnkey drilling services in 2001, turnkey profits were recognized on completion of the well and acceptance by the customer. Events occurring after the date of the financial statements and before the financial statements are issued that are within the normal exposure and risk aspects of the turnkey contracts are considered refinements of the estimation process of the prior year and are recorded as adjustments at the date of the financial statements. Provisions for losses are made on contracts in progress when losses are anticipated. In connection with drilling contracts, the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with contracted mobilizations, revenues earned and related costs incurred are deferred and recognized over the primary contract term of the drilling project for contracts that have a primary contract term of two months or longer and where such amounts are material. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reflected in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated remaining useful life of the asset. The Company incurs periodic survey and drydock costs in connection with obtaining regulatory certification to operate its rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized over the period until the next survey.

     Derivative Instruments and Hedging Activities--The Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001. Because of the Company's limited use of derivatives to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, the adoption of the new statement had no effect on the Company's results of operations or the consolidated financial position. See Note 7.

     Foreign Currency Translation--The Company accounts for translation of foreign currency in accordance with SFAS 52, Foreign Currency Translation. The majority of the Company's revenues and expenditures are denominated in U.S. dollars to limit the Company's exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of the Company's operations. Foreign currency translations and exchange gains and losses are included in other income (expense) as incurred. Net foreign currency exchange gains (losses) were $0.4 million, $(0.3) million and $0.3 million for the year ended December 31, 2002, the eleven months ended December 31, 2001 and the one month ended January 31, 2001, respectively. Net foreign currency exchange gains (losses) were not significant for the year ended December 31, 2000.

     Income Taxes--Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. See Note 12.

     Stock-Based Compensation--In accordance with the provisions of SFAS 123, Accounting for Stock-based Compensation, the Company has elected to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans through December 31, 2002. Under the intrinsic value method of APB 25, if the exercise price of employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. See Note 15.

                             TODCO AND SUBSIDIARIES

     If compensation expense had been determined consistent with SFAS 123, the Company's net loss and loss per share would have been increased to the following pro forma amounts (in millions, except per share amounts):

                                                                       PRE-TRANSOCEAN
                                           POST-TRANSOCEAN MERGER          MERGER
                                        ----------------------------   --------------
                                                       ELEVEN MONTHS
                                         YEAR ENDED        ENDED         YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                            2002           2001             2000
                                        ------------   -------------   --------------
Net loss applicable to common
  stockholders as reported............   $ (5,558.2)     $ (154.1)        $(257.1)
Deduct: total stock-based employee
  compensation expense under fair
  value based method for all awards,
  net of tax..........................          1.8           0.6            20.2
                                         ----------      --------         -------
Pro forma net loss applicable to
  common stockholders.................   $ (5,560.0)     $ (154.7)        $(277.3)
                                         ==========      ========         =======
Basic and diluted loss per share
  As reported.........................   $(5,558.20)     $(154.10)        $ (1.31)
  Pro forma...........................   $(5,560.00)     $(154.70)        $ (1.41)

     The pro forma effect on net loss for the one month ended January 31, 2001 was not significant. The pro forma net loss effects of applying SFAS 123 recognition of compensation expense for the periods shown above may not be representative of the effects on reported net income for future years.

     The fair value of each option grant under the R&B Falcon stock option plans for the year ended December 31, 2000 and the Transocean Incentive Plans for the eleven months ended December 31, 2001 and the year ended December 31, 2002 was estimated using the Black-Scholes options pricing model with the following weighted-average assumptions:

                                                                       PRE-TRANSOCEAN
                                           POST-TRANSOCEAN MERGER          MERGER
                                        ----------------------------   --------------
                                                       ELEVEN MONTHS
                                         YEAR ENDED        ENDED         YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                            2002           2001             2000
                                        ------------   -------------   --------------
Dividend yield........................       0.00%          0.30%            0.00%
Expected price volatility.............       50.7%          50.2%            65.2%
Risk-free interest rate...............       3.49%          4.25%            6.60%
Expected life of options (in years)...        3.9            4.1             10.0
Weighted-average fair value of options
  granted.............................     $12.24         $16.45           $12.62

     New Accounting Pronouncements--In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 15, 2001. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS 142 effective January 1, 2002 and selected October 1 as its annual test date for

                             TODCO AND SUBSIDIARIES
impairment of goodwill. In conjunction with the adoption of this statement, the Company has discontinued the amortization of goodwill. Application of the non-amortization provisions of SFAS 142 for goodwill resulted in an increase in operating income of approximately $47 million in 2002. During 2002, we recognized non-cash impairment charges of $1,745.6 million related to continuing operations as a result of the adoption and application of this statement. See "--Goodwill".

     In August 2001, the FASB issued SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS 144 supersedes SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the accounting and reporting provisions of SFAS 121 for recognition and measurement of long-lived asset impairment and for the measurement of long-lived assets to be disposed of by sale and the accounting and reporting provisions of APB 30. In addition to these fundamental provisions, SFAS 144 provides guidance for determining whether long-lived assets should be tested for impairment and specific criteria for classifying assets to be disposed of as held for sale. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the statement as of January 1, 2002. The adoption of this statement had no material effect on the Company's consolidated financial position or results of operations. See Note 10.

     In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the requirement under SFAS 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS 13 to require certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishment that do not meet the criteria for extraordinary item in APB 30. The statement is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company has adopted SFAS 145 effective January 1, 2002. The adoption of this statement did not have a material effect on the Company's consolidated financial position or results of operations.

     In July 2002, the FASB issued SFAS 146, Obligations Associated with Disposal Activities, which is effective for disposal activities initiated after December 15, 2002, with early application encouraged. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under this statement, a liability for a cost associated with an exit or disposal activity would be measured and recognized at its fair value when it is incurred rather than at the date of commitment to an exit plan. Also, severance pay would be recognized over time rather than up front provided the benefit arrangement requires employees to render future service beyond a minimum retention period, which would be based on the legal notification period, or if there is no such requirement, 60 days, thereby allowing a liability to be recorded over the employees' future service period. The Company will adopt SFAS 146 effective with disposal activities initiated after December 15, 2002. Management does not expect adoption of this statement to have a material effect on the Company's consolidated financial position or results of operations.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation--Transition and Disclosure, which is effective for fiscal years ending after December 15, 2002. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to permit two additional transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic method under APB 25. The prospective method of transition under SFAS 123 is an option for

                             TODCO AND SUBSIDIARIES
entities adopting the recognition provisions of SFAS 123 in a fiscal year beginning before December 15, 2003. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements concerning the method of accounting used for stock-based employee compensation and the effects of that method on reported results of operations. Under SFAS 148, pro forma disclosures are required in a specific tabular format in the "Summary of Significant Accounting Policies". The Company has adopted the disclosure requirements of this statement effective December 16, 2002. The adoption had no effect on the Company's consolidated financial position or results of operations. The Company adopted the fair value method of accounting for stock-based compensation using the prospective method of transition under SFAS 123 effective January 1, 2003. Assuming the Company completes its initial public offering in 2003 (see Notes 1 and 13), management expects compensation expense will increase approximately $3 million in 2003 as a result of adoption. See "--Stock-Based Compensation".

     In December 2002, the FASB issued Interpretation 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate adoption of this interpretation will have a significant impact on its consolidated financial position or results of operations.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires companies with a variable interest in a variable interest entity to apply this interpretation to that entity as of the beginning of the first interim period beginning after June 15, 2003 for existing interests and immediately for new interests. The application of this interpretation could result in the consolidation of a variable interest entity. The Company is currently evaluating the effects of adoption of this interpretation on its consolidated financial position and results of operations.

     Reclassifications--Certain reclassifications have been made to prior period amounts to conform with the current period's presentation.

                             TODCO AND SUBSIDIARIES

NOTE 3--OTHER COMPREHENSIVE INCOME (LOSS)

     The components of accumulated other comprehensive income (loss) are as follows (in millions):

                                                                      OTHER
                                                UNREALIZED        COMPREHENSIVE     TOTAL OTHER
                                                 GAINS ON        LOSS RELATED TO   COMPREHENSIVE
                                            AVAILABLE-FOR-SALE   UNCONSOLIDATED       INCOME
                                                SECURITIES        JOINT VENTURE       (LOSS)
                                            ------------------   ---------------   -------------
PRE-TRANSOCEAN MERGER
Balance at December 31, 1999..............        $  --               $  --            $  --
  Other comprehensive income..............          0.3                  --              0.3
                                                  -----               -----            -----
Balance at December 31, 2000..............          0.3                  --              0.3
  Other comprehensive loss................         (0.1)                 --             (0.1)
                                                  -----               -----            -----
Balance at January 31, 2001...............          0.2                  --              0.2
------------------------------------------------------------------------------------------------
POST-TRANSOCEAN MERGER
  Other comprehensive loss................         (0.2)               (2.3)            (2.5)
                                                  -----               -----            -----
Balance at December 31, 2001..............           --                (2.3)            (2.3)
  Other comprehensive income..............           --                 0.3              0.3
                                                  -----               -----            -----
Balance at December 31, 2002..............        $  --               $(2.0)           $(2.0)
                                                  =====               =====            =====

NOTE 4--TRANSOCEAN MERGER

     On August 19, 2000, the Company entered into an Agreement and Plan of Merger with Transocean, whereby each share of the Company's common stock would convert into 0.5 ordinary shares of Transocean. The Company's common shareholders approved the Transocean Merger at a special meeting on December 12, 2000. On January 31, 2001, the Transocean Merger was completed and the Company became an indirect wholly owned subsidiary of Transocean and a new board of directors was elected. In connection with the merger, Transocean assumed warrants and options exercisable for the Company's common stock prior to the Transocean Merger. At the merger date such warrants and options were exercisable for approximately 13 million Transocean ordinary shares.

     The purchase price of $6.7 billion was comprised of $6.1 billion market value of Transocean's ordinary shares issued in the merger and the estimated fair value of Transocean's stock options and warrants that replaced the Company's stock options and warrants at the time of the merger of $0.6 billion. The market capitalization of Transocean's ordinary shares was calculated using the average closing price of Transocean's ordinary shares for a period immediately before and after August 21, 2000, the date the merger was announced.

     In January 2001, in connection with the Transocean Merger, the Company recorded a pre-tax expense of approximately $58 million including: (1) a $19.6 million investment advisory fee, (2) $25.1 million of termination benefits to seven employees in accordance with employment contracts, and (3) a $9.5 million charge due to the acceleration of vesting of certain stock options and restricted stock grants previously awarded to certain employees. In addition, in connection with the Transocean Merger, the Company was required to dispose of its inland marine support vessel business, consisting primarily of shallow water tugs, crewboats and utility barges. As a result, the Company contributed its inland marine support vessel business to

                             TODCO AND SUBSIDIARIES
a joint venture, Delta Towing Holdings, LLC ("Delta Towing"), in return for secured contingent notes with a face value of $144.0 million and a 25 percent ownership interest in Delta Towing. The Company recorded a pre-tax charge of $64.0 million in January 2001, which is included in impairment loss on long-lived assets to reflect the fair value of the consideration received in the exchange. See Note 18.

     In conjunction with the Transocean Merger, the Company established a liability of $16.5 million for the estimated severance-related costs associated with the involuntary termination of 569 of the Company's employees pursuant to management's plan to consolidate operations and administrative functions and to dispose of the Venezuela operations post-merger. Included in the 569 planned involuntary terminations were 387 employees engaged in the Company's land drilling business in Venezuela. The Company has suspended active marketing efforts to divest this business and, as a result, reduced the estimated liability by $4.3 million in the third quarter of 2001 with an offset to goodwill. Through December 31, 2002, all required severance-related costs were paid to 182 employees whose positions were eliminated as a result of this plan.

NOTE 5--ASSET DISPOSITIONS

     The following is a summary of significant asset dispositions to unrelated third parties for the year ended December 31, 2002, eleven months ended December 31, 2001, the one month ended January 31, 2001 and the year ended December 31, 2000 (in millions):

                                                                              NET
                                                 DATE OF         NET       AFTER-TAX
DESCRIPTION OF ASSET                           DISPOSITION     PROCEEDS   GAIN (LOSS)
--------------------                          --------------   --------   -----------
  Land rig..................................    July 2002        $2.1        $  --
  Land rig..................................    March 2002        3.1         (0.4)
  Mobile offshore production units..........  February 2002       4.5         (0.5)
  Jackup rig................................     May 2001         4.0           --
  Land rig..................................  September 2001      9.0          1.3

                             TODCO AND SUBSIDIARIES

NOTE 6--DEBT

  THIRD PARTY DEBT

     Third party debt (excludes debt to Transocean and its affiliates), net of unamortized discounts, premiums and fair value adjustments, is comprised of the following (in millions):

                                                              POST-TRANSOCEAN
                                                                   MERGER
                                                              ----------------
                                                                DECEMBER 31,
                                                              ----------------
                                                              2002      2001
                                                              -----   --------
6.5% Senior Notes, due April 2003...........................  $ 5.0   $  240.5
9.125% Senior Notes, due December 2003......................   10.5       92.0
6.75% Senior Notes, due April 2005..........................    7.8      354.6
6.95% Senior Notes, due April 2008..........................    2.2      252.3
9.5% Senior Notes, due December 2008........................   11.7      348.1
7.375% Senior Notes, due April 2018.........................    3.5      250.5
                                                              -----   --------
  Total.....................................................   40.7    1,538.0
  Less debt due within one year.............................   15.5         --
                                                              -----   --------
  Total long-term debt......................................  $25.2   $1,538.0
                                                              =====   ========

     The expected maturity of the face value of the Company's third party debt is as follows (in millions):

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
2003........................................................     $15.2
2004........................................................        --
2005........................................................       7.7
2006........................................................        --
2007........................................................        --
Thereafter..................................................      15.9
                                                                 -----
  Total.....................................................     $38.8
                                                                 =====

     6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange
Offer--In April 1998, the Company issued 6.5% Senior Notes, 6.75% Senior Notes, 6.95% Senior Notes and 7.375% Senior Notes with an aggregate principal amount of $1.1 billion. In December 1998, the Company issued 9.125% Senior Notes and 9.5% Senior Notes with an aggregate principal amount of $400.0 million. Each of these notes was recorded at fair value on January 31, 2001 in conjunction with the Transocean Merger.

     In March 2002, Transocean and the Company completed exchange offers and consent solicitations for the Company's 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the "Exchange Offer"). As a result of the Exchange Offer, approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of the Company's outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% notes, respectively, were exchanged by Transocean for newly issued 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5%
Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates (and accruing interest from the last date for which interest had been paid on

                             TODCO AND SUBSIDIARIES
the Company's notes). Because the holders of a majority in principal amount of each of these series of notes consented to the proposed amendments to the applicable indenture pursuant to which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. Both the exchanged notes and the notes not exchanged remained the obligation of the Company. In connection with the Exchange Offer, an aggregate of $8.3 million in consent payments was made by the Company to holders of the Company's notes whose notes were exchanged. The consent payments are being amortized as an increase to interest expense over the remaining term of the respective notes and such amortization was $1.3 million for the year ended December 31, 2002. Transocean is now the holder of the notes that were exchanged for Transocean notes in the Exchange Offer. Correspondingly, the Company now has debt obligations to Transocean for those exchanged notes. See "--Related Party Debt" below for amounts due to Transocean. At December 31, 2002, approximately $5.0 million, $7.7 million, $2.2 million, $3.5 million, $10.2 million and $10.2 million principal amount of the 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, due to third parties were outstanding. The fair value of these notes at December 31, 2002 was approximately $5.1 million, $8.2 million, $2.5 million, $3.9 million, $10.7 million and $12.9 million, respectively, based on the estimated yield to maturity as of that date.

     Redeemed and Repurchased Debt--In November and December of 2001, the Company repurchased and retired approximately $11.3 million principal amount of the 9.125% Senior Notes due 2003 and $10.5 million principal amount of the 6.5% Senior Notes due 2003. The Company funded the repurchases from cash on hand. The Company recognized a net after-tax loss on retirement of debt of approximately $0.6 million in the fourth quarter of 2001 relating to the early retirement of this debt.

     On April 10, 2001, the Company acquired, pursuant to a tender offer, all of the approximately $400.0 million principal amount outstanding 11.375% Senior Secured Notes due 2009 of its affiliate, RBF Finance Co., at 122.51 percent of principal amount, or $1,225.10 per $1,000 principal amount, plus accrued and unpaid interest. On April 6, 2001, RBF Finance Co. also redeemed all of the approximately $400.0 million principal amount outstanding 11% Senior Secured Notes due 2006 at 125.282 percent, or $1,252.82 per $1,000 principal amount, plus accrued and unpaid interest. In the second quarter of 2001, the Company recognized a net after-tax loss on retirement of debt of $14.4 million on the early retirement of this debt.

     On April 6, 2001, the Company redeemed all of the approximately $200.0 million principal amount outstanding 12.25% Senior Notes due 2006 at 130.675 percent or $1,306.75 per $1,000 principal amount, plus accrued and unpaid interest. In the second quarter of 2001, the Company recognized a net after-tax loss on retirement of debt of $4.5 million on the early retirement of this debt.

     On March 30, 2001, pursuant to an offer made in connection with the Transocean Merger, Cliffs Drilling Company ("Cliffs Drilling"), a wholly owned subsidiary of the Company, acquired approximately $0.1 million of the 10.25% Senior Notes due 2003 at an amount equal to 101 percent of the principal amount. On May 18, 2001, Cliffs Drilling redeemed all of the approximately $200.0 million principal amount outstanding 10.25% Senior Notes due 2003, at 102.5 percent, or $1,025.00 per $1,000 principal amount, plus interest accrued to the redemption date. The Company recognized a net after-tax gain on retirement of debt of $1.6 million in the second quarter of 2001 relating to the early retirement of this debt.

     The Company obtained sufficient funds to pay for the March and April 2001 offers and redemptions from borrowings under a revolving credit agreement with Transocean (see "--Related Party Debt" below).

                             TODCO AND SUBSIDIARIES

  RELATED PARTY DEBT

     Related party debt, net of unamortized discounts, premiums, and fair value adjustments, is comprised of the following (in millions):

                                                              POST-TRANSOCEAN
                                                                   MERGER
                                                              ----------------
                                                                DECEMBER 31,
                                                              ----------------
                                                                2002     2001
                                                              --------   -----
Revolving Credit Agreement, maturing April 2003.............  $  100.0   $55.0
6.75% Senior Notes, due April 2005..........................     153.9      --
6.95% Senior Notes, due April 2008..........................     249.7      --
9.5% Senior Notes, due December 2008........................     329.5      --
7.375% Senior Notes, due April 2018.........................     247.0      --
                                                              --------   -----
  Total.....................................................   1,080.1    55.0
  Less debt due within one year.............................     100.0      --
                                                              --------   -----
  Total long-term debt......................................  $  980.1   $55.0
                                                              ========   =====

     The expected maturity of the face value of the Company's related party debt is as follows (in millions):

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
2003........................................................    $  100.0
2004........................................................          --
2005........................................................       152.5
2006........................................................          --
2007........................................................          --
Thereafter..................................................       784.1
                                                                --------
  Total.....................................................    $1,036.6
                                                                ========

     Revolving Credit Agreement--The Company is party to a $1.8 billion two-year revolving credit agreement (the "Two-Year Revolver") with Transocean, dated April 6, 2001. Amounts outstanding under the Two-Year Revolver bear interest quarterly at a rate of the London Interbank Offered Rate ("LIBOR") plus 0.575 percent to 1.3 percent depending on Transocean's non-credit enhanced senior unsecured public debt rating (an all inclusive rate of 2.4 percent per annum at December 31, 2002). During the year ended December 31, 2002 and the eleven months ended December 31, 2001, the Company recognized interest expense of $1.8 million and $25.4 million, respectively, related to the Two-Year Revolver. At December 31, 2002, $100.0 million was outstanding under the Two-Year Revolver.

     6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes--In March 2002 and
in conjunction with the Exchange Offer (see "--Third Party Debt--6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange Offer" above), Transocean became the holder of $1,437.8 million aggregate principal amount of 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes that had previously been publicly held. During the year ended December 31, 2002, the Company recognized $77.9 million in interest expense--related party related to these notes held by Transocean. In December 2002, the Company repurchased from Transocean and retired approximately $234.5 million and $76.9 million principal amount outstanding of the 6.5% and

                             TODCO AND SUBSIDIARIES

9.125% Senior Notes, respectively, and approximately $189.8 million principal amount outstanding of the 6.75% Senior Notes, plus accrued and unpaid interest. The market values attributed to the repurchased notes were provided by an independent third party. The repurchased 6.5%, 9.125% and 6.75% Senior Notes were acquired at market values equal to 101.15 percent, 105.83 percent and
107.91 percent of the principal amount, respectively, resulting in the recognition of an aggregate loss on retirement of debt, net of tax, of $12.2 million in the fourth quarter of 2002. The repayment was funded from cash received from Transocean's repayment to the Company of approximately $518.0 million aggregate principal amount outstanding notes receivable plus accrued and unpaid interest.

     At December 31, 2002, approximately $152.5 million, $247.8 million, $246.5 million and $289.8 million principal amount of 6.75%, 6.95%, 7.375%, and 9.5% Senior Notes, respectively, due to Transocean were outstanding. The fair value of these Senior Notes due to Transocean at December 31, 2002 was approximately $162.9 million, $278.2 million, $268.9 million, and $365.9 million, respectively, based on the estimated yield to maturity as of that date.

NOTE 7--FINANCIAL INSTRUMENTS AND RISK CONCENTRATION

     Foreign Exchange Risk--The Company's international operations expose the Company to foreign exchange risk. This risk is primarily associated with employee compensation costs denominated in currencies other than the U.S. dollar and with purchases from foreign suppliers. The Company uses a variety of techniques to minimize exposure to foreign exchange risk, including customer contract payment terms and foreign exchange derivative instruments.

     The Company's primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Foreign exchange derivative instruments, specifically foreign exchange forward contracts, may be used to minimize foreign exchange risk in instances where the primary strategy is not attainable. A foreign exchange forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

     Gains and losses on foreign exchange derivative instruments that qualify as accounting hedges are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments that do not qualify as hedges for accounting purposes are recognized currently based on the change in market value of the derivative instruments. At December 31, 2002 and 2001, the Company did not have any foreign exchange derivative instruments not qualifying as accounting hedges.

     Interest Rate Risk--The Company's use of debt directly exposes the Company to interest rate risk. Fixed rate debt, in which the rate of interest is fixed over the life of the instrument and the instrument's maturity is greater than one year, exposes the Company to changes in market rates of interest should the Company refinance maturing debt with new debt.

     In addition, the Company is exposed to interest rate risk in its cash investments, as the interest rates on these investments change with market interest rates.

     The Company, from time to time, may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives would be used as hedges and would not be used for speculative or trading purposes.

                             TODCO AND SUBSIDIARIES

     The major risks in using interest rate derivatives include changes in interest rates affecting the value of such instruments, potential increases in the interest expense of the Company due to market increases in floating interest rates, in the case of derivatives that exchange fixed interest rates for floating interest rates, and the creditworthiness of the counterparties in such transactions.

     At December 31, 2002 and 2001, the Company did not have any interest rate swap agreements outstanding.

     Credit Risk--Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and notes receivable from Delta Towing (see Note 18). It is the Company's practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds that invest exclusively in high quality money market instruments. In foreign locations, local financial institutions are generally utilized for local currency needs. The Company limits the amount of exposure to any one institution and does not believe it is exposed to any significant credit risk.

     The Company derives the majority of its revenue from services to international oil companies and government-owned and government-controlled oil companies. Receivables are concentrated in various countries (see Note 19). The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility. The Company is not aware of any significant credit risks relating to its customer base and does not generally require collateral or other security to support customer receivables.

NOTE 8--FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents--The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

     Notes receivable from related parties--The fair value of notes receivable from related parties and advances to joint ventures with a carrying amount of $82.8 million and $503.9 million at December 31, 2002 and 2001, respectively, could not be determined because there is no available market price for such notes. See Note 18.

     Debt--The fair value of the Company's debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

                                                    POST-TRANSOCEAN MERGER
                                        -----------------------------------------------
                                          DECEMBER 31, 2002        DECEMBER 31, 2001
                                        ----------------------   ----------------------
                                        CARRYING                 CARRYING
                                         AMOUNT     FAIR VALUE    AMOUNT     FAIR VALUE
                                        ---------   ----------   ---------   ----------
                                                         (IN MILLIONS)
Cash and cash equivalents.............  $      --   $      --    $    15.0    $   15.0
Debt--third party.....................      (40.7)      (43.3)    (1,538.0)   (1,550.7)
Debt--related party...................   (1,080.1)   (1,175.9)       (55.0)      (55.0)

                             TODCO AND SUBSIDIARIES

NOTE 9--OTHER CURRENT LIABILITIES

     Other current liabilities are comprised of the following (in millions):

                                                                  POST-
                                                               TRANSOCEAN
                                                                 MERGER
                                                              -------------
                                                              DECEMBER 31,
                                                              -------------
                                                              2002    2001
                                                              -----   -----
Accrued workers' insurance..................................  $33.5   $26.9
Accrued payroll and employee benefits.......................   14.2     9.2
Accrued interest............................................    0.4    17.4
Accrued taxes, other than income............................    1.1     3.5
Other.......................................................    0.6     1.3
                                                              -----   -----
  Total other current liabilities...........................  $49.8   $58.3
                                                              =====   =====

NOTE 10--IMPAIRMENT OF LONG-LIVED ASSETS

     In 2002, the Company recorded non-cash impairment charges of $16.4 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management's assessment that they no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying values of these assets were adjusted to the lower of fair market value or carrying value adjusted for depreciation from the date the assets were classified as held for sale. The fair market value of these assets was based on third party valuations.

     In 2002, the Company recorded a non-cash impairment charge of $1.1 million relating to an asset held for sale. The impairment resulted from deterioration in market conditions. The impairment was determined and measured based on an offer from a potential buyer.

     The Company performed its annual test of goodwill as of October 1, 2002. As a result of that test and a general decline in market conditions, the Company recorded a non-cash impairment of $381.9 million in the fourth quarter of 2002. See Note 2.

     During the fourth quarter of 2001, the Company recorded non-cash impairment charges of $1.1 million. The impairment related to certain non-core assets to be held and used as a result of deterioration in market conditions.

                             TODCO AND SUBSIDIARIES

NOTE 11--SUPPLEMENTARY CASH FLOW INFORMATION

     Supplementary cash flow information relating to both continuing and discontinued operations is as follows (in millions):

                                       POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                    ----------------------------   --------------------------
                                                   ELEVEN MONTHS    ONE MONTH
                                     YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                    DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                        2002           2001           2001           2000
                                    ------------   -------------   -----------   ------------
Interest paid, net of capitalized
  interest........................   $    55.3       $   191.0       $    1.5       $212.7
Interest paid to related party....        73.6            23.6             --           --
Income taxes paid, net............        23.2            15.3            1.1           --
Noncash investing activities
  Other purchases of property and
     equipment in exchange for
     equity, debt or other
     noncurrent liabilities.......          --              --             --         11.1
  Sales of assets to related party
     in exchange for debt(a)(b)...       (87.6)       (1,676.2)            --           --
  Net reclassification of property
     and equipment from (to)
     assets held for sale(c)......        29.5          (171.9)            --           --
Noncash financing activities
  Fair value adjustments related
     to the Transocean Merger.....          --              --        5,354.0           --
  Net distribution of assets to
     parent(d)....................      (371.8)             --             --           --
  Debt exchanged in Exchange
     Offer(e).....................    (1,437.8)             --             --           --
  Preferred stock accretion and
     dividends....................          --              --             --        206.8

------------

(a)In August 2001, the Company sold certain drilling units to a related party (see Note 18). This was reflected in the consolidated balance sheet as a decrease in non-current assets related to discontinued operations of $1,676.2 million, a decrease in long-term advances from related party of $1,190.0 million and an increase in note receivable from related party of $425.0 million. The sale of these drilling units resulted in a net loss from discontinued operations of $61.2 million.

(b)In April 2002, the Company sold two rigs to a related party (see Note 23). The excess of the sales price over the net book value of the units was treated as a capital contribution to the Company. This was reflected in the consolidated balance sheet as a decrease to non-current assets related to discontinued operations of $87.6 million, an increase in note receivable from related party of $93.0 million and an increase in additional paid-in capital of $5.4 million.

(c)Concurrent with and subsequent to the Transocean Merger (see Note 4), the Company removed certain non-strategic assets from the active fleet and categorized them as assets held for sale. This was reflected as a decrease in property and equipment with a corresponding increase in other assets. In the third quarter of 2002, the Company reclassified certain assets from assets held for sale to property and equipment based on management's assessment that these assets no longer met the held for sale criteria under SFAS 144 (see
   Note 10). This was reflected as an increase in property and equipment with a corresponding decrease in other assets.

(d)In the third and fourth quarters of 2002, nine rigs, 15 subsidiaries and certain other assets were sold or distributed to affiliated companies (see
   Note 23). The $10.4 million net reduction in cash held by subsidiaries at the time of the sales or distributions was reflected in financing activities in the consolidated statement of cash flows. The non-cash effect on the consolidated balance sheet was reflected as a decrease in accounts receivable-trade and other of $59.4 million, an increase in accounts receivable-related party of $30.2 million, a decrease in materials and supplies of $7.2 million, a decrease in non-current assets related to discontinued operations of $383.4 million, a decrease in accounts payable-trade of $5.6 million, a decrease in accounts payable-related party of $56.6 million, a decrease in accrued income taxes of $2.4 million, a decrease in other current liabilities of $5.6 million, an increase in deferred

                            (footnotes on next page)

                             TODCO AND SUBSIDIARIES
   income taxes of $45.2 million, a decrease in non-current liabilities related to discontinued operations of $23.0 million and a decrease in additional paid-in capital of $371.8 million.

(e)In March 2002 and in conjunction with the Exchange Offer, Transocean became the holder of $1,437.8 aggregate principal amount senior notes (see Note 6). The effect on the consolidated balance sheet was a decrease in long-term debt and an increase to long-term debt--related party.

NOTE 12--INCOME TAXES

     Income tax expense (benefit) before minority interest and cumulative effect of a change in accounting principle consisted of the following (in millions):

                               POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                            ----------------------------   --------------------------
                                           ELEVEN MONTHS    ONE MONTH
                             YEAR ENDED        ENDED          ENDED       YEAR ENDED
                            DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                2002           2001           2001           2000
                            ------------   -------------   -----------   ------------
Current:
  Foreign.................     $  0.6         $  3.7          $   --        $  4.0
  State...................         --            0.8              --          (4.8)
                               ------         ------          ------        ------
  Total current...........        0.6            4.5              --          (0.8)
                               ------         ------          ------        ------
Deferred federal..........      (75.2)         (26.1)          (33.4)        (66.5)
                               ------         ------          ------        ------
  Income tax benefit
     before minority
     interest and
     cumulative effect of
     a change in
     accounting
     principle............     $(74.6)        $(21.6)         $(33.4)       $(67.3)
                               ======         ======          ======        ======

     The domestic and foreign components of income (loss) from continuing operations before income taxes, minority interest and cumulative effect of a change in accounting principle were as follows (in millions):

                               POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                            ----------------------------   --------------------------
                                           ELEVEN MONTHS    ONE MONTH
                             YEAR ENDED        ENDED          ENDED       YEAR ENDED
                            DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                2002           2001           2001           2000
                            ------------   -------------   -----------   ------------
Domestic..................    $(580.4)        $(118.6)       $(124.3)      $(203.0)
Foreign...................      (23.4)            0.3            0.8           3.8
                              -------         -------        -------       -------
                              $(603.8)        $(118.3)       $(123.5)      $(199.2)
                              =======         =======        =======       =======

                             TODCO AND SUBSIDIARIES

     The effective tax rate, as computed on income (loss) from continuing operations before income taxes, minority interest and cumulative effect of a change in accounting principle differs from the statutory U.S. income tax rate due to the following:

                               POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                            ----------------------------   --------------------------
                                           ELEVEN MONTHS    ONE MONTH
                             YEAR ENDED        ENDED          ENDED       YEAR ENDED
                            DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                2002           2001           2001           2000
                            ------------   -------------   -----------   ------------
Statutory tax rate........      35.0%           35.0%          35.0%         35.0%
Use of previously reserved
  tax benefits............        --              --             --           0.2
Foreign tax expense (net
  of federal benefit).....        --            (1.9)            --          (1.2)
State tax expense (net of
  federal benefit)........        --            (0.3)            --           1.6
Non-deductible merger
  expenses................        --              --           (7.4)         (1.1)
Non-deductible expenses--
  goodwill amortization
  and other...............        --           (12.8)          (0.2)         (0.7)
Non-deductible expenses--
  goodwill impairment
  losses..................     (22.1)             --             --            --
Expiration of net tax
  operating loss
  carryforwards...........      (0.4)           (1.5)          (0.2)           --
Other.....................      (0.1)           (0.2)          (0.2)           --
                               -----           -----           ----          ----
  Effective tax rate......      12.4%           18.3%          27.0%         33.8%
                               =====           =====           ====          ====

                             TODCO AND SUBSIDIARIES

     Deferred income taxes result from those transactions that affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each were as follows (in millions):

                                                               POST-TRANSOCEAN
                                                                   MERGER
                                                              -----------------
                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
DEFERRED TAX ASSETS--CURRENT
  Accrued expenses..........................................  $  15.8   $  13.8
                                                              -------   -------
  Other.....................................................      1.4        --
  Total current deferred tax assets.........................     17.2      13.8
                                                              -------   -------
DEFERRED TAX ASSETS--NONCURRENT
  Net tax operating and other loss carryforwards(a).........    190.3      44.4
  Foreign tax credit carryforwards..........................    157.0     150.9
  Debt issue costs..........................................     26.3      28.2
  Other.....................................................      4.9      13.9
  Valuation allowance.......................................   (109.0)    (95.9)
                                                              -------   -------
  Total noncurrent deferred tax assets......................    269.5     141.5
                                                              -------   -------
DEFERRED TAX LIABILITIES--NONCURRENT
  Depreciation..............................................   (218.9)   (215.7)
  Deferred gains............................................   (117.7)       --
  Other.....................................................       --      (0.8)
                                                              -------   -------
  Total noncurrent deferred tax liabilities.................   (336.6)   (216.5)
                                                              -------   -------
  Net noncurrent deferred tax liabilities...................  $ (67.1)  $ (75.0)
                                                              =======   =======
  Net deferred tax liabilities(a)...........................  $ (49.9)  $ (61.2)
                                                              =======   =======

------------

(a)The December 31, 2002 and 2001 net operating loss carryforwards balances have been increased by $9.3 million and $9.0 million at December 31, 2002 and 2001, respectively, for the deferred tax benefits from stock option exercises with corresponding increases in additional paid-in capital. Such adjustments had no effect on the historical statements of operations or cash flows for all periods presented.

     The valuation allowance reflects the possible expiration of tax benefits (primarily foreign tax credit carryforwards) prior to their utilization because, in the opinion of management, it is more likely than not that some or all of the benefits will not be realized. The change in the valuation allowance was $13.1 million, $15.2 million, $0.5 million and $65.4 million for the year ended December 31, 2002, the eleven months ended December 31, 2001, the one month ended January 31, 2001 and the year ended December 31, 2000, respectively.

     The Company is a member of an affiliated group that includes its parent company, Transocean Holdings Inc. ("THI"), which files a consolidated United States tax return. The Company's tax provision, including the deferred taxes reflected above, is computed as if it were a stand alone entity.

     Recapitalizations of Reading & Bates Corporation ("R&B") in 1989 and 1991, the merger of R&B and Falcon Drilling Company, Inc. in 1997 and the Transocean Merger in 2001 resulted in ownership changes for federal income tax purposes. As a result of these ownership changes, the amount of tax benefit carryforwards generated prior to the ownership changes, which may be utilized to offset federal taxable income, is limited by the Internal Revenue Code. The amount of consolidated United States net tax operating loss carryforwards ("NOLs") allocated to the Company and available after consideration of the ownership change limitation was

                             TODCO AND SUBSIDIARIES
approximately $1.2 billion as of December 31, 2002, before adjustments to these NOLs for the impact of discontinued operations. These NOLs expire in years 2003 through 2022.

     There were no NOLs utilized for the year ended December 31, 2002, the eleven months ended December 31, 2001, the one month ended January 31, 2001 and the year ended December 31, 2000.

     There was no income tax effect on the cumulative effect of a change in accounting principle resulting from the adoption of SFAS 142. See Note 2.

NOTE 13--COMMITMENTS AND CONTINGENCIES

     Operating Leases--The Company has operating leases covering premises and equipment, including rig charter hire agreements with affiliated companies. Certain operating leases contain renewal options and have options to purchase the asset at fair market value at the end of the lease term. Lease expense was $15.3 million, $17.1 million, $1.7 million and $18.5 million for the year ended December 31, 2002, the eleven months ended December 31, 2001, the one month ended January 31, 2001 and for the year ended December 31, 2000, respectively. As of December 31, 2002, future minimum lease payments relating to operating leases were as follows (in millions):

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
2003........................................................     $ 5.0
2004........................................................       3.9
2005........................................................       1.2
2006........................................................       0.8
2007........................................................       0.5
Thereafter..................................................       0.1
                                                                 -----
  Total.....................................................     $11.5
                                                                 =====

     Litigation--In March 1997, an action was filed by Mobil Exploration and Producing U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates, Inc. against a subsidiary of the Company, Cliffs Drilling, its underwriters at Lloyd's (the "Underwriters") and an insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages amounting to in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. The Company and the Underwriters appealed such judgment, and the Louisiana Court of Appeals has reduced the amount for which the Company may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. The Company and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. The Company believes that all but potentially the portion of the verdict representing excess drilling costs of approximately $4.7 million is covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. The Company has instituted litigation against those insurers and Underwriters to enforce its rights under the relevant policies. The Company does not expect that the ultimate outcome of the case will have a material adverse effect on its business or consolidated financial position.

                             TODCO AND SUBSIDIARIES

     In October 2001, the Company was notified by the U.S. Environmental Protection Agency ("EPA") that the EPA had identified a subsidiary of the Company as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and the Company's review of its internal records to date, the Company disputes its designation as a potentially responsible party and does not expect that the ultimate outcome of this case will have a material adverse effect on its business or consolidated financial position. The Company continues to investigate the matter.

     In December 2002, the Company received an assessment for corporate income taxes in Venezuela of approximately $16.0 million (based on current exchange rates) relating to calendar years 1998 through 2000. In March 2003 the Company paid approximately $2.6 million of the assessment, and the Company is contesting the remainder of the assessment. The Company does not expect the ultimate outcome of this assessment to have a material adverse effect on its business or consolidated financial position.

     In 1984, in connection with the financing of the corporate headquarters, at that time, for Reading & Bates Corporation ("R&B"), a predecessor to one of our subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation ("Southwestern") issued and sold, among other instruments, Zero Coupon Series B Bonds due 1999 through 2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. R&B's rental obligation was the primary source for repayment of the bonds. In connection with the offering, R&B entered into an indemnification agreement to indemnify Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, R&B defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, R&B agreed in 1997 to retain counsel for Paine Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to R&B made in certain sections of the prospectus or registration Statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations in the case. The trial court has denied class certification, and the plaintiffs have appealed this denial to a higher court. The Company disputes that there are any matters requiring the Company to indemnify Paine Webber. In any event, the Company does not expect that the ultimate outcome of this matter will have a material adverse effect on its business or consolidated financial position.

     The Company and its subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of the Company's business. The Company does not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on its business or consolidated financial position.

     The Company cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending litigation. There can be no assurance that the Company's belief or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

     Letters of Credit and Surety Bonds--The Company had letters of credit outstanding at December 31, 2002 totaling $3.2 million, none of which relate to the Company's Shallow Water business. These letters of

                             TODCO AND SUBSIDIARIES
credit outstanding guarantee various contract bidding and insurance activities under various lines provided by several banks.

     As is customary in the contract drilling business, the Company also has various surety bonds totaling $138.0 million in place as of December 31, 2002 that secure customs obligations relating to the importation of the Company's rigs and certain performance and other obligations, $1.8 million of which relate to the Company's Shallow Water business.

     Self-Insurance--The Company is self-insured for the deductible portion of its insurance coverage. In the opinion of management, adequate accruals have been made based on known and estimated exposures up to the deductible portion of the Company's insurance coverages.

     Employment Agreements--In July 2002, the Company entered into employment agreements with two employees to serve as the Company's President and Chief Executive Officer ("CEO") and Senior Vice President and Chief Financial Officer at the closing of the initial public offering. The agreements provide for specified compensation and benefits including stock option awards, and in the case of the CEO, a restricted stock award upon closing of the initial public offering and other incentives that may be included in the Company's incentive plans to be adopted by the Company's board of directors prior to the closing of the initial public offering. Under the employment agreements, these employees will receive specified benefits if the initial public offering or a sale of the Company does not occur within 18 months of the effective date of the agreements and they voluntarily terminate employment.

NOTE 14--CAPITAL STOCK

     Preferred Stock and Warrants--On April 22, 1999, the Company issued 300,000 shares of 13.875 percent Senior Cumulative Redeemable Preferred Stock (the "Preferred Stock"). Attached to each share of Preferred Stock was one warrant to purchase 35 shares of the Company's common stock (10,500,000 shares in the aggregate) at an exercise price of $9.50 per share (the "Warrants"). The Company received net proceeds of approximately $288.8 million from the issuance of the Preferred Stock and Warrants. The Warrants separated from the Preferred Stock and became exercisable on July 7, 1999 and they expire on May 1, 2009 (see below). On October 27, 2000, the Company commenced a tender offer to purchase for cash any and all of the outstanding Preferred Stock at a fixed price of $1,300 per share. The offer expired on November 29, 2000 and all but 36.05 shares out of a total of 369,343.099 shares outstanding were tendered on December 1, 2000. The remaining 36.05 shares were redeemed on December 15, 2000 at a price of $1,156.09 per share. The total cash cost to the Company was approximately $482.5 million (including expenses of approximately $2.4 million). Such cash requirement was funded with proceeds from a common stock offering (see below) and cash held by unrestricted subsidiaries of the Company. As a result, the Company recorded a charge in 2000 to net loss applicable to common stockholders for a tender offer premium of $110.8 million.

     Dividends on the Preferred Stock were paid quarterly beginning August 1, 1999 and, at the Company's option, could have been paid in cash or, on or before May 1, 2004, in additional shares of Preferred Stock. In 2000, the Company paid $39.6 million in dividends with the issuance of additional shares of Preferred Stock.

     The Warrants' initial fair value of $159.95 per Warrant, or approximately $48.0 million in total, was recorded as a discount to the Preferred Stock and an addition to capital in excess of par. The Warrants' initial fair value and Preferred Stock offering expenses of $9.7 million were being amortized on a straight-line basis over the Warrants' 10-year term. However, as a result of the tender offer, the Company recorded a charge in 2000 to net loss applicable to common stockholders for the write-off of unamortized discount and expenses of $49.2 million. In 2000, the Company received $2.3 million and issued 245,000 shares of its common stock as a result of 7,000 Warrants being exercised. In connection with the Transocean Merger, Transocean assumed the

                             TODCO AND SUBSIDIARIES
outstanding R&B Falcon stock warrants. Each warrant enables the holder to purchase 17.5 Transocean ordinary shares at an exercise price of $19.00 per share. The warrants expire on May 1, 2009. See Note 4.

     Common Stock--During 1998 in a series of transactions, the Company issued 763,680 shares of its common stock in partial consideration for the acquisition of 25 tugs, five ocean going barges and six workover rigs. In 2000, an additional 148,624 shares of common stock were issued as a result of the final purchase price analysis.

     In 2001 and 2000, the Company issued 28,126 and 366,512 shares of common stock, respectively, for its matching contribution to the employee savings plans.

     On October 31, 2000, the Company sold 16.3 million shares of its common stock resulting in gross proceeds of approximately $403.4 million in cash (net proceeds of approximately $400.2 million). The net proceeds were used to fund a significant portion of the Company's tender offer to purchase its outstanding preferred stock (see above) and for general corporate purposes.

     Effective with the Transocean Merger on January 31, 2001, each outstanding share of the Company's common stock was converted into 0.5 Transocean ordinary shares. Transocean also assumed all outstanding warrants and options exercisable for the Company's common stock prior to the Transocean Merger. Such warrants and options were exercisable for approximately 13 million Transocean ordinary shares. See Note 4.

NOTE 15--STOCK-BASED COMPENSATION PLANS

     Stock Plans--Prior to the Transocean Merger, the Company had 17 stock plans (the "Incentive Plans") intended to provide an incentive that would allow the Company to retain persons of the training, experience and ability necessary for the development and financial success of the Company. Such plans provided for grants of stock options, stock appreciation rights, stock awards and cash awards, which could be granted singly, in combination or in tandem. All stock options awarded under these plans expire 10 years from the date of their grant and were granted at the market price on the date of grant unless otherwise noted. As a result of the Transocean Merger, Transocean assumed all outstanding R&B Falcon stock options, which were converted into options to purchase Transocean ordinary shares. All options and restricted stock granted prior to announcement of the Transocean Merger were early vested in January 2001. See
Note 4.

     The Company's Reading & Bates Corporation 1997 Long-Term Incentive Plan (the "1997 Incentive Plan") authorized 2,950,000 shares of common stock to be available for incentive awards. In 1997, restricted stock awards for 33,866 shares were granted to certain employees of the Company. The transfer of these awarded shares was restricted until fully vested three years from the date of grant. The market value at the date of grant of the restricted common stock was recorded as unearned compensation and was amortized to expense over the period during which the shares vested.

     The Company's 1998 Employee Long-Term Incentive Plan authorized 3.2 million shares of common stock to be available for awards. In 1998, restricted stock awards with respect to 941,500 shares were granted to certain employees of the Company. The transfer of these awarded shares was restricted until fully vested three years from the date of grant. The market value at the date of grant of the restricted common stock was recorded as unearned compensation and was amortized to expense based on a three-year vesting period.

     The Company's 1999 Employee Long-Term Incentive Plan authorized 6.5 million shares of common stock to be available for awards. In 2000, restricted stock awards with respect to 137,350 shares were granted to certain employees of the Company. The transfer of these awarded shares was restricted until fully vested four years from the date of grant. The market value at the date of grant of the restricted common stock was recorded as unearned compensation and was amortized to expense based on a four-year vesting period.

                             TODCO AND SUBSIDIARIES

     Unearned compensation relating to the Company's restricted stock awards was shown as a reduction of stockholders' equity. All unvested restricted stock was vested in January 2001 as a result of the Transocean Merger. Compensation expense recognized for the one month ended January 31, 2001 and the year ending December 31, 2000 related to stock awards totaled approximately $4.1 million and $3.7 million, respectively.

     Stock option transactions under the plans were as follows:

                                                               NUMBER OF    WEIGHTED-
                                                                SHARES       AVERAGE
                                                                 UNDER      EXERCISE
                                                                OPTION        PRICE
                                                              -----------   ---------
PRE-TRANSOCEAN MERGER--R&B FALCON CORPORATION OPTIONS
Options outstanding at December 31, 1999....................   14,413,450    $10.10
  Granted...................................................    3,292,675     16.17
  Exercised.................................................   (1,183,802)     9.53
  Forfeited.................................................     (368,051)    20.22
                                                              -----------
Options outstanding at December 31, 2000....................   16,154,272     11.15
  Granted...................................................       88,440     23.44
  Exercised.................................................      (48,612)    21.92
  Forfeited.................................................       (6,080)    15.27
                                                              -----------
Options outstanding at January 31, 2001.....................   16,188,020     11.13
-------------------------------------------------------------------------------------
POST-TRANSOCEAN MERGER--TRANSOCEAN OPTIONS
Conversion to Transocean options............................   (8,094,010)    11.13
  Granted...................................................      392,800     38.07
  Exercised.................................................   (1,005,035)    20.07
  Forfeited.................................................      (30,289)    51.92
                                                              -----------
Transocean options outstanding at December 31, 2001.........    7,451,486     23.46
  Granted...................................................      354,050     28.80
  Exercised.................................................      (92,450)    34.26
  Forfeited.................................................      (49,900)    46.30
                                                              -----------
Transocean options outstanding at December 31, 2002.........    7,663,186    $23.62
                                                              ===========
PRE-TRANSOCEAN MERGER--R&B FALCON CORPORATION OPTIONS
Exercisable at December 31, 2000............................   10,089,149    $10.12
-------------------------------------------------------------------------------------
POST-TRANSOCEAN MERGER--TRANSOCEAN OPTIONS
Exercisable at December 31, 2001............................    6,955,284    $22.19
Exercisable at December 31, 2002............................    7,027,665    $22.68

     The following table summarizes information about Transocean stock options held by employees of the Company at December 31, 2002:

                                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                  WEIGHTED-AVERAGE   ------------------------------   ------------------------------
   RANGE OF          REMAINING         NUMBER      WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   CONTRACTUAL LIFE   OUTSTANDING    EXERCISE PRICE    OUTSTANDING    EXERCISE PRICE
---------------   ----------------   -----------   ----------------   -----------   ----------------
$ 7.58 - $19.50...    5.93 years      3,592,772         $15.44         3,592,772         $15.44
$20.12 - $28.80...    6.28 years      2,911,416         $24.99         2,561,366         $24.46
$38.07 - $81.78...    7.12 years      1,158,998         $45.57           873,527         $47.24

                             TODCO AND SUBSIDIARIES

     The Company accounted for these plans under APB 25 under which no compensation expense was recognized for options granted with an exercise price at or above the market price of the Company's common stock. See Note 2.

NOTE 16--RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

     Pension and Postretirement Benefits--The Company had three noncontributory pension plans prior to the Transocean Merger. One or more of these plans covered substantially all of the R&B Falcon employees paid from a U.S. payroll. Effective January 1, 1998, substantially all of the Falcon employees paid from a U.S. payroll began accruing benefit service although they were not eligible to participate in the plans until January 1, 1999. Effective April 1, 1999, substantially all of the Cliffs Drilling employees paid from a U.S. payroll became eligible to participate. Plan benefits were primarily based on years of service and average high 60-month compensation.

     The R&B Falcon U.S. Pension Plan (the "U.S. Pension Plan") is qualified under the Employee Retirement Income Security Act (ERISA). The R&B Falcon Non-U.S. Pension Plan (the "Non-U.S. Pension Plan") is a nonqualified plan and is not subject to ERISA funding requirements. The R&B Falcon Retirement Benefit Replacement Plan (the "Replacement Plan") is a self-administered unfunded excess benefit plan. All members of the U.S. Pension Plan are potential participants in the Replacement Plan.

     In addition to providing pension benefits, the Company provided certain life and health care insurance benefits for its retired employees. Effective January 1, 1999, the Company no longer provides a retiree life insurance plan to its current employees. Only those former employees who retired prior to May 1, 1986 were eligible to retain their retiree life insurance. Retiree life insurance benefits are provided through an insurance company whose premiums are based on benefits paid during the year. Retiree health coverage was also significantly restricted effective January 1, 1999. Effective August 1, 2002, all retiree medical coverage and retiree life insurance for former R&B Falcon employees were transferred to plans maintained by THI, the Company's parent.

     Effective August 1, 2002, THI became the plan sponsor for the U.S. Pension Plan, the Non-U.S. Pension Plan and the Replacement Plan and assumed all liabilities related to these plans. The Company recorded a net distribution to THI of the prepaid (accrued) cost relating to these plans and the postretirement benefit plans. In conjunction with the change in the plan sponsor, the plans were renamed the Transocean Holdings U.S. Pension Plan (formerly R&B Falcon U.S. Pension Plan), the Transocean Holdings Non-U.S. Pension Plan (formerly R&B Falcon Non-U.S. Pension) and the Transocean Holdings Replacement Plan (formerly R&B Falcon Replacement Plan).

     Savings Plans--The Company had two savings plans that allowed employees to contribute up to 15 percent of their base salary (subject to certain limitations). Under these plans, the Company made matching contributions to equal 100 percent of employee contributions on the first 6 percent of their base salary. From July 1, 1999 through the date of the Transocean Merger, the Company made its matching contributions in the form of issuing shares of R&B Falcon common stock (see Note 14). Certain of the Company's employees were allowed to begin participation in the Transocean U.S. Savings Plan (formerly, Transocean Sedco Forex Savings Plan) on June 1, 2001, July 1, 2001 or August 1, 2001 based on their assignment and geographic location. Effective August 1, 2001 and in conjunction with eligible employee participation in the Transocean U.S. Savings Plan, the R&B Falcon U.S. Savings Plan and the R&B Falcon Non-U.S. Savings Plan were closed to all new participants and contributions into the plans ceased. Participants continued to direct the investment of their accumulated contributions into various plan

                             TODCO AND SUBSIDIARIES
investment options. Effective August 1, 2002, THI became the plan sponsor for the R&B Falcon Non-U.S. Savings Plan, which was renamed the Transocean Holdings Non-U.S. Savings Plan.

     Effective November 1, 2002, the Transocean U.S. Savings Plan was amended and the Company's Shallow Water employees were restricted from participation in this Plan. Effective December 1, 2002, all savings plan assets of the employees were liquidated and transferred from the Transocean U.S. Savings Plan into the R&B Falcon U.S. Savings Plan. Additionally, all savings plan assets in the R&B Falcon U.S. Savings Plan of active former R&B Falcon employees who were not assigned to the Shallow Water operations were liquidated and transferred into the Transocean U.S. Savings Plan. The R&B Falcon U.S. Savings Plan has also been amended and restated effective January 1, 2003.

     Compensation costs under the plans amounted to $1.6 million, $0.1 million, $0.1 million and $3.9 million for the year ended December 31, 2002, the eleven months ended December 31, 2001, the one month ended January 31, 2001 and the year ended December 31, 2000, respectively.

NOTE 17--INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

     Investments in and advances to unconsolidated joint ventures were as follows (in millions):

                                                           POST-TRANSOCEAN MERGER
                                                         ---------------------------
                                                         DECEMBER 31,   DECEMBER 31,
                                                             2002           2001
                                                         ------------   ------------
Delta Towing...........................................     $78.7          $78.0
Other..................................................       1.0            3.8
                                                            -----          -----
                                                            $79.7          $81.8
                                                            =====          =====

     Equity in earnings (losses) of joint ventures consisted of the following (in millions):

                                   POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                                ----------------------------   --------------------------
                                               ELEVEN MONTHS    ONE MONTH
                                 YEAR ENDED        ENDED          ENDED       YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                    2002           2001           2001           2000
                                ------------   -------------   -----------   ------------
Delta Towing..................     $(3.2)          $(0.9)         $  --         $  --
Other.........................       0.5              --             --          (0.8)
                                   -----           -----          -----         -----
                                   $(2.7)          $(0.9)         $  --         $(0.8)
                                   =====           =====          =====         =====

     The Company owns a 25 percent equity interest in Delta Towing, which was formed to own and operate the Company's U.S. inland marine support vessel business. The Company contributed its support vessel assets to the joint venture in return for a 25 percent ownership interest and certain secured notes receivable from Delta Towing, with a face value of $144.0 million (see Note 18). The Company currently accounts for its investment in Delta Towing under the equity method.

NOTE 18--RELATED PARTY TRANSACTIONS

     Delta Towing--The secured notes issued in connection with the formation of the joint venture consisted of (i) an $80 million principal amount note bearing interest at eight percent per annum due January 30, 2024 (the "Tier 1 Note"),
(ii) a contingent $20 million principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the "Tier 2 Note") and (iii) a contingent $44 million

                             TODCO AND SUBSIDIARIES
principal amount note bearing interest at eight percent per annum with an expiration date of January 30, 2011 (the "Tier 3 Note"). The 75 percent equity interest holder in the joint venture also loaned Delta Towing $3 million in the form of a Tier 1 Note. Until January 2011, Delta Towing must use 100 percent of its excess cash flow towards the payment of principal and interest on the Tier 1 Notes. After January 2011, 50 percent of its excess cash flows are to be applied towards the payment of principal and unpaid interest on the Tier 1 Notes. Interest is due and payable quarterly without regard to excess cash flow.

     Delta Towing must repay at least (i) $8.3 million of the aggregate principal amount of the Tier 1 Note no later than January 2004, (ii) $24.9 million of the aggregate principal amount no later than January 2006, and (iii) $62.3 million of the aggregate principal amount no later than January 2008. After the Tier 1 Note has been repaid, Delta Towing must apply 75 percent of its excess cash flow towards payment of the Tier 2 Note. Upon the repayment of the Tier 2 Note, Delta Towing must apply 50 percent of its excess cash to repay principal and interest on the Tier 3 Note. Any amounts not yet due under the Tier 2 and Tier 3 Notes at the time of their expiration will be waived. The Tier 1, 2 and 3 Notes are secured by mortgages and liens on the vessels and other assets of Delta Towing.

     The Company valued its Tier 1, 2 and 3 Notes at $80 million immediately prior to the closing of the Transocean Merger, the effect of which was to fully reserve the Tier 2 and 3 Notes. At December 31, 2002 and 2001, $78.9 million principal amount was outstanding under the Company's Tier 1 Note. In December 2001, the note agreement was amended to provide for a $4 million, three-year revolving credit facility (the "Delta Towing Revolver") from the Company. Amounts drawn under the Delta Towing Revolver accrue interest at eight percent per annum, with interest payable quarterly. At December 31, 2002, $3.9 million was outstanding under the Delta Towing Revolver. At December 31, 2001, no amounts were outstanding under the Delta Towing Revolver. During the year ended December 31, 2002 and the eleven months ended December 31, 2001, the Company earned $6.6 million and $5.8 million of interest income on the Delta Towing Tier 1 Note and Revolver, respectively. At December 31, 2002 and 2001, the Company had interest receivable from Delta Towing of $1.7 million and $1.6 million, respectively. See Note 24.

     As part of the formation of the joint venture on January 31, 2001, the Company entered into an agreement with Delta Towing under which the Company committed to charter certain vessels for a period of one year ending January 31, 2002 and committed to charter for a period of 2.5 years from the date of delivery 10 crewboats then under construction, all of which had been placed into service as of December 31, 2002. During the year ended December 31, 2002, the Company incurred charges totaling $10.7 million from Delta Towing for services rendered, of which $1.6 million was rebilled to the Company's customers and $9.1 million was reflected in operating and maintenance--related party expense. During the eleven months ended December 31, 2001, the Company incurred charges totaling $15.6 million from Delta Towing for services rendered, of which $6.5 million was rebilled to the Company's customers and $9.1 million was reflected in operating and maintenance--related party expense.

     Allocation of Administrative Costs--Subsidiaries of Transocean provide certain administrative support to the Company. Transocean charges the Company a proportional share of its administrative costs based on estimates of the percentage of work the individual Transocean departments perform for the Company. In the opinion of management, Transocean is charging the Company for all costs incurred on its behalf under a comprehensive and reasonable cost allocation method. The amount of expense allocated to the Company for the year ended December 31, 2002 and the eleven months ended December 31, 2001 was $9.7 million and $2.0 million, respectively. These allocated expenses were classified as general and administrative--related party expense.

     Note Receivable--Related Party--As consideration for the sale of the Harvey
H. Ward and the Roger W. Mowell to Transocean in April 2002 (Note 23), the Company received promissory notes due April 3, 2012 bearing interest at 5.5 percent per annum payable annually in the aggregate principal amount of $93.0 million.

                             TODCO AND SUBSIDIARIES

The notes may be repaid at any time at Transocean's option, without penalty. For the year ended December 31, 2002, the Company accrued $3.6 million in interest income relating to the notes. In December 2002, Transocean repaid to the Company the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

     In August 2001, as consideration for the sale of certain drilling rigs to Transocean, $1,190.0 million of debt owed by the Company to Transocean was canceled. In addition, the Company received promissory notes due August 17, 2011 bearing interest at 5.72 percent per annum payable annually in the aggregate principal amount of $425.0 million. The notes may be repaid at any time at Transocean's option, without penalty. For the year ended December 31, 2002 and for the eleven months ended December 31, 2001, the Company had accrued $23.4 million and $9.1 million, respectively, in interest income relating to these promissory notes. In December 2002, Transocean repaid the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

     Transfer of Transocean Assets--The Company sold and/or distributed the Transocean Assets to Transocean primarily as in-kind dividends and transfers in exchange for the cancellation of debt to Transocean, and in some instances, for cash. See Note 23.

     Other--The former owners of a wholly owned subsidiary, who currently are employees of the Company and prior to the Transocean Merger were officers of the Company, leased crewboats, tugboats and supply barges and other vessels to the Company through January 31, 2001 at a contracted bareboat rate of $100 per day for crewboats and tugboats and $60 per day for other vessels, with the Company responsible for drydocking, painting and repairs. The former owners received revenues of $0.1 million and $0.9 million for the one month ended January 31, 2001 and for the year ended December 31, 2000, respectively.

NOTE 19--GEOGRAPHICAL ANALYSIS AND MAJOR CUSTOMERS

     The Company's operating assets consist of jackup and submersible drilling rigs and inland drilling barges and a platform rig located in the U.S. Gulf of Mexico and Trinidad, as well as land and lake barge drilling units located in Venezuela. The Company provides services with different types of drilling equipment in several geographic regions. The location of the Company's rigs and the allocation of resources to build or upgrade rigs is determined by the activities and needs of customers.

     Geographic information about the Company's operations was as follows (in millions):

                               POST-TRANSOCEAN MERGER        PRE-TRANSOCEAN MERGER
                            ----------------------------   --------------------------
                                           ELEVEN MONTHS    ONE MONTH
                             YEAR ENDED        ENDED          ENDED       YEAR ENDED
                            DECEMBER 31,   DECEMBER 31,    JANUARY 31,   DECEMBER 31,
                                2002           2001           2001           2000
                            ------------   -------------   -----------   ------------
OPERATING REVENUES
United States.............     $153.9         $383.2          $42.9         $323.8
Other countries...........       33.9           57.8            5.6           82.3
                               ------         ------          -----         ------
  Total operating
     revenues.............     $187.8         $441.0          $48.5         $406.1
                               ======         ======          =====         ======

                             TODCO AND SUBSIDIARIES

                                                                 POST-TRANSOCEAN
                                                                      MERGER
                                                              ----------------------
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2002           2001
                                                              ------        --------
LONG-LIVED ASSETS
United States...............................................  $727.5        $1,218.3
Other countries.............................................    80.2           111.5
Goodwill....................................................      --         1,745.6

     A substantial portion of the Company's assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

     The Company's international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

     The Company provides drilling rigs, related equipment and work crews primarily on a dayrate basis to customers who are drilling oil and gas wells. The Company provides these services mostly to independent oil and gas companies, but it also services major international and government-controlled oil and gas companies. For the years ended December 31, 2002, 2001 and 2000, no single customer accounted for 10 percent or more of the Company's total operating revenues in the respective periods. Nonetheless, the loss of any significant customer could have a material adverse effect on the Company's results of operations.

NOTE 20--RESTRUCTURING EXPENSE

     In September 2002, the Company committed to a restructuring plan to consolidate certain functions and offices. The plan resulted in the closure of an office and warehouse in Louisiana and relocation of most of the operations and administrative functions previously conducted at that location. The Company established a liability of $1.2 million for the estimated severance-related costs associated with the involuntary termination of 57 employees pursuant to this plan. The charge was reported as operating and maintenance expense in the Company's consolidated statements of operations. Through December 31, 2002, no amounts had been paid to employees whose employment is being terminated as result of this plan. The Company anticipates that substantially all amounts will be paid by the end of the first quarter of 2003.

     Certain executive officers were terminated during the period from May to July of 1999. In connection with the termination of the former President and Chief Executive Officer of Cliffs Drilling, the Company entered into a termination agreement and a non-competition agreement. The related contract termination payment of $2.6 million was deferred and was being amortized over a three-year period. Amortization for the one month ended January 31, 2001 and for the year ended December 31, 2000 was $0.1 million and $0.9 million, respectively, and is included in other, net in the consolidated statements of operations. The unamortized portion was fair valued at the time of the Transocean Merger and written down to zero in purchase accounting.

NOTE 21--EARNINGS PER SHARE

     Incremental shares related to stock options, restricted stock grants and warrants are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share

                             TODCO AND SUBSIDIARIES
because the effect of including those shares is anti-dilutive for the one month ended January 31, 2001 and the year ended December 31, 2000.

NOTE 22--QUARTERLY RESULTS (UNAUDITED)

     Summarized quarterly financial data for the year ended December 31, 2002, the one month ended January 31, 2001 and the eleven months ended December 31, 2001 are as follows (in millions, except per share amounts):

                                                      POST-TRANSOCEAN MERGER
                                            ------------------------------------------
                                              FIRST      SECOND     THIRD      FOURTH
                                             QUARTER     QUARTER   QUARTER    QUARTER
                                            ----------   -------   --------   --------
2002
Operating revenues........................  $     44.7   $ 37.1    $   54.0   $   52.0
Operating loss(a).........................       (37.6)   (33.9)      (39.0)    (406.6)
Loss from continuing operations...........       (37.1)   (32.2)      (36.5)    (423.3)
Income (loss) from discontinued
  operations..............................        27.3     (0.5)     (570.1)      31.2
Cumulative effect of a change in
  accounting principle....................    (4,517.0)      --          --         --
Net loss(b)...............................    (4,526.8)   (32.7)     (606.6)    (392.1)
Net loss per common share
  Basic and diluted
  Net loss from continuing operations.....      (37.10)  (32.20)     (36.50)   (423.30)
  Net income (loss) from discontinued
     operations...........................       27.30    (0.50)    (570.10)     31.20
  Cumulative effect of a change in
     accounting principle.................   (4,517.00)      --          --         --
  Net loss................................  $(4,526.80)  $(32.70)  $(606.60)  $(392.10)

                             TODCO AND SUBSIDIARIES

                              PRE-TRANSOCEAN
                                  MERGER                   POST-TRANSOCEAN MERGER
                             ----------------   --------------------------------------------
                                ONE MONTH         TWO MONTHS
                                  ENDED             ENDED        SECOND     THIRD    FOURTH
                             JANUARY 31, 2001   MARCH 31, 2001   QUARTER   QUARTER   QUARTER
                             ----------------   --------------   -------   -------   -------
2001
Operating revenues.........      $  48.5           $  89.2       $153.9    $128.7    $  69.2
Operating income
  (loss)(c)................       (105.6)              6.5         35.4       4.1      (31.6)
Loss from continuing
  operations(d)............        (90.1)            (15.0)       (24.6)    (17.8)     (39.3)
(Loss) income from
  discontinued
  operations...............          0.8               2.6         14.4     (32.4)     (42.0)
Net loss...................        (89.3)            (12.4)       (10.2)    (50.2)     (81.3)
Net loss per common share
  Basic and diluted
  Net loss from continuing
     operations............        (0.43)           (15.00)      (24.60)   (17.80)    (39.30)
  Net (income) loss from
     discontinued
     operations............         0.01              2.60        14.40    (32.40)    (42.00)
     Net loss..............      $ (0.42)          $(12.40)      $(10.20)  $(50.20)  $(81.30)

------------

(a) First quarter 2002 included loss on impairments of $1.1 million. Third quarter 2002 included loss on impairments of $15.2 million. Fourth quarter 2002 included loss on impairments of $383.1 million. See Note 10.

(b) First quarter 2002 included a cumulative effect of a change in accounting principle of $1,363.7 million (see Note 2) relating to the impairment of goodwill. Fourth quarter 2002 included loss on impairments of $12.2 million (see Note 6) relating to the early retirement of debt.

(c) One month ended January 31, 2001 included $58.1 million of merger related expenses and a $64.0 million charge related to the disposal of the inland marine support vessel business. See Note 4. Fourth quarter 2001 included a loss on impairment of $1.1 million. See Note 10.

(d) Second and fourth quarter 2001 included a loss of $17.3 million and $0.6 million, net of income taxes, respectively, relating to the early retirement of debt. See Note 6.

                             TODCO AND SUBSIDIARIES

NOTE 23--DISCONTINUED OPERATIONS

     Operating revenues related to discontinued operations for the year ended December 31, 2002, eleven months ended December 31, 2001, one month ended January 31, 2001 and year ended December 31, 2000 were $658.3 million, $758.8 million, $80.1 million and $688.2 million, respectively.

     A summary of assets and liabilities related to the discontinued operations as of December 31, 2002 and 2001 is as follows (in millions):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              ------   --------
                                    ASSETS
Cash and cash equivalents...................................  $103.6   $   53.5
Accounts receivable and other current assets................    49.3      233.2
                                                              ------   --------
  Total current assets......................................   152.9      286.7
                                                              ------   --------
Property and equipment, net.................................   775.5    1,272.4
Goodwill, net...............................................      --    3,707.5
Notes receivable............................................     2.5         --
Investments in and advances to joint ventures...............    24.4       21.4
Other assets................................................    40.2      158.9
                                                              ------   --------
  Total non-current assets..................................   842.6    5,160.2
                                                              ------   --------
  Total assets..............................................  $995.5   $5,446.9
                                                              ======   ========

                                  LIABILITIES
Accounts payable trade......................................  $ 18.2   $   49.5
Debt due within one year....................................    41.5       38.6
Interest payable--related party.............................     5.7         --
Other current liabilities...................................    37.2       44.1
                                                              ------   --------
  Total current liabilities.................................   102.6      132.2
                                                              ------   --------
Long-term liabilities.......................................   113.1      199.5
Minority interest...........................................    97.0       93.2
                                                              ------   --------
  Total non-current liabilities and other...................   210.1      292.7
                                                              ------   --------
  Total liabilities.........................................  $312.7   $  424.9
                                                              ======   ========
Net assets related to discontinued operations...............  $682.8   $5,022.0
                                                              ======   ========

     Transfer of Transocean Assets--The Company transferred the Transocean Assets to Transocean in various transactions in various periods. The following is a summary of these transactions executed during 2002:

  IN-KIND DISTRIBUTIONS:

      -- Ten subsidiaries of the Company, Falcon Atlantic Ltd., R&B Falcon Drilling do Brasil, Ltda., R&B Falcon International Energy Services B.V., R&B Falcon B.V., R&B Falcon (M) Sdn. Bhd., RBF Rig Corporation LLC, Shore Services LLC, R&B Falcon Inc. LLC, R&B Falcon Canada Co. and Transocean Offshore Drilling Services LLC, with an aggregate net book value of $54.1 million, were distributed as in-kind dividends for no consideration to Transocean. The transactions were recorded as

                             TODCO AND SUBSIDIARIES
           a decrease to additional paid-in capital. RBF Rig Corporation LLC owns the drilling rig C. E. Thornton and Transocean Offshore Drilling Services LLC owns the drilling rig J. T. Angel.

      -- Nine drilling rigs, the F. G. McClintock, the Peregrine III, the Charley Graves, the W. D. Kent, Land Rig 34, the J. W. McLean, the Randolph Yost, the D. R. Stewart and the George H. Galloway, the operating lease for the M. G. Hulme, Jr. and certain other surplus assets with an aggregate net book value of $278.8 million were distributed, in separate transactions, as in-kind dividends for no consideration to Transocean. The transactions were recorded as a decrease to additional paid-in capital.

      -- Net deferred tax assets of $45.2 million related to the distributions and sales of rigs, subsidiaries and certain assets were distributed as in-kind dividends for no consideration to Transocean. The transactions were recorded as a reduction to additional paid-in capital.

      -- The prepaid (accrued) costs related to the Company's defined benefit pension plans and retiree life and medical insurance plans with a net book value of $5.3 million were distributed as an in-kind dividend for no consideration to Transocean. The transaction was recorded as a decrease to additional paid-in capital. See Note 16.

  SALES:

      -- The Company sold, in separate transactions, the Harvey H. Ward and the Roger W. Mowell to Transocean for net proceeds of $93.0 million. The sales transactions were at fair market value based on third party appraisals. In consideration for the sales of these drilling units, Transocean delivered promissory notes due April 3, 2012 bearing interest at 5.5 percent per annum payable annually in the aggregate principal amount of $93.0 million. The excess of the sales price over the net book value of the rigs of $5.4 million was recorded as additional paid-in capital. For the year ended December 31, 2002, the Company accrued $3.6 million in interest income relating to the notes. In December 2002, Transocean repaid to the Company the $93.0 million aggregate principal amount of the promissory notes plus accrued and unpaid interest.

      -- Five subsidiaries of the Company, R&B Falcon (Ireland) Limited, RB Anton Limited, RB Astrid Limited, RB Mediterranean Limited and PT RBF Offshore Drilling, were sold in separate transactions, to Transocean for net proceeds of $2.5 million. The sales prices of R&B Falcon (Ireland) Limited, RB Mediterranean Limited and PT RBF Offshore Drilling were determined by the Company based on internal valuations. The sales prices of RB Anton Limited and RB Astrid Limited were determined based on recommendations from a third party consulting firm that manages the assets held by these companies. The excess of the net proceeds over the net book value of the subsidiaries of $1.2 million was recorded as additional paid-in capital.

  ASSIGNMENTS:

      -- The rights and obligations under a rig sharing agreement for the Deepwater Millenium and the drilling contracts for the Deepwater Horizon and the Deepwater Discovery were assigned for no consideration to Transocean.

      -- The Company assigned to Transocean the drilling contracts for the drilling units Deepwater Navigator and Peregrine 1 for no consideration.

                             TODCO AND SUBSIDIARIES

           NOTE 24--SUBSEQUENT EVENTS

     Initial Public Offering--Transocean is continuing its previously announced plans to divest itself of the Company. Under this plan, TODCO would be separated from Transocean and established as a publicly traded company. Before the closing of the initial public offering, Transocean will exchange the balance of the notes due from the Company for newly issued shares of the Company's common stock. The determination of the number of shares issued will be based on a method that takes into account the initial public offering price. Transocean expects to sell a portion of its interest in the Company in an initial public offering when market conditions warrant, subject to various factors. Given the current general uncertainty in the equity markets, Transocean is unsure when the transaction could be completed on terms acceptable to it.

     Dispositions to Related Parties--In January 2003, the Company assigned to Transocean a 12.5 percent undivided interest in an aircraft for no consideration.

     In January 2003, the Company distributed to Transocean as an in-kind dividend certain accounts receivable balances from related parties in the amount of $200.9 million.

     Dispositions to Third Parties--In January 2003, the Company completed the sale of the drilling rig RBF 160 to a third party for net proceeds of $13.0 million and recognized a net after-tax gain on sale of $0.2 million. The proceeds were received in December 2002 and were reflected as deferred income and proceeds from asset sales in the consolidated balance sheet and consolidated statement of cash flow, respectively.

     Delta Towing--In January 2003, Delta Towing failed to make its scheduled quarterly interest payment of $1.7 million on the notes. See Note 18. The Company signed a 90-day waiver of this interest payment.

     Foreign Currency--Venezuela has recently implemented foreign exchange controls that limit the Company's ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela. The Company's drilling contracts in Venezuela typically call for payments to be made in local currency, even when the dayrate is denominated in U.S. dollars. The exchange controls could also result in an artificially high value being placed on the local currency.

                             TODCO AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                      ADDITIONS
                                                ---------------------
                                                CHARGED     CHARGED
                                   BALANCE AT   TO COSTS    TO OTHER                 BALANCE AT
                                   BEGINNING      AND       ACCOUNTS    DEDUCTIONS     END OF
                                   OF PERIOD    EXPENSES   (DESCRIBE)   (DESCRIBE)     PERIOD
                                   ----------   --------   ----------   ----------   ----------
                                                          (IN MILLIONS)
PRE-TRANSOCEAN MERGER
YEAR ENDED DECEMBER 31, 2000
  Reserves and allowances
     deducted from asset
     accounts:
  Allowance for doubtful accounts
     receivable..................     $8.9        $0.7        $ --         $3.1(a)      $6.5
  Allowance for obsolete
     materials and supplies......      0.3         0.4          --           --          0.7
ONE MONTH ENDED JANUARY 31, 2001
  Reserves and allowances
     deducted from asset
     accounts:
  Allowance for doubtful accounts
     receivable..................      6.5         0.1          --          0.3(a)       6.3
  Allowance for obsolete
     materials and supplies......      0.7          --          --           --          0.7
-----------------------------------------------------------------------------------------------
POST-TRANSOCEAN MERGER
ELEVEN MONTHS ENDED DECEMBER 31, 2001
  Reserves and allowances
     deducted from asset
     accounts:
  Allowance for doubtful accounts
     receivable..................      6.3         4.2          --          1.7(a)       8.8
  Allowance for obsolete
     materials and supplies......      0.7          --          --          0.5(b)       0.2
YEAR ENDED DECEMBER 31, 2002
  Reserves and allowances
     deducted from asset
     accounts:
  Allowance for doubtful accounts
     receivable..................      8.8         4.1          --          6.2(a)       6.7
  Allowance for obsolete
     materials and supplies......     $0.2        $ --        $ --         $0.2(b)      $ --

------------

(a)Uncollectible accounts receivable written off, net of recoveries.

(b)Amount is related to the sale of a rig and distribution of assets to a related party.

     Other schedules have been omitted either because they are not required or are not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

                             TODCO AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
                                                               (UNAUDITED)
                                                                     (IN MILLIONS,
                                                                   EXCEPT SHARE DATA)
                                          ASSETS
Cash and cash equivalents...................................    $    29.7      $      --
Accounts receivable
  Trade.....................................................         47.5           40.8
  Related party.............................................           --          345.7
  Other.....................................................          9.3           13.4
Interest receivable--related party..........................          4.0            1.7
Materials and supplies......................................          4.6            4.9
Other current assets........................................          4.0           17.5
Current assets related to discontinued operations...........          0.1          152.9
                                                                ---------      ---------
          Total current assets..............................         99.2          576.9
                                                                ---------      ---------
Property and equipment......................................        854.7          871.6
Less accumulated depreciation...............................        230.3          165.2
                                                                ---------      ---------
  Property and equipment, net...............................        624.4          706.4
                                                                ---------      ---------
Investments in and advances to joint ventures...............         53.6           79.7
Other assets................................................          9.9           21.6
Non-current assets related to discontinued operations.......           --          842.6
                                                                ---------      ---------
          Total assets......................................    $   787.1      $ 2,227.2
                                                                =========      =========

                           LIABILITIES AND SHAREHOLDER'S EQUITY
Accounts payable
  Trade.....................................................    $    16.6      $    11.6
  Related party.............................................         67.0           70.1
Accrued income taxes........................................         10.9           22.5
Debt due within one year....................................         10.9           15.5
Debt due within one year--related party.....................           --          100.0
Interest payable--related party.............................         13.4            5.7
Other current liabilities...................................         34.6           49.8
Current liabilities related to discontinued operations......          0.7          102.6
                                                                ---------      ---------
          Total current liabilities.........................        154.1          377.8
                                                                ---------      ---------
Long-term debt..............................................         25.4           25.2
Long-term debt--related party...............................        523.8          980.1
Deferred income taxes.......................................           --           67.1
Other long-term liabilities.................................          3.3            5.0
Non-current liabilities related to discontinued
  operations................................................           --          210.1
                                                                ---------      ---------
          Total long-term liabilities.......................        552.5        1,287.5
                                                                ---------      ---------
Commitments and contingencies
Common stock, $0.01 par value, 1,200,000 shares authorized,
  1,000,000 shares issued and outstanding at September 30,
  2003 and December 31, 2002................................           --             --
Additional paid-in capital..................................      6,051.7        6,276.4
Accumulated other comprehensive loss........................           --           (2.0)
Retained deficit............................................     (5,971.2)      (5,712.5)
                                                                ---------      ---------
          Total shareholder's equity........................         80.5          561.9
                                                                ---------      ---------
          Total liabilities and shareholder's equity........    $   787.1      $ 2,227.2
                                                                =========      =========

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                               ------------------------
                                                                 2003          2002
                                                               ---------    -----------
                                                               (IN MILLIONS, EXCEPT PER
                                                                     SHARE DATA)
OPERATING REVENUES..........................................   $  167.3     $    135.8
COSTS AND EXPENSES
  Operating and maintenance.................................      180.6          143.9
  Operating and maintenance--related party..................        9.2            6.9
  Depreciation..............................................       69.2           68.8
  General and administrative................................         --            2.3
  General and administrative--related party.................        1.4            8.8
  Impairment loss on long-lived assets......................       11.6           16.3
  Gain from disposal of assets, net.........................       (0.5)          (0.7)
                                                               --------     ----------
                                                                  271.5          246.3
                                                               --------     ----------
OPERATING LOSS..............................................     (104.2)        (110.5)
OTHER INCOME (EXPENSE), NET
  Equity in loss of joint ventures..........................       (2.7)          (2.1)
  Interest income...........................................        0.5            1.7
  Interest income--related party............................        3.3           25.6
  Interest expense..........................................       (2.3)         (21.3)
  Interest expense--related party...........................      (35.0)         (55.8)
  Loss on retirement of debt................................      (79.5)            --
  Impairment of investment in and advance to joint
     venture................................................      (21.3)            --
  Other, net................................................       (1.5)          (1.1)
                                                               --------     ----------
                                                                 (138.5)         (53.0)
                                                               --------     ----------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES,
  MINORITY INTEREST AND CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE......................................     (242.7)        (163.5)
Income tax benefit..........................................      (50.9)         (57.7)
Minority interest...........................................        0.6             --
                                                               --------     ----------
LOSS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF
  A CHANGE IN ACCOUNTING PRINCIPLE..........................     (192.4)        (105.8)
DISCONTINUED OPERATIONS:
  Loss from operations of discontinued segment..............      (44.7)        (508.8)
  Income tax expense........................................       20.4           32.1
  Minority interest.........................................        1.2            2.4
                                                               --------     ----------
     Net loss from discontinued operations before cumulative
      effect of a change in accounting principle............      (66.3)        (543.3)
LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  PRINCIPLE.................................................     (258.7)        (649.1)
  Cumulative effect of a change in accounting
     principle--continuing operations.......................         --       (1,363.7)
  Cumulative effect of a change in accounting
     principle--discontinued operations.....................         --       (3,153.3)
                                                               --------     ----------
NET LOSS....................................................   $ (258.7)    $ (5,166.1)
                                                               ========     ==========
NET LOSS PER COMMON SHARE BASIC AND DILUTED
  Continuing operations.....................................   $(192.40)    $  (105.80)
  Discontinued operations...................................     (66.30)       (543.30)
  Cumulative effect of a change in accounting principle.....         --      (4,517.00)
                                                               --------     ----------
     Net loss per common share basic and diluted............   $(258.70)    $ (5,166.0)
                                                               ========     ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic and diluted.........................................        1.0            1.0

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                               2003        2002
                                                              -------    ---------
                                                                 (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Net loss..................................................  $(258.7)   $(5,166.1)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Cumulative effect of a change in accounting
      principle.............................................       --      4,517.0
     Depreciation...........................................     79.6        133.3
     Deferred income taxes..................................    (34.9)       (46.4)
     Equity in earnings of joint ventures...................     (2.8)        (2.2)
     Net loss on disposal of assets.........................      9.4          2.8
     Impairment loss on long-lived assets...................     11.6        604.5
     Amortization of debt issue costs.......................     (4.9)        (8.3)
     Deferred income, net...................................    (13.9)        (4.2)
     Deferred expenses, net.................................     (0.8)        (2.8)
     Loss from retirement of debt...........................     79.5           --
     Impairment of investment in and advance to joint
      venture...............................................     21.3           --
     Changes in operating assets and liabilities, net of
      effect of distributions to affiliates
     Accounts receivable, net...............................     33.9         78.8
     Accounts payable and other current liabilities.........    (21.2)       (43.8)
     Accounts receivable/payable to related party, net......    194.0        (20.5)
     Income taxes receivable/payable, net...................     (3.3)         7.9
     Other, net.............................................      5.8          6.3
                                                              -------    ---------
Net cash provided by operating activities...................     94.6         56.3
                                                              -------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Capital expenditures......................................     (7.4)       (14.9)
  Proceeds from disposal of assets, net.....................     74.6         38.9
  Joint ventures and other investments, net.................       --          0.3
                                                              -------    ---------
Net cash provided by investing activities...................     67.2         24.3
                                                              -------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES--CONTINUING OPERATIONS
  AND DISCONTINUED OPERATIONS
  Net repayments of debt with related party.................    (54.0)        11.0
  Repayments on other debt instruments......................    (78.8)       (28.7)
  Cash of subsidiaries at distribution to affiliates........   (103.9)        (9.6)
  Exchange offer consent payments...........................       --         (8.3)
  Other, net................................................      1.7          2.4
                                                              -------    ---------
Net cash used in financing activities.......................   (235.0)       (33.2)
                                                              -------    ---------
Net increase (decrease) in cash and cash equivalents........    (73.2)        47.4
Cash and cash equivalents at beginning of period--continuing
  operations and discontinued operations....................    102.9         68.5
                                                              -------    ---------
Cash and cash equivalents at end of period--continuing
  operations and discontinued operations....................  $  29.7    $   115.9
                                                              =======    =========

                            See accompanying notes.

                             TODCO AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

     TODCO, formerly known as R&B Falcon Corporation (together with its subsidiaries and predecessors, unless the context requires otherwise, the "Company," "we" or "our"), is a leading provider of offshore and inland marine contract oil and gas drilling services. At September 30, 2003, the Company owned, had partial ownership interests in or operated 70 drilling rigs. As of this date, the Company's fleet of drilling rigs consisted of 24 jackup rigs, 30 barge rigs, three submersible rigs, one platform rig, nine land rigs and three lake barge rigs. The Company contracts its drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells.

     Effective January 31, 2001, the merger transaction between the Company and Transocean Inc. (formerly known as Transocean Sedco Forex Inc., together with its subsidiaries, unless the context requires otherwise, "Transocean") was completed (the "Transocean Merger"). A change of control occurred and the Company became an indirect wholly owned subsidiary of Transocean. The merger was accounted for as a purchase with Transocean as the accounting acquiror. Accordingly, the purchase price was allocated to the assets and liabilities of the Company based on estimated fair values as of January 31, 2001 with the excess accounted for as goodwill. The purchase price adjustments were "pushed down" to the consolidated financial statements of the Company, which affects the comparability of the consolidated financial statements for periods before and after the Transocean Merger. The accompanying consolidated financial statements include the effects of the Transocean Merger.

     Transocean previously announced plans to divest of its Gulf of Mexico shallow and inland water ("Shallow Water") business through an initial public offering of the Company. As of September 30, 2003, the Company had completed the transfer to Transocean of all assets not related to its Shallow Water business ("Transocean Assets"), including the transfer of all revenue-producing assets. Accordingly, the Transocean Assets and related operations have been reflected as discontinued operations in the Company's historical financial statements and notes thereto. The Company's historical financial statements and the notes thereto have been restated for the effect of discontinued operations for all periods presented, except for the statement of cash flows for which restatement is not required. See Note 14.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation--The accompanying condensed consolidated financial statements of the Company have been prepared without audit in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information. Accordingly, pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or for any future period. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

     Intercompany transactions and accounts have been eliminated. The equity method of accounting is used for investments in joint ventures where the Company's ownership is between 20 percent and 50 percent and for investments in joint ventures owned more than 50 percent where the Company does not have control of the joint venture. The cost method of accounting is used for investments in joint ventures where the Company's ownership is less than 20 percent and the Company does not have control of the joint venture. See--New Accounting Pronouncements.

                             TODCO AND SUBSIDIARIES

     Accounting Estimates--The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, materials and supplies obsolescence, investments, intangible assets and goodwill, property and equipment and other long-lived assets, income taxes, worker injury claims, employment benefits and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

     Goodwill--In accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management.

     During the first quarter of 2002, the Company implemented SFAS 142 and performed the initial test of impairment of goodwill. The test was applied utilizing the estimated fair value of the Company as of January 1, 2002, which was determined based on a combination of the Company's discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. Because of deterioration in the Gulf of Mexico shallow and inland water market sector since the completion of the Transocean Merger, a $1,363.7 million impairment of goodwill was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002. Additionally, due to a general decline in market conditions and other factors, the Company recognized a $3,153.3 million impairment of goodwill related to discontinued operations, which was recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002.

     During the fourth quarter of 2002, the Company performed its annual goodwill impairment test as of October 1. Due to a general decline in market conditions a non-cash impairment charge of $381.9 million was recognized. After giving effect to the goodwill write-downs, the Company had no goodwill balance as of December 31, 2002.

     Impairment of Other Long-Lived Assets--The carrying value of long-lived assets, principally property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Property and equipment held for sale are recorded at the lower of net book value or net realizable value. See Note 4.

     Interim Financial Information--The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of operations for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified.

     Comprehensive Income (Loss)--The Company reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. Comprehensive income consists of net income (loss) and other gains and losses affecting shareholder's equity that, under generally accepted accounting principles, are excluded from net income. From time to time, the Company may recognize components of other comprehensive income such as unrealized gains and losses on marketable equity investments and foreign currency translation gains and losses. For the nine months ended September 30, 2003 and September 30, 2002, the Company had other comprehensive income of $1.0 million and $1.8 million, respectively, which related to discontinued operations.

                             TODCO AND SUBSIDIARIES

     Stock-Based Compensation--Through December 31, 2002 and in accordance with the provisions of SFAS 123, Accounting for Stock-based Compensation, the Company had elected to follow the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plans using the intrinsic value method. Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation using the prospective method of transition under SFAS 123.

     If compensation expense for grants to employees under employee stock-based compensation plans for periods prior to January 1, 2003 were recognized using the fair value method of accounting under SFAS 123 rather than the intrinsic value method under APB 25, net loss and loss per share would have been increased to the pro forma amounts indicated below (in millions, except per share data):

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2003        2002
                                                              --------   ----------
Net loss, as reported.......................................  $ (258.7)  $ (5,166.1)
     Add: stock-based employee compensation expense included
       in reported net income, net of related tax effects...       0.1           --
     Deduct: total stock-based employee compensation expense
       determined under fair value based method for all
       awards, net of related tax effects...................       0.2          1.2
                                                              --------   ----------
Pro forma net loss..........................................  $ (258.8)  $ (5,167.3)
                                                              ========   ==========
Loss per share:
     Basic and diluted-as reported..........................  $(258.70)  $(5,166.10)
     Basic and diluted-pro forma............................  $(258.80)  $(5,167.30)

     New Accounting Pronouncements--In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 requires that an enterprise consolidate a variable interest entity ("VIE") if the enterprise has a variable interest that will absorb a majority of the entity's expected losses and/or receives a majority of the entity's expected residual returns as a result of ownership, contractual or other financial interests in the entity, if such loss or residual return occurs. If one enterprise absorbs a majority of a VIE's expected losses and another enterprise receives a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses is required to consolidate the VIE and will be deemed the primary beneficiary. FIN 46 is effective immediately for new interests. In October 2003, the FASB agreed to defer the effective date of FIN 46 for interests acquired prior to February 1, 2003. The deferral requires the consolidation of existing interests for financial statements issued for periods ending after December 15, 2003.

     The Company owns a 25 percent equity interest in a joint venture ("Delta Towing") formed to own and operate the Company's U.S. inland marine support vessel business, consisting primarily of shallow water tugs, crewboats and utility barges. The Company previously contributed its support vessel business to the joint venture in return for a 25 percent ownership interest and certain secured notes receivable from Delta Towing with a face value of $144.0 million. The Company valued these notes at $80.0 million immediately prior to the closing of the merger transaction with Transocean. No value was assigned to the ownership interest in Delta Towing. The remaining ownership interest is held by an unrelated third party, which also loaned Delta Towing $3.0 million. The Company currently accounts for its investment in Delta Towing under the equity method. At September 30, 2003, investments in and advances to Delta Towing had a carrying value of $53.6 million.

                             TODCO AND SUBSIDIARIES

     Under FIN 46, Delta Towing is considered a VIE because its equity is not sufficient to absorb the joint venture's expected future losses. The Company is the primary beneficiary of Delta Towing for accounting purposes because it has the largest percentage of investment at risk through the secured notes held by the Company and would thereby absorb the majority of the expected losses of Delta Towing. The Company will consolidate Delta Towing in its December 31, 2003 consolidated financial statements. While the Company expects the consolidation of Delta Towing to result in a decrease in net assets of approximately $1.0 million, based on balances at September 30, 2003, the expected amounts may be adjusted upon consolidation at December 31, 2003 with application of the provisions of FIN 46.

NOTE 3--VENEZUELAN FINANCIAL ASSETS

     Due to continuing political instability in Venezuela and the continuation of recent foreign exchange controls, the Company established a currency valuation allowance of $2.4 million pertaining to cash and receivables in Venezuela in the second quarter of 2003 to adjust the Company's Venezuelan financial assets to net realizable value as of June 30, 2003. As of September 30, 2003, the Company had financial assets denominated in local currency with a net carrying value of $2.6 million. The recent foreign exchange controls limit the Company's ability to convert local currency into U.S. dollars and transfer excess funds out of Venezuela.

NOTE 4--ASSET DISPOSITIONS AND IMPAIRMENT LOSS

     The following is a summary of asset dispositions to unrelated third parties included in continuing operations for the nine months ended September 30, 2003 and 2002 (in millions):

  Dispositions to Third Parties:

                                                                                  NET AFTER-
                                                          DATE OF        NET       TAX GAIN
                DESCRIPTION OF ASSET                    DISPOSITION    PROCEEDS     (LOSS)
                --------------------                   -------------   --------   -----------
  Various spare equipment and tubulars...............      2003          $1.1        $ 0.4
  Land rig...........................................   March 2002        3.1         (0.4)
  Mobile offshore production units...................  February 2002      4.5         (0.5)
  Various other assets...............................      2002           3.3          1.3

     Impairments--In the second quarter of 2003, the Company decided to remove five jackup rigs from drilling service and market the rigs for alternative uses. The Company does not anticipate returning the five rigs to drilling service as it would be cost prohibitive. As a result of this decision and in accordance with FASB 144, the Company tested the carrying value of the rigs for impairment during the second quarter of 2003 and recorded a pre-tax $10.6 million non-cash impairment charge as a result of the impairment test.

     As a result of the lack of success of the original business strategy of Energy Virtual Partners, Inc. and Energy Virtual Partners, LP, the Company determined that the assets of those entities did not support the Company's $1.0 million recorded investment and recorded a pre-tax $1.0 million non-cash impairment charge in the second quarter of 2003. These entities are currently in the process of being liquidated.

     In 2002, the Company recorded non-cash impairment charges of $15.2 million relating to the reclassification of assets held for sale to assets held and used. The impairment of these assets resulted from management's assessment that they no longer met the held for sale criteria under SFAS 144. In accordance with SFAS 144, the carrying values of these assets were adjusted to the lower of fair market value or carrying value adjusted for

                             TODCO AND SUBSIDIARIES
depreciation from the date the assets were classified as held for sale. The fair market value of these assets was based on third party valuations.

     In 2002, the Company recorded a non-cash impairment charge of $1.1 million relating to an asset held for sale. The impairment resulted from deterioration in market conditions and was determined and measured based on an offer from a potential buyer.

NOTE 5--INVESTMENT IN AND ADVANCES TO DELTA TOWING

     The Company recorded its share of a $2.5 million non-cash impairment charge on the carrying value of idle equipment recorded by Delta Towing in the first quarter of 2003.

     During the nine months ended September 30, 2003, Delta Towing paid the Company approximately $1.1 million on a revolving credit facility from proceeds related to the sale of an asset. See Note 10.

     As a result of its issuance of notes to the Company, Delta Towing is highly leveraged. In January 2003, Delta Towing defaulted on the notes by failing to make its scheduled quarterly interest payments and remains in default as a result of its continued failure to make its quarterly interest payments. As a result of the Company's continued evaluation of the collectability of the notes, the Company recorded a $21.3 million impairment of the notes in June 2003 based on Delta Towing's discounted cash flows over the terms of the notes, which deteriorated in the second quarter of 2003 as a result of the continued decline in Delta Towing's business outlook. As permitted in the notes in event of default, the Company began offsetting a portion of the amount owed by the Company to Delta Towing against the interest due under the notes. Additionally, in September 2003, the Company established a reserve of $1.6 million for interest income earned during the third quarter on the notes receivable and will continue to reserve future interest income earned until the scheduled quarterly payments have been brought current. The Company will apply future cash payments to interest receivable currently outstanding and then to interest income for which a reserve has been established.

     At September 30, 2003, the Company's net investment in and advances to Delta Towing was $53.6 million. See Note 15.

                             TODCO AND SUBSIDIARIES

NOTE 6--DEBT

  THIRD PARTY DEBT

     Third party debt (excludes debt to Transocean and its affiliates), net of unamortized discounts, premiums, and fair value adjustments, is comprised of the following (in millions):

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
6.5% Senior Notes, due April 2003...........................      $  --          $ 5.0
6.75% Senior Notes, due April 2005..........................        7.8            7.8
6.95% Senior Notes, due April 2008..........................        2.2            2.2
7.375% Senior Notes, due April 2018.........................        3.5            3.5
9.125% Senior Notes, due December 2003......................       10.3           10.5
9.5% Senior Notes, due December 2008........................       11.5           11.7
Other.......................................................        1.0             --
                                                                  -----          -----
  Total.....................................................       36.3           40.7
  Less debt due within one year.............................       10.9           15.5
                                                                  -----          -----
  Total long-term debt......................................      $25.4          $25.2
                                                                  =====          =====

     The scheduled maturity of the face value of the Company's third party debt is as follows (in millions):

                                                              TWELVE MONTHS
                                                                 ENDING
                                                              SEPTEMBER 30,
                                                              -------------
2004........................................................      $11.2
2005........................................................        7.7
2006........................................................         --
2007........................................................         --
2008........................................................        2.2
Thereafter..................................................       13.7
                                                                  -----
  Total.....................................................      $34.8
                                                                  =====

     In March 2002, Transocean and the Company completed exchange offers and consent solicitations for the Company's 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes (the "Exchange Offer"). As a result of the Exchange Offer, approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of the Company's outstanding 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% notes, respectively, were exchanged by Transocean for newly issued 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5%
Transocean notes having the same principal amount, interest rate, redemption terms and payment and maturity dates. Because the holders of a majority in principal amount of each of these series of notes consented to the proposed amendments to the applicable indenture pursuant to which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. Both the exchanged notes and the notes not exchanged remained the obligation of the Company. In connection with the Exchange Offer, the Company made an aggregate of $8.3 million in consent payments to holders of notes that were exchanged. The consent payments are being amortized as an increase to interest expense over the remaining term of the respective notes using the interest method and such

                             TODCO AND SUBSIDIARIES
amortization is expected to be approximately $1.1 million for the year ended December 31, 2003. Transocean became the holder of the notes that were exchanged for Transocean notes in the Exchange Offer. Correspondingly, the Company now has debt obligations to Transocean for those exchanged notes. See "--Related Party Debt" below for amounts due to Transocean. At September 30, 2003, approximately $7.7 million, $2.2 million, $3.5 million, $10.2 million and $10.2 million principal amount of the 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes, respectively, due to third parties were outstanding. The fair value of these notes at September 30, 2003 was $8.2 million, $2.5 million, $4.0 million, $10.3 million and $12.7 million, respectively, based on the estimated yield to maturity as of that date.

     In April 2003, the Company repaid all of the $5.0 million principal amount outstanding of the 6.5% Senior Notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. The Company funded the repayment from a cash advance received from Transocean.

     Other--The Company leases certain drilling equipment under a two-year capital lease agreement. Assets recorded under capital leases are included in property and equipment in the condensed consolidated balance sheet and amounted to $1.0 million at September 30, 2003.

  RELATED PARTY DEBT

     Related party debt, net of unamortized discounts, premiums, and fair value adjustments, is comprised of the following (in millions):

                                                         SEPTEMBER 30,   DECEMBER 31,
                                                             2003            2002
                                                         -------------   ------------
Revolving Credit Agreement, maturing April 2003........     $   --         $  100.0
6.75% Senior Notes, due April 2005.....................      153.4            153.9
6.95% Senior Notes, due April 2008.....................         --            249.7
9.5% Senior Notes, due December 2008...................      324.5            329.5
7.375% Senior Notes, due April 2018....................       45.9            247.0
                                                            ------         --------
  Total................................................      523.8          1,080.1
  Less debt due within one year........................         --            100.0
                                                            ------         --------
  Total long-term debt.................................     $523.8         $  980.1
                                                            ======         ========

     The scheduled maturity of the face value of the Company's related party debt is as follows (in millions):

                                                              TWELVE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                              -------------
2004........................................................     $   --
2005........................................................      152.5
2006........................................................         --
2007........................................................         --
2008........................................................         --
Thereafter..................................................      335.2
                                                                 ------
  Total.....................................................     $487.7
                                                                 ======

     Revolving Credit Agreement--The Company was party to a $1.8 billion two-year revolving credit agreement (the "Two-Year Revolver") with Transocean, dated April 6, 2001, which expired on April 6, 2003.

                             TODCO AND SUBSIDIARIES

Amounts outstanding under the Two-Year Revolver bore interest quarterly at a rate of the London Interbank Offered Rate ("LIBOR") plus 0.575 percent to 1.3 percent depending on Transocean's non-credit enhanced senior unsecured public debt rating.

     On April 6, 2003 the approximately $81.2 million then outstanding under the revolving credit agreement was converted into a 2.76% fixed rate promissory note issued by the Company to Transocean which was scheduled to mature on April 6, 2005. This note was cancelled in full in connection with the sales of the Company's interest in a wholly-owned subsidiary and interests in two joint ventures. See "--6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes" and
Note 14.

     During the nine months ended September 30, 2003 and 2002 the Company recognized interest expense of $0.8 million and $1.1 million, respectively, related to these borrowings.

     6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes--In March 2002 and
in conjunction with the Exchange Offer (see "--Third Party Debt--6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes and Exchange Offer" above), Transocean became the holder of $1,437.8 million aggregate principal amount of 6.5%, 6.75%, 6.95%, 7.375%, 9.125% and 9.5% Senior Notes that had previously been publicly held. During the nine months ended September 30, 2003 and 2002, the Company recognized $34.2 million and $54.7 million, respectively, in interest expense related to these notes.

     In March 2003, the Company sold to Transocean its approximate 75 percent ownership interest in Arcade Drilling AS. In consideration for the sale of this stock, Transocean cancelled $233.3 million principal amount outstanding of the 6.95% Senior Notes held by Transocean. Interest accrued on these notes was settled in cash. The market value attributed to the cancelled notes, 113.21 percent of the principal amount, was based on an independent third party appraisal. The Company recognized a net pre-tax loss on retirement of debt of $30.0 million in the first quarter of 2003 relating to the early retirement of this debt.

     In May 2003, the Company acquired, and then retired, $13.9 million principal amount of the 6.95% senior notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. The Company recorded a pre-tax loss on retirement of debt of $1.5 million.

     In June 2003, the Company sold to Transocean its membership interests in its wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC ("DIDI LLC"). As consideration for the interests sold, Transocean cancelled $238.8 million principal amount of the Company's outstanding debt held by Transocean ($37.5 million of the 2.76% fixed note (see "--Revolving Credit Agreement"), $0.6 million of 6.95% Senior Notes and $200.7 million of 7.375% Notes). The Company recorded a pre-tax loss on the retirement of debt of $48.0 million in connection with this transaction. See Note 14.

     At September 30, 2003, approximately $152.5 million, $45.4 million and $289.8 million principal amount of 6.75%, 7.375%, and 9.5% Senior Notes, respectively, due to Transocean were outstanding. The fair value of these Senior Notes due to Transocean at September 30, 2003 was approximately $162.5 million, $53.0 million, and $362.1 million, respectively, based on the estimated yield to maturity as of that date.

                             TODCO AND SUBSIDIARIES

NOTE 7--OTHER CURRENT LIABILITIES

     Other current liabilities are comprised of the following (in millions):

                                                         SEPTEMBER 30,   DECEMBER 31,
                                                             2003            2002
                                                         -------------   ------------
Accrued worker's insurance.............................      $26.3          $33.5
Accrued payroll and employee benefits..................        4.7           14.2
Accrued taxes, other than income.......................        2.0            1.1
Accrued interest.......................................        1.0            0.4
Other..................................................        0.6            0.6
                                                             -----          -----
  Total other current liabilities......................      $34.6          $49.8
                                                             =====          =====

NOTE 8--INCOME TAXES

     The Company is a member of an affiliated group that includes its parent company, Transocean Holdings Inc. Current and deferred taxes are allocated based upon what the Company's tax provision (benefit) would have been had the Company filed a separate tax return.

     Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized.

     The amount of tax benefit recognized is primarily dependent on the loss realized and the valuation of operating loss carryforwards during the period. For the nine months ended September 30, 2003, the Company provided additional taxes of $37.6 million with respect to unremitted foreign earnings of its subsidiaries Arcade Drilling AS and R&B Falcon (A) Pty Ltd. in connection with the distribution and sale of the subsidiaries in February and March 2003 (see
Note 14). Additional taxes of $5.8 million were also provided during the first quarter of 2003 for a portion of losses of RBF Rig Corporation for which a deferred tax benefit had been previously provided.

                             TODCO AND SUBSIDIARIES

     Deferred income taxes result from those transactions that affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each were as follows (in millions):

                                                         SEPTEMBER 30,   DECEMBER 31,
                                                             2003            2002
                                                         -------------   ------------
DEFERRED TAX ASSETS--CURRENT
  Other................................................     $  15.3        $  17.2
                                                            -------        -------
  Valuation allowance..................................       (15.3)            --
  Total current deferred tax assets....................          --           17.2
                                                            -------        -------
DEFERRED TAX ASSETS--NONCURRENT
  Net operating losses, tax credits and other
     carryforwards.....................................     $ 311.7        $ 229.6
  Other................................................         4.7           31.2
  Valuation allowance..................................      (121.9)        (109.0)
                                                            -------        -------
  Total noncurrent deferred tax assets.................       194.5          151.8
                                                            -------        -------
DEFERRED TAX LIABILITIES--NONCURRENT
  Depreciation.........................................      (194.5)        (218.9)
                                                            -------        -------
  Total noncurrent deferred tax liabilities............      (194.5)        (218.9)
                                                            -------        -------
  Net noncurrent deferred tax liabilities..............     $    --        $ (67.1)
                                                            =======        =======
  Net deferred tax liabilities.........................     $    --        $ (49.9)
                                                            =======        =======

     The increase in the valuation allowance was $2.5 million related to foreign tax credit carry forwards and $25.7 million related to net tax operating and other loss carry forwards for the nine months ended September 30, 2003.

NOTE 9--COMMITMENTS AND CONTINGENCIES

     Litigation--In March 1997, an action was filed by Mobil Exploration and Producing U.S. Inc. and affiliates, St. Mary Land & Exploration Company and affiliates and Samuel Geary and Associates Inc. against a subsidiary of the Company, Cliffs Drilling, its underwriters at Lloyd's (the "Underwriters") and an insurance broker in the 16th Judicial District Court of St. Mary Parish, Louisiana. The plaintiffs alleged damages in excess of $50 million in connection with the drilling of a turnkey well in 1995 and 1996. The case was tried before a jury in January and February 2000, and the jury returned a verdict of approximately $30 million in favor of the plaintiffs for excess drilling costs, loss of insurance proceeds, loss of hydrocarbons, expenses and interest. The Company and the Underwriters appealed such judgment, and the Louisiana Court of Appeals has reduced the amount for which the Company may be responsible to less than $10 million. The plaintiffs requested that the Supreme Court of Louisiana consider the matter and reinstate the original verdict. The Company and the Underwriters also appealed to the Supreme Court of Louisiana requesting that the Court reduce the verdict or, in the case of the Underwriters, eliminate any liability for the verdict. Prior to the Supreme Court of Louisiana ruling on these petitions, the Company settled with the St. Mary group of plaintiffs and the State of Louisiana. Subsequently, the Supreme Court of Louisiana denied the applications of all remaining plaintiffs. The Company has settled with all remaining plaintiffs. The Company believes that any amounts, apart from a small deductible, paid in settlement are covered by relevant primary and excess liability insurance policies. However, the insurers and Underwriters have denied all coverage. The Company has instituted litigation against those insurers and Underwriters to enforce its rights under the relevant policies. One group of insurers has asserted a counterclaim against the Company claiming that they issued the policy as a result of a misrepresentation. The settlements did not have a material adverse effect on the Company's business or consolidated financial position, and the Company does not expect that the ultimate outcome of the

                             TODCO AND SUBSIDIARIES
case involving the insurers and Underwriters will have a material adverse effect on its business or consolidated financial position.

     In October 2001, the Company was notified by the U.S. Environmental Protection Agency ("EPA") that the EPA had identified a subsidiary of the Company as a potentially responsible party in connection with the Palmer Barge Line superfund site located in Port Arthur, Jefferson County, Texas. Based upon the information provided by the EPA and the Company's review of its internal records to date, the Company disputes its designation as a potentially responsible party and does not expect that the ultimate outcome of this case will have a material adverse effect on its business or consolidated financial position. The Company continues to investigate the matter.

     In December 2002, the Company received an assessment for corporate income taxes in Venezuela of approximately $16.0 million (based on exchange rates at the time) relating to calendar years 1998 through 2000. In March 2003, the Company paid approximately $2.6 million of the assessment, plus approximately $0.3 million in interest, and the Company is contesting the remainder of the assessment. The Company does not expect the ultimate outcome of this assessment to have a material adverse effect on its business or consolidated financial position.

     In 1984, in connection with a corporate headquarters financing for a predecessor to one of the Company's subsidiaries, in Tulsa, Oklahoma, the Greater Southwestern Funding Corporation ("Southwestern") issued and sold among other instruments Zero Coupon Series B Bonds due 1999 through 2009 with an aggregate $189 million value at maturity. Paine Webber Incorporated purchased all of the Series B Bonds for resale and in 1985 acted as underwriter in the public offering of most of these bonds. The proceeds from the sale of the bonds were used to finance the acquisition and construction of the headquarters. The Company's subsidiary's rental obligation was the primary source for repayment of the bonds. In connection with the offering, the Company's subsidiary entered into an indemnification agreement to indemnify Southwestern and Paine Webber from loss caused by any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained or required to be contained in the prospectus or registration statement relating to that offering. Several years after the offering, the Company's subsidiary defaulted on its lease obligations, which led to a default by Southwestern. Several holders of Series B bonds filed an action in Tulsa, Oklahoma in 1997 against several parties, including Paine Webber, alleging fraud and misrepresentation in connection with the sale of the bonds. In response to a demand from Paine Webber in connection with that lawsuit and a related lawsuit, the Company's subsidiary agreed in 1997 to retain counsel for Paine Webber with respect to only that part of the referenced cases relating to any alleged material misstatement or omission relating to the Company's subsidiary made in certain sections of the prospectus or registration statement. The agreement to retain counsel did not amend any rights and obligations under the indemnification agreement. There has been only limited progress on the substantive allegations in the case. The trial court has denied class certification, and the plaintiffs' appeal of this denial to a higher court has been denied but may be further appealed. The Company disputes that there are any matters requiring the Company to indemnify Paine Webber. In any event, the Company does not expect that the ultimate outcome of this matter will have a material adverse effect on its business or consolidated financial position.

     In April 2003, Gryphon Exploration Company filed suit against certain of the Company's subsidiaries, Transocean Inc. and other third parties in the United States District Court in Galveston, Texas claiming damages in excess of $6 million. In its complaint Gryphon alleges the defendants were responsible for well problems experienced by Gryphon with respect to a well in the Gulf of Mexico drilled by the Company's subsidiaries in 2001. The Company disputes the allegations of Gryphon and intends to vigorously defend this claim. While the Company continues to investigate this matter, it does not currently expect the ultimate outcome of this matter to have a material adverse effect on its business or consolidated financial position.

                             TODCO AND SUBSIDIARIES

     The Company and its subsidiaries are involved in a number of other lawsuits, all of which have arisen in the ordinary course of the Company's business. The Company does not believe that ultimate liability, if any, resulting from any such other pending litigation will have a material adverse effect on its business or consolidated financial position.

     The Company cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending litigation. There can be no assurance that the Company's belief or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

     Letters of Credit and Surety Bonds--The Company from time to time may issue letters of credit guaranteeing various contract bidding and insurance activities. The Company had no letters of credit outstanding at September 30, 2003.

     As is customary in the contract drilling business, the Company also has various surety bonds totaling $13.4 million in place as of September 30, 2003 that secure customs obligations relating to the importation of the Company's rigs and certain performance and other obligations.

     Casualty Losses--In September 2003, the Company incurred a loss as a result of a fire aboard one of the Company's barge rigs, Rig 20. The incident resulted in the loss of drilling equipment and damage to the rig but no reported injuries. The Company's hull and machinery insurance deductible is $10.0 million for this incident. The Company recorded a one-time expense of $3.5 million related to this incident in the third quarter of 2003.

     In June 2003, the Company incurred a loss as a result of a well blowout and fire aboard one of the Company's barge rigs. The incident resulted in the death of one of the Company's employees, non-life threatening injuries to other individuals, loss of drilling equipment and damage to the rig. The Company's insurance coverage has a $12.5 million aggregate deductible for this incident. The Company recorded a one-time expense of $7.5 million relating to the incident in 2003. The Company has recently reached a settlement with the family of the deceased employee. The settlement did not have a material effect on the Company's financial position or results of operations.

     Self-Insurance--The Company is self-insured for the deductible portion of its insurance coverage. In the opinion of management, adequate accruals have been made based on known and estimated exposures up to the deductible portion of the Company's insurance coverage.

NOTE 10--RELATED PARTY TRANSACTIONS

     Delta Towing--During the nine months ended September 30, 2003 and 2002, the Company earned interest income of $3.3 million related to the $80 million principal amount note bearing interest at 8 percent due January 30, 2024 (the "Tier I Note") and the $4 million, three-year revolving credit facility (the "Delta Towing Revolver"), respectively. At September 30, 2003 and December 31, 2002, the Company had interest receivable from Delta Towing of $4.0 million and $1.7 million, respectively.

     During the nine months ended September 30, 2003, the Company incurred charges totaling $9.2 million from Delta Towing for services rendered, which were reflected in operating and maintenance--related party expense. During the nine months ended September 30, 2002, the Company incurred charges totaling $6.9 million from Delta Towing for services rendered, which was reflected in operating and maintenance--related party expense.

                             TODCO AND SUBSIDIARIES

     In the first quarter of 2003, the Company recorded its share of a $2.5 million non-cash impairment charge on the carrying value of idle equipment recorded by Delta Towing. As discussed in Note 5, in June 2003 the Company recorded a $21.3 million impairment of the notes.

     Allocation of Administrative Costs--Subsidiaries of Transocean provide certain administrative support to the Company. Transocean charges the Company a proportional share of its administrative costs based on estimates of the percentage of work the individual Transocean departments perform for the Company. In the opinion of management, Transocean is charging the Company for all costs incurred on its behalf under a comprehensive and reasonable cost allocation method. The amount of expense allocated to the Company was $1.4 million and $8.8 million for the nine months ended September 30, 2003 and 2002, respectively, which was classified as general and administrative--related party expense.

NOTE 11--RESTRUCTURING EXPENSE

     In September 2002, the Company committed to a restructuring plan involving the closure of an office and warehouse in Louisiana and relocation of most of the operations and administrative functions previously conducted at that location. The Company established a liability of $1.2 million for the estimated severance-related costs associated with the involuntary termination of 57 employees pursuant to this plan. Through September 30, 2003, substantially all of the $1.2 million previously established liability was paid to 50 employees whose employment was terminated as result of this plan.

NOTE 12--EARNINGS PER SHARE

     Incremental shares related to stock options are not included in the calculation of adjusted weighted-average shares and assumed conversions for diluted earnings per share because the effect of including those shares is anti-dilutive for the nine months ended September 30, 2003 and 2002.

NOTE 13--INITIAL PUBLIC OFFERING

     Initial Public Offering--Transocean is continuing its previously announced plans to divest itself of the Company (see Note 1). Under this plan, the Company would be separated from Transocean and established as a publicly traded company. Before the closing of the initial public offering, Transocean will exchange the balance of the notes due from the Company for newly issued shares of the Company's common stock. The determination of the number of shares issued will be based on a method that takes into account the initial public offering price. Transocean expects to sell a portion of its interest in the Company in an initial public offering when market conditions warrant, subject to various factors. Given the current general uncertainty in the equity markets, Transocean is unsure when the transaction could be completed on terms acceptable to it.

NOTE 14--DISCONTINUED OPERATIONS

     Operating revenues related to discontinued operations were $53.4 million and $543.1 million for the nine months ended September 30, 2003 and 2002 respectively.

                             TODCO AND SUBSIDIARIES

     A summary of assets and liabilities related to the Transocean Assets as of September 30, 2003 and December 31, 2002 is as follows (in millions):

                                                         SEPTEMBER 30,   DECEMBER 31,
                                                             2003            2002
                                                         -------------   ------------
                                       ASSETS
Cash and cash equivalents..............................      $  --          $103.6
Accounts receivable and other current assets...........        0.1            49.3
                                                             -----          ------
  Total current assets.................................        0.1           152.9
                                                             -----          ------
Property and equipment, net............................         --           775.5
Notes receivable.......................................         --             2.5
Investments in and advances to joint ventures..........         --            24.4
Other assets...........................................         --            40.2
                                                             -----          ------
  Total non-current assets.............................         --           842.6
                                                             -----          ------
  Total assets.........................................      $ 0.1          $995.5
                                                             =====          ======

                                     LIABILITIES
Accounts payable--trade................................      $ 0.4          $ 18.2
Debt due within one year...............................         --            41.5
Interest payable--related party........................         --             5.7
Other current liabilities..............................        0.3            37.2
                                                             -----          ------
  Total current liabilities............................        0.7           102.6
                                                             -----          ------
Long-term liabilities..................................         --           113.1
Minority interest......................................         --            97.0
                                                             -----          ------
  Total non-current liabilities and other..............         --           210.1
                                                             -----          ------
  Total liabilities....................................      $ 0.7          $312.7
                                                             =====          ======
Net (liabilities) assets related to discontinued
  operations...........................................      $(0.6)         $682.8
                                                             =====          ======

     Transfer of Transocean Assets--The Company has substantially completed the transfer of the Transocean Assets to Transocean, including all revenue-producing Transocean Assets. The following is a summary of transactions executed during 2003:

  IN-KIND DISTRIBUTIONS:

      -- In January 2003, the Company distributed to Transocean as an in-kind dividend for no consideration certain accounts receivable balances from related parties in the amount of $200.9 million. The transaction was recorded as a decrease to additional paid-in capital.

      -- In January 2003, the Company assigned to Transocean for no consideration a 12.5 percent undivided interest in an aircraft. The net book value of $1.0 million was recorded as a decrease to additional paid-in capital.

      -- In February 2003, the Company distributed to Transocean as an in-kind dividend for no consideration the stock of its subsidiaries R&B Falcon (A) Pty. Ltd., which owns the drilling unit Ron Tappmeyer, and Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda., a dormant Brazilian entity. The aggregate net book value of $44.6 million was recorded as a decrease to additional paid-in capital.

                             TODCO AND SUBSIDIARIES

      -- In March 2003, the Company distributed miscellaneous Transocean Assets for a value of $1.4 million to Transocean. The transaction was recorded as a decrease to additional paid-in capital.

  SALES OF SUBSIDIARIES:

      -- In March 2003, the Company sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales transaction was at fair value determined based on an independent third party appraisal, which is included in the results of discontinued operations. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of the Company's 6.95% notes due April 2008. The market value attributable to the notes, 113.21 percent of the principal amount, was based on an independent third party appraisal. The Company recorded a net pre-tax loss of approximately $30.0 million in the first quarter of 2003 related to the retirement of these notes.

      -- In May 2003, the Company sold Cliffs Platform Rig 1 to Transocean in consideration for the cancellation of $13.9 million of the 6.95% Senior Notes held by Transocean. The Company recorded the excess of the sales price over the net book value of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million. (See Note 6.)

      -- In May 2003, the Company sold to Transocean its 50 percent interest in Deepwater Drilling L.L.C. ("DD LLC"), which leases the drilling unit Deepwater Pathfinder, and its 60 percent interest in Deepwater Drilling II L.L.C. ("DDII LLC"), which leases the drilling unit Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of the Company's debt held by Transocean. The value of the Company's interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. The Company recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital.

      -- In June 2003, the Company sold to Transocean its membership interests in its wholly-owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns: (1) the drilling unit Jim Cunningham; (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus; (3) all of the stock of THE Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 related to the drilling unit Deepwater Nautilus; (4) several dormant or near dormant subsidiaries; and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of the Company's outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. The Company recorded the excess of the net book value over the sales price of the membership interests of $60.9 million as a loss on sale of assets, included in the results of discontinued operations and a pre-tax loss on the retirement of debt of $48.0 million. (See
           Note 6).

  ASSIGNMENTS:

      -- In March 2003, the Company assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration.

                                  [TODCO LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Transocean in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee........................................   $   23,000
NASD filing fee.............................................       25,500
NYSE listing fee............................................      150,000
Printing and engraving expenses.............................      765,000
Accounting fees and expenses................................    3,150,000
Legal fees and expenses.....................................    1,200,000
Blue sky fees and expenses (including legal fees)...........       20,000
Transfer agent and registrar fees...........................       10,000
Miscellaneous...............................................      156,500
                                                               ----------
Total.......................................................   $5,500,000
                                                               ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     TODCO is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

     TODCO's Amended and Restated Certificate of Incorporation and Bylaws provide for the indemnification of and advancement of expenses to officers and directors to the fullest extent permitted by the Delaware General Corporation Law and include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things, (1) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make this determination, (2) specification of time periods by which some payments or determinations must be made and actions must be taken and (3) the establishment of specified presumptions in favor of an indemnitee. The benefits of some of these provisions are available to an indemnitee only if there has been a change in control. TODCO also expects to enter into indemnification agreements with its directors and executive officers that will provide for similar benefits. The Underwriting Agreement also provides for the indemnification of the directors and officers in certain circumstances.

     All of TODCO's directors and officers will be covered by insurance policies maintained by TODCO against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

     The master separation agreement contains indemnification provisions under which we and Transocean each indemnify the other with respect to the liabilities of our businesses, breaches by the indemnifying party of the master separation agreement or any ancillary agreements and against liabilities arising from misstatements or omissions by the indemnifying party in the prospectus or the registration statement of which it is a part, as more fully described in the prospectus. The master separation agreement only requires Transocean to indemnify us for misstatements or omissions in the prospectus or the registration statement with respect to information regarding Transocean provided by Transocean in writing to us.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     TODCO has not sold any unregistered securities within the past three years.

ITEM 16.  EXHIBITS

     (a) The following exhibits are filed as part of this Registration
Statement:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  *1.1    Form of Underwriting Agreement.
  *3.1    Form of Third Amended and Restated Certificate of
          Incorporation.
  *3.2    Form of Amended and Restated Bylaws.
  *3.3    Form of Rights Agreement between TODCO and The Bank of New
          York.
  *3.4    Form of Certificate of Designations of Series A Junior
          Participating Preferred Stock (included as Exhibit A to
          Exhibit 3.3).
  *4.1    Specimen Stock Certificate.
  *4.2    Omnibus Credit and Guaranty Agreement dated as of December
          30, 2003 among TODCO, the guarantors, lenders and issuing
          bank parties thereto, Citibank N.A., as administrative agent and collateral agent, and Citigroup Global Markets, Inc., as lead arranger and sole book runner.
          The Company is a party to several debt instruments under
          which the total amount of securities authorized does not
          exceed 10% of the total assets of the Company and its
          subsidiaries on a consolidated basis. Pursuant to paragraph
          4(iii)(A) of Item 601(b) of Regulation S-K, the Company
          agrees to furnish a copy of such instruments to the
          Commission upon request.
  *5.1    Opinion of Baker Botts L.L.P.
  *8.1    Tax Opinion of Baker Botts L.L.P.
 *10.1    Form of Master Separation Agreement.
 *10.2    Form of Transition Services Agreement.
 *10.3    Form of Employee Matters Agreement.
 *10.4    Form of Tax Sharing Agreement.
 *10.5    Form of Registration Rights Agreement.
 *10.6    TODCO Long-Term Incentive Plan.
 *10.7    Employment Agreement dated July 15, 2002 between Jan Rask,
          R&B Falcon Management Services, Inc. and R&B Falcon
          Corporation.
 *10.8    Amendment No. 1 dated December 12, 2003 to the Employment
          Agreement dated July 15, 2002 between Jan Rask, R&B Falcon
          Management Services, Inc. and R&B Falcon Corporation.
 *10.9    Employment Agreement dated July 18, 2002 between T. Scott
          O'Keefe, R&B Falcon Management Services, Inc. and R&B Falcon
          Corporation.
 *10.10   Amendment No. 1 dated December 12, 2003 to the Employment
          Agreement dated July 18, 2002 between T. Scott O'Keefe, R&B
          Falcon Management Services, Inc. and R&B Falcon Corporation.
 *10.11   Employment Agreement dated April 28, 2003 between David J.
          Crowley, TODCO Management Services, LLC and TODCO.
 *10.12   Form of Indemnification Agreement for Officers and
          Directors.
 *10.13   Revolving Credit and Note Purchase Agreement, dated as of
          December 20, 2001, among Delta Towing, LLC, as Borrower, R&B
          Falcon Drilling USA, Inc., as RBF Noteholder, and Beta
          Marine Services, L.L.C., as Beta Noteholder.
  10.14   TODCO Severance Policy.
 *21.1    Subsidiaries of Registrant.
  23.1    Consent of Ernst & Young LLP.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 *23.2    Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
 *23.3    Consent of Thomas R. Hix.
 *23.4    Consent of Arthur Lindenauer.
 *24.1    Powers of Attorney.


------------

 * Previously filed.

     (b) Financial Statement Schedules.

     Schedule II--Valuation and Qualifying Accounts is included on page F-43 of the prospectus. All other schedules are omitted, because the required information is inapplicable, or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 3rd day of February, 2004.


                                          TODCO

                                          By          /s/ JAN RASK
                                            ------------------------------------
                                                          Jan Rask
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 3, 2004.


                       SIGNATURE                                               TITLE
                       ---------                                               -----

                      /s/ JAN RASK                           President and Chief Executive Officer and
 ------------------------------------------------------                      Director
                        Jan Rask                                   (Principal Executive Officer)


                  /s/ T. SCOTT O'KEEFE                       Senior Vice President and Chief Financial
 ------------------------------------------------------                       Officer
                    T. Scott O'Keefe                               (Principal Financial Officer)


                  /s/ DALE W. WILHELM                              Vice President and Controller
 ------------------------------------------------------           (Principal Accounting Officer)
                    Dale W. Wilhelm


                           *                                                 Director
 ------------------------------------------------------
                   Gregory L. Cauthen


                           *                                                 Director
 ------------------------------------------------------
                     Robert L. Long


                           *                                                 Director
 ------------------------------------------------------
                   J. Michael Talbert


 *By:                 /s/ T. SCOTT O'KEEFE
        ------------------------------------------------
                        T. Scott O'Keefe
                       (Attorney-in-Fact)

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  *1.1    Form of Underwriting Agreement.
  *3.1    Form of Third Amended and Restated Certificate of
          Incorporation.
  *3.2    Form of Amended and Restated Bylaws.
  *3.3    Form of Rights Agreement between TODCO and The Bank of New
          York.
  *3.4    Form of Certificate of Designations of Series A Junior
          Participating Preferred Stock (included as Exhibit A to
          Exhibit 3.3).
  *4.1    Specimen Stock Certificate.
          The Company is a party to several debt instruments under
          which the total amount of securities authorized does not
          exceed 10% of the total assets of the Company and its
          subsidiaries on a consolidated basis. Pursuant to paragraph
          4(iii)(A) of Item 601(b) of Regulation S-K, the Company
          agrees to furnish a copy of such instruments to the
          Commission upon request.
  *4.2    Omnibus Credit and Guaranty Agreement dated as of December
          30, 2003 among TODCO, the guarantors, lenders and issuing
          bank parties thereto, Citibank N.A., as administrative agent and collateral agent, and Citigroup Global Markets, Inc., as lead arranger and sole book runner.
  *5.1    Opinion of Baker Botts L.L.P.
  *8.1    Tax Opinion of Baker Botts L.L.P.
  10.1    Form of Master Separation Agreement.
 *10.2    Form of Transition Services Agreement.
 *10.3    Form of Employee Matters Agreement.
 *10.4    Form of Tax Sharing Agreement.
  10.5    Form of Registration Rights Agreement.
 *10.6    TODCO Long-Term Incentive Plan.
 *10.7    Employment Agreement dated July 15, 2002 between Jan Rask,
          R&B Falcon Management Services, Inc. and R&B Falcon
          Corporation.
 *10.8    Amendment No. 1 dated December 12, 2003 to the Employment
          Agreement dated July 15, 2002 between Jan Rask, R&B Falcon
          Management Services, Inc. and R&B Falcon Corporation.
 *10.9    Employment Agreement dated July 18, 2002 between T. Scott
          O'Keefe, R&B Falcon Management Services, Inc. and R&B Falcon
          Corporation.
 *10.10   Amendment No. 1 dated December 12, 2003 to the Employment
          Agreement dated July 18, 2002 between T. Scott O'Keefe, R&B
          Falcon Management Services, Inc. and R&B Falcon Corporation.
 *10.11   Employment Agreement dated April 28, 2003 between David J.
          Crowley, TODCO Management Services, LLC and TODCO.
 *10.12   Form of Indemnification Agreement for Officers and
          Directors.
 *10.13   Revolving Credit and Note Purchase Agreement, dated as of
          December 20, 2001, among Delta Towing, LLC, as Borrower, R&B
          Falcon Drilling USA, Inc., as RBF Noteholder, and Beta
          Marine Services, L.L.C., as Beta Noteholder.
  10.14   TODCO Severance Policy.
 *21.1    Subsidiaries of Registrant.
  23.1    Consent of Ernst & Young LLP.
 *23.2    Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
 *23.3    Consent of Thomas R. Hix.
 *23.4    Consent of Arthur Lindenauer.
 *24.1    Powers of Attorney.


---------------

 * Previously filed.